Form 20-F
period 2002-06-30
IXOS SOFTWARE AG
filed 2002-12-23
CIK 1070394

As filed with the Securities and Exchange Commission on December 23, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

IXOS SOFTWARE AKTIENGESELLSCHAFT
(Exact name of Registrant as specified in its charter)

IXOS SOFTWARE CORPORATION

(Translation of Registrant’s name into English)

Federal Republic of Germany
 (Jurisdiction of Incorporation or Organization)

Bretonischer Ring 12
D-85630 Grasbrunn/Munich
Germany
(011) (49) (89) 46 290
(Address and telephone number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Bearer Ordinary Shares* American Depositary Shares, evidenced by American Depositary Receipts, each representing one Bearer Ordinary Share	Nasdaq National Market Nasdaq National Market

*	The Bearer Ordinary Shares are not traded on the Nasdaq National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Number of outstanding Shares of each of the Registrant’s classes of capital or common stock as of June 30, 2002, the close of the period covered by the annual report.

Bearer Ordinary Shares, no par value, but with a notional value of EUR 1.00 per share	19,684,659
Total number of outstanding shares as of December 16, 2002	21,524,659

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]      No [ ]

     Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 [ ]      Item 18 [X]

INTRODUCTION

     In this Annual Report, references to “IXOS” or to the “company” are to IXOS SOFTWARE AG and references to “we” or “us” are to IXOS SOFTWARE AG, and, as the context requires, its wholly-owned subsidiaries. In this Annual Report, references to “Shares” are to our Bearer Ordinary Shares and references to “ADSs” are to our American Depositary Shares, each representing one Bearer Ordinary Share, as evidenced by American Depositary Receipts (“ADRs”).

     Unless otherwise indicated, any reference in this Annual Report on Form 20-F (this “Form 20-F” or “Annual Report”) to the “Consolidated Financial Statements” is to our consolidated financial statements (including the notes thereto) as of June 30, 2000, 2001 and 2002, and with respect to the years then ended, audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH. The Consolidated Financial Statements contained herein have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Unless otherwise indicated all information included herein refers to IXOS SOFTWARE AG and its subsidiaries on a consolidated basis.

     In this Annual Report, references to “EUR” are to the euro, references to “DM” are to Deutsche Marks and references to “USD” and “U.S. dollars” are to United States dollars. We have prepared our Consolidated Financial Statements in euros since fiscal year 2000. In prior fiscal years, we prepared our Consolidated Financial Statements in DM. As such, for convenience only (except where noted otherwise), the Consolidated Financial Statements and certain DM figures for periods prior to January 1, 1999, have been translated into euros at the rate of DM 1.95583 = EUR 1.00, the exchange rate fixed by the Council of the European Union. These translations should not be construed as a representation that the euro amounts actually represent such DM amounts or that such euro amounts could be converted into DM at the rate indicated. See “Exchange Rate Information” for information concerning the average exchange rates of U.S. dollars per euro from the year ended June 30, 1998 through November 30, 2002.

     Our fiscal year ends on June 30 of each year. References to any specific financial year refer to the year ended June 30 of the calendar year specified.

     IXOS® and IXtrain® are registered trademarks. IXOS-eCON Solution Suite, IXOS-eCON Server, IXOS-eCONtext, IXOS-eCONtent and IXOS-eCONcert are trademarks of our company. Trade names and trademarks of other companies appearing herein are the property of their respective owners.

i

Forward Looking Statements

This Form 20-F contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and on information currently available to us. When used in this Annual Report, the words “anticipate”, “believe”, “can”, “estimate”, “expect”, “intend”, “plan”, “project”, “should”, “will” and similar expressions as they relate to our company or our management, are intended to identify forward-looking statements. These statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control and which may cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

•	the initial and continued market acceptance of our primary software products and services;

•	the unpredictability of our sales cycle and business seasonality which may lead to fluctuations in operating results;

•	our sales forecasts which may prove to be inaccurate;

•	our ability to attract and retain skilled personnel, including several key employees, with knowledge of the document management industry;

•	our ability to develop and sell new products in order to keep up with technological change;

•	our continued relationships with strategic partners;

•	increased competition which may result in price reductions and decreased demand for our products and services;

•	the effects of problems associated with international operations;

•	foreign exchange fluctuations;

•	problems associated with rapid growth;

•	our increasing dependence on third parties for certain services;

•	the unsettled global environment and the general volatile political climate and poor economic conditions;

•	the accuracy and sufficiency of our internal risk management policies and procedures;

•	disruptions to our business caused by acquisitions

•	the continued influence extreme price fluctuations and negative market sentiment may have on our Shares and ADSs; and

•	undetected errors or defects in our software.

     Investors are cautioned not to put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

ii

Part I

Item 1: Identity of Directors, Senior Management and Advisers

     Not applicable.

Item 2: Offer Statistics and Expected Timetable

     Not applicable.

Item 3: Key Information

Selected Financial Data

     The statement of operations data for the fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of June 30, 1998, 1999, 2000, 2001 and 2002, set forth below in accordance with U.S. GAAP, have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere herein, which have been audited by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH, independent public accountants, as indicated in their reports thereon, which also appear in this document.

     The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included in this Form 20-F.

Selected Financial Data

	Year ended June 30,

(In thousands of EUR, except share and per share amounts)	1998 *	1999 *	2000	2001	2002

Statement of Operations Data:
Revenues:
Software licenses	32,308	61,055	60,012	58,370	53,822
Services	19,704	25,097	31,296	32,018	35,701
Maintenance	5,120	9,520	16,413	26,611	33,278

Total revenues	57,132	95,672	107,721	116,999	122,801

Cost of revenues:
Software licenses	(1,473)	(858)	(3,529)	(816)	(1,632)
Services	(12,039)	(18,665)	(26,932)	(25,137)	(26,915)
Maintenance	(4,382)	(7,707)	(7,911)	(9,021)	(9,948)

Total cost of revenues	(17,894)	(27,230)	(38,372)	(34,974)	(38,495)

Gross profit	39,238	68,442	69,349	82,025	84,306

Operating expenses:
Sales and marketing	(21,302)	(37,639)	(53,921)	(52,776)	(47,803)
Research and development	(5,734)	(12,434)	(19,182)	(15,667)	(15,672)
General and administrative	(8,701)	(8,860)	(13,680)	(13,188)	(12,455)
Other operating income	0	0	0	3,798	6,191
Other operating expenses	0	0	(6,859)	1,758	(6,184)

Total operating expenses	(35,737)	(58,933)	(93,642)	(76,075)	(75,923)

	Year ended June 30,

(In thousands of EUR, except share and per share amounts)	1998 *	1999 *	2000	2001	2002

Income (loss) from operations	3,501	9,509	(24,293)	5,950	8,383

Other income (expense)	(203)	1,821	1,920	1,600	(613)
Income (loss) before provisions for income taxes and minority interest	3,298	11,330	(22,373)	7,550	7,770
Provisions for income taxes	(1,243)	(1,100)	(4,735)	(767)	(294)
Minority Interest	(58)	0	0	0	0

Net income (loss)	1,997	10,230	(27,108)	6,783	7,476

Net income (loss) per share:
Basic	0.13	0.55	(1.40)	0.34	0.38
Diluted	0.13	0.52	(1.40)	0.34	0.38
Weighed average shares outstanding:
Basic	15,813,325	18,724,877	19,427,005	19,687,150	19,677,661
Diluted	15,915,480	19,577,556	20,017,762	19,857,165	19,747,471

*	DM figures were translated to EUR by dividing the DM amount by 1.95583 which is the official rate fixed by the Council of the European Union.

	Year ended June 30,

(In thousands of EUR, except share and per share amounts)	1998*	1999*	2000	2001	2002

Balance Sheet Data (end of period):
Total current assets	25,227	86,406	72,213	76,815	85,635
Total assets	33,057	101,968	84,710	90,022	99,262
Total current liabilities	18,816	26,019	34,209	32,241	34,981
Total long-term obligations, including capitalized leases	2,000	1,064	425	131	0
Total shareholders’ equity	11,375	73,856	48,881	56,333	62,601
Capital Stock	8,719	10,426	20,158	20,303	20,303

*	DM figures were translated to EUR by dividing the DM amount by 1.95583 which is the official rate fixed by the Council of the European Union.

We did not distribute any dividends from 1998 through 2002.

Exchange Rate Information

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of Shares or ADSs on conversion of dividends, if any, paid in euros on the Shares.

     Since the euro did not exist prior to January 1, 1999, we cannot present actual exchange rates between the euro and the U.S. dollar for earlier periods in our Consolidated Financial Statements and in the other financial information discussed in this Annual Report. To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average exchange rates of U.S. dollars per euro for the periods shown.

     For all periods before the creation of the euro on January 1, 1999, this information has been calculated using the noon buying rates for the DM per USD 1.00 for each period, as translated into euros at the official fixed rate of EUR 1.00 = DM 1.95583. The average is computed using the noon buying rate for the DM on the last business day of each month during the period indicated.

     Average exchange rate of U.S. dollars per euro:

Year ended June 30th	Average

(amounts in USD)
1998	1.0813
1999	1.0322
2000	0.9573
2001	0.8923
2002	0.9011

     The table below shows the high and low exchange rates of U.S. dollars per euro for each month from June 2002 to November 2002:

	High	Low

(amounts in USD)
June 2002	0.9988	0.9304
July 2002	1.0212	0.9716
August 2002	0.9915	0.9624
September 2002	0.9988	0.9610
October 2002	0.9926	0.9688
November 2002	1.0171	0.9881

     The noon buying rate for euros on June 30, 2002 was EUR 1.00 = USD 0.9856, as certified by Federal Reserve Bank of New York. The noon buying rate on December 16, 2002 was EUR 1.00 = USD 1.0210.

Risk Factors

In evaluating an investment in our company you should consider carefully the matters set forth below, as well as all of the other information contained in this Annual Report. Certain statements in this Annual Report that are not historical fact constitute “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from results expressed or implied by such forward-looking statements. See “Forward-Looking Statements”. Such risks, uncertainties and other factors include, but are not limited to, the matters described below and may adversely affect your investment.

Our performance will depend on initial and continued market acceptance of our primary software products and services.

Our revenues come from the licensing, servicing and maintenance of our business document and content management software. Any reduction in demand for our software, or lack of meaningful growth in the market for this software, could have a material adverse effect on our business, operating results and financial condition. Our future performance will depend to a large degree upon our ability to introduce new versions of our product lines IXOS-eCONserver, IXOS-eCONtext , IXOS-eCONtent and IXOS-eCONcert or other products that meet the evolving needs of our customers. In addition, our future results will depend upon the continued market acceptance of the mySAP.com platform, the continued growth of our SAP Aktiengesellschaft (“SAP”) customer base, and our ability to penetrate this customer base. The development of our core market and applications in the areas of business software, enterprise portals, groupware and customer relationship management (“CRM”) are particularly important for our success.

The unpredictability of our sales cycle may lead to fluctuations in operating results if our revenues are below expectations

We generally ship our software products shortly after receipt of an order and normally do not have a significant backlog of unfulfilled orders. Our software license revenues for any quarter are materially dependent on orders that are booked and shipped in that quarter and cannot be predicted with any degree of certainty. In the past, we have experienced considerable fluctuations in quarterly results from operations and expect this to continue to occur in the future. Accordingly, shortfalls in revenues may cause significant variations in operating results in any quarter. Factors that could cause these fluctuations include:

•	economic conditions, which may affect our customers’ and potential customers’ budgets for information technology expenditures;

•	the unpredictable timing of orders and the long sales cycles for our products (our sales cycle is typically between six and nine months);

•	the timing and market acceptance of new product releases or product enhancements by either us or our competitors;

•	the timing of product implementations, which are highly dependent on our customers’ resources and discretion;

•	any change in our pricing policy or the pricing policies of our competitors;

•	any acquisitions consummated in a particular quarter; and

•	the time it takes newly hired sales and consulting personnel to become fully productive.

Because of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful. Also, period-to-period comparisons are limited because our first and third quarter revenues tend to be less than our second and fourth quarter revenues. Our software license revenues are typically strongest in our fourth fiscal quarter, which ends on June 30 and weakest in our first fiscal quarter, which ends on September 30. As a result of these seasonal factors, we have historically experienced operating losses in our first and third fiscal quarters and could experience operating losses in those quarters in the future, which may have a material adverse effect on our business, operating results and financial condition. In addition, it is possible that in some future quarters our results of operations will be below the expectations of public market analysts and investors, and in that case the price of our Shares or ADSs could be materially adversely affected.

Our sales forecasts may prove to be inaccurate.

In common with most companies in our industry, we use a “pipeline” system to forecast sales and trends in our business. Our sales departments constantly monitor the status of proposals and negotiations, which typically last between six and nine month, and estimate the date they believe that a customer will make a purchase decision, together with the potential revenue from the sale. We aggregate these estimates at regular intervals to generate this sales pipeline. We analyze the pipeline frequently to identify trends in our business. Although we expect this pipeline analysis to provide some support for our business planning and budgeting, the resulting estimates are necessarily approximate and may not consistently reflect actual revenue in a particular quarter or over longer periods.

In particular, any slowdown in the economy might prompt customers to delay, curtail or cancel their purchasing decisions, which would then reduce the overall license-to-revenue pipeline conversion rate in a particular period. If there are differences between the projected pipeline and actual revenue generated, or inconsistencies in the pipeline itself, our plans and budgets may be wrong, which could adversely affect our business or results of operations. In addition any failure to achieve a sale after we have made extensive investments in time and money in any prospective customer could adversely affect our business.

We must attract and retain skilled personnel, including a number of key employees, with knowledge of the document management industry.

Our future success and ability to increase our revenues will depend in significant part upon our ability to attract and retain highly skilled management, sales, support, service, marketing and product development personnel, particularly with expertise in the business document management industry. There is intense competition for skilled personnel. Recruiting such personnel is becoming increasingly difficult because of the growth of the high technology industry worldwide. In the past, we have experienced difficulty in locating candidates with appropriate qualifications. We cannot assure you that we will be successful in attracting and retaining skilled personnel, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

In addition, our success depends to a significant extent upon the efforts and ability of a limited number of key employees of our senior management, sales and product development personnel. Although we have entered into employment agreements with some of our executive officers, the loss of the services of any of these individuals or other members of our senior management team or other key employees could have a material adverse effect on our business, operating results and financial condition.

       We must develop and sell new products in order to keep up with technological change.

The market for our software and services is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. Our ability to continue to sell products will be dependent upon our ability to continue to enhance our existing software and services offerings, develop and introduce, in a timely manner, new software products incorporating technological advances and respond to customer requirements. We may not be successful in developing, marketing and releasing new products or new versions of our products that respond to technological developments, evolving industry standards or changing customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction and sale of product enhancements. If release dates of any future products or enhancements are delayed, or if these products or enhancements fail to achieve market acceptance when released, our business operating results could be materially harmed.

Our success depends and will depend on our relationships with strategic partners.

We rely heavily on our close cooperation with leading partners such as SAP, Microsoft and Siebel for product development, optimization and sales. If any of our partners should decide for any reason to terminate or scale down their cooperative efforts with us, our business, operating results and financial condition may be adversely affected.

Our success has depended, and will continue to depend on our relationship with SAP. Our products are designed to complement the mySAP.com platform. Our competitive advantage consists largely of:

•	the seamless integration between IXOS-eCONtext for SAP and the mySAP.com platform;

•	our extensive knowledge of the SAP R/3 and mySAP system and potential applications; and

•	the close cooperation of our research and development team with SAP programmers for the joint development of SAP product enhancements.

In addition, we have cooperated with SAP successfully for many years in the areas of development, sales, marketing, training and support. For years, we have operated a competence center at SAP’s headquarter in Walldorf with a sales and development team that ensures product integration with the mySAP.com e-business platform. We also have worked with SAP on document interfaces for mySAP CRM and the provision of document solutions for all major SAP initiatives such as Supply Chain Management (SCM), Product Lifecycle Management (PLM), Portals and selected industry business solutions. Although we believe that our relationship with SAP is one of our strengths, SAP products can be used with other document management and archiving systems. If SAP for any reason decides to terminate or scale down its cooperative efforts with us, this could have a material adverse effect on our business, operating results and financial condition.

Microsoft is one of our most important partners for our Groupware and Business Portal Solutions, which are integrated with Microsoft Exchange and the MS SharePoint Portal Server. At the beginning of 2001, we became a member of Siebel’s partner program. Siebel is a market leader in CRM software and has a strong market position, particularly in the U.S. Our document solutions are integrated with Siebel’s e-business applications. We are using our partnership with Siebel Systems to expand our position as a provider of e-business document solutions in the CRM area, especially in the Americas. Our success in marketing document management solutions for groupware and CRM software will depend on these partnerships with Microsoft and Siebel as well as our ability to expand our customer base in those fields. If Microsoft or Siebel for any reason decide to terminate or scale down their cooperative efforts with us, this could have a material adverse effect on our business, operating results and financial condition.

Increased competition may result in price reductions and decreased demand for our products and services.

The market for business document management and content management software is intensely competitive and characterized by rapid technological change. In addition, it is significantly affected by new product introductions and the market activities of participants in our industry. Our products are targeted at the market for open, client/server software solutions. Our competitors are diverse and offer a variety of solutions directed at various segments of the business document management market. Growing competition may force us to reduce the price of our products and services, may reduce revenues and gross margins and may lower market share, any one of which could have a material adverse effect on our business, operating results and financial condition. Several of the competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed customer base than we do. In addition, several of our existing competitors and other potential competitors have well established relationships with some of our current and potential customers and strategic partners, have extensive knowledge of the enterprise software industry and have the resources to enable them to offer a single vendor solution more easily than we can. As a result, some of our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. We also expect to face additional competition as other established and emerging companies enter the market for business document management systems.

Our business can be adversely affected by problems associated with international operations.

We currently market our products in Europe, the Americas and the Asia/Pacific regions. Our future revenue growth depends upon the successful continued expansion of our sales, marketing, support and service organizations, through direct or indirect channels, in the various countries around the world where our potential customers are located. Such expansion would require us to establish new offices, hire new personnel and manage operations in widely disparate geographies, economies, legal systems, languages and cultures. Our receivables portfolio contains inherent risks with regard to the collectability of receivables in individual sales regions. As our business expands, this risk will increase. Our operations are also affected by other factors inherent in international business activities, such as:

•	differing economic business conditions;

•	difficulties in staffing and managing foreign operations;

•	the complexity of managing different tax structures;

•	differing import and export licensing and other legal requirements;

•	tariffs and other restrictions on trade;

•	exposure to varying legal standards; and

•	longer accounts receivable payment cycles.

     Some of our competitors have more experience with the issues associated with international operations than we do.

     Our success depends on our ability to meet the challenges associated with international operations successfully. Our failure to do so could materially affect our business, operating revenues and financial condition.

Our results of operations can be adversely affected by foreign exchange fluctuations.

     Because of our multinational operations, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies in relation to the euro, particularly the U.S. dollar, the Japanese yen, the British pound and the Swiss franc. Changes to the value of the euro relative to the other currencies in which we generate revenues could adversely affect our results of operations. Even when foreign currency expenses substantially offset revenues in the same currency, our profits may be diminished when reported in euros in our financial statements. Due to the constantly changing currency exposures and the volatility of currency exchange rates, we may experience currency losses in the future, and exchange rate fluctuations could adversely affect our future results of operations.

Rapid growth could strain our administrative, financial and operational resources.

     Our growth has sometimes strained, and may in the future strain, our administrative and other resources. Our ability to manage growth will depend in part on our ability to improve our administrative, financial and operational controls. We cannot assure you that our administrative, financial and operational controls will be adequate to support our growth. If we are unable to manage growth effectively, the quality of our services, our ability to retain key personnel and our business, operating results and financial condition could be materially adversely affected.

We depend increasingly on third parties for certain services.

     Increasingly, we depend upon third parties for certain services, such as consulting (including business process reengineering, project management, conceptual design, my SAP customization and change management), pre-sales, end-user training and customer support. We cannot assure you that any third parties upon whom we rely will be capable of providing the quality of service that our customers require.

Our business may be affected by a volatile political climate and resulting poor economic conditions.

     Our operating performance depends significantly on general economic conditions. The terrorist attacks that took place on September 11, 2001 have created many economic and political uncertainties and have had a negative impact on the global economy. The international responses to such terrorist attacks and the potential for future terrorist attacks and other acts of war or hostility have created many economic and political uncertainties. Continued uncertainty about future economic conditions has made it increasingly difficult to forecast future operating results. Should global and regional economic conditions fail to improve or continue to deteriorate, demand for our products could be adversely affected, as could the financial health of our customers. This may have a material adverse effect on our operating results and financial condition.

Our internal risk management policies and procedures may not be sufficient for us to identify, analyze and respond appropriately in a timely manner.

     We believe that we have a system comprising multiple mechanisms at IXOS to recognize and analyze operating risks early and respond appropriately. These mechanisms include recording, monitoring and controlling internal enterprise processes using internal reporting functions, a number of management and controlling systems and a planning process that is uniform throughout our Group. The modern control systems provided by SAP enterprise software are employed.

     Further elements of the system include our comprehensive published reports and the work of the Supervisory Board in monitoring and controlling the Executive Board. IXOS’ Principles of Corporate Governance, ratified by our Supervisory Board in September 2002, constitute the remaining component in the system. These principals and guidelines for the work of the Executive Board and the Supervisory Board, and also govern cooperation between them.

     IXOS’ receivables portfolio contains inherent risks with regard to the collectability of receivables in individual sales regions. IXOS counters this risk by performing active receivables management and risk provisioning at an early stage. Interest rate and exchange rate risks arise from IXOS’ operating business. These risks are primarily due to the differing exchange rate developments of the US Dollar, the Japanese Yen, the British Pound and the Swiss Franc as against the Euro.

     With regard to taxation, IXOS may be subject to risks arising from tax audits in Germany and abroad. IXOS is constantly working toward improving its administrative, financial and operational controls in order to identify such risks early and immediately introduce appropriate measures.

     Although we believe that our risk management policies and procedures are sufficient, we can offer no assurance that all risks will be identified, analyzed or responded to appropriately in a timely manner, especially those which are outside of our control.

Acquisitions of companies or technologies may result in disruptions to our business and diversion of management attention

     As part of our business strategy, we frequently evaluate strategic opportunities. We anticipate that our future growth may depend in part on our ability to identify and acquire complementary businesses, technologies, market channels or product lines. Our ability to expand through acquisitions will depend on a number of factors beyond our control, including the availability of suitable acquisition candidates, the level of competition for such opportunities and our ability to finance and fund such acquisitions. If we fail to successfully manage future acquisitions or fully integrate future acquired businesses, products or technologies with our existing operations, we may not receive the intended benefits of the acquisition and such acquisitions may harm our business and financial results. Acquisitions involve significant risks and could divert management’s attention from the day-to-day operations of our ongoing business. Additionally, such acquisitions may include numerous other risks, including, but not limited to the following:

•	difficulties in the integration of the operations, products and personnel of the acquired companies;

•	the incurrence of debt and impairment charges related to certain intangible assets;

•	liabilities and risks that are not known or identifiable at the time of the acquisition;

•	the possibility that we will be unable to retain key staff members and clients from the companies that we acquire;

•	the potential disruption of our ongoing business and the strain placed on our management, administrative, operational and financial resources;

•	the possibility that acquired products and technologies may not provide the anticipated functionality level;

•	maintenance of appropriate standards, controls, procedures and policies;

•	the failure to discover liabilities for which we may be responsible as a successor owner or operator despite the investigations we make before the acquisition;

•	the impact on our financial statements resulting from the amortization of resulting goodwill and the creation of provisions or other write-downs; and

•	the possibility that an acquired company may not achieve the levels of revenue, profitability or productivity that we anticipate.

     We may not be able to overcome these or other challenges and acquisitions may therefore have a material adverse effect on our current business, future prospects, financial condition and results of operations.

Trading in our Shares may continue to be subject to extreme price fluctuations and to be influenced by negative market sentiment.

     The market for shares in technology companies, particularly those traded on the Neuer Markt segment of the Frankfurt Stock Exchange and the Nasdaq National Market, is subject to extreme price and volume fluctuations which can affect the market prices of our Shares and ADSs. Factors that can contribute to these fluctuations include:

•	our actual or anticipated results of operations;

•	customer orders or new products or contracts;

•	changes in our earnings or revenue estimates;

•	changes in financial estimates by securities analysts;

•	market conditions and trends in our industry;

•	announcements by our competitors;

•	regulatory actions; and

•	the general state of the securities markets (with particular emphasis on the technology sector).

     Stock market sentiment was particularly negative in the past fiscal year. In the period from July 1, 2001 to June 30, 2002, the NEMAX 50 Performance Index in Xetra trading fell by 839 points to 607, a 58% drop, and the NASDAQ 100 Index fell 779 points to 1,051, a drop of 43%.

     Although during the last fiscal year IXOS Shares outperformed both the NEMAX 50 and NASDAQ indices, our Share price fell 24% from EUR 6.40 as of June, 30 2001 to EUR 4.85 as of June 30, 2002. Our market capitalization fell correspondingly from EUR 126 million at the beginning of the fiscal year to EUR 95 million on June 30, 2002. In the same period our ADS price fell 6.8% from USD 5.15 to USD 4.80.

     On December 16, 2002 our share price was EUR 5.20, our ADS price was USD 5.16, and IXOS’ market capitalization was EUR 112 million. We cannot assure you that our Share price, ADS price and market capitalization will not continue to be negatively affected.

     See also Item 9: “The Offer and Listing”.

We have a major shareholder which can exert its influence to prevent major transactions.

     On August 12, 2002, GAP (as defined herein in Item 7) entered into (i) a share purchase agreement with Eberhard and Helga Färber, pursuant to which GAP acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; (ii) a share purchase agreement with Hans and Sybille Strack-Zimmerman, pursuant to which GAP acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; and (iii) a participation agreement with IXOS, pursuant to which GAP acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 10,620,000. As a result of these agreements, GAP currently owns 5.4 million IXOS Shares, which comprise 25.1% of the outstanding IXOS Shares. In addition Mr. Klaus Esser of GAP was elected as a Supervisory Board member during the Annual General Meeting on November 19, 2002 and Mr. Tom Tinsley of GAP was elected as a substitute member of the Supervisory Board.

     Under German law, 75% of the share capital that is represented at any General Meeting is required to approve certain matters, including mergers and capital increases with the exclusion of the preemptive rights of the existing shareholders. Because GAP holds 25.1% of our voting stock and given that Mr. Klaus Esser is a Supervisory Board member and Mr. Tom Tinsley is a substitute member of the Supervisory Board, it will have the ability to exercise significant influence over matters (i) that require shareholder approval, and (ii) that require approval by the Supervisory Board. Therefore, GAP may have substantial influence on corporate actions requiring shareholder or Supervisory Board approval, including the power to delay or hinder a change in control of our company or other major corporate transactions.

     See also Item 7: “Major Shareholders and Related Party Transactions — The GAP Transaction”.

Our business could be adversely affected if we are unable to protect our proprietary technology.

     We rely upon a combination of copyright, trademark and trade secret laws, trade secrets, confidentiality procedures, contractual provisions and license arrangements to establish and protect our proprietary rights. We enter into agreements with our employees and customers that seek to limit and protect the distribution of our proprietary information. We cannot assure you that the steps we have taken to protect our proprietary rights, however, will be adequate to deter misappropriation of our proprietary information. In addition, we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights. The laws of certain countries in which we sell our products do not protect our software and intellectual property rights to the same extent as the laws of Germany and the United States. Consequently, the possibility exists that our products will be copied or that existing rights will be abused. Unauthorized copying or misuse of our products or our proprietary information may materially and adversely affect our business, results of operations and financial condition.

Undetected errors or defects in our software could adversely affect the performance of our software and reduce the demand for our products.

     Our software products could contain errors or defects that we have not been able to detect and which could adversely affect their performance and reduce demand for our products. We regularly introduce new releases and new versions of our products. In the past we have discovered software defects in certain of our new products and enhancements after they have been introduced, and as a result we have experienced distribution delays or lost revenues during the period of time required to correct these errors. Any such defects or errors could result in adverse customer reactions, customers’ damage claims and negative publicity regarding IXOS and our products, since our customers and potential customers are highly sensitive to defects in our software. Any defects or errors in new products or enhancements could result in the loss of orders or a delay in the receipt of orders and could result in reduced revenues, delay in market acceptance, diversion of development resources, product liability claims or increased service and warranty costs, any of which may have a material adverse effect on our business, results of operations and financial condition.

Others could claim that we infringe upon their intellectual property rights.

     Although we believe that our products do not infringe upon the intellectual property rights of others, and that we have all the rights necessary to utilize the intellectual property employed in our business, we are subject to the risks of claims alleging infringement of third party intellectual property rights. These claims could require us to spend significant sums in litigation, pay damages, expend significant management resources, cause shipment delays, enter into royalty or licensing agreements, discontinue the use of the challenged trade names or technology or develop non-infringing intellectual property. Therefore, these claims could have a material adverse effect on our business, operating results and financial condition.

U.S. holders of Shares or ADSs may be excluded from pre-emptive rights issues.

     In the case of an increase of the issued share capital of IXOS, existing shareholders are entitled to pre-emptive rights for their ADSs unless a registration statement under the U.S. Securities Act is effective with respect to such rights, or an exemption from the registration requirements thereunder is available. As a result, IXOS may seek permission from the shareholders to exclude U.S. holders from the distribution of pre-emptive rights. Accordingly, no assurance can be given that U.S. holders of ADSs will receive the full benefits of these statutory pre-emptive rights. Similar restrictions may apply in other jurisdictions.

It may not be possible to enforce judgments of United States courts against our directors.

     We are a German stock corporation (Aktiengesellschaft). All the members of our Supervisory Board (Aufsichtsrat) and the Executive Board (Vorstand) are non-residents of the United States. In addition, a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States on our company or such persons, or to enforce against them judgments obtained in United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and actions brought in the United States or elsewhere may be unenforceable in Germany.

The German Securities Purchase and Takeover Act may make an acquisition of our Company more difficult.

     As of January 1, 2002, the voluntary Takeover Code of 1995, as amended, which we had previously adopted, was replaced by the new German Securities Purchase and Takeover Act (the “Takeover Act”). The Takeover Act, inter alia, applies to companies whose shares are listed on the European public securities markets and may make it difficult or undesirable for a purchaser to acquire a substantial percentage of our Shares. In particular, a purchaser of our Shares is required under the Takeover Act to launch a mandatory offer to all other shareholders after acquiring control of our company. An acquisition of control will be generally assumed if a threshold of 30% of the voting rights of our company is passed. The Takeover Act could delay, defer or prevent a change in control of our company. In addition, the rights of our shareholders under the Takeover Act could differ in certain respects from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

Item 4: Information on the Company

Introduction

     We provide software solutions for the management of e-business documents. We were founded in March 1988 as IXOS Software GmbH, a limited liability company (“Gesellschaft mit beschränkter Haftung” or “GmbH”) in Germany. Our first software solution was the IXOS-ARCHIVE. Beginning in April 1992, we collaborated with SAP to develop ArchiveLink, the open interface between SAP R/3 and document archiving systems, and we shifted from providing customized solutions to developing standard software. In March 1994, we released version 1.2 of IXOS-ARCHIVE, which supported HP-UX, Sun Solaris and IBM AIX. In June 1994, we opened our North American headquarters in San Mateo, California. In January 1996, we developed the first Windows NT version of IXOS-ARCHIVE and, in December 1996, we opened our headquarters for Europe (excluding Germany) in Biel, Switzerland. In 1997, IXOS Software GmbH was transformed into an Aktiengesellschaft (German stock corporation), IXOS Software AG. In 1998, the Asia/Pacific headquarters were established in Singapore. We introduced a version of IXOS-ARCHIVE with XML functionality at the end of calendar year 1999.

     In calendar year 2000, we decided to expand our product portfolio from enterprise resource planning (“ERP”) to leading groupware, CRM and business portal platforms with document management solutions. In February 2001, we launched our extended product and service offering under the new brand name IXOS-eCON Solution Suite, which encompasses offerings for the management of all e-business documents. Our four product lines build on one another and are characterized by a high degree of scalability, performance, security and availability. The suite supports inter-enterprise collaboration, increases the efficiency of business processes and provides a dependable and easily scalable document store in the areas of ERP, CRM, groupware and portals.

     To complement our product portfolio, we offer an extensive range of professional services, including 24 hour technical support, consulting, implementation, project and training services to assist our customers to quickly achieve the maximum benefits of our products. IXOS’ consulting services, which generate more than a quarter of its revenue, are focused on the areas of process optimization and workflows.

     As of June 30, 2002, we had 1,491 customers (representing 2,000 product installations and 1.5 million users worldwide) in a broad range of industries, including technology, communications, manufacturing, automotive, pharmaceuticals, consumer products and financial services. We distribute, implement and support our products worldwide through more than 32 sales and support offices in 17 countries and selected business partners. IXOS has 10 subsidiaries, giving us a presence on five continents.

     In fiscal year 2002, IXOS has successfully enhanced its solution suite with document content management solutions. These include the integration of documents with transaction-oriented systems such as ERP and CRM for leading systems providers, such as SAP and Siebel. We have also upgraded our document solution offerings for leading groupware providers such as Microsoft and Lotus.

     During the past fiscal year, there have been no acquisitions or dispositions of material assets other than in the ordinary course of business; no material changes in the way we do business; and no material changes in the types of products produced or services rendered. In addition, there have been no public takeover offers by third parties for IXOS’ shares or by IXOS for other companies’ shares during the last and current financial year.

     On August 12, 2002, General Atlantic Partners (as defined herein in Item 7) entered into (i) a share purchase agreement with Eberhard and Helga Färber, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; (ii) a share purchase agreement with Hans and Sybille Strack-Zimmerman, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; and (iii) a participation agreement with IXOS, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 10,620,000. On September 27, 2002, IXOS increased its capital stock from EUR 19,724,659 by EUR 1,800,000 to EUR 21,524,659 using authorized capital against cash contributions. General Atlantic Partners was exclusively admitted to subscribe for the 1,800,000 new shares and the respective pre-emption rights of the shareholders were excluded. As a result of these agreements, General Atlantic Partners currently owns 5.4 million IXOS Shares, which comprise 25.1% of the outstanding IXOS Shares. In addition, Mr. Klaus Esser of General Atlantic Partners was elected as a Supervisory Board member and Mr. Tom Tinsley was elected as a substitute member of the Supervisory Board during the Annual General Meeting on November 19, 2002. See also Item 7: “Major Shareholders and Related Party Transactions — The General Atlantic Partners Transaction”.

     We aim to continue to attract additional institutional investors to expand our shareholder base.

     Our Shares have been listed in the Neuer Markt market segment of the Frankfurt Stock Exchange and our ADSs have been quoted on the NASDAQ National Market since October 7, 1998.

     Our global headquarters and registered office are located at Bretonischer Ring 12, Grasbrunn/Munich, 85630 Germany, phone: +49(0)89.4629.0, fax: +49(0)89.4629.1199, e-mail: office@ixos.de.

Industry Background

     Organizations are faced with an ever-increasing volume of electronic data and documents, which are fundamental to their business processes. Business information in large organizations, including sales and accounting records, inventory documentation, contracts, human resource files, technical product specifications, transaction approvals and correspondence, is located in numerous and disparate geographical locations. For many organizations, the rapid growth and globalization of their operations have made it increasingly important yet substantially more difficult to securely store, manage, access and share business documents. These business documents need to be integrated into the key business processes of an organization to optimize its day-to-day operations. In addition, companies that are undergoing a significant change, such as a restructuring or the integration of an acquisition, need to rely on a single business document system to facilitate the transition towards a unified document base. The industry trend is moving away from intra-company solutions for these needs and towards Internet-based portals that connect companies with their customers, suppliers and partners.

     Transaction-based systems such as ERP systems are designed to enhance an organization’s ability to manage and execute key business functions, such as finance, sales and distribution, manufacturing and human resources. Organizations deploy such systems at various stages of their operations to improve their business processes, reduce costs and increase internal efficiency. With over 18,800 customers and more than 45,000 installations, SAP is the leader in such enterprise application software.

     The business document system environment has changed from document archiving to a more complex business climate. Customers demand a more encompassing offering. E-commerce and new applications present new challenges. For example, the fast growing CRM market lacks integrated, highly scalable document solutions that provide access to all relevant customer data/documents within an enterprise.

     Organizations require new, cost-effective approaches to integrating their business documents with the associated business processes, based not only on the mySAP platform, but also on CRM systems or on groupware solutions. These approaches must also ensure data integrity and make the business documents and data easily available to users within and outside a company. Organizations need an integrated, scalable, company-wide solution that supports a heterogeneous mix of platforms and document types and that can be rapidly implemented and easily maintained. Furthermore, companies expect document management systems to supply integrated solutions along with related services and support in a one-stop shopping framework. This puts considerable technical demands on the services provided and creates high expectations with respect to service quality. Experience of corporate organization and workflows, project management and integration are also essential for solution providers.

Strategy

     We are one of the leading global providers of document management solutions. We offer our customers a wealth of knowledge and experience gained over 14 years in business with 2,000 installations at large international companies and 1.5 million users. We strive to produce market- and customer-oriented products, that optimize and speed up business processes, reduce costs, and boost enterprise competitiveness.

     Our strategy includes three major goals. We seek to:

(i)	expand our market leadership in document solutions for transaction-systems such as ERP, CRM, and SCM to complement our existing position as the dominant player in the SAP area;

(ii)	provide solutions for document-centered, industry-specific business processes; target industries are banking, insurance and the public sector; and

(iii)	deliver enhanced document solutions for collaborative environments.

     First, we seek to expand our lead in the SAP applications area. SAP has a total base of 45,000 installations worldwide, which includes test and development systems. Based on an internal assessment, we believe that there are approximately 15,000 productive SAP systems in 2002, which define the target market for IXOS of which one third is considered accessible today for our current product offering. Given the 2,000 IXOS installations realized by the end of June 2002, it is clear that this area is far from exhausted and offers IXOS significant business potential for document management solutions. We intend to continue and extend our close strategic partnership with SAP so that we can offer SAP customers document management solutions for new and existing applications in the future as well. We provide document solutions for all major SAP initiatives such as ERP and the mySAP-platform, CRM, SCM, PLM, Portals and selected industry business solutions.

     Since February 2001 and throughout our fiscal year ended June 30, 2002, we have been marketing an extended, integrated product portfolio under the new IXOS-eCON Solution Suite brand. This offering encompasses intra- and inter-company document management, allowing us to further expand our lead in the SAP environment while also making inroads into high-growth markets such as groupware, document portals and customer relationship management at the same time. The IXOS-eCON Solution Suite addresses all aspects of document management within companies and among business partners, allowing us to offer our customers one-stop shopping for total solutions. We aim to further expand our leadership in the SAP market and simultaneously develop solutions for quickly growing markets such as CRM. In the area of CRM, for example, our products are integrated with both the mySAP CRM platform and Siebel e-business applications.

     Second, we intend to strengthen our strategic focus on document content management solutions for industry-specific processes. We focus on industries that manage large document volumes and have a high standardization of processes. Target industries are financial service providers, public administration and utilities (e.g. energy, water). IXOS plans to appeal to these target industries with an expanded range of document solutions, which address the needs of these industries.

     Third we will enhance our document solution offering in the collaborative environment, in the groupware and enterprise portal area. Our solutions support both IBM/Lotus Notes and Microsoft Exchange. IXOS products are also integrated with the Microsoft SharePoint Portal Server environment. We intend to enhance our offering in this area.

     Further more we expanded our collaboration with technology partners. In the fiscal year ended June 30, 2002, we also developed a new technology partnership with EMC Corporation, New York, and a sales and development partnership with Software AG in Darmstadt, Germany. IXOS’ technology agreement with EMC Corporation provides for the integration of the IXOS-eCON Solution Suite products with the newly announced EMC Centera content addressed storage (CAS) solution. EMC Centera represents an innovative software-driven storage architecture that addresses the information storage requirements of long-term, unchanging digital objects such as ERP/CRM system data and documents, e-mail and attachments. IXOS’ global sales partnership agreement with Software AG, Darmstadt enables us to jointly offer Internet-based solutions for the optimization of business processes.

     In the past fiscal year we expanded our offering in the area of document content management (“DCM”) systems.

     Until now, document management was mainly focused on imaging and archiving. With the economy now becoming increasingly digitalized, standardized business processes extend from the generation of a document, through to its editing by one or more individuals inside or outside the company, up to the final version and its distribution. Finally, the document must be permanently stored so that it is retrievable when needed.

     DCM systems provide a solution to this challenge. DCM Systems are more intelligent than archives, which are usually only familiar with a document’s storage location. Among other things, DCM systems offer classifications, expiration dates for documents, version management and the option of working jointly on documents in a team. They can also automatically initiate business processes using document contents. In the market for document-based applications, IXOS’ response to this new development has been to focus globally on industries in which document based processes and high document volumes represent an important success factor, such as banks, insurance companies, utilities, and public administration. Our experience with standardized processes and large volumes of documents makes our solutions offering particularly attractive to these customer groups. In addition to developing our own products, we will also make the targeted search for potential acquisitions that will expand our technological competence in the areas of workflow and web content management. This will enable us to round off our product and solutions portfolio for these markets.

     Currently, our DCM offering supports the following key scenarios:

• (i) DCM for transaction systems: These solutions manage and archive paper or e-business documents that are edited and processed and are used in areas such as ERP, CRM or SCM. Leading business transaction systems such as SAP and Siebel use these solutions. In this segment, IXOS is the global market leader in the SAP environment.

• (ii) DCM for document-based processes: This is needed when documents themselves define and drive (business) processes without a leading IT system. These solutions are usually implemented for individual industries or specific companies. For these DCM solutions, the entire document management process, workflow, integration with other IT systems and subsequent archiving must be individually designed. These individual solutions have widely varying degrees of standardization. Because one of IXOS’ core competencies is document and archiving management for standardized processes in the transaction systems environment, industry-specific standard processes are a particularly important target market.

• (iii) DCM for collaborative processes: These are designed for communications and working environments without firmly structured (business) processes. For example, these solutions are required to archive e-mails or to document interaction after the completion of a project. The work platforms are commonly used groupware solutions such as Microsoft Exchange. IXOS’ focus in this area is on archiving e-mails and integrating paper documents, allowing tamper-free, long-term storage and uniform retrieval.

     The DCM market is expected to experience significant growth in the coming years. We estimate the size of the relevant DCM market will increase from EUR 3,500 million in 2002 to EUR 5,500 million in 2005, based on the analysis of various market analyst studies. We plan to systematically leverage this dynamic growth. In doing so, we are particularly focused on improving our high-growth archiving solutions and expanding the integration of documents with transaction-oriented systems such as ERP, CRM, and SCM. These IXOS solutions focus on leading systems providers such as SAP and Siebel, as well as leading groupware providers such as Microsoft and IBM Lotus.

     It is also part of our business strategy, to investigate strategic opportunities to acquire complementary businesses, products or technologies which strengthen our offering in document content management, especially in the area of workflow and web content management. We are always looking for opportunities to expand our product line through organic growth, mergers, acquisitions or asset purchases. In line with this strategy, we are currently evaluating a number of potential acquisitions. We are in ongoing negotiations with respect to some of these, but no final decisions have been taken by either side. It is uncertain at this time whether any or all of these negotiations will lead to an agreement on acceptable terms to IXOS.

Products and Services

     In the last fiscal year IXOS has expanded the IXOS-eCON Solution Suite product family to include five new products and six updates, setting a new record for IXOS. The array of product innovations demonstrates the ability and productivity of our development team. IXOS was the first provider in the world to present a document solution for the Microsoft Sharepoint Portal Server. In the area of customer relationship management applications, IXOS was among the first to release new solutions for the products of SAP and Siebel.

     Our customers need secure, end-to-end solutions for handling their business documentation from analysis of business processes and document flows to implementation and maintenance. We have document management solutions for all key areas of electronic business:

(i)	ERP (Enterprise Resource Planning): Integration of all workflows in a company into a single application system. Typical workflows include accounting, human resources, production and purchasing.

(ii)	CRM (Customer Relationship Management): Interconnection of all workflows that define the relationship between a company and its customers — from initial contact through customer data maintenance, order processing to complaints management and customer service.

(iii)	LOB (Line of Business Applications): Support and management of individual, tailor-made customer applications, e.g. claims processing for an insurance company or production planning for an automobile factory.

(iv)	Groupware: Electronic data interchange within and outside a company via e-mail. Groupware is playing an increasingly important role in corporate communication.

     In designing document management solutions for these four key areas, we strive to support our customers’ employees in their everyday decision-making processes. Our solutions provide transparency of information, help free staff from time-consuming routine tasks and help avoid lengthy document searches.

     The IXOS-eCON Solution Suite

     Our IXOS-eCON Solution Suite encompasses software and service offerings for the secure and reliable management of all e-business documents. The suite supports inter-enterprise collaboration and increases the efficiency of business processes. It can be integrated with virtually all systems, including SAP, Siebel, Microsoft Exchange, Microsoft SharePoint Portal Server, and Lotus Notes, as well as with custom applications. Our IXOS-eCON Solution Suite combines four product lines that build on each other and that are characterized by their high degree of scalability, performance, security and availability:

(i)	IXOS-eCONserver is a scalable server for building a document management enterprise backbone. It is the basis for all other IXOS solutions. IXOS-eCONserver stores and manages documents and data with maximum reliability, scalability, security and performance. IXOS offers a robust core server capable of managing millions of documents in a live system.

(ii)	IXOS-eCONtext enables integration of documents from any source into key business applications and increases the transparency of a company’s business processes for all relevant documents every step of the way. Each document can be viewed and opened in virtually any application. This ensures that authorized employees always have direct access to the right document.

(iii)	IXOS-eCONtent is a solution for projects and work groups designed for situations when teams are working in different departments and locations. IXOS-eCONtent manages jointly created documents, for example, within ordering systems, and offers extensive search tools. As a document management language which everyone understands, IXOS-eCONtent enables all team members to maintain a clear overview of the documents they are working on in any number of formats.

(iv)	IXOS-eCONcert is the basic tool for worldwide collaboration across departments and companies — regardless of where the documents are stored. IXOS-eCONcert takes advantage of Internet technologies for document management. A web browser enables all authorized users — team members, business affiliates, and customers — to access e-business documents no matter where in the world they are located. The right documents can be accessed immediately and users always have a complete overview of different text versions. Existing organizational structures can be easily integrated into the system. IXOS-eCONcert maintains high security standards and supports digital signature and time stamp technology. Clear, personalized rights allocation ensures that each person only sees what they are authorized to see. The solutions are compatible with mySAP.com portals and also offer access to Microsoft’s portal world via the Microsoft SharePoint Server.

     IXOS is committed to the ongoing expansion of its range of solutions to further leverage the strategic target market of DCM. In recent months, we have made progress in integrating strategic partners to round off our offering, thus creating the foundations for quick entry into new markets. The close development partnership with SAP in the area of document integration with my SAP CRM has led to new solution offerings. At CeBIT 2002, IXOS became the first provider in the world to present a document solution for the Microsoft SharePoint Portal Server, expanding Microsoft’s intranet portal to include long-term archiving and the integration of paper and fax documents, among other features.

     Since April 2002, IXOS has had a global technology and sales partnership with EMC Corporation that aims to integrate products from the IXOS-eCON Solution Suite with the newly announced EMC Centera Content Addressed Storage solution, in addition to the existing incorporation of the Symmetrix platform. This will allow IXOS and EMC to offer customers joint tailor-made solutions for archiving enterprise data and documents (e.g.; e-mails) which are customized exactly to the requirements of their business. Further areas for partnership models include the integration of high-end workflow solutions, search engines and storage systems, as well as the incorporation of automatic document classification systems. IXOS has strengthened its relationship with its technology partner Software AG. At CeBIT 2002, the two software manufacturers presented a solution for the auditable archiving of XML-based e-commerce business documents.

Professional Services

     IXOS offers its customers a comprehensive service offering, from predefined packages to fully customized projects. With over 200 qualified consultants working at 32 sites in 17 countries, our worldwide presence enables us to maintain close contact with our customers. Over 80 IXOS specialists working at 6 sites provide 24-hour support, 7 days a week, worldwide. We also offer comprehensive training on site or at the IXOS training center.

     Our in-house international service teams provide customers with solutions expertise. We offer consulting, implementation, project and training services through our professional services organization. Our experienced consultants help our customers realize the full potential of using IXOS products. After a comprehensive analysis of the customer’s business processes and IT environment, we deliver a document management solution tailored to the customer’s needs.

     The vast majority of our customers do not require customization, because IXOS-eCON Solution Suite already meets their range of needs. In certain circumstances, we undertake mission-critical projects to address the sophisticated additional functionality needs of certain customers. A customer specific implementation may include the integration of the IXOS solution with existing customer software or legacy systems, software migration and the development of product extensions to add customer-specific functionality.

     The IXtrain Training Services offers special training courses for customers, covering all our applications and ensuring that technically optimized procedures are implemented directly within their company.

     Our large number of successful implementations has given rise to an extensive range of solution packages for horizontal applications (e.g., incoming invoice ledger for accounting) and selected vertical markets (e.g., customer insurance files) that can be easily adapted to individual customer requirements.

     We believe that a high level of customer service and support is important to our success and therefore offer a range of services designed to accelerate deployment and user acceptance of the IXOS-eCON Solution Suite across the enterprise. We provide global 24-hour support during the business week through our three Technical Support Centers located in Grasbrunn/Munich, Germany; San Mateo, California; and Singapore. These Technical Support Centers offer hotline technical support, remote dial-in services for problem identification and access to maintenance releases.

     Customers

     We have licensed our products to 1,491 customers worldwide. These are mainly large, international groups and market leaders from a variety of sectors. In fiscal year 2002, our installed base rose by 29% to more than 2,000 installations, which support 1.5 million users around the globe. Our installed base is widely spread over a broad range of industries worldwide.

     Sales and Marketing

     We sell our products primarily through our own direct sales force, based in 32 sales offices around the world. Our global sales headquarters are based in Grasbrunn/Munich, Germany. Regional headquarters are located in San Mateo, California, for the Americas; Biel, Switzerland, for Europe (excluding Germany); and in Singapore for Asia/Pacific. Our sales and marketing organization consisted of 198 employees as of June 30, 2002.

     Our direct sales force is responsible for all aspects of the sales process. Our direct sales team includes both sales personnel and pre-sales consultants who conduct multiple on-site presentations and demonstrations of our products. In addition to our direct sales and marketing organization, we have and will continue to establish marketing relationships with third party consultants and systems integrators as well as selected resellers in mid-market and specialized market segments to assist in initiating customer relationships.

     We utilize a wide variety of marketing programs, which are intended to support our direct sales efforts and to promote our products and services. To attract potential customers, we conduct a number of marketing programs, which include market research, seminars, trade shows, speaking engagements, public relations, customer newsletters, and website marketing. Our marketing department also prepares product literature including demonstrations, presentation materials, white papers, brochures, fact sheets, and materials that are specific to the customer’s area of interest.

     We also rely on our close cooperation with leading partners for sales, product development, and optimization of IXOS products. Customer service takes top priority, since customers expect refined, practical, efficient solutions. To meet these needs, we have collaborated on the following:

(i)	Consulting Partners are primarily system integrators, consulting and outsourcing firms with the ability to integrate IXOS products and services into their overall solution. In addition they have proven ability to develop/redesign industry specific business processes and/or to implement/operate entire IT solutions. Our many consulting partners include Accenture, Bearing Point, EDS, HP Consulting, IBM (PwC), SBS and T-Systems.

(ii)	IXOS Software Partners are primarily leading software companies that provide IXOS customers with software applications where IXOS products complement, interoperate with or add value. We have strong partnerships with SAP, Microsoft and Siebel. IXOS is a Microsoft Gold Partner and a Certified Siebel Software Partner.

(iii)	IXOS Technology Partners complement IXOS offerings with their own products and technologies, offering special software and hardware packages as well as enhanced technological interfaces for end customers. Among those partners are leading international software and hardware vendors such as Software AG, EMC, Sun Microsystems and Oracle.

(iv)	IXOS Value Added Reseller & Local Systemhouses are industry solution leaders or local market leaders in supplying the market with DCM solutions or services based on IXOS products. Key value added resellers include forcont business technology, ORGA and RAG Informatik in Germany, and ICM and TDS in Europe as well as Convergent Solutions in the U.S.A.

Product Development

     To ensure our long-term success in the market, we are working to improve our existing products. At the same time, we are planning the market launch of the next generation of products, which will allow more intelligent document content management. In the past fiscal year, we provided additional resources for the development of new products. The expansion of the IXOS-eCONserver will make it easier to store the metadata of documents from the various leading systems (e.g.; SAP, Siebel, MS Exchange) in the IXOS server, as well as their contents. Controlled access will be guaranteed through the centralized management of user and access rights.

     In the future, the IXOS-eCONserver will provide improved support for the creation of documents, and will offer high-performance functionality for checking in and out, creating new versions of documents. At the same time, new versions of the application products IXOS-eCONtext for Applications, IXOS-eCONtent and IXOS-eCONcert will be implemented, offering complete support for the expanded server functionality and cross-application access to all documents. The provision of basic workflow functionality and the integration into third-party workflow products substantially increase the opportunities for supporting business processes. This also takes into account the trend whereby a growing number of applications are operated primarily via a web-based interface, and companies are increasingly introducing company-wide portals.

     We are also planning the market launch of the next generation of products, which will allow more intelligent document content management. The expansion of the IXOS-eCONserver will make it significantly easier to store document content and metadata from the various leading systems (e. g. SAP, Siebel, MS Exchange) on the IXOS server, as well as their contents.

     We focus our research and development (“R&D”) activities on market-oriented products. Our goal is to reconcile customer and market requirements with what is technically possible. Interlinking R&D with product management and sales allows new initiatives to be harmonized with customer requirements and market potential at an early stage. Our R&D activities focus on growth areas such as document-based solutions for CRM, groupware and Web-based document portals. We have succeeded in shortening the time to market of new developments from between twelve to eighteen month to between six and twelve months. Furthermore, our strategic restructuring involved concentrating our R&D activities on expanding our portfolio with modular, integrated product lines that fit seamlessly with existing system environments and that feature a high degree of flexibility.

     In the past fiscal year, R&D activities focused on expanding the IXOS-eCON Solution Suite brand. The IXOS-eCONcert document portal is our new web-based solution, which is already being used by large numbers of customers.

     Our longstanding partnership with SAP also continued in the field of technological solutions development. In November 2001 we expanded our partnership with SAP to include the development and integration of document interfaces for CRM applications (mySAP CRM). This expertise has been integrated into the IXOS-eCONtext for mySAP CRM, the document management solution for SAP’s customer relationship management software. Customers benefit from a uniform base of all documents for employees with and without customer contact.

     We also concluded the development of an ASP-enabled mobile Internet archiving solution together with Siemens Business Services, Munich, enabling authorized users worldwide to access all relevant e-business documents at any time via an Internet connection using a web browser.

     The expansion of our technology capabilities through new products is a key factor for us in achieving growth in the coming years. Under the leadership of a new Chief Technology Officer (“CTO”), who joined IXOS in

March 2002, IXOS has expanded its R&D staff by 10% up to a headcount of 179 as of June 30, 2002. Our highly qualified development team enables a systematic expansion of the IXOS product lines.

     IXOS set a new company record in the area of product innovations in the past fiscal year: the IXOS-eCON Solution Suite product family was systematically expanded to include five new products and six updates. This provides a basis for further growth and demonstrates the productivity and market orientation of the IXOS development team.

     Version 5.0 of the IXOS-eCONserver has been improved for implementation in high-end applications. The new version achieves higher data volumes. It also provides improved support for computer center operations. The technical performance of the groupware applications IXOS-eCONserver for MS Exchange and IXOS-eCONserver for Lotus Notes was also further improved. Electronic documents are increasingly being legally recognized in many countries as binding for business purposes. Secure archiving is a keyway to guarantee that these documents cannot be forged, while ensuring that they are accessible in accordance with legal requirements. To this end, IXOS products offer cross-process access to archived documents for all current applications. In addition, IXOS solutions protect the security and authenticity of documents in this environment. In the market for CRM software, IXOS completed development of and successfully marketed document integration and archiving solutions for SAP and Siebel applications. New versions of the market leaders’ products promptly receive IXOS updates, as part of our technical partnership with SAP and Siebel.

     For example, IXOS developers are working on document integration in mySAP CRM at SAP in Walldorf. In addition, a five-person R&D team from IXOS is present at the IXOS premises in San Mateo, California, which is in close proximity to the Siebel headquarters. The main focus of both these efforts is on integration. With the latest version of IXOS-eCONtext for Siebel, released in fall 2002, Siebel users are also able to display documents that were archived with IXOS-eCONtext for SAP. This allows various platforms to be used efficiently while integrating all documents. IXOS’ proven products in the SAP environment (IXOS-eCON text for SAP) were also further developed and remain the proven basis for document integration and archiving for many large and mid-sized companies. These IXOS solutions also distinguish themselves through their high degree of integration that allows short return on investment — often within only a few months.

     IXOS also works closely on new products and further developments with other partners, such as EMC, Microsoft and IBM. Since application systems are becoming more complex, this is one of IXOS’ main strengths. IXOS plans to continue to expand the product lines and solutions it offers for SAP, Siebel, and groupware. IXOS is also focusing on expanding product functions for the development of document based enterprise software solutions and their integration in overall enterprise infrastructures. The emphasis here is on increased support for applications with high document volumes, particularly those that do not use standard software such as SAP or Siebel. On the client side, the focus is on web-based access that leverages internet technology for document management. This will enable users to view documents from various sources via a web browser, allowing significantly faster and easier access to business data.

     At IXOS, development and product management is closely linked with the regional service and sales teams, which collect important information about additional product requirements in the course of their day-to-day dealings with customers. Product development thus remains keyed in to the current market situation and customer needs. This intensive exchange of information with all users enables IXOS to drive forward innovations and secure a knowledge lead.

     IXOS is applying quality management standards such as the International Organization for Standardization (ISO) standards, to improve the quality of its development processes and to enable fast innovation at controlled costs. We have applied ISO 9001 in the past and intend to introduce the European Foundation for Quality Management (EFQM) model in 2003. We will apply for the EFQM membership at the beginning of 2003 and expect to reach the first certification level “Committed to Excellence” in total quality management by July 2003.

     With the appointment of our new CTO, we have emphasized the important role played by R&D. In addition to product development and product management, the CTO is responsible for the areas of business strategy and service.

Market and Competition

     The market for our products is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The market for our software and services is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. Our ability to continue to sell products will be dependent upon our ability to continue to enhance our existing software and services offerings, develop and introduce, in a timely manner, new software products incorporating technological advances and respond to customer requirements. Our future success also depends, in part, on our ability to execute on our strategy of broadening our Enterprise Content Management and related applications market.

     Conducting business over the Internet represents new growth potential for the DMS sector as the market is moving toward intelligent document portals. These web-based solutions not only enable employees, partners and customers to access all documents relevant to a particular business process, but also to manage them in compliance with legal requirements. In light of the exponential increase in the number of electronic transactions and documents, the demand for integrated and scalable solutions will grow. In addition to the software product itself, companies require consulting and other related services that enhance and add value to the initial investment. Also, low market penetration to date translates into excellent potential for growth.

     Solutions for e-business

     Enterprise Resource Planning:

     SAP dominates the international ERP market and has an installed base of over 45,000 systems worldwide. E-commerce and e-business are becoming more and more important, a fact which is placing new demands on conventional ERP software. Open internet-enabled platforms, known as electronic marketplaces, increasingly drive the decision to purchase software packages. This development provides the mature, traditional ERP market with a substantial boost to its otherwise moderate growth rates. Because of our close partnership and joint development projects with SAP, we are well positioned to reap the rewards of this market development.

     Customer Relationship Management:

     Managing customer relationships is also becoming increasingly important. Integrated marketing, sales, and service concepts aim to promote long-term customer loyalty. CRM systems filter strategic information from customer data, while contacting customers in a cost-efficient manner supports a company’s competitive edge. Functionality and compatibility are the two key factors in choosing CRM software. Our development partnership with SAP in the area of mySAP CRM and its partnership with Siebel position us to benefit fully from this growth potential.

     Groupware:

     The number of computer users with access to e-mail programs will probably reach around 300 million in 2005. The expected massive volume of e-mail forces large multinational corporations in particular to turn to outsourcing server storage space, but only with immediate data accessibility. In addition, the increasing importance of e-mail in business communications necessitates the ability to archive e-mail messages, stored in a read-only mode, that have legal document status. The global market for groupware solutions is approximately USD 8.4 billion, and is dominated by products on IBM’s Lotus Notes and Microsoft’s Exchange/Outlook platforms. We are well positioned in this key growth market with our IXOS-eCONserver and IXOS-eCONtent for MS Exchange, and IXOS-eCONserver for Lotus Notes products.

     Our products are targeted at the emerging market for open, client/server software solutions, and our competitors are diverse and offer a variety of solutions directed at various segments of the business document management market. These competitors include:

(i)	U.S. competitors offering client/server document management and imaging solutions such as FileNET, Documentum and IBM;

(ii)	internal development efforts by corporate information technology departments;

(iii)	German competitors in the DMS sector such as Easy, which expand internationally; and

(iv)	other business application software vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of, ERP, Groupware and CRM document management solution software.

     In addition, several competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. Our competitors have, and other potential competitors may have, well established relationships with our current and potential customers and strategic partners, extensive knowledge of the enterprise software industry and the resources to enable them to more easily offer a single vendor solution. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. See also “Risk Factors — Increased competition may result in price reductions and decreased demand for our products and services”.

Proprietary Rights

     Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We presently have no patents or patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

     Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States or the laws of the Federal Republic of Germany. Accordingly, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. See also “Risk Factors — Our business could be adversely affected if we are unable to protect our proprietary technology”.

Revenue Trends

     The following table illustrates our total revenues by region for the fiscal years ended June 30, 2000, 2001 and 2002:

	Revenues by Region

	Year ended June 30,

(In thousands of EUR)	2000	2001	2002

Germany	35,200	32,113	32,498
North America	34,322	37,670	37,499
Europe (excluding Germany)	24,515	29,981	38,012
Asia/Pacific	13,684	17,235	14,792

Total	107,721	116,999	122,801

     The following table illustrates our revenues for the fiscal years ended June 30, 2000, 2001 and 2002 by type of revenue:

	Revenues by Type of Revenue

	Year ended June 30,

(In thousands of EUR)	2000	2001	2002

Revenues:
Software licenses	60,012	58,370	53,822
Services	31,296	32,018	35,701
Maintenance	16,413	26,611	33,278

Total	107,721	116,999	122,801

Legal Proceedings

     We are not a party to any legal or arbitration proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on our business, operating results and financial condition.

Government Regulations

     There are no material effects of government regulations on IXOS’ business. In addition, we are currently not aware of any developments that are due to occur with respect to government regulations that will have a material effect on our business.

Organizational Structure

     Besides the Group Headquarter located in Grasbrunn near Munich in Germany, IXOS SOFTWARE AG runs four headquarters around the world covering the regions Europe/Middle East/Africa (EMEA), Americas, Asia/Pacific (APAC) and Japan. To better address regional service needs, IXOS Corporate Headquarter transferred 60 employees of the Technical Support department to the German Support organization.

     IXOS SOFTWARE (International) AG in Biel, Switzerland, is the operational headquarter for the EMEA region.

     IXOS SOFTWARE AG has subsidiaries in Czech Republic, Great Britain, Austria, the Netherlands and sales offices in Stockholm, Madrid, Paris, Milan, Brussels, Brondby, Kongsberg and Lisbon.

     IXOS SOFTWARE, Inc. in San Mateo, U.S. is the headquarter for the American region with sales offices in Philadelphia, Mexico and Montreal reporting to San Mateo.

     IXOS Asia PTE Ltd. in Singapore is headquarter of the APAC region.

     In the APAC region IXOS SOFTWARE AG has subsidiaries in Kuala Lumpur, Malaysia and Melbourne, Australia as well as sales offices in Sydney, Brisbane, Canberra and Auckland, New Zealand reporting to Singapore.

     IXOS SOFTWARE K.K. in Tokyo, Japan is the headquarter for Japan.

     The following table illustrates a list of our wholly-owned subsidiaries:

Country of
Name of Subsidiary	Ownership	Incorporation	Function

IXOS SOFTWARE, Inc.	wholly owned	U.S	Sales
IXOS SOFTWARE (International) AG	wholly owned	Switzerland	Sales
IXOS SOFTWARE K.K.	wholly owned	Japan	Sales
IXOS Asia PTE Ltd.	wholly owned	Singapore	Sales
IXOS SOFTWARE s.r.o.	wholly owned	Czech Republic	Sales, R&D
IXOS (Netherlands) B.V.	wholly owned	Netherlands	Sales
IXOS SOFTWARE Limited	wholly owned	Great Britain	Sales
IXOS SOFTWARE Australia Pty. Ltd.	wholly owned	Australia	Sales
IXOS SOFTWARE Sdn. Bhd.	wholly owned	Malaysia	Sales
IXOS SOFTWARE (Austria) GmbH	wholly owned	Austria	Sales

Real Property

     We lease all of our facilities. Our current principal administrative, engineering, manufacturing, marketing and sales facilities total approximately 25,000 square meters, of which approximately 12,000 square meters is located in six buildings in Grasbrunn/Munich, and Haar/Munich, Germany.

     In 1998, we had entered into a lease for new office facilities in Grasbrunn/Munich totaling approximately 27,000 square meters to replace our existing lease. Under the terms of this lease, we originally planned to relocate our principal offices to these new premises in 2001. Subsequently, we decided not to relocate our principal office to these new premises, but will now remain at our existing premises. We have extended all leases for our existing premises and have entered into a sublease with Siemens AG for the entire 27,000 square meters in the new premises at a rate which will cover all our costs.

     In addition, we lease offices for sales, marketing and customer service activities in or near San Mateo, California and Philadelphia, Pennsylvania in the United States; Hamburg, Düsseldorf, and Walldorf , Germany; Biel and Zurich, Switzerland; Paris, France; London, England; Stockholm, Sweden; Brussels, Belgium; Montreal, Canada; Lisbon, Portugal; Copenhagen, Denmark; Vienna, Austria; Madrid, Spain; Amsterdam, The Netherlands; Prague, Czech Republic; Singapore; Tokyo, Japan; Melbourne and Sydney, Australia.

Item 5: Operating and Financial Review and Prospects

     You should read the following discussion of our financial condition and results of operations in conjunction with our Consolidated Financial Statements and the related notes and the other financial information included elsewhere in this Form 20-F. Our Consolidated Financial Statements have been prepared on the basis of a number of assumptions, as more fully explained in Notes 1 (The Company) and 2 (Summary of Significant Accounting Policies) to our Consolidated Financial Statements appearing elsewhere in this Annual Report. In addition, see our discussion about the critical accounting policies we employ when preparing our financial statements at the end of this section.

     The information contained in “Operating and Financial Review and Prospects” contains trend analysis and other forward-looking statements which include risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this Form 20-F.

Overview

     We provide software solutions for the management of e-business documents. We were founded in March 1988 as IXOS Software GmbH, a limited liability company (“Gesellschaft mit beschränkter Haftung” or “GmbH”) in Germany. Our first software solution was the IXOS-ARCHIVE. Beginning in April 1992, we collaborated with SAP to develop ArchiveLink, the open interface between SAP R/3 and document archiving systems, and we shifted from providing customized solutions to developing standard software. In March 1994, we released version 1.2 of IXOS-ARCHIVE, which supported HP-UX, Sun Solaris and IBM AIX. In June 1994, we opened our North American headquarters in San Mateo, California. In January 1996, we developed the first Windows NT version of IXOS-ARCHIVE and, in December 1996, we opened our headquarters for Europe (excluding Germany) in Biel, Switzerland. In 1997, IXOS Software GmbH was transformed into an Aktiengesellschaft (German stock corporation), IXOS Software AG. In 1998, the Asia/Pacific headquarters were established in Singapore. We introduced a version of IXOS-ARCHIVE with XML functionality at the end of calendar year 1999.

     In calendar year 2000, we decided to expand our product portfolio from enterprise resource planning (“ERP”) to leading groupware, CRM and business portal platforms with document management solutions. In February 2001, we launched our extended product and service offering under the new brand name IXOS-eCON Solution Suite, which encompasses offerings for the management of all e-business documents. Our four product lines build on one another and are characterized by a high degree of scalability, performance, security and availability. The suite supports inter-enterprise collaboration, increases the efficiency of business processes and provides a dependable and easily scalable document store in the areas of ERP, CRM, groupware and portals.

     To complement our product portfolio, we offer an extensive range of professional services, including 24 hour technical support, consulting, implementation, project and training services to assist our customers to quickly achieve the maximum benefits of our products. IXOS’ consulting services, which generate more than a quarter of its revenue, are focused on the areas of process optimization and workflows.

     As of June 30, 2002, we had 1,491 customers (representing 2,000 product installations and 1.5 million users worldwide) in a broad range of industries, including technology, communications, manufacturing, automotive, pharmaceuticals, consumer products and financial services. We distribute, implement and support our products worldwide through more than 32 sales and support offices in 17 countries and selected business partners. IXOS has 10 subsidiaries, giving us a presence on five continents.

     In fiscal year 2002, IXOS has successfully enhanced its solution suite with document content management solutions. These include the integration of documents with transaction-oriented systems such as ERP and CRM for leading systems providers, such as SAP and Siebel. We have also upgraded our document solution offerings for leading groupware providers such as Microsoft and Lotus.

     During the past fiscal year, there have been no acquisitions or dispositions of material assets other than in the ordinary course of business; no material changes in the way we do business; and no material changes in the types of products produced or services rendered. In addition, there have been no public takeover offers by third parties for IXOS’ shares or by IXOS for other companies’ shares during the last and current financial year.

     On August 12, 2002, General Atlantic Partners (as defined herein in Item 7) entered into (i) a share purchase agreement with Eberhard and Helga Färber, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; (ii) a share purchase agreement with Hans and Sybille Strack-Zimmerman, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; and (iii) a participation agreement with IXOS, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 10,620,000. On September 27, 2002, IXOS increased its capital stock from EUR 19,724,659 by EUR 1,800,000 to EUR 21,524,659 using authorized capital against cash contributions. General Atlantic Partners was exclusively admitted to subscribe for the 1,800,000 new shares and the respective pre-emption rights of the shareholders were excluded. As a result of these agreements, General Atlantic Partners currently owns 5.4 million IXOS Shares, which comprise 25.1% of the outstanding IXOS Shares. In addition, Mr. Klaus Esser of General Atlantic Partners was elected as a Supervisory Board member during the Annual General Meeting on November 19, 2002 and Mr. Tom Tinsley of GAP was elected as a substitute member of the Supervisory Board. See also Item 7: “Major Shareholders and Related Party Transactions — The General Atlantic Partners Transaction”.

     We aim to continue to attract additional institutional investors to expand our shareholder base.

     Our Shares have been listed in the Neuer Markt market segment of the Frankfurt Stock Exchange and our ADSs have been quoted on the NASDAQ National Market since October 7, 1998.

Key Factors

Revenues

     Our revenues are derived from software licenses, services and maintenance. We generate revenues from licensing the rights to use our software products directly to endusers and indirectly through sublicense fees from resellers. We also generate revenues from sales of professional services, including consulting, implementation, training and maintenance. Revenues from software license agreements are recognized according to SOP 97-2 “Software Revenue Recognition upon delivery of the software if (i) collection is probable, (ii) all license payments are due within one year, (iii) the license fee is otherwise fixed and determinable and (iv) vendor specific evidence exists to allocate the total fee to all elements of the arrangement. If a period of acceptance is stipulated in the agreement, revenues are realized when software is accepted by the customer or when the acceptance period expires. The company enters into reseller arrangements that typically provide for fees payable to the company based on a percentage of the license fees paid by the customer to the reseller. Fees under these arrangements are recognized when the product has been sold by the reseller to the customer.

     Service revenue is primarily related to implementation and installation services performed under separate service arrangements. Revenues from consulting and training services are recognized as the services are performed. If a license arrangement includes both software and service elements, the license fee is allocated to services and other elements of the arrangement based on their fair value as established by independent sale of the respective element to customers. The residual license fees allocated to the software are recognized upon delivery of the software provided that the services are not essential to the functionality of the software; the services exclude significant customization or modification of the software and the payment terms for the software are not subject to acceptance criteria. In cases where the license fee payments are contingent upon the performance of services or the services include software customization or modification, revenues from both the license and service elements are deferred and recognized under the percentage of completion method of accounting as the services are performed.

     Maintenance revenue is recognized ratably over the term of the maintenance period. If maintenance is included free or at a discount in a software license arrangement, the amounts related to maintenance are segregated from the software license fees and recognized ratably over the maintenance period based on their fair value as established by independent sale of maintenance to customers. The company applies the percentage of completion method in accordance with Accounting Research Bulletin (“ARB”) 45 and Statement of Position (“SOP”) 81-1 for long-term project contracts. Revenue is recognized according to the cost-to-cost method, i. e. already incurred costs are measured against total planned costs and the resulting percentage is realized as a percentage of the total revenue of the project contract.

     Our revenue recognition is discussed in detail in the Notes to the Consolidated Financial Statements.

Cost of Revenues

     Cost of revenues includes costs from software licenses, service and maintenance. Software license costs consist of royalty payments and sublicense fees. Service costs consist primarily of personnel costs associated with consulting, implementation, projects and training. Costs of maintenance revenues consist primarily of customer support staff costs.

Expenses

     Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. Sales and marketing expenses consist primarily of salaries, commissions and bonuses, and other related costs for sales and marketing personnel, as well as marketing expenses related to advertising in trade publications, general advertising, promotional materials and industry trade shows. Research and development expenses consist primarily of personnel costs attributable to the enhancement and further development of the IXOS eCON Solution Suite and the development of new software products. General and administrative costs primarily consist of personnel costs related to the financial, accounting, human resources and administration functions and associated overhead costs, as well as fees for professional services related to our internal management information systems. Other operating expenses only included rent expenses in the past fiscal year.

Factors Affecting Operating Results

     Future operating results will depend on many factors, including without limitation, our ability to penetrate the SAP customer base, the continued growth of the SAP customer base, our relationship with our other strategic partners including Microsoft and Siebel Systems, the growth of the business document management system market, market acceptance of our products, competition in our markets, the success of our expansion of our direct sales force, our ability to establish and maintain indirect channels and partners, general economic conditions and other factors.

     We plan to invest in the continued expansion of our worldwide operations, greater levels of product development, a larger and more geographically dispersed direct sales force, as well as indirect sales channels and broader customer support capabilities. Although we believe such expenditures will ultimately improve our operating results, our operating results would be materially adversely affected to the extent that such expenditures are incurred and revenues do not correspondingly increase.

     It is also part of our business strategy, to investigate strategic opportunities to acquire complementary businesses, products or technologies which strengthen our offering in document content management, especially in the area of workflow and web content management. We are always looking for opportunities to expand our product line through organic growth, mergers, acquisitions or asset purchases. In line with this strategy, we are currently evaluating a number of potential acquisitions. We are in negotiations ongoing with respect to some of these, but no final decisions have been taken by either side. It is uncertain at this time whether any or all of these negotiations will lead to an agreement on acceptable terms to IXOS.

Currency and Exchange Rates

     As a result of our multinational operations, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the U.S. dollar, the Swiss franc, the Japanese yen and the British pound, in relation to the euro. While our operations in Germany generate revenues that are denominated in euros, our operations elsewhere in the European markets generate revenues denominated also in Swiss francs and in British pounds. Moreover, revenues in North America and in the Asia/Pacific region are denominated in U.S. dollars, Japanese yen, Singapore dollars, Malaysian ringit and Australian dollars. Fluctuations in the value of those currencies relative to the euro could have a material adverse effect on our business, financial condition and results of operations.

     The majority of our expenses are denominated in the currency of the country in which our subsidiaries are located. For each of our subsidiaries, the currency of the country in which the subsidiary is located has been determined to be the functional currency of that subsidiary. Our consolidated financial statements are translated from the functional currencies of our respective operating subsidiaries into euros, our reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. Fluctuations in the U.S. dollar, the Swiss franc, the British pound and the Japanese yen and other currencies relative to the euro will affect period-to-period comparisons of our reported results of operations.

     The conversion to the euro did not have a material effect on the pricing of our products and services or on the markets for our products. As a result, we believe that the introduction of the euro has not had and will not have a material adverse effect on our business, financial condition and results of operations.

     In fiscal year ended June 30, 2002, foreign currency exchange losses amounted to EUR 1.2 million due to, among other things, to the euro’s strong growth. This negatively impacted our financial results. Earnings before taxes (“EBT”) grew at a slower pace than income from operations. The net loss from foreign currency translation of EUR — 1.2 million that was recorded in fiscal year 2002 consists of EUR — 0.3 million in realized exchange rate gains and losses, and unrealized exchange rate gains and losses of EUR — 0.9 million. Net interest income increased by EUR 0.1 million from EUR 0.5 million in fiscal year 2001 to EUR 0.6 million in fiscal year 2002 (20%). This occurred as a result of short-term deposits or loan transactions.

Results of Operations: 2000 to 2002

     The following table sets forth, for the fiscal periods indicated, certain items in our consolidated statements of operations data.

	Year ended June 30,

(In thousands of EUR)	2000	2001	2002

Consolidated Statement of Operations:
Revenues:
Software licenses	60,012	58,370	53,822
Services	31,296	32,018	35,701
Maintenance	16,413	26,611	33,278

Total revenues	107,721	116,999	122,801

Cost of revenues:
Software licenses	(3,529)	(816)	(1,632)
Services	(26,932)	(25,137)	(26,915)
Maintenance	(7,911)	(9,021)	(9,948)

	(38,372)	(34,974)	(38,495)

Gross profit	69,349	82,025	84,306

Operating expenses:
Sales and marketing	(53,921)	(52,776)	(47,803)
Research and development	(19,182)	(15,667)	(15,672)
General and administrative	(13,680)	(13,188)	(12,455)
Other operating income	0	3,798	6,191
Other operating expenses	(6,859)	1,758	(6,184)

Total operating expenses	(93,642)	(76,075)	(75,923)

Income (loss) from operations	(24,293)	5,950	8,383

Other income (expense)	1,920	1,600	(613)
Income (loss) before provisions for income taxes and minority interest	(22,373)	7,550	7,770
Provisions for income taxes	(4,735)	(767)	(294)

Net income (loss)	(27,108)	6,783	7,476

     The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations reflected as a percentage of total revenues.

	Year ended June 30,

	2000	2001	2002

Consolidated Statement of Operations Data:
Revenues:
Software licenses	55.7%	49.9%	43.8%
Services	29.1%	27.4%	29.1%
Maintenance	15.2%	22.7%	27.1%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	(3.3)%	(0.7)%	(1.3)%
Services	(25.0)%	(21.5)%	(21.9)%
Maintenance	(7.3)%	(7.7)%	(8.1)%

Total cost of revenues	(35.6)%	(29.9)%	(31.3)%

Gross profit	64.4%	70.1%	68.7%

Operating expenses:
Sales and marketing	(50.1)%	(45.1)%	(38.9)%
Research and development	(17.8)%	(13.4)%	(12.8)%
General and administrative	(12.7)%	(11.3)%	(10.1)%
Other operating income	0.0%	3.2%	5.0%
Other operating expenses	(6.4)%	1.5%	(5.0)%

Total operating expenses	(86.9)%	(65.0)%	(61.8)%

Income (loss) from operations	(22.6)%	5.1%	6.8%

Other income (expense)	1.8%	1.4%	(0.5)%
Income (loss) before provisions for income taxes and minority interest	(20.8)%	6.5%	6.3%
Provisions for income taxes	(4.4)%	(0.7)%	(0.2)%

Net income (loss)	(25.2)%	5.8%	6.1%

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

     Revenues. Total revenues increased by EUR 5.8 million from EUR 117.0 in fiscal year 2001 to EUR 122.8 million in fiscal year 2002 (5%).

     As in previous years, the greater part of our sales revenue in fiscal year 2001 was generated from the sale of software licenses. Software license revenues decreased by EUR 4.6 million from EUR 58.4 million in fiscal year 2001 to 53.8 million in fiscal year 2002 (8%). The decrease was due to customers’ reluctance to invest following the terrorist attacks in September 2001 in the U.S. and a weakened global economy. Overall, licenses contributed 43.8% to total revenue in fiscal 2002.

     Maintenance revenues increased by EUR 6.7 million from EUR 26.6 million in fiscal year 2001 to EUR 33.3 million in fiscal year 2002 (25%). This increase is related to our growing installation basis. Our installed base grew from 1,550 to 2,000 in fiscal year 2002. Half of our maintenance revenues consist of software updates. As the installation basis keeps growing so does the revenue associated with respective software updates.

     Service revenues increased by EUR 3.7 million from EUR 32.0 in fiscal year 2001 to EUR 35.7 in fiscal year 2002 (12%). This increase was due to the increase in customer demand for end-to-end IT solutions, from situation analysis to complete implementation.

     Revenues by Region

     Our sales revenue is distributed among different regions of the world. Europe excluding Germany (“EMEA”) proved to be the strongest growth market in the past fiscal year. EMEA revenue increased by EUR 8.0 million from EUR 30.0 million in fiscal year 2001 to EUR 38.0 million in fiscal year 2002 (27%).

     This region was responsible for a third of the IXOS’ total revenue, not including intragroup revenues. In particular, the sales organizations in Switzerland, Austria, the UK, and France contributed to this growth. In the Americas, the decrease in revenue in the first quarter was nearly cancelled out in the year as a whole. IXOS generated revenue of EUR 37.5 million in this region and thus approximately maintained the prior-year level which was EUR 37.7 million. In the German sales territory, IXOS’ revenue increased by EUR 0.4 million from EUR 32.1 million in fiscal year 2001 to EUR 32.5 million in fiscal year 2002 (1%). In the three months ended June 30, 2002, the successful acquisition of new customers, particularly from insolvent competitors, significantly boosted revenue by 32.3%. The Asia/Pacific region (APAC) was the only area where IXOS recorded a drop in revenue. In this region, revenue decreased by EUR 2.4 million from EUR 17.2 million in fiscal year 2001 to EUR 14.8 million in fiscal year 2002 (14%). Particularly in Australia and Japan, IXOS was unable to maintain prior-year revenue levels due to the difficult market environment.

	Revenues by Region

	Year ended June 30,

(In millions of EUR)	2000	2001	2002

Consolidated revenues by region
Germany	35.2	32.1	32.5
North America	34.3	37.7	37.5
Europe (excluding Germany)	24.5	30.0	38.0
Asia/Pacific	13.7	17.2	14.8
Total	107.0	117.0	122.8

     We continued to improve our profitability in the past fiscal year. The costs of goods sold, i.e., costs directly related to license, service and maintenance revenue, increased only slightly from EUR 35.0 million to EUR 38.5 million.

     Cost of Revenues. Cost of revenues consists primarily of royalties and sublicense fees for industry standard related databases and costs of the support and services departments. Total cost of revenues increased by EUR 3.5 million from EUR 35.0 million in fiscal year 2001 to EUR 38.5 million in fiscal year 2002. The ratio of the cost of goods sold to revenue increased only marginally from 29.9% to 31.3%.

     Costs of software licenses increased by EUR 0.8 million from EUR 0.8 million in fiscal year 2001 to EUR 1.6 million in fiscal 2002, which is 1.3% of total revenues (previous year: 0.7%). This was primarily related to higher database license fees which we had to pay to Oracle.

     Cost of service revenue increased by EUR 1.8 million from EUR 25.1 million in fiscal year 2001 to EUR 26.9 million in fiscal year 2002 (7%), being 21.9% of revenues (previous year: 21.5%).

     Cost of maintenance revenues increased by EUR 0.9 million from EUR 9.0 million in fiscal year 2001 to EUR 9.9 million in fiscal year 2002 (10%). This increase was due to an expansion in the company’s installed base, which rose in fiscal year 2001 by 29% to over 2000 installations worldwide and required additional resources in staff to provide the maintenance support. Maintenance costs have been 8.1% (previous year: 7.7%) of revenues.

     Operating expenses. Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Total operating expenses decreased slightly from EUR 76.1 million in fiscal year 2001 to EUR 75.9 million in fiscal year 2002.

     Sales and marketing expenses decreased by EUR 5.0 million from EUR 52.8 million in fiscal year 2001 to EUR 47.8 million in fiscal year 2002 (10%). This decrease was due to our cost cutting management and restructuring efforts and a decrease in headcount. In fiscal year 2002 we focused on streamlining our international sales and marketing organization. For the future we intend to further invest in marketing activities which will promote our product sales. By focussing our activities on key accounts and expanding our business with existing customers we were able to cut costs and enhance efficiency.

     Research and development costs were EUR 15.7 million in fiscal year 2002, consistent with fiscal year 2001.

     General and administrative costs decreased by EUR 0.7 million from EUR 13.2 million in fiscal year 2001 to EUR 12.5 million in fiscal year 2002 (5%) due to restructuring and cost cutting. They have been partly reclassified as a result of the annual audit compared to the quarterly reports.

     Operating Income (expenses). Other operating income increased from EUR 3.8 million in fiscal year 2001 to EUR 6.2 million in fiscal year 2002 (83%). Other operating income only includes the income from the sublease of the office building, Technopark II in fiscal year 2001/2002. Other operating expenses, which increased from EUR 1.8 million in fiscal year 2001 to EUR 6.2 million in fiscal year 2002 (251%) only include the costs for the rental of this office building. For restructuring purposes, IXOS created an accrual of EUR 5,8 million in fiscal year 2000. In fiscal year 2001, our company was able to sublease the rent contract signed by IXOS for Technopark II. For this reason an accrual of EUR 1 million was not used and was therefore reversed. In addition, our company was able to sell the wholly owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, Germany, so the accrual for severance payments of EUR 2,1 million and the remaining accrual for rent commitments of EUR 0.5 million were also reversed. Payments totaling EUR 2,272 were made for restructuring purposes in fiscal year 2001. No payments were made in fiscal year 2002. Effective March 21, 2001, IXOS sold its share 31% in the joint venture memIQ Aktiengesellschaft, Munich, Germany, to their joint venture partners for an amount of EUR 3,5 million. Moreover, IXOS received EUR 2 million from the waiver of the non-compete clause. This ban was a component of the joint venture agreement dated May 26, 2000 and prohibited the joint venture from competing in the same field as the company.

     Other Income (Expense). There have been no other income and expenses in fiscal year 2002. In fiscal year 2001 there have been EUR 2.9 million other income and EUR 2 million other expenses out of the following transactions: By contract dated August 29, 2000, IXOS sold their wholly owned subsidiary IXOS Anwendungs-Software GmbH, Leipzig, for a cash amount of EUR 0.8 million. IXOS Leipzig was a subsidiary focusing mainly on development and, due to its size, not significant for the results of operations. Losses from equity interests in joint ventures result purely from the absorption of losses from the joint venture memIQ Aktiengesellschaft using the equity method. On the date memIQ Aktiengesellschaft was sold, the joint venture had total revenues of EUR 77 thousand and EUR 5,2 million of total expenses. The balance sheet total amounted to EUR 8,9 million and consisted mainly of cash and cash equivalents (EUR 3,4 million) and long-lived assets (EUR 5,4 million) on the asset side and accounts payable (EUR 4,6 million) and equity (EUR 3,9 million) on the liability side. Intercompany transactions between IXOS SOFTWARE AG and memIQ Aktiengesellschaft were immaterial.

     Total costs rose from EUR 111.0 million to EUR 114.4 million. This means that the 5% rise in revenue is offset by only a 3% rise in costs.

     EBT increased by EUR 0.2 million from EUR 7.6 million in fiscal year 2001 to EUR 7.8 million in fiscal year 2002 (3%), a slower growth rate than income from operations. This lower EBT growth rate was due, among other things, to the euro’s strong growth in the year under review, which cut into our financial result.

     Earnings per share rose by EUR 0.04 from EUR 0.34 in fiscal year 2001 to EUR 0.38 in fiscal year 2002.

     Income Taxes. The provision for income taxes decreased by EUR 0.5 million from EUR 0.8 million in fiscal year 2001 to EUR 0.3 million in fiscal year 2002 (63%).

     We utilize the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. The liability method provides for the accounting of deferred taxes to take into account the net tax effects of temporary differences between the book values in the statutory and tax balance sheets. Net deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax advantages will not be realized within a reasonable period of time.

     The loss incurred in fiscal year 2000 rendered it highly improbable that net operating loss carryforwards of previous fiscal years would be offset by profits in the near future. We therefore provided a valuation allowance for all net deferred income tax assets within the different tax jurisdictions of our company. The remaining deferred tax liability results from the U.S. tax jurisdiction where we are liable for income taxes.

     As of June 30, 2001, a valuation allowance was set up for the balance of deferred tax assets within the different tax jurisdictions of the company. Since the recoverability of deferred tax assets is still subject to uncertainty for 2003 and 2004, the company has once again written these off in full. The remaining deferred tax liabilities all originate in USA tax jurisdictions where the existing deferred tax liabilities are not offset by deferred tax assets.

     On June 30, 2002, the net operating loss carryforward consisted of EUR 12.6 million out of the German tax jurisdiction, EUR 3.6 million out of the Singapore tax jurisdiction, EUR 2.7 million out of the British tax jurisdiction, EUR 0.9 million out of the Malaysian tax jurisdiction and EUR 2.5 million out of the Australian tax jurisdiction. All unused tax losses do not expire.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

     Revenues. Total revenues increased from EUR 117.0 million in fiscal year 2001 to EUR 107.7 million in fiscal year 2000 (9%).

     As in previous years, the greater part of our sales revenue in fiscal year 2001 was generated from the sale of software licenses. Our software license revenues decreased by EUR 1.6 million from EUR 60.0 million in fiscal year 2000 to EUR 58.4 million in fiscal year 2001 (3%) from the sale of software licenses. The decrease in software license revenue was due to a weaker economy, in particular in the IT sector.

     Maintenance revenues increased by EUR 10.2 million from EUR 16.4 million in fiscal year 2000 to EUR 26.6 million in fiscal year 2001. This increase of 62.1% was attributable to the growth in the installed base of IXOS solutions (48%) as well as to the increase in maintenance fees charged to clients (15% to 17%). Service revenues increased by EUR 0.7 million from EUR 31.3 million in fiscal year 2000 to EUR 32.0 million fiscal year 2001 (2%). This increase was in line with the overall trend towards a higher service demand in the economy as a whole.

     Sales revenue in the Asia/Pacific (APAC) region grew by EUR 35.0 million from EUR 13.7 million in fiscal year 2000 to EUR 17.2 million in fiscal year 2001 (26%). Sales revenue in the EMEA increased by EUR 5.5 million from EUR 24.5 million in the 2000 fiscal year to EUR 30.0 million in fiscal year 2001 (22%). Sales growth in the U.S. increased by EUR 3.3 million from EUR 34.4 million in the 2000 fiscal year to EUR 37.7 million in fiscal year 2001 (10%). The U.S. remained the strongest contributor to sales revenue for us. Only in Germany did sales decline by 8.8% due to the start of the restructuring process in the first quarter of fiscal year 2001, which led to significant changes in organization and management in the German sales territory in particular. The overall weak performance in the first quarter could not be offset by growth in sales revenue during the rest of the fiscal year.

     Cost of Revenues. Total cost of revenues decreased by EUR 3.4 million from EUR 38.4 million in fiscal year 2000 to EUR 35.0 million in fiscal year 2001 (9%). The decrease in cost of revenues was primarily due to our comprehensive cost reduction program, which we announced at the start of our fiscal year 2001 and implemented during the course of the year.

     Costs of software licenses decreased by EUR 2.7 million from EUR 3.5 million in fiscal year 2000 to EUR 0.8 million in fiscal 2001 (77%). This decrease in costs of software licenses was due to our cost cutting management and our restructuring program.

     The cost of service revenue decreased from by EUR 1.8 million EUR 26.9 million in fiscal year 2000 to EUR 25.1 million in fiscal year 2001 (7%). This decrease in cost of service revenues was due to our cost cutting management and our restructuring program.

     The cost of maintenance revenues increased by EUR 1.1 million from EUR 7.9 million in fiscal year 2000 to EUR 9.0 million in fiscal year 2001 (14%). This increase was due to an expansion in the company’s installed base, which rose in fiscal year 2001 by 48% to 1,550 installations worldwide.

     Operating expenses. Total operating expenses decreased by EUR 17.6 million from EUR 93.6 million in fiscal year 2000 to EUR 76.0 million in fiscal year 2001 (19%).

     Sales and marketing expenses decreased by EUR 1.1 million from EUR 53.9 million in fiscal year 2000 to EUR 52.8 million in fiscal year 2001 (2%). This decrease was due to our cost cutting management and restructuring efforts.

     Research and development costs decreased by EUR 3.5 million from EUR 19.2 million in fiscal year 2000 to EUR 15.7 million in fiscal year 2001 (18%). This decrease was primarily due to the sale of the interest in memIQ and the IXOS Mobile/3 business with its associated development departments.

     General and administrative costs decreased by EUR 0.5 million from EUR 13.7 million in fiscal year 2000 to EUR 13.2 million in fiscal year 2001 (4%). This decrease was due to our cost cutting management and our restructuring program.

     Other Income (Expense). Other income and expenses from operations also contributed substantially to the improvement in our results in fiscal year 2001.

     At the end of our fiscal year 2000, we made provisions in the amount of EUR 5.8 million for accruals related to our formalized and planned restructuring program. Our aim was to cover expenses related to the planned close of operations of our wholly-owned subsidiary IXOS Anwendungs-Software GmbH in Leipzig, Germany, and to cover costs for our ten year lease contract for additional office space at TechnoPark II in Grasbrunn, which the previous management had signed on December 21, 1998. At that time, significant headcount increases at our headquarters and regional German operations were planned for calendar year 2001.

     Our new executive management was able to negotiate a management buy-out for the Leipzig operations. The relevant contract was signed on August 29, 2000 in the amount of EUR 0.8 million. IXOS Leipzig was a subsidiary with mainly development functions. Due to its size, it was not significant to the results of our operations. Therefore, the accrual for severance payments in the amount of EUR 2.1 million and the remaining accrual for rent commitments in the amount of EUR 0.5 million were reversed.

     Furthermore, the new management also negotiated and signed a sublease contract with Siemens for the TechnoPark II buildings on December 12, 2000. For this reason an accrual of EUR 1.0 million was not used and was reversed.

     Due to the measurements taken in fiscal year 2001, payments for restructuring purposes only amounted to EUR 2.3 million in total. The remainder of restructuring accruals, in the amount of EUR 3.6 million, was reversed.

     We also decided to dispose other non-core business activities. Effective March 21, 2001, we sold our 31% share in the service provider MemIQ AG for an amount of EUR 3.5 million to our joint venture partners Bavarian Hypo- and Vereinsbank AG and Vodafone Deutschland GmbH. In addition, our non-competition agreement with MemIQ AG was paid off for EUR 2.0 million in cash, which was recognized as other revenue in the results of the three month period ending March 31, 2001 and reclassified at year-end in our annual financial statements as other operating income.

     Total costs in our fiscal year 2001 were reduced by EUR 21.0 million. The positive financial result of EUR 1.6 million in fiscal 2001 is comprised of the book profit from the sale of the interests in IXOS Anwendungs-Software GmbH and MemIQ AG amounting to EUR 0.9 million (MemIQ: EUR 0.7 million), net interest income of EUR 0.5 million, and a net gain from foreign currency translation of EUR 0.2 million.

     Our earnings before taxes increased from EUR (22.4) million in fiscal year 2000 to EUR 7.6 million in fiscal year 2001. The upward trend continued in our consolidated net income. Net income/loss increased by EUR 33.9 million from EUR (27.1) million in fiscal year 2000 to EUR 6.8 million in fiscal year 2001. Earnings per share increased correspondingly by EUR 1.74 from EUR (1.40) in fiscal year 2000 to EUR 0.34 in fiscal year 2001 based on a share count that rose by 1.3% year-on-year to 19.7 million.

     Income Taxes. The provision for income taxes in fiscal year 2001 amounted to EUR .8 million, compared to EUR 4.7 million in fiscal year 2000. The loss incurred in fiscal year 2000 rendered it highly improbable that net operating loss carryforwards of previous fiscal years would be offset by profits in the near future. We therefore provided a valuation allowance for all net deferred income tax assets within the different tax jurisdictions of our company. The remaining deferred tax liability results from the U.S. tax jurisdiction where we are liable for income taxes.

     On June 30, 2001, the net operating loss carryforward consisted of EUR 22.2 million out of the German tax jurisdiction, EUR 2.9 million out of the Singapore tax jurisdiction, UR 2.6 million out of the British tax jurisdiction, EUR 1.3 million out of the Japanese tax jurisdiction and EUR 0.7 million out of the Australian tax jurisdiction.

Quarterly Results of Operations

     The following table sets forth the unaudited consolidated statement of operations data for the eight quarters ended June 30, 2002. This information has been derived from the unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and the Notes thereto. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Three months ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
(In thousands of EUR)	2000	2000	2001	2001	2001	2001	2002	2002

Revenues:
Software licenses	11,999	18,686	11,912	15,774	6,132	15,393	15,226	17,070
Services	6,302	8,481	8,366	8,869	8,115	9,612	8,264	9,710
Maintenance	5,718	6,425	6,805	7,662	7,624	7,986	8,589	9,080

Total revenues	24,019	33,592	27,083	32,305	21,871	32,991	32,079	35,860

Cost of revenues:
Software licenses	(604)	(358)	(56)	203	(449)	(317)	(363)	(502)
Services	(5,905)	(6,328)	(5,896)	(7,010)	(5,365)	(6,969)	(7,172)	(7,409)
Maintenance	(2,333)	(2,409)	(2,138)	(2,143)	(2,398)	(2,588)	(2,328)	(2,635)

Total cost of revenues	(8,842)	(9,095)	(8,090)	(8,950)	(8,212)	(9,874)	(9,863)	(10,546)

Gross profit	15,177	24,497	18,993	23,355	13,659	23,117	22,216	25,314

Operating expenses:
Sales and marketing	(12,745)	(13,533)	(12,115)	(14,386)	(9,903)	(12,114)	(12,522)	(13,263)
Research and development	(4,145)	(3,935)	(4,039)	(3,548)	(3,428)	(3,785)	(3,988)	(4,472)
General and administrative	(3,284)	(3,088)	(2,860)	(3,218)	(2,627)	(3,164)	(3,023)	(3,613)
Other operating income	0	0	2,254 [1]	1,543	1,532	1,532	1,532	1,595
Other operating expenses	2,606	0	0	(1,580)	(1,535)	(1,559)	(1,578)	(1,540)

Total operating expenses	(17,568)	(20,556)	(16,760)	(21,189)	(15,961)	(19,090)	(19,579)	(21,293)

Income (loss) from operations	(2,391)	3,941	2,233	2,166	(2,302)	4,027	2,637	4,021

Other income (expense):	263	(2,893)	2,752	1,478	(258)	584	246	(1,184)
Income (loss) before provisions for income taxes	(2,128)	1,048	4,985	3,644	(2,560)	4,611	2,883	2,837
Provisions for income taxes	(15)	(944)	76	116	(72)	(110)	(26)	(86)

Net income (loss)	(2,143)	104	5,061	3,761	(2,632)	4,501	2,857	2,751

[1] In the three months ended March 31, 2001, we reported EUR 2.0 million other revenue under service revenue. In our annual financial statements we reclassified this position to other operating income.

     The following table sets forth certain line items expressed as a percentage of total revenues in our consolidated statement of operations for the period indicated:

	Three months ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2000	2000	2001	2001	2001	2001	2002	2002

Revenues:
Software licenses	50.0%	55.6%	44.0%	48.8%	28.0%	46.7%	47.5%	47.6%
Services	26.2	25.2	30.9	27.5	37.1	29.1	25.8	27.1
Maintenance	23.8	19.1	25.1	23.7	34.9	24.2	26.8	25.3

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Software licenses	(2.5)	(1.1)	(0.2)	0.6	(2.1)	(1.0)	(1.1)	(1.4)
Services	(24.6)	(18.8)	(21.8)	(21.7)	(24.5)	(21.1)	(22.4)	(20.7)
Maintenance	(9.7)	(7.2)	(7.9)	(6.6)	(11.0)	(7.8)	(7.3)	(7.3)

Total cost of revenues	(36.8)	(27.1)	(29.9)	(27.7)	(37.5)	(29.9)	(30.7)	(29.4)

Gross profit	63.2	72.9	70.1	72.3	62.5	70.1	69.3	70.6

Operating expenses:
Sales and marketing	(53.1)	(40.3)	(44.7)	(44.5)	(45.3)	(36.7)	(39.0)	(37.0)
Research and development	(17.3)	(11.7)	(14.9)	(11.0)	(15.7)	(11.5)	(12.4)	(12.5)
General and administrative	(13.7)	(9.2)	(10.6)	(10.0)	(12.0)	(9.6)	(9.4)	(10.1)
Other operating income	0.0	0.0	8.3	4.8	7.0	4.6	4.8	4.4
Other operating expenses	10.8	0.0	0.0	(4.9)	(7.0)	(4.7)	(4.9)	(4.3)

Total operating expenses	(73.1)	(61.2)	(61.9)	(65.6)	(73.0)	(57.9)	(61.0)	(59.4)

Income (loss) from operations	(10.0)	11.7	8.2	6.7	(10.5)	12.2	8.2	11.2

Other income (expense):	1.1	(8.6)	10.2	4.6	(1.2)	1.8	0.8	(3.3)
Income (loss) before provisions for income taxes	(8.9)	3.1	18.4	11.3	11.7	14.0	9.0	7.9
Provisions for income taxes	(0.1)	(2.8)	0.3	0.4	(0.3)	(0.3)	(0.1)	(0.2)

Net income (loss)	(8.9)%	0.3%	18.7%	11.6%	(12.0)%	13.6%	8.9%	7.7%

     Our quarterly results are subject to certain seasonal fluctuations. In particular, software license revenues in absolute terms are typically strongest in the fourth fiscal quarter ended June 30, and, to a lesser extent, in the second fiscal quarter ended December 31, and weakest in the first fiscal quarter ended September 30. Revenues and operating results in the fourth fiscal quarter typically benefit from the efforts of our sales force to meet fiscal year-end sales quota, while revenues and operating results in the second fiscal quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting procedures.

     Like many application software vendors, our revenues and operating results are typically lower in our first fiscal quarter, as our sales force initiates sales activity directed to achieving fiscal year-end goals. In addition, our first fiscal quarter includes the months of July and August, when both sales and billable customer services activities, as well as customer purchase decisions, are reduced, particularly in Europe, due to summer vacation schedules. As a result of these seasonal factors, we historically have experienced operating losses in our first and third fiscal quarters and could experience operating losses in such quarters in the future. See “Risk Factors — We experience considerable seasonal fluctuations in quarterly results from operations.”

Liquidity and Capital Resources

     Since our inception, we have financed and met our capital expenditure requirements through issuances of share capital, cash flows from operations and bank financings and short-term borrowings. Due to the significant net loss incurred in fiscal year 2000, cash and cash equivalents which, at the end of fiscal year 1999, amounted to DEM 92.9 million (EUR 47.5 million) were reduced to DEM 58.7 million (EUR 30 million), a decrease of EUR 17.5 million. In fiscal year 2002 the capital structure remained unchanged. In August 2002, after the end of the year under review, IXOS gained General Atlantic Partners as a strategic investor. General Atlantic Partners has acquired 1.8 million shares from each of the Strack-Zimmermann and Färber founding families. On September 27, 2002 General Atlantic Partners acquired a further 1.8 million shares via a capital increase from our existing authorized capital. IXOS received net proceeds of EUR 10.6 million from this transaction with General Atlantic Partners.

     Net cash provided by operating activities totaled EUR — 9.7 million, EUR 4.0 million and EUR 10.6 million in fiscal 2000, 2001 and 2002, respectively. The increase in cash provided by operating activities from fiscal 2000 to fiscal 2001 and from fiscal 2001 to 2002 is primarily due to the net income of EUR 6.8 million and EUR 7.5 million generated in fiscal year 2001 and 2002 respectively.

     Cash used in investing activities, consisting of capital expenditures for the purchase of computer equipment, office equipment and additional leasehold improvements, was EUR 8.2 million, EUR 3.6 million and EUR 4.8 million in fiscal 2000, 2001 and 2002, respectively.

     The time period between invoicing and payment, the average days’ sales outstanding, was 89 days in fiscal 2002 as compared to 90 days in fiscal 2001.

     IXOS did not have any outstanding bank financings or short-term fundings as of the end of fiscal year 2002 nor does it have them presently.

     Borrowing facilities for each of our subsidiaries are in the currency of the jurisdiction in which the subsidiary is located.

     In our opinion, our working capital is sufficient for our present requirements.

     To date, inflation has not had a material adverse impact on our financial results.

     We have not entered into material commitments for capital expenditures as of June 30, 2002 and the period thereafter. Our investments of EUR 4.8 million in fiscal year 2002 were lower than in the fiscal years 2000 (EUR 8.2 million) and 2001 (EUR 7.8 million), which both included investments in Technopark II. Our investments were made primarily to improve our company’s infrastructure in our effort to foster our company’s future development. In addition, capital expenditures for our international sales and service infrastructure are not contemplated material to our company’s business and are mainly related to office building leasehold improvements in our respective business regions. We primarily lease furniture and equipment under non-cancelable lease agreements expiring at various times through 2003. Assets under capital leases are included in the consolidated balance sheets.

     As of June 30, 2002 property and equipment amounted to EUR 9.7 million and accumulated depreciations amounted to EUR 0.3 million. We expect future minimum annual lease payments for fiscal years 2003 through 2004 to amount to EUR 131 thousand.

Application of Critical Accounting Policies

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to utilize accounting policies and make estimates and assumptions that affect our reported amounts. Our significant accounting policies are described in Note C to the consolidated financial statements. We believe that policies and estimates related to revenue recognition, allowances for doubtful accounts, product and service warranties and deferred income taxes represent our critical accounting policies and estimates. Future results may differ from these estimates under different assumptions or conditions.

Revenue Recognition We derive a significant portion of our revenue from licensing activities, which consists of licensing fees for our products and solutions, fees for support and maintenance provided to customers related to these products and solutions, and fees, including milestone payments for professional services related to these products and solutions. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

License Revenue. We recognize revenue from license contracts when a non-cancelable, non-contingent license agreement has been signed; the software product has been delivered; no uncertainties exist surrounding product acceptance; fees from the agreement are fixed and determinable; and collection is probable. We use the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If evidence of the fair value of the undelivered elements does not exist, all revenue is deferred until sufficient evidence exists or all elements have been delivered. When we enter into a license agreement requiring that we provide significant customization of the software products, the license and consulting revenue is recognized using contract accounting, including the percentage-of-completion method, which relies on estimates of total expected contract revenue and costs.

Services and Maintenance Revenue. Revenue from consulting services is recognized as the services are performed for time-and-materials contracts and contract accounting is utilized for fixed-price contracts. Revenue from training and development services is recognized as the services are performed. Revenue from maintenance agreements is recognized ratably over the term of the maintenance agreement, which in most instances is one year.

     We recognize our revenue in accordance with the Securities and Exchange Commissions (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) and The American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions“and the related AICPA technical practice aids, which are interpretations to SOP 97-2. We believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB 101. However, the accounting community is discussing certain provisions of these accounting pronouncements with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations, once finalized, could lead to unanticipated changes in recognized revenue. They could also drive significant adjustments to our business practices that could result in increased administrative costs, lengthened sales cycles and other changes that could affect our results of operations.

     At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable based on the payment terms associated with the transaction and whether or not collection is reasonably assured. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when we assess the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts may be required.

Product and Service Warranties. We provide for the estimated cost of product and service warranties based on historical activity. If actual warranty activities differ from our estimates, revisions to the estimated warranty liability would be required.

Deferred Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income based on our operating budgets and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. However adjustments could be required in the future if we determine that the amount to be realized is greater or less than the amount we have recorded.

Recent accounting pronouncements

     In June 2001, the Financial Accounting Standards Board issued Statement of Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of long-lived property and equipment, and the associated asset retirement costs. This Standard relates amongst other things to both the timing of such items and the measurement of such obligations, as well as the disclosure requirements in the financial statements. The Standard requires that liabilities and expenses relating to the retirement of long-lived assets are recognized at the time they arise as long as they can be measured at fair value. The costs of retirement should be capitalized and amortized over the residual useful life of the asset. This value should be reviewed over the course of time using a risk-adjusted interest rate. Any changes in this interest rate should be expensed. SFAS No. 143 is binding for fiscal years beginning after June 15, 2002 although early adoption is permitted.

     We will apply SFAS No. 143 beginning July 1, 2002 and we do not expect the adoption to have a significant impact on net worth, financial position and results of operations.

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. SFAS 144 refines the criteria contained in, and supersedes, SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of”, to establish a uniform model for accounting for long-lived assets which are disposed of. Although this Standard also supersedes parts of APB Opinion No. 30 “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it contains a presentation of discontinued operations and extends these by addition of the section “Component of an Entity”. However, discontinued operations are no longer recorded at net realizable value and future losses from operations are only recorded when incurred. SFAS No. 144 also establishes the criteria for treating an asset as available for sale. SFAS No. 144 is binding for fiscal years beginning after December 15, 2001 although early adoption is encouraged.

     We have chosen to apply SFAS No. 144 beginning July 1, 2002 and do not expect the adoption to have a significant impact on net worth, financial position and results of operations.

     In June 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires a company to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. A fundamental conclusion in this Statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 must be applied for all exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. We intend to apply SFAS No. 146 in fiscal 2002/2003 and do not expect it to have any significant impact on net worth, financial position and results of operations.

Item 6: Directors, Senior Management and Employees

Management

     In accordance with the German Stock Corporation Act (Aktiengesetz), our company has a Supervisory Board (Aufsichtsrat) and an Executive Board (Vorstand). The two boards are separate and no individual may simultaneously be a member of both boards. The Executive Board is responsible for managing our business in accordance with applicable laws, the Articles of Association of our company and the rules of procedure of the Executive Board. It represents us in our dealings with third parties. The Supervisory Board appoints and removes the members of the Executive Board and oversees the management of our company but is not permitted to make management decisions.

     The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Executive Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and future business planning. The Supervisory Board is also entitled to request special reports at any time. The Executive Board is required to ensure appropriate risk management within our company and must establish an internal monitoring system.

     Under German law, shareholders of a company, like other persons, are liable to the company for damages if they intentionally use their influence on the company to cause a member of the Executive Board, the Supervisory Board or holders of special proxies to act in a way that is harmful to the company. If a member of the Executive Board or Supervisory Board neglects his or her duties, he or she is jointly and severally liable with the persons exercising such influence.

     In carrying out their duties, members of both the Executive Board and the Supervisory Board must exercise the standard of care of a diligent and prudent businessperson. In complying with such standard of care, board members must take into account a broad range of considerations, including the interests of IXOS and those of its shareholders, employees and creditors. In addition, the members of the Executive Board are personally liable for certain violations by the company of the Stock Corporation Act.

     As a general rule under German law, a shareholder has no direct recourse against the members of the Executive Board or the Supervisory Board in the event that they are believed to have breached a duty to our company. Apart from insolvency or other special circumstances, only our company has the right to claim damages from members of either board. We may waive these damages or settle these claims only if at least three years have passed and if the shareholders approve the waiver or settlement at the Annual General Meeting with a simple majority, provided that opposing shareholders do not hold, in the aggregate, one-tenth or more of the share capital of our company and do not have their opposition formally noted in the minutes maintained by a German notary.

     The following changes were made to the Executive and Supervisory Boards in the fiscal year ended June 30, 2002: Jürg Wyttenbach, Head of Global Marketing and Sales, left IXOS on February 28, 2002. His position was taken over by a new Executive Board member, Richard Gailer, on July 1, 2002. In addition, Hartmut Schaper was appointed Chief Technology Officer as of March 1, 2002. The Supervisory Board Chairman, Prof. Dr. Wilhelm Haarmann, resigned as of March 31, 2002. As a result, Christopher Schönberger, previously an alternate member, became a full Board member representing the shareholders. Hansjörg Staehle was elected as the new Supervisory Board Chairman at the Board’s meeting on March 28, 2002. Christopher Schönberger resigned as of November 30, 2002. Mr. Klaus Esser was elected as a new Supervisory Board member at the Annual General Meeting on November 19, 2002 with effect from December 1, 2002 and Mr. Tom Tinsley of GAP was elected as a substitute member of the Supervisory Board. See Item 7: “Major Shareholders and Related Party Transactions — The General Atlantic Partners Transaction”.

Supervisory Board

     Our Supervisory Board consists of six members. The shareholders elect four members and one or more alternate member at the Annual General Meetings and the employees elect the remaining two members. All current shareholder representatives on the Supervisory Board are shown in the table below and were elected at the Annual General Meeting held on November 19, 2002 and shall serve until completion of the Annual General Meeting in 2004.

     The shareholders, by a majority of the votes cast by the shareholders in an General Meeting, may remove any member of the Supervisory Board they have elected in an General Meeting. The employee representatives may be removed by those employees that elected them by a vote of three-quarters of the votes. The Supervisory Board elects a chairman and one deputy chairman from among its members. If no candidate is elected by a vote of two-thirds of the members of the Supervisory Board, the shareholder representatives elect the chairman and the employee representatives elect a deputy chairman. The Supervisory Board has a quorum to take decisions when the majority of its members is present at the meeting. The Supervisory Board normally acts by simple majority vote, with the chairman having a deciding vote in the event of a deadlock in a second vote on the same matter.

     The Supervisory Board meets at least twice during each half calendar year. Its main functions are:

•	to monitor our management;

•	to appoint our Executive Board;

•	to approve matters in areas that the Supervisory Board has made generally subject to its approval; and

•	to approve matters that the Supervisory Board decides on a case-by-case basis to make subject to its approval.

     As of December 1, 2002 a new Supervisory Board was established following the election at the Annual General Meeting on November 19, 2002. The present members of our Supervisory Board are shown in the table below.

     Under our Articles of Association and by-laws, there are no age requirements in relation to the retirement of a member of the Supervisory Board. In addition, there is no minimum number of share ownership required for member qualification on the Supervisory Board.

     Our Supervisory Board has established a financial reporting and audit committee, comprised of Mr. Richard Roy, Mr. Klaus Esser and Mrs. Claudia Böttcher, all of whom are members of the Supervisory Board. This committee is chaired by Mr. Richard Roy and is charged with, among other things:

•	preparing the decisions of the Supervisory Board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed distribution application of earnings and the reports of our auditors;

•	reviewing the quarterly financial statements of our company that are to be made public or otherwise filed with any securities regulatory authority;

•	mandating the auditors (CPAs); and

•	approving non-audit activities (consulting activities) of the auditors.

     Decisions of our financial reporting and audit committee require a simple majority.

     In addition, our Supervisory Board has established a personnel remuneration committee. Its members are Mr. Klaus Esser, Mr. Hansjörg Staehle, Mr. Eberhard Färber and Mr. Manfred Heiss. It is chaired by Mr. Klaus Esser and is charged with, among other things:

•	service contracts and renumerations of Executive Board members; and

•	stock option programs for Executive Board members.

     Decisions of our personnel remuneration committee require a simple majority.

     The shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term must expire at the end of the Annual General Meeting in which the shareholders discharge the Supervisory Board member for the fourth financial year following the financial year in which the member was elected. The financial year in which a member’s term of office commenced is not included in the five-year period.

     The present members of our Supervisory Board, their ages, the year in which their term began and will expire and their other board memberships are as follows:

		Term	Term	Principal Occupation and
Name	Age	started	Expires	Other Business Activities

Hansjörg Staehle, Chairman until December 11, 2002(2)(5)	59	2002	2004	Attorney-at-law; Partner in the law firm Beil, Staehle, Wagner & Milde; Chairman of the Supervisory Board of Glautec AG; Chairman of the Supervisory Board of Alas AG, Gräfelfing; Supervisory Board member of Munich Business Angels AG, Munich

Eberhard Färber, Deputy Chairman (2)(5)	59	2002	2004	Co-founder of IXOS SOFTWARE AG

Claudia Böttcher (1)(3)	36	1999	2004	Representative of IXOS’ Employee

Manfred Heiss (2)(3)	37	1999	2004	Representative of IXOS’ Employee

Richard Roy (1)(5)	47	2002	2004	Chairman of the Executive Board of Microsoft GmbH, Vice President EMEA Region (until 06/30/2001)

Klaus Esser, Chairman effective December 11, 2002 (1)(2)(4)	55	2002	2004	Lawyer; Chairman of the Supervisory Board of Apollis AG, Munich; Supervisory Board member of GWI AG, Bonn; Supervisory Board member of Alstom S.A., Paris; Member of the Board of Critical Path, Inc., San Francisco, U.S.A.

(1)	Member of our financial reporting and audit committee, chaired by Mr. Roy

(2)	Member of our personnel remuneration committee, chaired by Mr. Esser

(3)	Employee representative

(4)	At the Supervisory Board Meeting on December 11, 2002, Mr. Esser was elected as the new Chairman

(5)	At the Annual General Meeting on November 19, 2002 Mr. Staehle, Mr. Färber and Mr. Roy have were elected to serve the remaining term of office until completion of the 2004 Annual General Meeting. Mr. Staehle and Mr. Färber have been members of the Supervisory Board since 1999. Mr. Roy has been a Supervisory Board member since 1998.

     Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Supervisory Board that provide for benefits upon termination of their board membership.

     None of the members of our Supervisory Board owns, directly or indirectly, more than one percent of our company’s outstanding share capital, except for Eberhard Färber and members of his family, including his wife, Helga Färber, who together hold approximately 4.4% of our outstanding share capital.

     The business address of each of the members of our Supervisory Board is IXOS SOFTWARE AG, Bretonischer Ring 12, 85630 Grasbrunn/Munich, Germany.

Executive Board

     As of the date of this filing, our Executive Board consists of four members. Under the Articles of Association of our company, our Supervisory Board determines the size of the Executive Board.

     Under the Articles of Association of our company and German law, the Executive Board may adopt rules of procedure for the conduct of its own affairs, unless the Supervisory Board adopts rules of procedure for the conduct of the affairs of the Executive Board. The adoption and amendment of these rules require a simple majority of the votes of the Supervisory Board. Our Executive Board is represented either by two members of the Board acting together or by a member of the Board acting jointly with a holder of broad power of attorney (“Prokurist”). The Supervisory Board may grant one or several members of the Executive Board the power to solely represent our company.

     The Executive Board members are jointly responsible for all management matters and pursuant to the current rules of procedure must jointly decide on all operational management issues.

     The decisions of the Executive Board are taken by simple majority vote. In the case of parity the vote of the Chief Executive Officer counts twice, provided that the Executive Board consists of at least three members. The Supervisory Board appoints the members of the Executive Board for a maximum term of five years. They may be reappointed or have their term extended for one or more terms of up to 5 years each. The Supervisory Board may remove a member of the Executive Board prior to expiration of this term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the Annual General Meeting. A member of the Executive Board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between himself and our company or those in which he is materially interested.

     The following tables set forth information as of November 19, 2002 with respect to each person who was an executive officer or director of the company:

Executive Board

					Shares beneficially
Name	Age	Term Started	Term Expires	Position	owned

Robert Hoog	49	2000	2006	Chairman and Chief	<1%
				Executive Officer

Peter Rau	46	2000	2006	Chief Financial Officer	<1%

Richard Gailer	39	2002	2005	Head of Sales and Marketing	<1%

Hartmut Schaper	40	2002	2005	Chief Technology Officer	<1%

     Robert Hoog has been our Chief Executive Officer since June 2000. Prior to joining IXOS, he was President of Fujitsu Siemens Computer GmbH. From 1998 through 1999, he served as Executive Vice President and General Manager of Siemens ICP Computer Systems. In 1997, he assumed the position of Executive Vice President and General Manager of SNI’s Open Enterprise Computing Group and, at the same time, was a member of the Managing Board at Siemens Nixdorf AG. In 1996, Mr. Hoog was Vice President and General Manager for Middleware Product Division at Siemens Nixdorf AG. He started his professional career in 1978 at Hewlett-Packard GmbH (HP), Böblingen. During his 18 year tenure at HP, he held a series of top posts in sales, marketing and management until leaving the company in 1996, finishing his tenure there as General Manager of the Network and Systems Management Division.

     Peter Rau has been our Chief Financial Officer since October 2000. Prior to joining IXOS, Peter Rau served as Chief Financial Officer and Executive Vice President of Euromicron AG. He began his career as Head of Internal Audit at Philip Morris in Munich and has held such additional positions as Head of Controlling for Subsidiaries and Investments for Porsche AG in Stuttgart as well as Director of Finance, Controlling and Management Information Systems at Leifheit AG in Nassau. He holds a degree in industrial engineering from University of Applied Sciences in Munich and an MBA from Long Island University in New York.

     Richard Gailer became Head of Sales and Marketing on July 1, 2002. Mr. Gailer is responsible for the worldwide sales and marketing activities, with offices in 17 countries. Mr. Gailer gained the extensive product and services experience that he brings to IXOS during the more than twelve years that he spent in high-level positions at SAP. In his last position, Mr. Gailer was a member of SAP System Integration AG’s Executive Board and responsible for the successful set up, IPO and rapid expansion of the company. During this period, SAP Solutions GmbH and SRS AG were successfully merged. In addition, he oversaw the expansion of the sector and solution-oriented sales and service activities of the SAP subsidiary.

     Hartmut Schaper assumed responsibility as Head of Research and Development, Services, Business Strategy and Product Management (CTO) on March 1, 2002. Mr. Schaper’s focus is the strategic development of IXOS products. Within the past two years, Mr. Schaper, a mathematics graduate, headed core projects for the Boston Consulting Group, in which he focused on strategic mobile communication and IT issues. Prior to that Mr. Schaper served as CTO and Vice President Services at TPS-labs, a Munich-based eCRM software company. He also gained extensive development and management experience at SAP AG in Walldorf, where he was responsible for porting the R/3 system to different hardware and software platforms and leveraging the company’s interface architecture and middleware strategy to integrate the R/3 and MySAP.com applications via the Internet.

     The aggregate amount of compensation paid by IXOS to the members of its Executive Board in fiscal year 2002 was EUR 1.63 million; The fixed portion of the total remuneration amounted to EUR 1.28 million, the variable portion amounted to EUR 0.35 million (21.3% of fixed remuneration). No pension reserves for members of the Executive Board have been established. As a retirement plan IXOS is paying life insurances for the Executive Board members. They also receive stock options according to their contract of employment as a Executive Board member. Stock options held by the Executive Board members on December 16, 2002 are shown in the table below. The members of the Executive Board will receive pension payments at retirement independently of whether they are employed by IXOS at the time of their retirement or not. The remuneration of the members of our Executive Board is determined by the Supervisory Board.

     As of December 3, 2002, the Executive Board as a group holds 315,000 stock options with an average strike price of EUR 9.31 and an average remaining period of 6 years.

Board Member	Stock options	Strike price

Robert Hoog	35,000	19.80
	130,000	8.00
Peter Rau	50,000	8.00
Hartmut Schaper	50,000	8.00
Richard Gailer	50,000	8.00

     Between 25% and 38% of the total target remuneration paid to the members of the current Executive Board depends on their achievement of our company’s performance targets, which are defined by certain qualitative criteria, as well as our sales and profit. These targets are set by the Supervisory Board, in accordance with German law, on an annual basis.

     The aggregate amount of compensation paid to the members of its Supervisory Board in fiscal year 2002 amounted to EUR 112,000. The fixed portion of the total remuneration amounted to EUR 60,000, the variable portion amounted to EUR 52,000. The remuneration of the members of the Supervisory Board includes expense and a fix remuneration amounting to EUR 10,000 per year. The chairman receives the double, the deputy chairman the one and a half. For each Supervisory Board meeting the remuneration for the attending members amounts to EUR 1,250 (variable portion of remuneration). The remuneration of the members of the Supervisory Board is determined by a shareholders resolution. The members of the Supervisory Board do not get any further benefits, nor are they part of the company’s stock option plan.

     Neither we nor any of our subsidiaries have entered into special service contracts with the members of the Executive Board and Supervisory Board that provide for benefits upon termination of their board membership.

Employees

     The following table indicates the end of year composition of our workforce during the financial years ended:

	2000	2001	2002

Germany	630	436	471
Europe (excl. Germany)	137	142	155
Americas	133	115	93
Asia/Pacific	69	55	59
Total	969	748	778

	2000	2001	2002

Support	121	95	89
Services	213	186	211
Research & Development	247	163	179
Sales & Marketing	273	203	198
General & Administrative	115	101	101
Total	969	748	778

     To support our sales force, we conduct comprehensive marketing programs, which include public relations, telemarketing, seminars, trade shows and educational programs. We have also formed the IXOS Academy for the training of new employees and the further education of our existing employees.

     None of our employees are covered by a collective bargaining agreement or are represented by a labor union or works council. We have experienced no work stoppages and believe our relationship with our employees is good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Employee Share Plan

     We have a U.S. Stock Option Plan, a Non-U.S. Stock Option Plan and a worldwide Stock Option Plan (the “Stock Option Plans”). The U.S. and the Non-U.S. Plans were established in fiscal year 1998 and provide for the grant of options with a term of ten years and a vesting period of three or four years from the date at grant. The U.S. Stock Option Plan options vest monthly over four years after an initial six-month period. The Non-U.S. Stock Option Plan options vest annually over three years. The worldwide Stock Option Plan was established in fiscal 2000. These options vest annually over four years. All options granted on or before June 30, 2000 have a term of ten years, those options granted after June 30, 2000, have a term of six years. We have been authorized by the shareholders within the last years to grant options for up to 2,425,998 shares of common stock under the Stock Option Plans. See also Item 18: “Financial Statements — Note 17 of the Notes to the Consolidated Financial Statements”.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

     The following table shows the current beneficial ownership of our company’s share capital as of November 19, 2002 by:

•	the principal shareholders (each person or entity who owns beneficially 5% or more of our Shares) and

•	the members of our Executive Board as a group.

Shares Beneficially Owned
Annual General Meeting

	14-Nov-00		27-Nov-01		19-Nov-02
Name of Beneficial
Owner (1)	Number	Percentage	Number	Percentage	Number (2)	Percentage

Eberhard Färber (3)	1,569,050	8.00%	1,569,050	7.95%	569,050	2.64%
Helga Färber (4)	1,174,000	6.00%	1,174,000	5.95%	376,500	1.75%
Hans Strack-Zimmermann (5)	1,653,525	8.40%	1,653,525	8.38%	653,525	3.04%
Sibylle Strack-Zimmermann (6)	1,176,500	6.00%	1,176,500	5.96%	376,500	1.75%
Goldman Sachs Group, LP and related investors (7)	1,518,370	7.80%	0	0.00%	0	0.00%
General Atlantic Partners (9)					5,400,000	25.10%
SAP AG	952,000	5%	952,000	4.83%	952,000	4.42%
Intel Corporation (8)	134,000	<1%	0	0.00%	0	0.00%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities. Shares subject to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the Shares indicated.

(2)	Number of Shares outstanding as of November 19, 2002: 21,524,659

(3)	Mr. Färber has no voting or investment power and disclaims beneficial ownership as to the Shares held by his wife, Helga Färber, except to the extent of his pecuniary interest therein.

(4)	Mrs. Färber has no voting or investment power and disclaims beneficial ownership as to the Shares held by her husband, Eberhard Färber, except to the extent of her pecuniary interest therein.

(5)	Mr. Strack-Zimmermann has no voting or investment power and disclaims beneficial ownership as to the Shares held by his wife, Sibylle Strack-Zimmermann, except to the extent of his pecuniary interest therein.

(6)	Mrs. Strack-Zimmermann has no voting or investment power and disclaims beneficial ownership as to the Shares held by her husband, Hans W. Strack-Zimmermann, except to the extent of her pecuniary interest therein.

(7)	The Goldman Sachs Group, Inc. (“GS Group”), directly and/or indirectly through certain of its investment affiliates (as described in footnotes 8 and 9 below) first invested in our Shares on November 19, 1997.

As of October 6, 1998, Shares were owned by certain investment partnerships, of which affiliates of the GS Group are the general partner, managing general partner or investment manager. The total number of Shares attributed to GS Group includes 374,162 Shares held of record by GS Capital Partners II, L.P.; 148,745 Shares held of record by GS Capital Partners II Offshore, L.P.; 13,801 Shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH on behalf of GS Capital Partners II (Germany) Civil Law Partnership; 40,143 Shares held of record by Stone Street Fund 1997, L.P.; and 19,491 Shares held of record by Bridge Street Fund 1997, L.P. GS Group disclaims beneficial ownership of the Shares reported herein as beneficially owned by the investment partnerships except to the extent of its pecuniary interest therein. This disclaimer excludes (i) ordinary Shares owned by GS Group that were acquired in the ordinary course of market-making transactions, or (ii) ordinary Shares held in client accounts, for which GS Group exercises voting or investment authority. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates.

The address of GS Group is 85 Broad Street, New York, New York 10004.

As of November 14, 2000 Shares were owned by certain investment partnerships, of which affiliates of the GS Group are the general partner, managing general partner or investment manager. The total number of Shares attributed to GS Group includes 952,670 Shares held of record by GS Capital Partners II, L.P.; 378,728 Shares held of record by GS Capital Partners II Offshore, L.P.; 35,139 Shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH on behalf of GS Capital Partners II (Germany) Civil Law Partnership; 102,210 Shares held of record by Stone Street Fund 1997, L.P.; and 49,623 Shares held of record by Bridge Street Fund 1997, L.P.

In June 2001 Shares were owned by certain investment partnerships, of which affiliates of the GS Group are the general partner, managing general partner or investment manager. The total number of Shares owned by GS Group was 1,240,570. Between June 2001 and October 2001 the GS Group sold 259,318 Shares. During October 2001 the remaining 981.252 Shares were sold. As of November 1, 2001 no Shares were held by Goldman Sachs Group, LP and related investors.

(8)	Intel Corporation disposed of its shareholdings in IXOS during the course of fiscal year 2000/2001.

(9)	In August 2002, IXOS gained General Atlantic Partner as a strategic investor. General Atlantic Partners has acquired 1.8 million shares from both the Strack-Zimmermann and the Färber founding families. As per September 27, 2002 they acquired a further 1.8 million shares via a capital increase from our existing authorized capital. The number of outstanding shares increased to 21,524,659 shares.

The total number of 5,400,000 Shares attributed to General Atlantic Partners includes 4,689,222 Shares held of record by General Atlantic Partners (Bermuda), L.P., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda; 352,824 Shares held of record by GAP Coinvestment Partners II, L.P.c/o General Atlantic Service Corporation, 3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A.; 350,394 Shares held of record by GapStar, LLC, c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A. and 7,560 Shares held of records by GAPCO GmbH & Co. KG c/o General Atlantic Partners GmbH, Königsallee 62, 40212 Düsseldorf, Germany.

Major shareholders have the same voting rights as all other shareholders.

We are not aware of any arrangements which may result in a change of control of IXOS.

     We are not directly or indirectly owned or controlled by any foreign government or by any natural of legal person severally or jointly.

     As of November 19, 2002, none of the members of our Supervisory Board or our Executive Board owns, directly or indirectly, more than one percent of our company’s outstanding share capital, except Mr. Färber, member of the Supervisory Board and his affiliates. Mr. Färber holds 569,050 shares and his wife, Helga Färber, owns 376,500 shares.

The General Atlantic Partners Transaction

     The following is a summary of the Participation Agreement, the Färber Share Purchase Agreement, the Zimmermann Share Purchase Agreement and the Registrations Rights Agreement (each as defined herein), which are incorporated by reference into this Form 20-F on exhibits 4.4, 4.5, 4.6 and 4.7.

     Pursuant to a share purchase agreement, dated August 12, 2002, by and among General Atlantic Partners (Bermuda), L.P. (“GAP LP”), GAP Coinvestment Partners II, L.P. (“GAPCO II”), GapStar, LLC (“GapStar”) and GAPCO GmbH & Co. KG (“GAPCO KG”) (collectively, GAP LP, GAPCO II, GapStar and GAPCO KG are referred to as “GAP”) and Eberhard and Helga Färber (the “Färber Share Purchase Agreement”), Eberhard and Helga Färber (together, the “Färbers”) agreed to sell to GAP and GAP agreed to purchase from the Färbers, an aggregate of 1,800,000 bearer ordinary Shares for an aggregate purchase price of EUR 11,700,000 (a price equal to EUR 6.50 per Share). Pursuant to a share purchase agreement, dated August 12, 2002, by and among GAP and Hans and Sybille Strack-Zimmerman (the “Zimmermann Share Purchase Agreement”), Hans and Sybille Strack-Zimmerman (together, the “Zimmermanns”) agreed to sell to GAP and GAP agreed to purchase from the Zimmermanns, an aggregate of 1,800,000 bearer ordinary Shares for an aggregate purchase price of EUR 11,700,000 (a price equal to EUR 6.50 per Share). Pursuant to each of the Färber Share Purchase Agreement and Zimmerman Share Purchase Agreement, if either of the Färbers or Zimmermanns wishes to sell any of his or her remaining Shares of IXOS, then the Färbers and Zimmermanns must first offer such Shares to GAP, who has the right to purchase all or some of such Shares.

     Pursuant to a participation agreement, dated August 12, 2002, by and among IXOS and GAP (the “Participation Agreement”), IXOS agreed to sell to GAP and GAP agreed to purchase from IXOS, an aggregate of 1,800,000 bearer ordinary Shares for an aggregate purchase price of EUR 10,620,000. In order to implement the participation of GAP in IXOS, the Executive Board and the Supervisory Board of IXOS resolved to increase IXOS’ share capital by EUR 1,800,00.00 from EUR 19,724,659 to EUR 21,524,659 using authorized capital against cash contributions. GAP was exclusively admitted to subscribe for the 1,800,000 new shares and the respective pre-emption rights of the shareholders were excluded.

     Pursuant to the Participation Agreement, IXOS agreed that at the next Annual General Meeting, which took place on November 19, 2002, it would nominate a designee of GAP to be elected to its Supervisory Board and a further designee of GAP to be elected as a substitute member of the Supervisory Board. According to the Participation Agreement, the substitute member of the Supervisory Board shall replace the departing member of the Supervisory Board, if such a member leaves office after the Annual General Meeting on November 19, 2002. Mr. Klaus Esser of GAP was appointed to IXOS’ Supervisory Board at IXOS’ last Annual General Meeting and Mr. Tom Tinsley of GAP was appointed as a substitute member of the Supervisory Board.

     In addition, pursuant to the Participation Agreement, for a period of 12 months after the consummation of the Participation Agreement has been registered in Germany’s commercial register, GAP shall not, without the prior written consent of the Supervisory Board, offer, sell, contract to sell or otherwise dispose of any of its bearer ordinary Shares, provided that the foregoing shall in no way prevent or restrict (i) GAP from making a disposition of its bearer ordinary Shares (a) in connection with a sale of IXOS, or (b) to its affiliates or distributing the bearer ordinary Shares to its partners, members or investors (provided that the transferee agrees to be bound by the restrictions described herein), or (ii) GapStar from pledging and granting a security interest in all or any portion of its bearer ordinary Shares to a lender to secure its obligations under a loan made to acquire such bearer ordinary Shares.

     On September 17, 2002, IXOS and GAP entered into a registration rights agreement, dated September 17, 2002 (the “Registration Rights Agreement”), pursuant to which IXOS granted to GAP, as a group, demand registration rights for an underwritten offering and customary “piggy-back” registration rights with respect to both primary and secondary offerings initiated by IXOS or other stockholders of IXOS.

     As a result of these various agreements, GAP owns 25.1% or 5,400,000 of the issued and outstanding ordinary shares of IXOS. Since December 1, 2002, Mr. Esser of GAP has held the position of Chairman of the Supervisory Board of IXOS.

Related Party Transactions

     Since July 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in other than as discussed below, and in which any member of the Executive Board, member of the Supervisory Board, executive officer or holder of more than five percent of the Shares of IXOS had or will have a direct or indirect interest other than (i) compensation agreements and (ii) the transactions described below.

     Dr. Wilhelm Haarmann, a member of our Supervisory Board until March 31, 2002, is also a member of the law firm Haarmann, Hemmelrath & Partner who frequently acts as our legal and tax advisor. Expenditures to Haarmann, Hemmelrath & Partner for their legal and tax consulting services amounted to EUR 49,000 during fiscal year 2002. We also retain another member of the Supervisory Board, Hansjörg Staehle, as a legal advisor. Expenditures invoiced by Mr. Staehle during the last fiscal year were EUR 19,000.

     After the capital increase by 1.8 million shares on September 27, 2002, SAP owns approximately 4.4% of the shares of the company’s common stock and therefore is no longer classified a related party.

     There were no further related party transactions in fiscal year 2002.

     We believe that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

     We do not, directly or indirectly, including through any subsidiary, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or executive officer of IXOS. We do not intend to provide any loans to any director or executive officer of IXOS in compliance with Section 402 of the Sarbanes-Oxley Act of 2002.

Item 8: Financial Information

     We do not own investment securities. Our liquid assets are invested in short-term commercial paper. Cash equivalents consist of highly liquid investments with maturities of less than 90 days from the date of purchase.

     At the end of our last fiscal year on June 30, 2002, our short-term investments with maturities of less than 30 days in the amount of EUR 34,3 million were classified as cash and cash equivalents. As of June 30, 2002, there have been no cash equivalents with maturities from 30 to 90 days.

Dividends

     We have never declared or paid any dividends and currently intend to retain all available earnings generated by our operations for the development and growth of our business. We do not currently anticipate paying any cash dividends on our Shares.

     For each fiscal year, the Executive Board approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the disposition of the annual profit (either payment of dividends, transfer to reserves or carry forward to the next fiscal year). Upon approval by the Supervisory Board, the Executive Board and the Supervisory Board submit their combined proposal as to the disposition of the annual profits to the shareholders at the Annual General Meeting. The shareholders ultimately determine the disposition of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their Shares, except when otherwise provided in the resolution, as is not unusual, for example, in the case of newly issued Shares which have been outstanding for less than a full year. Pursuant to the provisions of our stock option plan for German and other non-U.S. employees, any Share which has been issued as a result of an exercise of an option is entitled to participate in the profits made in the fiscal year in which the option was exercised. Prior to the dissolution of IXOS, the only amounts that may be distributed to shareholders under the Stock Corporation Act are the distributable profits (Bilanzgewinn). Any dividends declared by us will be effected in euros.

     In the event that dividends are paid in the future, holders of ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying Shares in accordance with the Deposit Agreement dated October 12, 1999 between us, the Bank of New York as depositary (the “Depositary”), and the registered holders of ADSs and the owners of a beneficial interest in book entry ADSs.

     Since the date of the annual financial statements there has been no significant change.

     See also “Item 18: Financial Statements” and pages F-1 through F-28.

Item 9: The Offer and Listing

     The principal trading market for our Shares, all of which are in bearer form, is the Neuer Markt segment of the Frankfurt Stock Exchange (FSE). On October 16, 2002, the Exchange Council of the Frankfurt Stock Exchange (FWB Frankfurter Wertpapierbörse) approved the restructuring of the FWB equities market effective January 1, 2003. There will then be two segments of the FWB for the listing of equities and equity certificates: the “Prime Standard” and the “General Standard”, which will differ from each other in terms of the transparency criteria to be met.

     IXOS applied for a listing in the Prime Standard segment and received the admission on December 12, 2002. Our admission to the Prime Standard will be effective January 1, 2003, which is also the date when the new segment is introduced. IXOS fulfills all requirements of the Prime Standard such as quarterly reporting, international accounting standards (IAS/IFRS or U.S. GAAP), a corporate calendar, at least one analyst conference per year and the publication of ad-hoc disclosures in English. The admission is also a prerequisite for the inclusion of listed companies in the DAX, MDAX, SDAX, TecDAX, NEMAX 50 and special sector indices such as the Software Index as well as the new Prime All Share Index. In early February 2003, Deutsche Börse will publish the Index Ranking list for January 31, 2003, which will contain all Prime Standard companies that could potentially join the selection indices from the March 21, 2003 determination date.

     The Neuer Markt, on which our Shares are listed, will be closed at the end of 2003. The listing of our Shares on the Neuer Markt segment will be annulled with the listing on the Prime Standard becoming effective on January 1, 2003. Parallel calculation of the NEMAX 50 index of the 50 largest equities in the technology sectors, in which IXOS is included, is envisaged until the end of 2004 to enable continuity in the financial products based on this index, for example certain funds and index derivatives.

     Our Shares have been quoted on the Neuer Markt segment under the symbol “XOS” and our ADSs have been quoted on the Nasdaq National Market under the symbol “XOSY” since October 7, 1998. Each ADS evidences one Share after giving effect to a five-for-one stock split of the Shares which was effected on December 22, 1999. The following table sets forth, for the periods indicated, the high and low closing sales prices of our Shares and ADSs:

	Per Share		Per ADS

	High	Low	High	Low

Fiscal 1999/2000	EUR	EUR	USD	USD
First Quarter (share split taken into account)	37.00	25.80	37.25	27.75
Second Quarter	37.10	23.00	37.00	27.00
Third Quarter	104.00	27.30	97.00	28.88
Fourth Quarter	43.50	16.00	36.00	17.00
July 1, 1999 through June 30, 2000	104.00	16.00	97.00	17.00

Fiscal 2000/2001	EUR	EUR	USD	USD
First Quarter	23.20	10.00	19.00	9.00
Second Quarter	18.75	5.25	15.00	5.31
Third Quarter	15.50	5.40	14.38	4.88
Fourth Quarter	9.20	5.94	8.60	5.05
July 1, 2000 through June 30, 2001	23.30	5.25	19.00	5.05

Fiscal 2001/2002	EUR	EUR	USD	USD
First Quarter	8.32	4.20	7.47	3.55
Second Quarter	4.65	3.25	4.65	2.92
Third Quarter	7.26	4.19	6.48	3.65
Fourth Quarter	7.00	4.85	6.55	4.80
July 1, 2001 through June 30, 2002	8.32	3.25	7.47	2.92

Fiscal 2002/2003
First Quarter	6.70	3.80	6.44	3.76

Past Six Months	EUR	EUR	USD	USD
June 2002	6.55	4.85	6.00	4.80
July 2002	5.55	3.80	5.75	3.76
August 2002	6.70	4.90	6.44	4.50
September 2002	5.80	4.60	5.85	4.48
October 2002	6.10	4.40	5.79	4.12
November 2002	5.62	4.90	5.79	4.28

On December 16, 2002, the closing sales price per Share on the Neuer Markt was EUR 5.20 and the closing sales price per ADS on the Nasdaq National Market was USD 5.16.

     The number of record holders of our ADSs and Shares in the U.S. cannot be determined exactly. To the best of our knowledge, the most accurate figures we can derive are from the number of invitations to our AGM on November 19, 2002, sent to banks as per section 125 German Stock Corporation Act (Aktiengesetz). Approximately 500 German banks received approximately 55,000 invitations. The Bank of New York and Georgesons Shareholder Communications received approximately 850 invitations.

     Since January 4, 1999, all Shares on German stock exchanges have traded in euros.

     The ADSs are issued by the Bank of New York, as depositary.

Item 10: Additional Information

Articles of Association

     This section summarizes the material rights of holders of the Shares of our company under German law and the material provisions of the Articles of Association of our company. This description of the share capital of our company is only a summary and does not describe everything that the Articles of Association contain. Copies of the Articles of Association are publicly available from the Commercial Register in Munich, and an English convenience translation is filed with the Securities and Exchange Commission in the United States as an exhibit to this Form 20-F.

     Set forth below is a summary of certain information concerning our share capital and of certain provisions of the Articles of Association and German law. This summary is intended to contain all material information in relation to the share capital and the rights attaching to the Shares, but does not purport to be complete. It is qualified in its entirety by reference to the Articles of Association and German law in effect on the date of this Annual Report.

Organization and Register

     Our company is a stock corporation organized in the Federal Republic of Germany under the Stock Corporation Act (“Aktiengesetz”). IXOS SOFTWARE AG is registered in the Commercial Register (“Handelsregister”) maintained by the local court in Munich, Germany, under the entry number “HRB 116846”. The official notices of our company are published in the German Federal Gazette (Bundesanzeiger).

Corporate Governance

     In February 2002 the Corporate Governance Commission of the Federal German Government presented the German Corporate Governance Code containing consistent and uniform standards of corporate governance for German Stock Corporations whose shares are traded on a stock exchange. Under the Stock Corporation Act as amended by the German Transparency and Disclosure Act, such corporations are obliged annually to disclose their compliance with the recommendations of the German Corporate Governance Code and to give details of any deviations from these recommendations (“comply or explain”). On August 13, 2002, the Executive Board and the Supervisory Board of our company have signed the following declaration of compliance:

     “The Executive Board and the Supervisory Board of IXOS Software AG hereby declare that the company currently complies with the recommendations on conduct with regard to company management and supervision laid down by the Code Commission of the German Federal Government, and will continue to comply with these recommendations in future.”

     Furthermore, on November 13, 2002, our company together with nine other companies listed on the Frankfurt Stock Exchange published a joint Corporate Governance Declaration, which ensures voluntary compliance and observance of high national and international standards of good corporate management and control.

Share Capital and Share Capital Increases and Decreases

     The subscribed and outstanding share capital (Grundkapital) of our company is EUR 19,724,659 (as of June 30, 2002) and is divided into 19,724,659 bearer ordinary Shares of no par value (Stückaktien). These Shares have a calculated value (rechnerischer Wert) of EUR 1.0 each. On September 27, 2002 there was a capital increase of 1.8 million shares from our company’s authorized capital and the subscribed and outstanding capital increased by EUR 1,800,000 to EUR 21,524,659.

     Under the Articles of Association, the share capital may be increased by a resolution passed by a simple majority of the share capital represented at the passing of the resolution. If the preemptive rights of the existing shareholders are excluded, the resolution requires a 75% majority of the share capital represented at the Annual General Meeting.

     Alternatively, the shareholders may empower, by a resolution approved by a three quarter capital majority, the Executive Board to issue with the approval of the Supervisory Board, within a period not exceeding five years, Shares in a specified aggregate nominal amount, thus creating authorized capital (genehmigtes Kapital). Finally, the shareholders may create, by a resolution requiring the same majority, conditional capital (bedingtes Kapital) in particular for the purposes of issuing Shares to optionees.

     The nominal amount of the authorized capital may not exceed 50% of share capital outstanding at the time the resolution to create such capital is registered in the commercial register. The nominal amount of the conditional capital may not exceed 10% of the share capital outstanding at the time the resolution to create such share capital is adopted.

     Any decreases in our share capital require the approval of a majority of the shareholders holding at least 75% of our outstanding share capital represented at the Annual General Meeting.

     By agreement dated August 20, 1996, our share capital was increased by DM 133,000 to DM 1,200,000. One share, in the nominal amount of DM 120,000, was subscribed for by Intel Corporation. Another share, in the nominal amount of 13,000, was subscribed for by SAP. As a result of this transaction, Intel Corporation and SAP each held approximately ten percent of the then outstanding share capital of IXOS. The aggregate premium in the amount of DM 12,990,908 paid for the Shares was credited to our capital reserves.

     By resolution dated April 15, 1997, effective June 17, 1997, we changed our corporate structure from a limited liability company (Gesellschaft mit beschränkter Haftung) to a stock corporation (Aktiengesellschaft). Our share capital immediately following the transformation amounted to DM 1,200,000, divided into 24,000 registered Shares with a par value of DM 50 each. The Annual General Meeting held on April 15, 1997 resolved to implement a share split at a ratio of 1:10 for each outstanding Share of IXOS. As a result, our share capital of DM 1,200,000 was divided into 240,000 Shares with a nominal value of DM 5 each.

     At the first Extraordinary General Meeting held on October 31, 1997, our shareholders resolved to increase our share capital by DM 14,400,000 to DM 15,600,000, by reducing parts of our capital reserves in the course of a 13-for-1 share split. In connection therewith, 2,880,000 DM 5 par value Shares were subscribed for by and issued to the existing shareholders in proportion to their previous shareholdings. Subsequently, the shareholders resolved to increase the share capital by DM 319,985 to DM 15,919,985 by issuing 63,997 new Shares of DM 5 par value. The preemption rights of the existing shareholders regarding these new Shares were excluded in favor of the shareholders of IXOS SOFTWARE, Inc. Ms. Loreli Ann Trippel and Mr. Hans Strack-Zimmermann subscribed for 32,165 and 14,962, respectively, of the new Shares against contributions of 1,000,000 and 465,146 Shares of IXOS SOFTWARE, Inc., respectively. Certain employees of IXOS SOFTWARE, Inc. subscribed for the remaining 16,870 Shares against contribution of their 523,854 Shares in IXOS SOFTWARE, Inc. The capital increase was recorded in the commercial register in Munich on March 2, 1998. As a result of this share exchange, IXOS SOFTWARE Inc. became a 100% subsidiary of IXOS SOFTWARE AG. In order to implement our Equity Incentive Plans, the shareholders further resolved to create conditional capital in the amount of DM 1,580,015 to cover Options for the acquisition of up to 316,003 Shares of DM 5 par value (“Conditional Capital I”). The exercise price for any Option granted was to be fixed according to the market value of the Shares at the time the Option is granted, but no event may be less than DM 35.

     In a second Extraordinary General Meeting held on October 31, 1997, the shareholders resolved to create authorized capital in the same amount as Conditional Capital I, but effective only if Conditional Capital I could not be implemented. Conditional Capital was registered in the commercial register in Munich on December 29, 1997, so the condition precedent to the creation of this authorized capital did not materialize.

     At the Annual General Meeting held on July 21, 1998, the following resolutions were duly adopted:

(1)	The registered Shares were converted into bearer Shares and corresponding amendments to the Articles of Association were approved;

(2)	The DM 5 par value Shares were converted into Shares of no par value (Stückaktien) and corresponding amendments to the Articles of Association were approved;

(3)	The Executive Board was authorized to increase the share capital of IXOS, then DM 15,919,985, by up to DM 2,500,000 to a total amount of up to DM 18,419,985, in exchange for cash contributions, excluding statutory subscription rights, through the issuance of up to 500,000 new Shares. This authorization to increase the share capital would have been automatically revoked unless at least 350,000 new Shares would have been subscribed for by December 31, 1998;

(4)	The Shareholders resolved to increase the share capital of IXOS by up to an additional amount of DM 261,980 through the issuance of up to 52,396 Shares in connection with the exercise of Options under our Equity Incentive Plans (“Conditional Capital II”). Such Shares may not be issued in exchange for payment of less than DM 72.71 per share;

(5)	The Executive Board was authorized, from time to time until July 21, 2003, with the approval of the Supervisory Board, to increase the share capital of IXOS by a total amount of up to DM 1,800,000 through the issuance of Shares in exchange for cash contributions (“Authorized Capital I”);

(6)	The Executive Board was authorized, from time to time until March 31, 1999, with the approval of the Supervisory Board, to increase the share capital of IXOS by a total amount of up to DM 650,000 through the issuance of Shares in exchange for cash contributions, to the extent that this is necessary to cover over-allotments in placing the Shares in connection with our initial public offering (“Authorized Capital II”);

(7)	The Executive Board was authorized, from time to time until March 31, 1999, with the approval of the Supervisory Board, to increase the share capital of IXOS by a total amount of up to DM 1,850,000 through the issuance of Shares in exchange for contributions in cash, to the extent that this is necessary in order to make available a sufficient number of Shares for the initial public offering of the Shares on one or more stock exchanges (“Authorized Capital III”);

(8)	The Executive Board was authorized, from time to time until July 31, 2003, with the approval of the Supervisory Board, to increase the share capital of IXOS by a total amount of up to DM 3,000,000 through the issuance of Shares in exchange for contributions in cash or in kind (“Authorized Capital IV”);

(9)	Our share capital was converted into the euro during calendar 1999, and corresponding changes to the Articles of Association were approved; and

(10)	We were authorized to purchase our own Shares in an amount equal to no more than ten percent of our share capital.

     At our Annual General Meeting held on November 25, 1999, our shareholders approved a five-for-one stock split of our Bearer Ordinary Shares. The split was effected on December 22, 1999 following the entry of the necessary amendment into the Commercial Register in Munich. Following such stock split, each ADS represents one Bearer Ordinary Share. The Depositary Agreement entered into between us and the Depositary on October 12, 1998 was amended to reflect the stock split.

     Furthermore, the shareholders resolved to convert the share capital from Deutsche Mark to euros and to increase the share capital out of reserves up to the amount of EUR 19,259,285 with the Shares having a calculated value of EUR 1 each.

     Our shareholders also resolved on a conditional capital increase in the amount of up to EUR 298,233 (Conditional Capital III) to secure option rights granted under the stock option plan.

     As a consequence of the capital increase out of reserves the Conditional Capital I was increased up to EUR 1,365,715 and the Conditional Capital II was increased up to EUR 261,980.

     Our shareholders furthermore resolved to authorize the Executive Board, with the approval of the Supervisory Board, to increase the Authorized Capital I by a maximum of EUR 1,800,000 by November 25, 2004, by issuing new Shares against cash contributions.

     Furthermore, our shareholders resolved to authorize our Executive Board, subject to the consent of the Supervisory Board, to increase the share capital on one or more occasions no later than November 25, 2004, by no more than EUR 3,000,000 in total by issuing new Shares in return for contributions in cash or in kind.

     At the Annual General Meeting held on November 14, 2000, the shareholders resolved to authorize our company to purchase our own Shares up to an amount of EUR 1,925,928, representing 10% of our share capital, until March 14, 2002.

     Our shareholders also resolved to create a further conditional capital of up to EUR 461,254 (Conditional Capital IV) to secure option rights granted under the stock option plan. Due to statutory German stock corporation law this resolution has not been registered in the Commercial Register.

     At the Annual General Meeting on November 27, 2001, only 42.97% of IXOS SOFTWARE AG’s share capital was represented. Since the Articles of Association required over 50% of the share capital to constitute a quorum, the Annual General Meeting was not qualified to decide by vote.

     The company therefore convened a second Annual General Meeting on March 6, 2002 at which different changes to the Articles of Association were passed. The rule whereby the Annual General Meeting can only pass a resolution if more than half of the share capital is represented has been annulled without replacement. Furthermore a resolution about the company’s authorization to purchase its own shares was passed. By dissolving the authorization granted on November 14, 2000, the company was authorized to purchase company shares up to the maximum amount of EUR 1,972,465 until May 26, 2003. The authorization may be exercised in part or full. A resolution to authorize the issuance of 650,000 additional stock options was passed. The shareholders furthermore resolved to increase our company’s conditional share capital by an additional amount of EUR 500,000 (Conditional Capital IV) through the issuance of up to 500,000 Shares to secure the option rights.

     In August 2002 IXOS gained General Atlantic Partners as a strategic investor. General Atlantic Partners has acquired 1.8 million shares from both the Strack-Zimmermann and the Färber founding families. As per September 27, 2002 they acquired a further 1.8 million shares via a capital increase from the company’s existing authorized capital. The number of outstanding shares increased to 21,524,659 shares.

     At the Annual General Meeting held on November 19, 2002, the shareholders authorized our company, by dissolving the authorization dated March 6, 2002, to purchase its own shares in the amount of up to EUR 2,152,465 until May 18, 2004. The shareholders also resolved to authorize the Executive Board, from time to time until November 27, 2007, with the approval of the Supervisory Board, to increase the share capital of our company by a total amount of up to EUR 7,762,329 through the issuance of Shares in exchange for contribution in cash or in kind (Authorized Capital V).

Shares

     Our Shares are freely transferable. Ownership of the Shares will pass upon agreement of their transfer.

Notification Requirements

     Under the Securities Trading Act (“Wertpapierhandelsgesetz”, “WpHG”) as amended, anyone owning Shares in a German stock corporation whose shares are admitted to trading on an “organized market” and thus including our company, is required to notify such corporation and the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) in writing without delay if the aggregate number of shares held by it exceeds or falls below a threshold of 5%, 10%, 25%, 50% or 75% of the corporation’s share capital and to disclose director’s dealings and holdings. Once notified by the shareholder, the corporation is required to publish such notification.

     For the purpose of this notice requirement, shares owned by a shareholder include shares owned by an enterprise the shareholder controls (directly or indirectly), as well as shares held by a person on behalf of any of such entities. The notification obligation relates to any shareholder worldwide and also covers acquisitions by the stock corporation of its own shares in excess of the relevant thresholds. In case a shareholder fails to give such notice, and for so long as such failure continues, such shareholder may not exercise any rights attached to his shares and is not entitled to receive dividends on such shares.

       Effective as of July 1, 2002, under the Securities Trading Act, the members of the Executive and Supervisory Boards of a stock corporation whose shares are listed on a German stock exchange such as our company, as well as their spouses, domestic partners or immediate family, must notify the corporation and the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) without undue delay of any acquisition or disposal of any shares of the corporation and derivatives transactions linked to the share price of the corporation. The corporation must then publicly disclose the information. The new rules, however, do not apply to the acquisitions of shares of the corporation as part of the board members’ compensation package, In addition, no reporting obligation exists if the aggregate value of otherwise reportable transactions of an Executive or Supervisory Board member does not exceed EUR 25,000 over a period of 30 days.

General Meetings

       At the IXOS Annual General Meeting, our shareholders determine the allocation and distribution of profit, approve or disapprove the actions of the members of the Executive Board and the Supervisory Board and appoint our auditors. The meeting has to take place within the first eight months of the fiscal year (which for IXOS runs from July 1 to June 30 of the following year) and is called by the Executive Board. The chairman of the Supervisory Board fills the position of chairman at the Annual General Meeting. Shareholders also elect the members of the Supervisory Board. Shareholders’ approval is required for important corporate measures, such as capital increases and decreases, approval of stock option plans, issuance of bonds convertible into Shares, bonds with warrants to purchase Shares, profit participating bonds and profit participating rights, amendments to the Articles of Association, mergers and similar transactions and the dissolution of IXOS. Extraordinary Meetings may be called by the Executive Board or the Supervisory Board or by shareholders holding, individually or collectively, at least five percent of the nominal value of share capital. Shareholders holding in the aggregate at least five percent of IXOS’ share capital or Shares in an aggregate nominal amount of at least EUR 500,000 may require that modified or additional resolutions be proposed at the Annual General Meeting and that such resolutions be published prior to the meeting. Notice of Annual General Meetings must be published in the German Federal Gazette (Bundesanzeiger) at least one month prior to the last day on which Shares must be deposited as set forth below. The notice consists of the publication of the time and place of the meeting, the agenda and the conditions for participation of shareholders.

       The right to attend and vote at a Annual General Meeting is only accorded to those shareholders who deposit their Shares (or certificates of deposit of a bank serving as a depositary for such securities) at least four working days, excluding Saturdays, prior to the meeting and through the end of the meeting, with IXOS, a German notary, a bank serving as a depositary for such securities (Wertpapiersammelbank) or at any other place of deposit specified in the notice of the meeting. Shares are also deemed to have been deposited if, with the consent of one of the aforementioned depositees, they are held for such depositee in a bank account and are blocked until the end of the Annual General Meeting. In order to exercise the right to attend and vote at the meeting, shareholders must provide IXOS at the meeting with appropriate documentation which evidences the deposit of their Shares as described above. Following such deposit of Shares or the blocking of the account in which they are held, a holder of Shares may still sell or otherwise dispose of his Shares; provided, however, that any voting instructions such shareholder may have given with respect to such Shares will be invalidated.

Voting Rights

       Each Share entitles the holder thereof to one vote. Generally the holders of Shares are entitled to vote at Annual General Meetings in accordance with the number of their Shares, and a simple majority of votes cast is sufficient to approve a measure unless a higher majority is required by German law or by the Articles of Association. A parity of votes constitutes the rejection of a proposal. In particular, the Stock Corporation Act requires that certain significant resolutions be passed by a majority of at least three-quarters of the nominal share capital present or represented at the meeting at which the vote is taken. Among these resolutions are share capital increases that exclude shareholders’ preemptive rights, the creation of authorized or conditional capital, changes to the Article of Association modifying the company’s corporate object, any decrease of capital, mergers and similar transactions and the dissolution of IXOS. The Articles of Association had required that a quorum of more than one half of the company’s outstanding share capital be represented in order to pass a shareholders’ resolution. This provision has been annulled by a shareholders’ resolution taken at the Annual General Meeting of March 6, 2002.

Preemptive Rights

     Under the Stock Corporation Act, a shareholder in a stock corporation has a preemptive right to subscribe for Shares, debt instruments convertible into Shares (or involving a profit participation) and participation rights issued by the corporation in proportion to the Shares held by such shareholder in the existing capital of such corporation. Under the Stock Corporation Act, this preferential right can be denied or limited only through a shareholders’ resolution approved by a majority of three-quarters of the share capital represented at a Annual General Meeting (in person or by proxy). Even with a three-quarters majority, the exclusion or limitation of preemption rights is permissible only under limited circumstances, for instance where (a) the capital increase involves a contribution in cash (Barkapitalerhöhung), (b) the capital increase does not exceed ten percent of the corporation’s share capital (Grundkapital) and (c) the issue price does not fall significantly below the price of the corporation’s Shares on a stock exchange on which its Shares are listed. Preemption rights may be transferred. Exercisable preemption rights attaching to the Shares would generally be traded on the Frankfurt Stock Exchange for a limited number of days.

     Due to the restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations, there can be no assurance that any offer of new Shares to existing shareholders on the basis of their preemptive rights will be opened to U.S. holders of ADSs or Shares.

Liquidation

     Apart from liquidation as a result of bankruptcy proceedings, IXOS may be liquidated only with a majority of 80% of the votes cast and 75% of the share capital present or represented at a Annual General Meeting at which the vote is taken. In accordance with the Stock Corporation Act, upon the liquidation of IXOS, any liquidation proceeds remaining after paying off all its liabilities would be distributed among the holders of Shares in proportion to the total number of the Shares held by each shareholder.

Purchase by the Company of its Own Shares

     Under the Stock Corporation Act, we may not purchase our own Shares, subject to certain limited exceptions provided in this Act. Generally, the number of such shares purchased by a German corporation (when aggregated) may not exceed ten percent (10%) of its share capital. At the General Meeting held on November 14, 2000, we were authorized, until March 14, 2002, to purchase our own Shares up to a maximum of 10% of our share capital. In early September 2001 we purchased 40,000 Shares of our company to secure sufficient supply of Shares to convert employee stock options into Shares. We have implemented this service to avoid delays in transfer of the Shares to the respective employee’s securities account, effective July 31, 2001.

     At the Annual General Meeting on March 6, 2002, our company was authorized, by dissolving the authorization granted on November 14, 2000, to purchase IXOS Shares up to the maximum amount of EUR 1,972,465 until May 26, 2003. At the Annual General Meeting on November 19, 2002, a new resolution about the company’s authorization to purchase its own shares was adopted. By dissolving the authorization granted on March 6, 2002, the company is authorized to purchase company shares up to the maximum amount of EUR 2,152,465 until May 18, 2004. The authorization may be exercised in part or full. We have not exercised these authorizations and have not purchased any of our own shares.

Amendment of Articles of Association

     Resolutions seeking to amend the Articles of Association may be proposed either jointly by the Supervisory Board and the Executive Board or by the shareholders holding in the aggregate at least five percent of IXOS’ share capital or Shares in the aggregate nominal amount of at least EUR 500,000. Resolutions on the amendment of the Articles of Association must be passed by a simple majority of the nominal share capital present or represented at the meeting at which the vote is taken, unless mandatory stock corporation law or the Articles of Association provide otherwise (see above). In particular resolutions to change our business purpose must be passed by a majority of at least three-quarters of the nominal share capital present or represented.

Objectives of the Company

     The objectives of our company set forth in Section 2 of our articles of association involve direct or indirect activity in the area of development, sales and marketing of computer software of any kind as well as the provision of related services and software training for customers.

     Additionally, our company is authorized to establish or acquire enterprises with similar objectives and to acquire a stake in such enterprises. Our company may establish branch offices in Germany and other countries.

Exchange Controls

     At present, Germany does not restrict the movement of capital between Germany and other countries other than for investments in Iran and Serbia and with institutions of the Taliban party in Afghanistan. Restrictions relating to these countries were established in accordance with resolutions adopted by the United States and the European Union.

     For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds EUR 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Central Bank any claims of a resident corporation or individual exceeding an aggregate EUR 5 million (or the equivalent in a foreign currency) at the end of any calendar month.

     Neither German law nor our Articles of Association restricts the right of non-resident or foreign owners of the Shares to hold or vote the Shares.

Taxation

Taxation in the Federal Republic of Germany

     This section “Taxation” contains a brief summary of some key German taxation principles, which are or may become of material relevance in relation to the Shares. It does not present a conclusive or complete description of all tax aspects, which may be relevant for shareholders. The summary is mainly based on the tax provisions, in force at the time this Prospectus was prepared, on typical double taxation treaties currently in force between the Federal Republic of Germany and other countries. Tax regulations in both of these areas may be subject to change at short notice. For example, on November 18, 2002, the Federal Finance Ministry issued a cabinet draft of a law to reduce tax privileges and exemption provision, which has been subject to a cabinet decision on November 20, 2002. Where appropriate, the summary contains references to this new law and describes the changes due to this new law. As a final decision regarding the above mentioned new law cannot be expected before March 2003, prospective investors should therefore consult their tax advisor regarding the tax consequences of any purchase, ownership or disposal or cost-free transfer of Shares and regarding the procedure to be complied with in relation to a possible refund of German withholding tax (capital gains tax). Only a tax advisor is in a position to adequately assess the particular tax situation of the individual shareholder.

Taxation of the Company

     Since January 1, 2001, corporations having their registered office or place of management in Germany have, in principle, been subject to corporation tax (Körperschaftsteuer) at a rate of 25%. This tax rate is applicable, irrespective of whether profits are distributed or not. Due to the disastrous floods this year, the rate for corporation tax will be increased temporarily by 1.5% to 26.5% for 2003. Certain foreign earnings are exempt from corporation tax. As of the year 2002, dividends received and profits earned by the corporation from the sale of interests in corporations will, in principle, be exempt from corporation tax and trade tax (Gewerbesteuer). A solidarity surcharge of 5.5% is levied on the corporation tax liability, i.e. profits are taxable with corporation tax and solidarity surcharge amounting to a total of 26.375% (27.9575% for 2003). In case of companies with deviating business years

(business year does not correspond to calendar year), the application of the new corporation tax regulation (corporation tax rate 25%, tax exemption for dividends and capital gains) is delayed correspondingly. The business year of the company ends on June 30. Hence, as of the business year 2001/2002 the company is subject to the new corporation tax regulations. The tax rate of 26.5% will be applicable for the business year 2002/2003.

       In addition to this, German corporations are subject to a profit-related trade tax, the exact rate of which, inter alia, depends on the communities in which the corporation has its permanent establishment(s). When assessing the corporation tax liability, the trade tax liability is deductible as an operating expense.

       To the extent that the corporation’s corporation tax classification imputation (Gliederungsrechnung) as of December 31, 2000, still shows any parts of earnings after taking into account ordinary profit distributions for previous years, which were subject to corporation tax at a rate of 45% or 40%, respectively, in the previous financial years, said parts will be carried forward in the form of a corporation tax credit. This corresponds to 1/6 of the final balance of the part of the earnings taxed at a rate of 40%.

       In the case of dividend payments to be distributed in the years from 2002 to 2016, for which said parts of earnings are considered as utilized, the corporation’s corporate tax liability as well as the corporation tax credit are, according to the corporate tax law as it now stands, reduced by 1/6 of the dividend, for as long until the existing corporation tax credit is utilized. Corporation tax credits not realized by 2016 become forfeited. According to the cabinet draft of a law to reduce tax privileges and exemption provisions the tax credit will only be reduced by 1/7 of the ordinary profit distribution. Besides, the reduction may not exceed half of the corporate income tax initially assessed for the assessment period. The new regulation shall come into force for ordinary profit distributions which are resolved after November 20, 2002.

       If certain tax-exempt earnings are distributed in the years from 2002 to 2016, which were realized prior to 2001, the corporation subsequently becomes liable to pay taxes thereon. For IXOS AG the interim arrangement period is July 1, 2002 to June 30, 2017.

Taxation of Dividends

       Dividends From Profits Realized Since the Business Year of 2001/2002

       In the case of shareholders who are natural persons, only half the dividends are subject to income tax (so-called principle of half income taxation (Halbeinkünfteverfahren)). Accordingly, only half of the income-related expenses in connection with the interest held are deductible. Dividends qualifying as capital repayments for tax purposes are fully tax-exempt.

       However, dividend payments to natural persons having their place of residence or ordinary place of abode in Germany and holding their Shares as individual assets, are tax-exempt, to the extent that one half dividend together with other income from capital assets after deduction of one half of the actual income-related expenses or the blanket deduction for income-related expenses in the amount of DM 100 (EUR 51 since January 1, 2002) (or DM 200 (EUR 102 since January 1, 2002) for spouses with joint assessment) does not exceed the savings allowance in the amount of DM 3,000 (EUR 1,550 since January 1, 2002) (or DM 6,000 (EUR 3,100 since January 1, 2002) for spouses with joint assessment). A solidarity surcharge amounting to 5.5% is levied on the shareholders’ assessed income tax.

       If the shareholder is a corporation with unlimited tax liability, its dividends are tax-exempt, but 5% of the tax-exempt dividends are deemed to be non-deductible business expenses. Dividends from shares being less than 10% of the nominal capital or capital stock of a corporation are no longer trade tax exempted. If the shareholder is a financial institution (Kreditinstitut) or a financial services institution (Finanzdienstleistungsinstitut) within the meaning of Section 1 (12) of the German Banking Act (Gesetz über das Kreditwesen; “KWG”) and if the Shares are attributable to the account book, dividends are fully subject to corporation tax. The same applies if the Shares have been purchased by a financial institution within the meaning of the KWG with the aim of realizing a profit from own account dealings within a short time. The same applies to financial institutions, financial services institutions and financial enterprises (Finanzunternehmen) having their registered office in any member state of the European Union or in any other state which is a party to the EEA Agreement.

       German corporations are to deduct withholding tax (capital gains tax) from dividend distributions on behalf of their shareholders amounting to 20% plus solidarity surcharge, i.e. a total of 21.1% of the dividend, irrespective of whether or not the dividend is entirely or partly tax-exempt for the shareholder. The withholding tax is offset in the shareholder’s tax assessment or refunded.

       Shareholders resident in Germany who have submitted a non-assessment note from their competent local tax office to their deposit bank are paid the dividend without deduction of capital gains tax and solidarity surcharge. The same applies if the shareholder has submitted to its bank an application for exemption, to the extent that the exemption amount stated therein is not yet utilized by other capital income. The deposit bank may also pay out dividends without deducting withholding tax and solidarity surcharge to tax-exempt corporations upon submission of an application for exemption.

       In the case of natural persons and corporations not resident in the Federal Republic of Germany it must be distinguished whether or not an assessment is made. If an assessment is made, the method of half income taxation applies for natural persons. If no assessment is made, the taxation is, in principle, applied by way of deducting capital gains tax.

       If a natural person holds Shares as business assets of a commercial permanent establishment in Germany and if the shareholder’s interest does not exceed 10% of the company’s nominal capital at the beginning of the calendar year in which the dividend is paid out, one half of the dividends is also subject to trade tax. This applies irrespective of whether or not the shareholder has his residence in Germany.

       For dividends paid to shareholders not holding their Shares as assets of a permanent establishment in Germany who are resident in a country having entered into a double taxation treaty with Germany, withholding tax is reduced to 15% under most German double taxation treaties. The withholding tax reduction is applied in such a way that the difference between the total amount withheld, including the solidarity surcharge, and the actual withholding tax liability under the relevant double taxation treaty is refunded on application to the German tax authorities (Bundesamt für Finanzen, Friedhofstraße 1, 53221 Bonn). Application forms for a refund may be obtained from the German tax authorities or at German embassies or consulates in numerous countries. Most double taxation treaties provide for a further reduction of taxes on dividends paid to corporations not resident in Germany holding at least 25% — in individual cases at least 10% — of the (in the case of some agreements: voting) shares in the company distributing the dividends. Dividends paid to a parent company resident within the European Union within the meaning of Council Directive no. 90/435/EEC of July 23, 1990 (so-called Parent-Subsidiary Directive) are, eventually, not subject to withholding tax. In these cases, upon application and in the event that further requirements are met, the lower withholding tax rate or no taxation at all may be applied already at the time when dividends are distributed.

Interim Arrangement for the Distribution of Profits Realized Prior to the Business Year 2001/2002

       Any profits realized until December 31, 2000 and distributed in 2001 are still taxed according to the so-called corporate tax imputation procedure. Due to the fact that the business year of the company ends on June 30, the interim arrangement regulation principally only applies for dividend distributions prior to June 30, 2002.

       Accordingly, dividends paid to shareholders resident in Germany are, in principle, fully subject to income or corporation tax plus solidarity surcharge after deduction of expenses. An exemption to this may be applicable to dividend payments tax-wise treated as capital repayments. The general tax rate applies which is levied on the dividend receipts. However, dividend income of natural persons holding their Shares as individual assets are usually tax-exempt, to the extent that the savings allowance specified above is not yet utilized. Income-related expenses are fully deductible from the income.

       In the case of shareholders not resident in Germany holding Shares as assets of a permanent establishment (including a permanent representative) in Germany, dividends are, in principle, fully taxable as part of the profits realized by the operating unit or permanent establishment. If the shareholder is a natural person, the income tax is assessed according to the rate applicable to domestic residents, however, at least 25%. Earnings on Shares belonging to the assets of an operating unit which is operated by a foreign legal person in Germany are subject to German corporation tax at a rate of 40% in the year 2001. Also in this case, a solidarity surcharge is levied in the amount of 5.5% of the assessed income or corporation tax, respectively.

       In the case of shareholders resident or not resident in Germany holding their Shares as assets of an operating unit or permanent establishment in Germany, dividends are fully subject to income or corporation tax, respectively, and trade tax, to the extent that the interest does not exceed 10% of the company’s nominal capital at the beginning of the financial year. In the case of dividends paid in 2001 from profits realized prior to 2001, 3/7 of the dividend (cash dividend) may be offset against the individual income tax or corporation tax liability, respectively (so-called corporation tax imputation procedure) for the last time. The imputation credit equally increases the taxable income. The assessment basis for the solidarity surcharge levied on the respective income or corporation tax liability is assessed without allowing for the imputation credit, under the provision that a corresponding tax receipt is submitted. No imputation credit applies in the case that distributed profits were tax-exempt with regard to the company, for example due to a double taxation treaty, or are tax-wise considered as capital repayments. Shareholders not resident in Germany can neither offset nor have refunded the corporation tax imputation credit in Germany, unless they hold their Shares as business assets of an operating unit or permanent establishment in Germany.

       Further special provisions apply to dividends paid in the years from 2002 to 2016. To the extent that the corporation distributes profits which were realized in the financial years starting prior to December 31, 1998, and is therefore entitled to a reduction or refund of corporation tax (see “Taxation of the company”), the corporation tax is increased by the tax amount the company was refunded, to the extent that the dividends were received by a corporation. If, in this case, the receiving shareholder itself distributes dividends in the above-mentioned period, it always receives a corresponding refund.

       In the year 2001, the withholding tax for distributed profits realized prior to 2001 amounts to 25% plus 5.5% solidarity surcharge (actual liability 26.375%). If an application for exemption or a non-assessment note has been submitted to the bank paying the dividend, no withholding tax is levied. In the case of natural persons, the corporation tax imputation credit is also allowable in these cases. To the extent that withholding tax is levied, it is deductible in the tax assessment or refunded to shareholders not resident in Germany according to the provisions of the applicable double taxation treaty.

       The application of the new corporation tax regulation for the corporation will also have consequences on the tax regulations of dividends on the shareholder’s level. A deviating business year of the company delays the application of the new corporation tax regulation on the company’s level and therefore also delays tax regulation for dividends on the shareholder’s level. For the business year of IXOS Software AG ends on June 30, the interim arrangement applies for company dividends distributed up until June 30, 2002 for prior business years.

Taxation of Capital Gains

       Disposals prior to June 30, 2002

       Profits from the disposal of Shares held by shareholders resident in Germany as private assets are only taxable if the disposal takes place within one year of acquisition or — following the expiry of this period — if the shareholder directly or indirectly held an interest in the company exceeding 10% at any time during the five years preceding the disposal (material interest). If the shareholder has acquired the Shares free of charge, the term of shareholding and the participation quota of the previous owner are also taken into account. In these cases, capital gains are fully subject to income tax plus 5.5% solidarity charge.

       Profits from the disposal of Shares held by a shareholder resident in Germany as business assets, or held by a shareholder not resident in Germany as assets of an operating unit or permanent establishment in Germany are subject to personal income tax or corporation tax, respectively, and trade tax.

       A shareholder not resident in Germany not holding the Shares as assets of an operating unit or permanent establishment in Germany is liable to pay German capital gains tax only if it directly or indirectly held an interest in the company exceeding 10% at any time during the five years preceding the disposal. Most double taxation treaties even provide for complete tax exemption from German taxation in these cases.

       Natural persons holding Shares as private assets can only deduct losses from the disposal of these Shares and this only to a limited extent if the Shares were sold within one year after their purchase. Special provisions apply to a participation in the company’s nominal capital exceeding 10%. If the Shares are held as domestic business assets or by a corporation resident in Germany, losses from the disposal of Shares are, in principle, deductible without any limitations.

     The application of the new corporation tax regulation for the corporation will also have consequences on the tax regulations of capital gain. A deviating business year of the company delays the application of the new corporation tax regulation on the company’s level and therefore also delays taxation of capital gain of the shareholder’s level. For the business year of IXOS Software AG ends on June 30, the so far taxation of capital gain applies for purchases prior to June 30, 2001.

     Disposals as of July 1, 2002

     Material changes will apply from 2002 on with respect to the taxation of gains from the disposal of a company’s Shares, whose financial year corresponds to the calendar year. For companies with a deviating financial year, the application date of the reform is deferred correspondingly, for IXOS AG it would be July 1, 2002.

     As hitherto, profits from the disposal of Shares held by shareholders resident in Germany as private assets are only taxable if the disposal takes place within one year of acquisition. According to the cabinet draft of a law to reduce tax privileges and exemption provisions the period of one year of acquisition is to be deleted, meaning that gains from private sales transactions will be universally liable for tax. This new regulation would come into force for all sales of securities for which the sales contract has been concluded after the new law has been decided upon (which will be in February 2003).

     In the case of natural persons only half the capital gains are subject to income tax. The interest of 10% for material interests has been reduced to 1%. When determining the interest, also interests are taken into account which already existed prior to the change of legislation. Capital gains of shareholders subject to corporation tax are, in principle, tax-exempt. In certain cases, a retention period of seven years must be observed

     The deductibility of losses from the disposal of Shares is, in principle, regulated by analogy to the taxability of capital gains, however, subject to additional limitations.

     If the shareholder is a financial institution or a financial services institution within the meaning of Section 1 (12) KWG and if the Shares are attributable to the account book, capital gains are fully subject to taxation. The same applies if the interests sold have been purchased by a financial institution within the meaning of the KWG with the aim of realizing a profit from own account dealings within a short time. The same applies to financial institutions, financial services institutions and financial enterprises having their registered office in any member state of the European Union or in any other state which is a party to the EEA Agreement.

     If the shareholder is a natural person not resident in Germany, capital gains are only then subject to income tax in Germany if the Shares exceed 1% of the nominal capital or are part of the business assets of an operating unit or permanent establishment in Germany. In the first case, most double taxation treaties concluded by the Federal Republic of Germany exclude a taxation in Germany.

Property Tax

     For assessment periods starting on or after January 1, 1997, property tax (Vermögensteuer) is currently not levied in the Federal Republic of Germany.

Inheritance and Gift Tax

     The transfer of Shares to another person by way of a gift or on account of death is only subject to German inheritance or gift tax (Erbschaft- bzw. Schenkungsteuer) if

(a)	the testator (donor) or the heir (donee or other acquirer) was a “resident” (Inländer) as defined by Section 2 of the German Inheritance and Gift Tax Act (Erbschaftsteuer- und Schenkungssteuergesetz; “ErbStG”) at the time of the transfer of assets, or

(b)	other than in the case described in a) above, the Shares in the testator or donor were operating assets for which an operating unit was maintained in Germany or a permanent representative was appointed, or

(c)	the testator or donor either alone or in conjunction with other persons closely associated with him or her directly or indirectly held at least 10% of the nominal or ordinary share capital of the German corporation, or

(d)	the testator or donor with German nationality, after leaving Germany, meets the conditions of Section 4 of the German Foreign Tax Act (Außensteuergesetz; “AstG”).

     The few German double inheritance taxation treaties currently in force (e.g. with the United States) generally provide that German inheritance or gift tax can only be levied in cases a) and b). In case c), it depends on the provisions of the respective double inheritance taxation treaty whether inheritance or gift tax is levied.

Other Taxes

     No German capital transaction tax (Kapitalverkehrsteuer), turnover tax (Umsatzsteuer), stamp duty (Stempelsteuer) or any similar tax or duty is levied on the purchase, sale or other disposal of Shares.

Taxation of U.S. Holders

General

     The following is a summary of certain material United States and German tax considerations relating to the purchase, ownership and disposition of Shares or ADSs by U.S. Holders. The discussion is based on tax laws of the United States and Germany as in effect on the date hereof, including the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain Other Taxes (the “Income Tax Treaty”), and the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation with Respect to Taxes on Estates, Inheritances, and Gifts (the “Estate Tax Treaty”), and such laws are subject to change, possibly with retroactive effect. In general, a “U.S. Holder” is any beneficial owner of Shares or ADSs that:

•     is a resident or individual citizen of the United States;

•     is not also a resident of the Federal Republic of Germany for the purposes of the Income Tax Treaty;

•     is a corporation, or other entity treated as a corporation for U.S. tax purposes, created or organized under the laws of the United States, or any state thereof or the District of Columbia;

•     is an estate, the income of which is subject to U.S. federal income taxation regardless of its source;

•     is a trust, if (x) a court within the United States is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust;

•     does not hold Shares as part of the business property of a permanent establishment located in Germany or as part of a fixed base of an individual located in Germany and used for the performance of independent personal services; and

•     is a holder who is entitled to benefits under the Income Tax Treaty with respect to income and gain derived in connection with the Shares or ADSs.

     If a partnership holds Shares or ADSs, the consequences to a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding Shares or ADSs should consult its tax advisor.

       The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of Shares or ADSs. In particular, this summary deals only with U.S. Holders that will hold the Shares or ADSs as capital assets and does not consider any specific facts or circumstances that may apply to a particular U.S. Holder; some U.S. Holders (for example, tax-exempt entities, certain insurance companies, traders in securities that elect to mark to market, investors that actually or constructively own ten percent or more of the voting Shares of the company, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules. This summary does not address United States federal taxes other than income tax and German taxes other than income tax, gift and inheritance taxes and capital tax. Shareholders are urged to consult their tax advisors regarding the United States federal, state, local, German and other tax consequences of purchasing, owning and disposing of Shares or ADSs. In particular, shareholders are urged to consult their tax advisors to confirm their status as U.S. Holders and the consequences to them if they do not so qualify.

       In general, for United States federal income tax purposes, holders of ADRs evidencing ADSs will be treated as the owners of the Shares represented by such ADSs. Accordingly, except as noted, the U.S. Federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and Shares. Unless the context otherwise requires, all references in this section to “Shares” are deemed to refer likewise to ADSs representing an ownership interest in Shares.

       The U.S. Treasury Department has expressed concern that depositories for depository receipts, or other intermediaries between the holders of Shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders (as described below) of such receipts or Shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit and sourcing rules described below could be affected by future actions taken by the U.S. Treasury Department.

       Taxation of Dividends

       Under United States federal income tax law, U.S. Holders are subject to United States federal income tax on the gross amount of distributions paid by German corporations that are actually or constructively received by the U.S. Holders as ordinary dividend income to the extent paid out of current or accumulated earnings and profits of the company, as determined for U.S. federal income tax purposes.

       A distribution to a U.S. Holder in excess of the company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in the Shares, and any distribution in excess of such basis will constitute capital gain, and will be long-term capital gain (taxable at a reduced rate for individual holders) if the Shares were held for more than one year.

       The company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, a U.S. holder should expect that a distribution will generally be treated as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of the distribution. U.S. Holders are advised to consult their own tax advisors regarding the calculation of dividends. The distribution will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from United States corporations.

       Subject to the discussion in the next paragraph below and subject to certain conditions and limitations, German tax withheld on dividends may be deducted from taxable income or credited against a U.S. Holder’s U.S. federal income tax liability. Dividends received by a U.S. Holder with respect to the Shares or ADSs will be treated as foreign source income for the purpose of calculating that holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the company generally will constitute “passive income”, or, in the case of certain U.S. Holders, “financial services income”. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits for foreign taxes imposed on a dividend if the U.S. Holder (1) has not held the Shares or ADSs for at least 16 days in the 30-day period beginning 15 days before the ex-dividend date, during which it is not protected from risk of loss; (2) is obligated to make certain payments related to the dividends; or (3) holds the Shares or ADSs in arrangements in which the U.S. Holder’s expected profit, after non-U.S. taxes, is insubstantial.

       Under German law, German corporations are required to withhold tax on dividends in an aggregate amount equal to 21.1% of the gross amount paid to resident and non-resident shareholders, consisting of a 20% withholding tax plus a 1.1% surtax. In the case of a U.S. Holder (other than a U.S. corporation owning Shares representing at least ten percent of the voting Shares of the company), the German withholding tax is partially refunded, and the German surtax is fully refunded, under applicable German law and the Income Tax Treaty so as to reduce the withholding to 15% of the gross amount of the dividend.

       U.S. Holders are urged to consult their tax advisors regarding the general creditability or deductibility of German withholding taxes.

       Dividends paid in euros (or any other foreign currency) to a U.S. Holder of Shares will be included in income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date the dividends (including the deemed refund of German withholding tax) are received by such holder regardless of whether the euros (or other foreign currency) are converted into U.S. dollars. If dividends paid in euros (or any other foreign currency) are converted into U.S. dollars on the date received, U.S. Holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The U.S. Holder will have a basis in any unconverted euros (or other foreign currency) equal to their U.S. dollar value on the date received. Generally, any gain or loss resulting from currency exchange fluctuations, during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars, will be treated as ordinary income or loss. Such gain or loss will generally be considered income from sources within the United States for foreign tax credit limitation purposes.

German Refund Procedures

       In the case of U.S. Holders of ADSs, the Depositary and the company will perform, on behalf of such U.S. Holders, certain administrative functions necessary to obtain the refund of the German withholding tax in excess of 15%, and the refund of the 1.1% German surtax when applicable. This procedure is currently permitted by the German tax authorities but that permission may be revoked, or the procedure may be amended, at any time in the future.

       In order to utilize this procedure, the U.S. Holder will be required to submit to the Depositary:

•	a certification of their last filed U.S. federal income tax return from the Internal Revenue Service on IRS Form 6166, as applicable; and

•	a complete and signed form (provided to the U.S. Holder by the Depositary) stating basic information required for the company to file the German claim for refund form on behalf of the U.S. Holder authorizing the company to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes. The Depositary will provide the U.S. Holder with an unsigned request for an IRS Form 6166 which the U.S. Holder will be required to file with the Internal Revenue Service at the address specified below in order to obtain the Form 6166.

       The Depositary will forward the certification and the signed authorization to the company which, with the Depositary’s prior authorization, will prepare and file, on behalf of U.S. Holders, the German claim for refund form with the Form 6166s and other necessary documentation with the German tax authorities. The German tax authorities will issue the refunds which will be denominated in euros in the name of the Depositary which will convert the refunds into U.S. dollars and issue corresponding checks to the U.S. Holders.

       The claim for refund must be submitted within four years from the end of the calendar year in which the dividend is received by the U.S. Holder. The Depositary and the company anticipate filing the claims for refunds within a reasonable time after receipt of the necessary documentation. U.S. Holders are urged to return the necessary documentation to the Depositary in a timely fashion.

       U.S. Holders holding ADSs registered with brokers participating in the Depositary Trust Company will not be able to utilize this procedure unless the brokers, as is expected, assist the Depositary in obtaining these documents from the U.S. Holders.

       In order to obtain the refund of the German withholding tax in excess of 15%, and the refund of the 1.1% German surtax, U.S. Holders of Shares must submit to the German tax authorities directly:

•	a claim for refund;

•	the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld; and

•	an IRS Form 6166.

       The claim for refund must be filed within four years form the end of the calendar year in which the dividend is received. Refund claims must be made on a special refund claim form, which must be filed with the German tax authorities at the following address: Bundesamt für Finanzen, Friedhofstraße 1, D-53221 Bonn, Germany. The refund claim forms may be obtained from the German tax authorities at the same address where the applications are filed or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington D.C. 20007-1998.

       U.S. Holders may obtain a Form 6166, which is a certification of the U.S. Holder’s last filed United States federal income tax return, by filing a request with the office of the Director of the Internal Revenue Service Center at the following address: Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the U.S. Holder’s name, social security number or employer identification number, tax return form number, and tax period for which such certification is requested. The Internal Revenue Service will send the certification (IRS Form 6166) directly to the U.S. Holder. The issued IRS Form 6166 will be valid for a period of three years from the date of the last filed return to which it is related.

       Refunds under the Income Tax Treaty are not available in respect of Shares held by a U.S. Holder in connection with a permanent establishment or fixed base in Germany.

       Taxation of Capital Gains

       German Taxation. Under the Income Tax Treaty, a U.S. Holder will not be liable for German tax on capital gains realized or accrued on the sale or other disposition of Shares, unless such Shares are held in connection with a permanent establishment or fixed base in Germany.

       United States Federal Income Taxation. Upon a sale or the disposition of Shares, a U.S. Holder will generally recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Shares. Subject to the discussion below under the heading “Passive Foreign Investment Company Status”, such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one year. In the case of a U.S. Holder who is an individual, long-term capital gain will generally be subject to tax at a maximum rate of 20%. A lower capital gains rate of 18% may be applied if the individual holds the ADSs for more than five years. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent the U.S. Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

       Passive Foreign Investment Company Status

       A corporation organized outside the United States generally will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”, or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25%. interest. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we believe that we will not be classified as a PFIC in the current taxable year and do not expect to be classified as one in the future. Our status in any taxable year will depend on our assets and activities in each year and is subject to change.

       If we are a PFIC in any year during which a U.S. Holder owns Shares or ADSs, the U.S. Holder will be subject to additional taxes on any excess distributions received from us and any gain realized from the sale or other disposition of the Shares and/or ADSs (whether or not we continue to be a PFIC). A U.S. Holder has an excess distribution to the extent that distributions on the Shares and/or ADSs during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or if shorter, the U.S. Holder’s holding period). To compute the tax on the excess distributions or any gain, (a) the excess distribution or the gain is allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

       Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid “mark-to-market” election (in which case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares and/or ADSs at the end of a taxable year as ordinary income (or, subject to certain limitations, ordinary loss), in calculating its income for such year). In addition, gains from an actual sale or other disposition of Shares or ADSs will be treated as ordinary income, and any losses will be treated as ordinary losses to the extent of any “mark-to-market” gains for prior years. A “mark-to-market” election is only available to U.S. Holders in any tax year that the PFIC stock is considered “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. PFIC stock is “regularly traded” if, among other requirements, it is traded on at least 15 days during each calendar quarter. A foreign stock exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the Treasury regulations. Once made, such election can not be revoked without the consent of the U.S. Internal Revenue Service unless the Shares or ADSs cease to be marketable. U.S. Holders should consult their tax advisors as to the requirements for, and consequences of, making a “mark-to-market” election.

       Some of the above rules may also be avoided if a U.S. Holder is eligible for and timely makes a valid “QEF election” (in which case the U.S. Holder generally would be required to include in income on a current basis its pro rata share of the ordinary income and net capital gains of the company). We anticipate that we will not provide U.S. Holders with the information necessary to enable them to make such election.

Prospective purchasers are urged to consult their own tax advisors regarding the consequences of an investment in a PFIC.

Gift, Estate and Inheritance Taxes

       The Estate Tax Treaty provides that an individual whose domicile is determined to be in the United States for purposes of such Treaty will not be subject to German inheritance and gift tax (the equivalent of the United States federal estate and gift tax) on the individual’s death or making of a gift unless the Shares (i) are part of the business property of a permanent establishment located in Germany or (ii) are part of the assets of a fixed base of an individual located in Germany and used for the performance of independent personal services. An individual’s domicile in the United States, however, does not prevent imposition of German inheritance and gift tax with respect to an heir, donee, or other beneficiary who is domiciled in Germany at the time the individual died or the gift was made.

       The Estate Tax Treaty also provides a credit against United States federal estate and gift tax liability for the amount of inheritance and gift tax paid to Germany, subject to certain limitations, in a case where the Shares are subject to German inheritance or gift tax and United States federal estate or gift tax.

       An individual U.S. Holder will be subject to United States estate and gift taxes with respect to the Shares in the same manner and to the same extent as with respect to other taxes of personal property.

Information Reporting and Backup Withholdings

       Payments of dividends and other proceeds with respect to the Shares by a U.S. paying agent or other U.S. intermediary will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a rate of 30% (which rate is scheduled to change as a result of recent U.S. tax legislation) may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

Item 11: Quantitative and Qualitative Disclosure about Market Risk

       We are exposed to a variety of risks, including changes in interest rates and foreign currency fluctuations. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in interest rates and foreign currency values.

       Interest Rate Risk. Our exposure to market rate risk for changes in interest rates relates primarily to our investments in short-term commercial paper. We have not used derivative financial instruments in our investment portfolio. Investments purchased with an original maturity of three months or less are considered to be cash equivalents.

       Foreign Currency Risk. As a result of our multinational operations, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the U.S. dollar, the Swiss franc, the British pound, the Japanese yen and the Australian dollar against the euro, as discussed also in “Item 5: Operating and Financial Review and Prospects”.

       Since the launch of Stage III of European Economic and Monetary Union on January 1, 1999, foreign currency risk relating to our activities in the countries of the euro zone has been eliminated.

       Our international business is subject to risks typical of an international business, including, but not limited to: differing economic conditions; changes in political climate; differing tax structures; other regulations and restrictions; and foreign exchange rate volatility. Accordingly, our future results could be materially adversely impacted by changes in these or other factors.

       Our exposure to foreign exchange rate fluctuations arises primarily from the translation of the financial results of our foreign subsidiaries into euros during consolidation. As exchange rates vary, these results, when translated, may vary from expectations and may adversely impact overall expected profitability.

       Foreign exchange gains and losses arise from equity consolidation, short-term intercompany loans, accounts receivables, and account payables and foreign currency-denominated transactions with third parties. A breakdown of the currency adjustments included in the statement of operations and required for preparation of our consolidated financial statements for the year ended June 30, 2002 indicates that the amounts were composed of net intercompany exchange rate losses of EUR 488 thousand and net exchange rate losses on transactions with third parties of EUR 794 thousand. The aggregate currency adjustments recognized in our statement of operations for the year ended June 30, 2002 therefore amounted to a loss of EUR 1,242 thousand. The amount of the currency translation adjustment included in the consolidated statement of shareholders’ equity was an unrealized loss of EUR 967 thousand at June 30, 2002.

       We have not entered into any foreign exchange hedging transactions and therefore have no risk from using derivative financial instruments. We have not entered into any forward foreign exchange contracts for speculative or trading purposes.

     Our management believes that inflation has not had a significant impact on the price of our products, the cost of our materials, or our operating results for our fiscal year ended June 30, 2002.

     See also “Item 5: Operating and Financial Review and Prospects”.

Item 12: Description of Securities other than Equity Securities

     Not applicable.

Part II

Item 13: Defaults, Dividend Arrearages and Delinquencies

     IXOS has no exposures to these risks.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

     Neither we nor anyone else has modified materially the instruments defining the rights of holders of any class of registered securities.

     Neither we nor anyone else has modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities.

     Neither we nor anyone else has withdrawn or substituted a material amount of the assets securing any class of the company’s securities.

Item 15: Controls and Procedures

(a)	Not applicable as reference period ended prior to August 29, 2002.

(b)	In the year ended June 30, 2002, there were no significant changes in our company’s internal controls or in other factors that could significantly affect these controls.

Item 16: [Reserved]

Part III

Item 17: Financial Statements

     Please see Item 19.

Item 18: Financial Statements

     Please see Item 19.

Item 19: Financial Statement and Exhibits

(a)	Financial Statements

(b)	Exhibits

Item 19: Exhibits

Exhibit
Number	Description of Exhibit
1.1	Articles of Association of IXOS SOFTWARE AG, as amended to date (English translation).
1.2	Rules of Procedure (Geschäftsordnung) of the Executive Board, as amended to date (English translation).
1.3	Rules of Procedure (Geschäftsordnung) of the Supervisory Board (English translation) (filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1, File No. 333-9392, and incorporated herein by reference).
1.4	Invitation to Annual General Meeting (English translation), dated November 27, 2001 and Amendment to the Registrant’s Articles of Association.
1.5	Invitation to the Annual General Meeting (English translation), dated March 6, 2002 and Amendment to the Registrant’s Articles of Association.
1.6	Invitation to the Annual General Meeting (English translation), dated November 19, 2002 and Amendment to the Registrant’s Articles of Association.
4.1	Deposit Agreement, dated as of September 25, 1998, among IXOS Software Aktiengesellschaft and The Bank of New York, as Depositary, and all holders and beneficial owners from time to time of ADRs issued thereunder (filed as Exhibit a(ii) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 as filed on December 21, 1999 and incorporated herein by reference).
4.2	Form of Amendment No. 1 to Deposit Agreement, dated as of December, 1999, among IXOS Software Aktiengesellschaft and The Bank of New York, as Depositary, and all holders and beneficial owners from time to time of ADRs issued thereunder (filed as exhibit a(i) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 as filed on December 21, 1999 and incorporated herein by reference).
4.3	Participation Agreement, between General Atlantic Partners and IXOS SOFTWARE AG, dated August 12, 2002 (filed as exhibit 4 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
4.4	Share Purchase Agreement, between General Atlantic Partners and E. and H. Färber, dated August 12, 2002 (filed as exhibit 5 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
4.5	Share Purchase Agreement, between General Atlantic Partners and H. and S. Strack-Zimmermann, dated August 12, 2002 (filed as exhibit 6 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
4.6	Registration Rights Agreement, between General Atlantic Partners and IXOS SOFTWARE AG, dated September 17, 2002 (filed as exhibit 7 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
8.1	List of Subsidiaries.
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350, as adopted).

The financial statements and notes as well as the audit opinion and declaration of independence are already, in EDGAR/PDF-Format — see separate document for review

Signature

       The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:	December 20, 2002	IXOS SOFTWARE AG

/s/ ROBERT HOOG
Name: Robert Hoog Title: Chief Executive Officer

/s/ PETER RAU
Name: Peter Rau Title: Chief Financial Officer

I, Robert Hoog, certify that:

1.	I have reviewed this annual report on Form 20-F of IXOS SOFTWARE AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:	December 20, 2002	/s/ ROBERT HOOG
Name: Robert Hoog Title: Chief Executive Officer

I, Peter Rau, certify that:

1.	I have reviewed this annual report on Form 20-F of IXOS SOFTWARE AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:	December 20, 2002	/s/ PETER RAU
Name: Peter Rau Title: Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

     To the Shareholders of IXOS Software AG and subsidiaries:

     We have audited the accompanying consolidated balance sheet of IXOS Software AG and subsidiaries (the “Company”) as of June 30, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of IXOS Software AG and subsidiaries as of June 30, 1999, 2000 and 2001 in each of the three years in the period ended June 30, 2001 were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 27, 2001.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IXOS Software AG and subsidiaries at June 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH

A Member Firm of Ernst & Young Global

/s/ KLEIN Name: Klein Title: Wirtschaftsprüfer Munich, August 13, 2002	/s/ PETZOLDT Name: Petzoldt Title: Wirtschaftsprüfer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of IXOS Software AG and subsidiaries (the “Company”) as of June 30, 1999, 2000 and 2001 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IXOS Software AG and subsidiaries as of June 30, 1999, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH

/s/ KLEIN Name: Klein Title: Wirtschaftsprüfer	/s/ PETZOLDT Name: Petzoldt Title: Wirtschaftsprüfer

Munich, July 27, 2001

Consolidated Financial Statements of the IXOS SOFTWARE AG

Consolidated Statements of Operations for the years ended June 30, 2000, 2001 and 2002

		June 30, 2000	June 30, 2001	June 30, 2002
	Notes	€	€	€

		(in thousands, except share and per share data)
Revenues
Software licenses		60,012	58,370	53,822
Services		31,296	32,018	35,701
Maintenance		16,413	26,611	33,278

Total Revenues		107,721	116,999	122,801

Cost of revenues
Software licenses		3,529	816	1,632
Services		26,932	25,137	26,915
Maintenance		7,911	9,021	9,948

Total cost of revenues		38,372	34,974	38,495

Gross profit		69,349	82,025	84,306

Operating (income) expenses
Sales and marketing		53,921	52,776	47,803
Research and development		19,182	15,667	15,672
General and administrative		13,680	13,188	12,455
Other operating income	1	0	(3,798)	(6,191)
Other operating expenses	1	6,859	(1,758)	6,184

Total operating expenses		93,642	76,075	75,923

Income (loss) from operations		(24,293)	5,950	8,383

Other income (expense)
Interest income		1,028	736	739
Interest expense		(222)	(195)	(110)
Foreign currency exchange gain (loss)		1,314	217	(1,242)
Gain on sale of subsidiaries and joint ventures	2	0	2,856	0
Loss from equity interest in joint ventures	2	(200)	(2,014)	0

Total other income (expense)		1,920	1,600	(613)

Income before provision for income taxes		(22,373)	7,550	7,770
Provision for income taxes	3	(4,735)	(767)	(294)

Net income (loss)		(27,108)	6,783	7,476

Net income per share	4
Basic		(1,40)	0,34	0,38
Diluted		(1,40)	0,34	0,38

Weighted average shares outstanding	4
Basic		19,427,005	19,687,150	19,677,661
Diluted		20,017,762	19,857,165	19,747,471

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets as of June 30, 2000, 2001 and 2002

		June 30, 2000	June 30, 2001	June 30, 2002
	Notes	€	€	€

		(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	5	30,027	30,012	34,320
Accounts receivable, net of allowance for doubtful accounts of € 832 (2000), € 2,009 (2001) and € 1,619 (2002)	6	37,603	42,333	45,202
Accounts receivable due from affiliated companies		670	0	0
Prepaid expenses and other assets	7	3,913	4,470	6,113

Total current assets		72,213	76,815	85,635

Property, plant and equipment, net	8	11,262	11,922	9,717
Purchased software, net	9	491	713	3,510
Goodwill, net		744	572	400

		12,497	13,207	13,627

Total assets		84,710	90,022	99,262

Liabilities and shareholders’ equity
Current liabilities
Income taxes payable		2,806	1,514	452
Accrued liabilities	10	14,437	11,984	10,614

		17,243	13,498	11,066

Accounts payable	11	6,223	5,970	11,069
Customer advances and unearned revenues	12	9,724	11,223	11,679
Current portion of long-term debt and short term borrowings		380	38	0
Current portion of obligations under capital leases	13	639	293	131
Deferred income taxes	3	0	1,219	1,036

		16,966	18,743	23,915

Total current liabilities		34,209	32,241	34,981

Obligations under capital leases, net of current portion	13	425	131	0
Accrued pension liabilities	14	1,195	1,317	1,680

		1,620	1,448	1,680

Commitments	15
Shareholders’ equity
Common stock (not par value shares, 26,485,213 shares authorized; 19,657,093, 19,724,659 and 19,684,659 shares issued and outstanding in 2000, 2001 and 2002, respectively)	16	20,158	20,303	20,303
Additional paid-in capital	16	44,343	44,506	44,506
Treasury shares		0	0	(241)
Deferred compensation	17	(161)	0	0
Retained deficit		(15,212)	(8,429)	(953)
Cumulative currency translation adjustment		(247)	(47)	(1,014)

Total shareholders’ equity		48,881	56,333	62,601

Total liabilities and shareholders’ equity		84,710	90,022	99,262

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2000, 2001 and 2002

		Common Stock		Additional	Treasury
			Amount	Paid-in Capital	Stock
	Notes	Shares	€	€	€

Balance – June 30, 1999		9,847,045	10,426	52,148	0
Capital increase	16	9,412,170	9,412	(9,412)	0
Exercise of stock options	17	397,878	320	1,607	0
Amortization of deferred compensation	17	0	0	0	0
Net loss		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2000		19,657,093	20,158	44,343	0

Correction of Common Stock		0	77	(77)	0
Exercise of stock options	17	67,566	68	240	0
Amortization of deferred compensation	17	0	0	0	0
Net income		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2001		19,724,659	20,303	44,506	0

Treasury Stock	16	(40,000)	0	0	(241)
Net income		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2002		19,684,659	20,303	44,506	(241)

			Accumulated Other
	Deferred	Retained Earnings	Comprehensive	Total	Comprehensive
	Compensation	(Deficit)	Income	Shareholders' Equity	Income
	€	€	€	€	€

	(in thousands, except share amounts)
Balance – June 30, 1999	(354)	11,896	(260)	73,856	10,067
Capital increase	0	0	0	0
Exercise of stock options	0	0	0	1,927
Amortization of deferred compensation	193	0	0	193
Net loss	0	(27,108)	0	(27,108)	(27,108)
Translation adjustment	0	0	12	12	12

Balance – June 30, 2000	(161)	(15,212)	(248)	48,880	(27,096)

Correction of Common Stock	0	0	0	0
Exercise of stock options	0	0	0	308
Amortization of deferred compensation	161	0	0	161
Net income	0	6,783	0	6,783	6,783
Translation adjustment	0	0	201	201	201

Balance – June 30, 2001	0	(8,429)	(47)	56,333	6,984

Treasury Stock	0	0	0	(241)
Net income	0	7,476	0	7,476	7,476
Translation adjustment	0	0	(967)	(967)	(967)

Balance – June 30, 2002	0	(953)	(1,014)	62,601	6,509

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash flows for the years ended June 30, 2000, 2001 and 2002

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

	(in thousands, except share data)
Cash flows from operating activities
Net income (loss)	(27,108)	6,783	7,476
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,774	6,731	4,269
Loss from disposals of fixed assets	0	385	75
Gain from sale of consolidated companies and other companies	0	(2,856)	0
Deferred income taxes	3,555	1,219	(183)
Deferred compensation	193	161	0
Accrued pension liabilities	166	121	363
Changes in operating assets and liabilities:
Accounts receivable	(3,285)	(5,058)	(2,869)
Prepaid expenses and other	(8)	(557)	(1,643)
Accounts payable	(1,148)	(252)	5,099
Accrued liabilities	6,318	(2,453)	(1,370)
Customer advances and unearned revenues	3,643	1,087	456
Income taxes payable	1,217	(1,292)	(1,062)

Net cash provided/used by operating activities	(9,683)	4,019	10,611

Cash flows from investing activities
Purchase of intangible assets, property and equipment	(8,232)	(7,827)	(4,764)
Cash received from the sale of consolidated companies and other companies	0	4,267	0

Net cash used in investing activities	(8,232)	(3,560)	(4,764)

Cash flows from financing activities
Repayments of long-term debt	(117)	(342)	(38)
Repayment of capital lease obligations	(1,394)	(640)	(293)
Capital contribution	1,928	307	0
Treasury Stock	0	0	(241)

Net cash provided/used by financing activities	417	(675)	(572)

Net increase (decrease) in cash and cash equivalents	(17,498)	(216)	5,275
Cumulative currency translation adjustment	13	201	(967)
Cash and cash equivalents – beginning of year	47,512	30,027	30,012

Cash and cash equivalents – end of year	30,027	30,012	34,320

Supplemental data
Cash paid during the period:
Income taxes	749	721	50
Interest	106	151	0

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements

(all €-amounts in thousands, except share and per share amounts)

A.     General disclosures

IXOS SOFTWARE Aktiengesellschaft (IXOS or Company), founded in Germany in 1988 and its subsidiaries are one of the leading providers of software solutions for the management of business documents.

The balance sheet date for the financial statements of all companies included in the consolidation is June 30, 2002 which corresponds to the closing date of the parent company, IXOS SOFTWARE AG, Grasbrunn.

B.     Consolidation Group and Consolidation Policies

Consolidation group
As of June 30, 2002 IXOS held 100% of the shares in the following subsidiaries:

■ IXOS SOFTWARE, Inc., San Mateo, California, USA
■ IXOS SOFTWARE (International) AG, Biel, Switzerland
■ IXOS SOFTWARE Kabushiki Kaisha, Tokyo, Japan
■ IXOS Asia PTE Ltd., Singapore, Singapore
■ IXOS SOFTWARE s. r. o., Prague, Czech Republic
■ IXOS SOFTWARE Ltd., Maidenhead, United Kingdom
■ IXOS SOFTWARE Australia Pty. Ltd., Melbourne, Australia
■ IXOS SOFTWARE Sdn. Bhd., Kuala Lumpur, Malaysia
■ IXOS SOFTWARE (Austria) GmbH, Vienna, Austria
■ IXOS (Netherlands) B. V., Hilversum, Netherlands

Changes in the consolidation group

Effective August 2, 2001, the Company founded the fully owned subsidiary, IXOS (Netherlands) B. V., Hilversum, Netherlands with common stock of € 100.

Effective August 29, 2000, IXOS SOFTWARE AG sold its fully owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, for a price of € 767.

Effective August 2, 2000, the Company founded the fully owned subsidiary, IXOS SOFTWARE (Austria) GmbH, Vienna, Austria, with common stock of € 250 and the fully owned subsidiary, IXOS SOFTWARE Sdn. Bhd., Kuala Lumpur, Malaysia, with common stock of MYR 250,000.

Consolidation policies

The financial statements of the foreign and German companies included in the consolidated financial statements have all been prepared using uniform accounting and valuation policies in compliance with accounting principles generally accepted in the United States (US-GAAP).

IXOS SOFTWARE Aktiengesellschaft and all the majority holdings have been fully consolidated in the Company’s consolidated financial statements. The consolidated financial statements were prepared in Euros (“€”) in accordance with US GAAP.

Shares in companies in which the Company holds an investment of between 20 % and 50 % are accounted for using the equity method as long as the company exercises significant influence. As of June 30, 2002 and June 30, 2001 the Company did not hold such investments. As of June 30, 2000 the company held a 31 % equity investment in memIQ until this investment was sold as of March 21, 2001.

Any receivables and liabilities and income and expenses between consolidated companies have been eliminated as have intercompany profits.

C.     Significant Accounting Policies

Foreign currency translation

The functional currency of each of the Company’s subsidiaries is the local currency of the country in which each subsidiary is located. Accordingly, assets and liabilities which are recognized in the balance sheets of the foreign subsidiaries in a foreign currency (except equity) are translated into Euro at the exchange rate prevailing on the balance sheet date.

Transactions involving other currencies were translated into local currency using the exchange rates in effect at the time of the transactions. At year-end, assets and liabilities denominated in other currencies are translated using the year-end exchange rates. The corresponding exchange rate gains and losses are reported in the statement of operations. Intercompany transactions of a long-term investment nature are considered part of a parent’s net investment and are charged or credit to shareholders’ equity.

Revenues and expenses are translated at the average monthly exchange rate. Translation adjustments resulting from the translation of equity held in subsidiaries are charged or credited to shareholders’ equity.

The following exchange rates have been used to translate monetary assets and liability items:

Country	Currency	Translation rate (1 € equal to)

USA	USD	0.9974
Japan	JPY	118.1900
United Kingdom	GBP	0.6495
Switzerland	CHF	1.4721
Australia	AUD	1.7710
Malaysia	MYR	3.7562
Singapore	SGD	1.7598
Czech Republic	CZK	29.4000

Use of estimates in the preparation of the consolidated financial statements

The preparation of financial statements in conformity with US-GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures in the notes and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

Cash and cash equivalents and short-term capital investments

The company classifies all short-term highly-liquid investments with maturity dates of 90 days or less at the time of acquisition as cash and cash equivalents.

Property and equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 13 years. Leasehold improvements are depreciated straight-line over the shorter of the term of the rent agreement or the estimated useful life. When selling or purchasing property and equipment, reference is made to their purchase cost and the associated accumulated depreciation in the appropriate accounts. Gains and losses on the sale of fixed assets are shown as other operating income or expenses. Maintenance and minor repairs are charged to operations as incurred. Low-value items are expensed when acquired.

Purchased software

Purchased software is recorded at acquisition cost and amortized on a straight-line basis over the expected useful life. The amortization period is between three and five years.

Goodwill

All business acquisition have been accounted for using the purchase method. Where acquisition costs for a company exceed the fair value of the share in the net assets acquired by the Company on the day of the acquisition, the difference is recorded as goodwill in the assets section of the balance sheet. Goodwill is stated at acquisition value less accumulated amortization and any impairment losses. Goodwill is amortized on a straight-line basis over its useful life. The amortization period is seven years. Goodwill was amortized through June 30, 2002 for the last time. Accumulated goodwill amortization was approximately € 457, € 629 and € 801 at June 30, 2000, 2001 and 2002 respectively.

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment test, or more frequently if impairment indicators exists. Other intangible assets will continue to be amortized over their estimated useful lives. The Company will adopt this standard from July 1, 2002. Application of the non-amortization provisions of SFAS No. 142 is expected to result in an increase in net income of approximately € 172 per year. During fiscal 2003 the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of July 1, 2002 and has not yet determined what the effect of these tests will be on the result operations and financial position of the Company.

Software Development Costs

Under the criteria set forth in Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), capitalization of software development costs begins upon the establishment of technological feasibility and ends upon general release of the software to the public. In accordance with SFAS No. 86 the Company defines the point of technological feasibility as the completion of a Beta version (‘working model’). For the Company, the time between completion of a working model and general release of the software to the public is of short duration. As a result, the costs qualifying for capitalization under SFAS No. 86 are not material and have been expensed.

Advertising costs

Advertising costs are expensed as they are incurred. For the years ended June 30, 2000, 2001 and 2002, the Company incurred advertising costs of € 10,001, € 6,530 and € 5,507 respectively.

Accounting for Long-Lived Assets

Long-lived assets, including purchased software, property and equipment and goodwill, are reviewed for impairment whenever circumstances and situations change in such a way as to indicate that the carrying values for such assets may not be recoverable. An impairment loss is recognized when the estimated future cash flows (undiscounted) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on the difference between the carrying amount of the asset and its fair value of the asset computed using discounted cash flows if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell. No impairment adjustments have been recognized in the years presented.

Fair values of financial instruments

The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses and capital leases approximate fair value based on the short-term maturity of these instruments.

The carrying amounts of the liabilities to banks are also approximately the same as their fair value, comparing both market prices for the same and similar loans and the terms offered to the Company.

In June 1998 the Financial Accounting Standards Board adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and SFAS No. 138. This standard establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The standard also requires that changes in the customary market valuation of the derivative be recorded in the Company’s operating result unless specific accounting criteria are fulfilled. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. The relevant documentation, designations and assessment of the effectiveness of hedging transactions are necessary in order to use hedge accounting.

In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. This standard deals with a limited number of issues which hinder the introduction of SFAS 133 for a large number of companies. The standard changes the accounting and reporting standards set out in SFAS 133 for certain derivatives and hedge activities.

SFAS No. 137 restricted the application of SFAS No. 133 to fiscal years beginning after June 15, 2000. The standards can be applied from the beginning of a quarter; however, SFAS No. 133 cannot be applied retrospectively.

The application of SFAS No. 133, SFAS No. 137 and SFAS No. 138 has no impact on the financial situation or results of operations of the Company.

As of June 30, 2002, the Company did not hold any derivative financial instruments.

Income taxes

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. The liability method provides for the accounting of deferred taxes to take into account the net tax effects of temporary differences between the book values in the statutory and tax balance sheets. Net deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax advantages will not be realized within a reasonable period of time.

Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through sublicense fees from resellers. The Company also generates revenues from sales of professional services, including consulting, implementation, training and maintenance.

Revenues from software license agreements are recognized according to SOP 97-2 “Software Revenue Recognition” upon delivery of the software if (i) collection is probable, (ii) all license payments are due within one year, (iii) the license fee is otherwise fixed and determinable and (iv) vendor specific evidence exists to allocate the total fee to all elements of the arrangement. If a period of acceptance is stipulated in the agreement, revenues are realized when software is accepted by the customer or when the acceptance period expires. The Company enters into reseller arrangements that typically provide for fees payable to the Company based on a percentage of the license fees paid by the customer to the reseller. Fees under these arrangements are recognized when the product has been sold by the reseller to the customer.

Service revenue is primarily related to implementation and installation services performed under separate service arrangements. Revenues from consulting and training services are recognized as the services are performed. If a license arrangement includes both software and service elements, the license fee is allocated to services and other elements of the arrangement based on their fair value as established by independent sale of the respective element to customers. The residual license fees allocated to the software are recognized upon delivery of the software provided that the services are not essential to the functionality of the software; the services exclude significant customization or modification of the software and the payment terms for the software are not subject of acceptance criteria. In cases where the license fee payments are contingent upon the performance of services or the services include software customization or modification, revenues from both the license and service elements are deferred and recognized under the percentage of completion method of accounting as the services are performed.

Maintenance revenue is recognized ratably over the term of the maintenance period. If maintenance is included free or at a discount in a software license arrangement, the amounts related to maintenance are segregated from the software license fees and recognized ratably over the maintenance period based on their fair value as established by independent sale of maintenance to customers.

The Company applies the percentage of completion method in accordance with Accounting Research Bulletin (“ARB”) 45 and Statement of Position (“SOP”) 81-1 for long-term project contracts. Revenue is recognized according to the cost-to-cost method, i. e. already incurred costs are measured against total planned costs and the resulting percentage is realized as a percentage of the total revenue of the project contract.

Customers

The Company currently has 1,491 customers across a broad range of industries. No more than 10 % of the company’s revenues were generated with just one customer in the fiscal years 2000, 2001 or 2002.

The acquisition of new clients distributes itself as follows over the quarters of fiscal year 2002:

		Acquisition in	Acquisition in	Acquisition in	Acquisition in
	June 30, 2001	Q1/2002	Q2/2002	Q3/2002	Q4/2002	June 30, 2002

Number of customers	1,233	56	65	64	73	1,491

Reclassifications

Certain reclassifications to prior years cash flow statements have been made to allow comparison to the classifications of the current year. Cumulative currency translation adjustments are shown in a separate cash flow line.

Recent accounting pronouncements

Premature retirement of long-lived property and equipment: In June 2001, the Financial Accounting Standards Board published Statement No. 143, “Accounting for Asset Retirement Obligation”. SFAS No. 143 sets the guidelines for accounting and reporting for liabilities and expenses which arise from the premature retirement of long-lived property and equipment. These guidelines relate amongst other things to both the time such items arise and the valuation of such liabilities as well as the disclosure requirements in the financial statements. The standard requires that liabilities and expenses related to the premature retirement of long-lived assets are recognized at the time they arise as long as they can be valued at fair value. The costs of retirement should be capitalized and written off over the residual useful life of the asset. This value should be reviewed over the course of time using a risk-adjusted interest rate. Any changes in this interest rate should be expensed. SFAS No. 143 is binding for fiscal years beginning after June 15, 2002 although early adoption is permitted.

The Company will apply SFAS No. 143 beginning July 1, 2002. The Company does not expect the adoption to have a significant impact on the net worth, financial position and results of operations.

In August 2001, the Financial Accounting Standards Board published Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. Together with the fundamental provisions of SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of”, SFAS No. 144 establishes a uniform model for accounting for long-lived assets which are disposed off. Whereas this standard replaces parts of APB Opinion No. 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it contains a presentation of discontinued operations and extends these by addition of the section, “Component of an Entity”. However, discontinued operations are no longer recorded at net realizable value and future losses from operations are only recorded when incurred. SFAS No. 144 also establishes the criteria for treating an asset as available for sale. SFAS No. 144 is binding for fiscal years beginning after December 15, 2001 although early adoption is encouraged.

The Company has chosen to apply SFAS No. 144 beginning July 1, 2002 and does not expect the adoption to have a significant impact on the net worth, financial position and results of operations.

D.     Explanations to the Consolidated Statements of Operations

1.     Other operating income/(expenses)

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Other operating income
Payment for cancellation of non-compete clause	0	2,000	0
Rental income	0	1,798	6,191

	0	3,798	6,191

Other operating expenses
Rent expenses	0	1,760	6,184
Restructuring for rent commitments and contract risks	2,055	(1,492)	0
Restructuring for severance payments	3,782	(2,073)	0
One time additional license charge	1,022	0	0
Other	0	47	0

	6,859	(1,758)	6,184

Other operating income only includes the income from the sublease of the office building, Technopark II in fiscal year 2001/2002, other operating expenses include the costs for the rental of this office building.

For restructuring purposes, IXOS created an accrual of € 5,837 in fiscal year 2000. In fiscal year 2001, the Company was able to sublease the rent contract signed by IXOS for Technopark II. For this reason an accrual of €959 was not used and was therefore reversed. In addition, the Company was able to sell the wholly owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, Germany, so the accrual for severance payments of € 2,073 and the remaining accrual for rent commitments of € 533 were also reversed.

Payments totaling € 2,272 were made for restructuring purposes in fiscal year 2001. No payments were made in fiscal year 2002.

Effective March 21, 2001, IXOS sold its share 31 % in the joint venture memIQ Aktiengesellschaft, Munich, Germany, to their joint venture partners for an amount of € 3,500. Moreover, IXOS received € 2,000 from the waiver of the non-compete clause. This ban was a component of the joint venture agreement dated May 26, 2000 and prohibited the joint venture from competing in the same field as the company.

2.     Other income/(expenses)

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Other income
Gain from disposals of financial assets IXOS Anwendungs-Software GmbH, Leipzig, Germany	0	146	0
memIQ Aktiengesellschaft, Munich, Germany	0	2,710	0

	0	2,856	0

Other expenses
Loss from equity interests in joint ventures memIQ Aktiengesellschaft, Munich, Germany	(200)	(2,014)	0

	(200)	(2,014)	0

By contract dated August 29, 2000, IXOS sold their wholly owned subsidiary IXOS Anwendungs-Software GmbH, Leipzig, for a cash amount of € 767. IXOS Leipzig was a subsidiary focusing mainly on development and, due to its size, not significant for the results of operations.

Losses from equity interests in joint ventures result purely from the absorption of losses from the joint venture memIQ Aktiengesellschaft using the equity method. On the date memIQ Aktiengesellschaft was sold, the joint venture had total revenues of € 77 and € 5,182 of total expenses. The balance sheet total amounted to € 8,925 and consisted mainly of cash and cash equivalents (€ 3,427) and long-lived assets (€ 5,366) on the asset side and accounts payable (€ 4,650) and equity (€ 3,895) on the liability side. Intercompany transactions between IXOS SOFTWARE AG and memIQ Aktiengesellschaft were immaterial.

3.     Income taxes

Up until December 31, 2000 inclusive, German stock corporations were subject to corporate income tax at a rate of 40 % on fully retained earnings, 30 % on distributed earnings and trade tax depending on the municipality in which the company operates. Based on the German Tax Reduction Act (“Steuersenkungsge-setz”) passed on July 14, 2000 by the Federal Council of Germany, and effective January 1, 2001, the corporate income tax rate decreased to a uniform level of 25 % for distributed and non-distributed profits. Trade tax remains unaffected.

In addition, German stock corporations must pay a surcharge on corporate income tax of 5.5 % as a contribution to the costs of German reunification.

The provisions for income taxes consisted of the following:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Current
Germany	257	476	0
Europe (excluding Germany), North America and Asia	923	291	294

	1,180	767	294

Deferred
Germany	765	0	0
Europe (excluding Germany), North America and Asia	2,790	0	0

	3,555	0	0

Provisions for income taxes	4,735	767	294

Reconciliation of the provisions for income taxes to amounts computed by applying the statutory income tax rate of 37.3% (2001: 37.3%, 2000: 50%) to the tax expense disclosed in these financial statements:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Statutory income tax (37.3 % in 2002, 37.3 % in 2001, 50 % in 2000)	(11,186)	2,816	2,898
Increase (decrease) in income tax due to:
Deferred taxable income	0	2,581	0
Foreign income (losses) at different tax rates	2,144	(502)	(6)
Changes in valuation allowance on deferred tax assets	14,935	(3,456)	(1,974)
Effect of income earned in a foreign tax jurisdiction with tax-free status	(1,628)	(1,259)	0
Foreign currency exchange gain/loss on intercompany balances with long term investment nature	0	0	(840)
Amortization of goodwill	86	64	64
Amortization of deferred compensation	96	60	0
Prior year tax payments	247	463	0
Other	41	0	152

Provisions for income taxes	4,735	767	294

In fiscal year 1997, the Company’s Swiss subsidiary was founded and awarded tax-free status for the following 10-year period. The Company’s Swiss subsidiary generated income beginning in fiscal year 1998, which was not subject to income tax.

Net deferred income taxes consisted of the following:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Assets:
Net operating loss carryforwards	14,100	9,900	8,580
Accrued pension cost	138	113	183
Unearned revenue	490	1,062	762
Stock offering costs	748	559	559

Total deferred tax assets	15,476	11,634	10,084
Less: valuation allowance	(14,935)	(11,479)	(9,505)

Net deferred tax assets	541	155	579

Liabilities:
Deferred taxable income	0	1,219	1,486
Foreign exchange gain	194	155	13
Accrued liabilities	199	0	82
Other	148	0	34

Total deferred tax liabilities	541	1,374	1,615

Net deferred tax liability	0	(1,219)	(1,036)

Current portion of deferred taxes	0	(1,219)	(1,036)
Non-current portion of deferred taxes	0	0	0

	0	(1,219)	(1,036)

Due to the situation of IXOS as of June 30, 2001, a valuation allowance was set up for the balance of deferred tax assets within the different tax jurisdictions of the Company. Since the recoverability of deferred tax assets is still subject to uncertainty for 2003 and 2004, the Company has once again written these off in full. The remaining deferred tax liabilities all originate in USA tax jurisdictions where the existing deferred tax liabilities are not offset by deferred tax assets.

The net operating loss carryforward as of June 30, 2002, consists of € 12,567 out of the tax jurisdiction of Germany, € 3,572 out of the tax jurisdiction of Singapore, € 2,661 out of the tax jurisdiction of Great Britain, € 2,477 out of the tax jurisdiction of Australia and € 938 out of the tax jurisdiction of Malaysia. All unused tax losses do not expire.

4.     Earnings per share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares outstanding and dilutive stock options outstanding. The weighted average of common shares outstanding has been restated to reflect all share splits and share issues.

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Net income/(loss)	(27,108)	6,783	7,476

Basic weighted average common shares outstanding	19,427,005	19,687,150	19,677,661
Diluted effect of assumed exercise of stock options	590,757	170,015	69,810

Weighted average common shares outstanding assuming dilution	20,017,762	19,857,165	19,747,471

Basic net income/loss per share	(1.40)	0.34	0.38
Diluted net income/loss per share	(1.40)	0.34	0.38

E.     Explanations to the Consolidated Balance Sheet

5.     Cash and cash equivalents and short-term capital investments

As of balance sheet date, cash and cash equivalents include short-term securities of € 34,320 with terms of up to 30 days.

At the balance sheet date credit lines in an amount of € 10.534 were available. As of June 30, 2002 € 1.412 thereof were used by the issuance of bank guaranties.

6.     Allowance for doubtful accounts

The following table presents activity in the allowance for doubtful accounts balance:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Balance, beginning of year	348	832	2,009
Provision for doubtful accounts	753	2,131	530
Write-offs	(269)	(954)	(920)

Balance, end of year	832	2,009	1,619

7.     Prepaid expense and other assets

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Inventories	0	0	978
Prepayments	225	447	44
Unbilled revenue	116	0	891
Insurance covering pension liability	467	674	1,075
Prepaid expense	1,717	2,046	1,866
Deposits	574	1,100	693
Other	814	203	566

	3,913	4,470	6,113

8.     Property and equipment

Property and equipment consists of the following:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Leasehold improvements	2,743	7,830	8,076
Furniture and equipment	22,838	21,822	19,677

	25,581	29,652	27,753
Accumulated depreciation	(14,319)	(17,730)	(18,036)

Property and equipment, net	11,262	11,922	9,717

Depreciation expense was € 6,211 for fiscal year 2000, € 6,211 for fiscal year 2001 and € 4,185 for fiscal year 2002.

Additions in fiscal year 2002 were primarily leasehold improvements in subleased office space (Technopark II) of € 527 and computer equipment of € 1,284. Leasehold improvements are depreciated over the term of the sublease of 10 years.

9.     Purchased software

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Purchased software	1,390	1,909	4,998
Accumulated amortization	(899)	(1,196)	(1,488)

	491	713	3,510

The amortization expense was € 246 for fiscal year 2000, € 349 for fiscal year 2001 and € 380 for fiscal year 2002.

Additions in fiscal year 2002 relate to the acquisition of Professional User software licenses of € 3,000.

The development of the fixed assets is as follows:

	Acquisition and Production Cost

	July 1, 2001	Additions	Disposals	Cumulative	June 30, 2002
				Currency Trans-
				lation Adjustments
	€	€	€	€	€

Intangible assets
Software	1,909	3,179	88	2	4,998
Goodwill	1,201	0	0	0	1,201

	3,110	3,179	88	2	6,199

Property, plant and equipment
Leaserhold improvements	7,830	527	208	73	8,076
Factory and office equipment	21,822	1,959	3,277	827	19,677

	29,652	2,486	3,485	900	27,753

	32,762	5,665	3,573	902	33,952

10. Accrued liabilities

Accrued liabilities primarily relate to the following items:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Restructuring	5,837	0	0
Accrued salaries	3,270	6,855	5,970
Accrual for vacation accrued but not yet taken	2,481	1,861	2,290
Other	2,849	3,268	2,354

	14,437	11,984	10,614

See note 2 concerning the creation and reversal of the restructuring reserve.

11.     Schedule of liabilities

			of which due in

	June 30, 2002	less than	one to	more than
		one year	five years	five years
	€	€	€	€

Trade payables	7,739	7,739	0	0
Tax liabilities	1,980	1,980	0	0
Liabilities for social security	1,064	1,064	0	0
Other liabilities	286	286	0	0

	11,069	11,069	0	0

Customer advances and unearned revenues	11,679	11,679	0	0
Obligation under capital leases	131	131	0	0

	22,879	22,879	0	0

Securities for liabilities are not provided, except retention of title and similar rights.

Accumulated Depreciation					Net Book Value

July 1, 2001	Provisions	Reversals	Cumulative	June 30, 2002	June 30, 2002	June 30, 2001
			Currency Trans-
			lation Adjustments
€	€	€	€	€	€	€

1,196	380	88	0	1488	3,510	713
629	172	0	0	801	400	572

1,825	552	88	0	2,289	3,910	1,285

2,342	723	208	42	2,815	5,261	5,488
15,388	3,462	3,203	426	15,221	4,456	6,434

17,730	4,185	3,411	468	18,036	9,717	11,922

19,555	4,737	3,499	468	20,325	13,627	13,207

As of June 30, 2001 liabilities due in less than one year in amount of € 17,524 and liabilities of which due in one to five years in amount of € 131 were shown on the balance sheet.

As of June 30, 2000 liabilities due in less than one year in amount of € 16,966 and liabilities of which due in one to five years in amount of € 425 were shown on the balance sheet.

12.     Customer advances and unearned revenues

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Unearned revenues	9,149	10,798	11,561
Customer advances	575	425	118

	9,724	11,223	11,679

Unearned revenues result from deferred software license and maintenance revenues.

13.     Commitments from finance leases

The company leases office and factory equipment by means of noncancellable lease agreements which expire on various dates through 2003 at the latest. They are accounted for as follows:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Furniture and equipment	3,727	1,627	1,194
Accumulated depreciation	(2,597)	(1,137)	(975)

	1,130	490	219

Future minimum annual lease payments are as follows:

Fiscal year	€

2003	133

Total minimum lease payments	133

Less: Interest portion (4,40 % to 8,85%)	2
Present value of minimum lease payments	131
Less: Current portion	131

Non-current portion	0

Amortization of capital lease assets is included in depreciation expense.

14.     Retirement plans

IXOS SOFTWARE AG maintains pension commitments towards current management board members, former management board member and individual pension commitments to employees. The Company’s actuarial cost method for its plan is the projected unit credit method. The interest rate used is 6.5%. The Company’s policy is to deposit amounts with an insurance Company to cover the actuarial present value of the expected retirement benefits. The amounts deposited of € 1,075 in fiscal 2002, € 674 in fiscal 2001 and € 467 in fiscal 2000, respectively, are invested by the insurance company in short-term investments that do not have a readily determinable fair value. These amounts are included in the “prepaid and other” item under current assets. The amounts are independent of the defined benefit plan and do not constitute assets of the plan.

Pension expenses during the fiscal years can be allocated as follows:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Service cost	110	49	266
Interest cost on projected benefit obligations	75	72	97

Net pension cost	185	121	363

The following table sets forth the funded status and amount recognized for the Company’s defined benefit pension plan in the consolidated financial statements.

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Accumulated benefit obligations	1,049	1,168	1,495
Total projected benefit obligations	1,049	1,168	1,495

Projected benefit obligations
In excess of plan assets	1,049	1,168	1,495
Unrecognized net gain/loss	146	149	185

Accrued pension liabilities	1,195	1,317	1,680

15. Financial commitments

Future rent payments and lease obligations from non-cancelable leases for operating equipment for the next five years after June 30, 2002 is as follows:

Fiscal year	€

2003	12,111
2004	11,230
2005	9,328
2006	8,339
2007	8,232
thereafter	29,192

Rent expense amounted to € 6,016 for fiscal year 2000, € 7,648 for fiscal 2001 and € 10,917 for fiscal year 2002.

A part of the financial commitments for the next five years of € 28,329 will be offset by rental income of € 28,381. In addition, future rent payments of € 21,247 for the period after fiscal year 2007 will be compensated by rental income of € 15,281.

16.     Disclosures on the equity of IXOS SOFTWARE AG

At the shareholders’ meeting held on July 21, 1998, the Management Board was authorized, from time to time until July 21, 2003, with the approval of the Supervisory Board, to increase the share capital of IXOS by a total amount of up to DM 4,800 through the issuance of shares (“Authorized Capital I and IV”).

At the shareholders’ meeting held on November 25, 1999, it was decided to increase the common stock to the amount of € 19,259 and to divide it into 19,259,285 new shares through a stock split of five-for-one. Furthermore, it was decided to expand Authorized Capital I and IV, passed by resolution of the shareholders’ meeting held on July 21, 1998, from DM 4,800 to € 4,800, with the authorization of the Management Board extended to November 25, 2004.

At the general meeting dated March 6, 2002 a resolution was passed contingently increasing the common stock of the Company by € 500, split into up to 500,000 no-par value bearer shares (contingent capital IV). The contingent capital increase is earmarked for future conversion of options.

In September 2001 the company acquired 40.000 treasury shares to the nominal value of € 40. The acquisition price was € 241 (1,22 % of the share capital). The shares were repurchased for the stock options program.

The Company’s shares are quoted on the Neuer Markt segment of the Frankfurt Stock Exchange and the Company’s ADS’s have been quoted on the NASDAQ National Market since October 7, 1998.

For purposes of computing net income per share, all historical weighted average share and per share amounts have been restated to reflect the share splits.

17.     Stock Option Plan

The Company has a U.S. Stock Option Plan, a Non-U.S. Stock Option Plan and a worldwide Stock Option Plan (the “Stock Option Plans”). The U. S. and the Non-U. S. Plans were established in fiscal year 1998 and provide for the grant of options with a term of ten years and a vesting period of three or four years from the date at grant. The U. S. Stock Option Plan options vest monthly over four years after an initial six-month period. The Non-U. S. Stock Option Plan options vest annually over three years. The worldwide Stock Option Plan was established in fiscal 2000. These options vest annually over four years. All options granted on or before June 30, 2000 have a term of ten years, those options granted after June 30, 2000, have a term of six years. The Company has been authorized by the shareholders within the last years to grant options for up to 2,425,998 shares of common stock under the Stock Option Plans. In order to implement the Company’s Stock Option Plans, the shareholders resolved to create contingent capital of € 2,426 to cover the grant of 2,425,998 shares which can be issued at the request of the stock option holder. As of June 30, 2002, 465,444 of the grant options have been exercised. Thus, the remaining contingent capital as of balance sheet date amounts to € 1,961.

In connection with the grant of certain stock options to employees in May 1998, the Company recorded deferred compensation of € 579 representing the difference between the fair value of the common stock for accounting purposes and the exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders’ equity and is amortized on a pro rata basis over the vesting period of the applicable options. The associated amortization expense was € 161 for fiscal 2001, € 193 for fiscal 2000 and € 193 for fiscal 1999. The compensation expense reported in equity is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder’s services.

The following tables provide information with respect to the Stock Option Plans as of and for the year ended June 30, 2002:

		Weighted average
	Options	exercise price
	Outstanding	€

Balance, June 30, 1999	1,167,490	10.02

Grants	566,641	24.67
Exercised	(397,878)	4.85
Cancelled	(167,720)	18.94

Balance, June 30, 2000	1,168,533	17.61

Grants	271,330	12.77
Exercised	(67,566)	4.56
Cancelled	(277,770)	24.90

Balance, June 30, 2001	1,094,527	15.33

Grants	74,180	7.07
Cancelled	(61,431)	20.68

Balance, June 30, 2002	1,107,276	13.91

		Remaining contract
Exercise Price	Options	life in years	Number
€	Outstanding	(weighted average)	exercisable

3.93	172,500	5.3	172,500
7.44	162,241	5.8	162,241
17.38	107,150	6.3	106,385
40.80	68,685	6.7	68,185
35.38	3,180	6.9	3,020
33.18	1,665	7.0	1,145
28.60	4,770	7.2	4,450
25.02	9,405	7.4	6,535
50.90	8,750	7.6	8,750
19.80	291,037	8.0	159,251
11.21	33,633	4.6	11,213
7.39	15,180	4.9	5,047
4.43	56,080	5.4	7,500
6.42	8,000	5.9	0
8.00	165,000	5.9	165,000

	1,107,276	6.4	881,222

As of June 30, 2001 and June 30, 2000 there were 564,334 and 193,467 exercisable stock options respectively. SFAS No. 123, “Accounting for Stock-Based Compensation”, requires the fair value of stock options to be included in the consolidated statements of operations or disclosed in the notes to the consolidated financial statements. The Company has decided to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and has elected the disclosure-only alternative provided under SFAS No. 123. The fair value of options granted has been estimated using the Black-Scholes model prescribed by SFAS No. 123. The actual results and proforma results of the Company and the net income (loss) earnings per share at the end of fiscal 2002 are shown below if these figures are reflected in the statement of operations in accordance with SFAS No. 123.

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Net income/loss:
as reported	(27,108)	6,783	7,476
Pro forma	(28,514)	5,220	6,146

Basic net income/loss per share:
as reported	(1.40)	0.34	0.38
Pro forma	(1.47)	0.27	0.31

Diluted net income/loss per share:
as reported	(1.40)	0.34	0.38
Pro forma	(1.47)	0.26	0.31

The fair value of these options was estimated at the date of grant using the Black-Scholes Model with the following weighted-average assumptions: risk-free interest rate of 4.4% (2001: 4.7%; 2000: 5.2%), nil dividend yield for all years presented, expected volatility 66% (2001: 60%; 2000: 60%) and an expected life for the options of 4 years (2001 and 2000: four years). All options granted during fiscal 2002 had an exercise price equal to the fair market value of the shares at the date of grant. The estimated weighted average fair value of the options granted during fiscal 2002 amounts to € 2.41 (2001: € 6.43; 2000: € 13.15).

F.     Other disclosures

18.     Related parties

As of June 30, 2002 SAP Aktiengesellschaft (“SAP”) held less than 5 % of the Company’s common stock and therefore is no longer classified as a related party.

Until December 31, 1999 SAP was via its US and Canadian subsidiaries a non-exclusive reseller of IXOS-ARCHIVE licenses in North America. SAP also paid royalties to and purchased services from the Company.

The Company received revenues and had receivables from SAP as follows:

	June 30, 2000	June 30, 2001
	€	€

Reseller revenues	10,161	962
Other revenues	464	1,478
Trade receivables	1,140	322

Certain investment companies, which are related parties of Goldman, Sachs & Co. (“Goldman Sachs”) owned approximately 6.294 % of the shares of the Company as of June 30, 2001. As of June 30, 2002 these companies held 0 % of the Company’s stock.

Prof. Dr. Wilhelm Haarmann, who was a member of the Supervisory Board of IXOS SOFTWARE AG until March 31, 2002, is also a member of the law firm Haarmann, Hemmelrath & Partner, which frequently acts as legal and tax advisor to the Company. Expenditures invoiced by Haarmann, Hemmelrath & Partner for their legal and tax consulting services amounted to € 49 during year fiscal 2002, € 46 during year fiscal 2001 and € 131 during year fiscal 2000. The Company also retains another member of the Supervisory Board, Hansjo-erg Staehle, as a legal advisor. Expenditures invoiced by Mr. Staehle during fiscal year 2002 were € 19, during fiscal year 2001 € 31. Payments during fiscal year 2000 were immaterial.

The Company believes that the terms of all transactions with related parties are comparable to those that would be attainable by the Company in the ordinary course of business from unaffiliated third parties under similar circumstances.

19.     Geographical information/ segment reporting

In June 1997 the Financial Accounting Standards Board published statement No. 131 (SFAS No. 131) concerning segment reporting and the disclosure of similar information. The statement requires the reconciliation of figures from segment reporting to the figures of the financial statements. In addition, SFAS No. 131 lists examples for the segment reporting of products, services, geographical breakdowns of sales and important customers. SFAS No. 131 was adopted beginning with the fiscal year ended June 30, 1999. IXOS SOFTWARE Aktiengesellschaft is a software manufacturer and deals with the development, manufacture, marketing and licensing of standard client-server software applications. All products and the related services are offered worldwide in the same manner. Further business activities are not planned. The Company believes that, it only operates in one business segment and accordingly has structured its management and internal reports to reflect this single segment.

Break-down of geographically-related information by normal operating revenues and related assets:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Revenues
Germany	37,034	50,966	66,968
North America	43,218	37,703	37,592
Europe (excluding Germany)	38,905	38,594	44,639
Asia/Pacific	18,889	17,342	15,754
Consolidation	(30,325)	(27,606)	(42,152)

Total	107,721	116,999	122,801

Income (Loss) from operations
Germany	(15,441)	(1,207)	9,174
North America	(4,586)	3,053	68
Europe (excluding Germany)	(3,954)	4,056	1,294
Asia/Pacific	(21)	541	(2,099)
Consolidation	(291)	(493)	(54)

Total	(24,293)	5,950	8,383

Identifiable assets
Germany	64,927	70,773	79,916
North America	24,689	17,044	13,067
Europe (excluding Germany)	22,101	31,871	43,235
Asia/Pacific	15,575	17,363	15,784
Consolidation	(42,582)	(47,029)	(52,740)

Total	84,710	90,022	99,262

Due to the allocation of royalties the comparability of the figures is limited.

20.     Employee shares

From fiscal years 1990 through 1997, a related party owned by the spouses of the Company’s founders, iXPART GmbH (“iXPART”), sold equity interests of the Company to certain employees. Because iXPART was considered an entity under common control, the Company included iXPART in its consolidated financial statements and accounted for the shares sold to employees as if the Company actually sold such shares. No compensation expense was recorded because the shares sold to employees met the criteria of EITF 87-23.

Under three shareholders’ agreements, which were terminated in October and November 1997, the employee shareholders were allowed to purchase, and the Company was allowed to repurchase upon an employee’s termination, the shares based on a formula price and were obligated to vote in agreement with certain other shareholders on significant corporate transactions. In addition, the shareholder’s agreements provided iXPART with a right of first refusal with respect to the re-sale of equity interest at a price fixed annually by the shareholders of the Company, for so long as the employee shareholders remained employees of the Company. Simultaneously, the shareholders’ agreement granted iXPART the right to repurchase employee shares at a price to be set annually by IXOS shareholders as long as the respective employee is also an shareholder of IXOS. Employee shareholders were also subject to additional restrictions related to the pre-emptive rights of other shareholders. In fiscal 1997 these employee shares were converted into common stock. By contract dated June 10, 1998, iXPART was merged into the Company. The shares in the Company held by iXPART, which also represented its only material asset, were distributed to the shareholders of iXPART in line with their shareholding.

21.     Employees

The average number of employees in fiscal year 2002 was 755 (2001: 814).

Break-down of the number of employees classified by regions and functions:

	Germany	Europe	North America	Asia/Pacific	Total

Technology/maintenance	126	40	25	20	211
Service	52	1	17	9	79
Training	9	0	1	0	10
Research & Development	145	30	4	0	179
Sales	44	61	36	24	165
Marketing	25	3	3	2	33
Administration	70	20	7	4	101

Total	471	155	93	59	778

22.     Management Board and Supervisory Board

The members of the Management Board in fiscal year 2002 were:

Robert Hoog Peter Rau Hartmut Schaper Jürg Wyttenbach	Chairman Finance Technology Sales & Marketing	since March 1, 2002 until February 28, 2002

Total remuneration for members of the Management Board in fiscal year 2001/2002 amounted to € 1,629. The fixed portion of the total remuneration amounted to € 1,282, the variable portion amounted to € 347 (21,3 % of fixed remuneration).

Stock options held by members of the Management Board at balance sheet date

	Stock options	Exercise price

Robert Hoog	35,000	19.80
	65,000	8.00
Peter Rau	50,000	8.00
Hartmut Schaper	50,000	8.00

Jürg Wyttenbach held 52,500 stock options. When he left the company he returned the 40,000 stock options he received according to his contract of employment as a Management Board member. Within the scope of earlier employment contracts he has received 12,500 Stock options. The exercise price for these remaining 12,500 has been € 17.38.

Remuneration for members of the Supervisory Board

The remuneration for members of the Supervisory Board is provided for in the company statutes §15. The remuneration of the members of the supervisory Board includes expense and a fixed remuneration amounting to € 8 per annum. The chairman receives the double, the deputy chairman receives the one and a half.

For each Supervisory Board meeting the remuneration for the attending members amounts to € 1 (variable portion of remuneration).

Total remuneration for members of the Supervisory Board in fiscal year 2002 amounted to € 112. The fixed portion of total remuneration amounted to € 60, the variable portion amounted to € 52.

23.     Declaration on the Corporate Governance Code pursuant to sec. 161 AktG

The management board and supervisory board have submitted the required declaration that they are and will in future be in compliance with the recommendations of the “Government Commission German Corporate Government Code” published by the Federal Ministry of Justice in the official part of the electronic Federal Gazette (“Bundesanzeiger”).

24.     Differences between US GAAP and HGB (German Commercial Code)

In accordance with the interpretation by the German Accounting Standards Committee (GASC) in German Accounting Standard DRS 1 the consolidated financial reporting of the parent company is in line with Directive 83/349/EG.

The provisions of German Commercial Code (HGB) and German Stock Corporation Law differ from US GAAP in many respects. The principle differences which could be of relevance for evaluating the Company’s net worth, financial position and results of operations, are:

According to HGB, all items in the balance sheet and statement of operations must follow the form and classification set out in secs. 266 and 275 HGB. US GAAP requires a different presentation by which the balance sheet items are classified in order of liquidity. Under US GAAP current portions of noncurrent receivables and liabilities are stated in separate balance sheet items. The portion due within 12 months is considered to be current.

In comparison to German GAAP there are also differences which arise from the application of US GAAP in the area of valuing foreign currency items, deferred taxes, leases, revenue recognition, application of the percentage of completion method, capital reserves, treasury stock, and accruing for pensions and guaranties.

25.     Subsequent Events
IXOS agreed upon an equity financing with General Atlantic Partners on August 12, 2002. This leading global private equity investor participates in IXOS with a total of 25.1 % and 5.4 million shares, respectively. General Atlantic has acquired 1.8 million shares from a capital increase as well as 1.8 million shares each from the founders, the families Färber and Strack-Zimmermann. IXOS is going to increase the capital stock from 19,724,659 shares at present to 21,524,659 shares. Thus, the company exercises the right to increase the capital stock against cash investment disbarring subscription privilege to other shareholders. By this transaction IXOS wants to guarantee an orderly transition from the founders to a long-term orientated investor and is securing a wide basis for financing future growth.

Grasbrunn, August 13, 2002

IXOS SOFTWARE Aktiengesellschaft

The Management Board

/s/ ROBERT HOOG Name: Robert Hoog	/s/ PETER RAU Name: Peter Rau	/s/ HARTMUT SCHAPER Name: Hartmut Schaper	/s/ RICHARD GAILER Name: Richard Gailer