Form 20-F/A
period 2002-06-30
IXOS SOFTWARE AG
filed 2003-06-30
CIK 1070394

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 333-09392

IXOS SOFTWARE AKTIENGESELLSCHAFT
(Exact name of Registrant as specified in its charter)

IXOS SOFTWARE CORPORATION

(Translation of Registrant’s name into English)

Federal Republic of Germany

(Jurisdiction of Incorporation or Organization)

Bretonischer Ring 12
D-85630 Grasbrunn/Munich
Germany
(011) (49) (89) 46 290
(Address and telephone number of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered

Bearer Ordinary Shares*	Nasdaq National Market
American Depositary Shares, evidenced by	Nasdaq National Market
American Depositary Receipts, each representing one Bearer Ordinary Share

*	The Bearer Ordinary Shares are not traded on the Nasdaq National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

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

Item 17 [   ]     Item 18 [X]

Forward Looking Statements

     This Form 20-F/A contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and on information currently available to us. When used in this Annual Report, the words “anticipate”, “believe”, “can”, “estimate”, “expect”, “intend”, “plan”, “project”, “should”, “will” and similar expressions as they relate to our company or our management, are intended to identify forward-looking statements. These statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties and other factors, many of which are outside of our control and which may cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

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

     Investors are cautioned not to put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Explanatory Note

     As communicated on May 6, 2003, IXOS’ financial control department discovered irregularities in the Belgian sales region, which were due to the misconduct of a single member of the sales team, who forged a total of four customer orders in the period from March to June 2002. As a result of the misconduct, the IXOS Group recorded excess sales revenue from software licenses of EUR 801 (or 0.7% of annual sales revenue) in the second half of fiscal year 2001/2002 (January 1 - June 30, 2002). The excess income from operations reported amounted to EUR 674. Since IXOS Software AG is committed to observing strict standards of transparency and fair disclosure, the Executive Board of IXOS resolved to restate the original consolidated annual financial statements for fiscal year 2001/2002.

     This Form 20-F/A amends Items 3, 4, 5, 17, 18 and 19 of the Form 20-F filed by IXOS on December 23, 2002 (the “Form 20-F”). As only Items 3, 4, 5, 17, 18 and 19 are affected, only those items are reproduced in this Form 20-F/A. The financial statements included in Item 18 of this Form 20-F/A replace in their entirety the financial statements included in Item 18 of the Form 20-F.

     Information regarding the effect of the restatement on IXOS’s results of operations for the fiscal year ended June 30, 2002 and the quarters ended March 31, 2002 and June 30, 2002 is provided below as well as in Item 5 “Operating and Financial Review and Prospects” of this amendment and in the Note B to the Consolidated Financial Statements included in Item 18 of this amendment except as required to reflect the effects of the restatement.

     This Form 20-F/A does not amend, update or restate any other items or sections of the Form 20-F.

Restatements for fiscal year ended June 30, 2002 (in thousands)

     Changes were made to the consolidated statement of operations, the balance sheet, the statement of cash flows and the statement of shareholders’ equity as follows:

Consolidated statement of operations:

	Fiscal year ended June 30, 2002

	as reported	as restated	change	change
	EUR thousand	EUR thousand	EUR thousand	in %

Revenues
Software licenses	53,822	53,021	(801)	-1.5%
Services	35,701	35,701	-	0.0%
Maintenance	33,278	33,278	-	0.0%
Total revenues	122,801	122,000	(801)	-0.7%
Total cost of revenues	38,495	38,495	-	0.0%
Operating expenses
Sales and marketing	47,803	47,715	(88)	-0.2%
Research and development	15,672	15,663	(9)	-0.1%
General and administration	12,455	12,425	(30)	-0.2%
Other operating income/expenses	(7)	(7)	-	0.0%
Total operating expenses	75,923	75,796	(127)	-0.2%
Income from operations	8,383	7,709	(674)	-8.0%
Income (loss) before provisions for income taxes and minority interest	7,770	7,096	(674)	-8.7%
Net income	7,476	6,802	(674)	-9.0%
Net income per share
Basic	0.38	0.35	(0.03)	-9.0%
Diluted	0.38	0.34	(0.04)	-9.0%

CONSOLIDATED BALANCE SHEET AND STATEMENT OF SHAREHOLDERS’ EQUITY

     The restatement resulted in a EUR 793 net reduction in accounts receivable. Receivables now amount to EUR 44,409 (previously EUR 45,202). Total current assets and total assets have been reduced by the same amount. They now amount to EUR 84,842 (previously EUR 85,635) and EUR 98,469 (previously EUR 99,262), respectively.

     As a result of the restatement of net income by EUR 674, shareholders’ equity declined from EUR 62,601 to EUR 61,927. This led to reductions in other items in the statement of shareholders’ equity: the consolidated retained deficit increased from EUR -953 to EUR -1,627 and comprehensive income decreased from EUR 6,509 to EUR 5,835. Accrued liabilities were reduced by EUR 119 as a result of the reversal of accrued salaries and amounted to EUR 10,495 (previously EUR 10,614). Current liabilities therefore total EUR 34,862 (previously EUR 34,981). Total liabilities and shareholders’ equity now amounts to EUR 98,469 (previously EUR 99,262).

CASH FLOW

     The restatement of net income, accounts receivable and accrued liabilities described above also results in changes in the cash flow statement in the amounts given above. However in total these changes had no impact on operating cash flow and total cash flow.

Item 3: Key Information

Selected Financial Data

     The statement of operations data for the fiscal years ended June 30, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of June 30, 1998, 1999, 2000, 2001 and 2002, set forth below in accordance with U.S. GAAP, have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere herein, which have been audited by Ernst & Young Revisions- und Treuhandgesellschaft mbH (formerly Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH), independent public accountants, as indicated in their reports thereon, which also appear in this document. The company’s financial statements for the fiscal year ended June 30, 2002 have been restated.

     The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included in this Form 20-F.

Selected Financial Data

	Year ended June 30,

					2002
(In thousands of EUR, except share and per share amounts)	1998[1]	1999[1]	2000	2001	(Restated)[2]

Statement of Operations Data:
Revenues:
Software licenses	32,308	61,055	60,012	58,370	53,021
Services	19,704	25,097	31,296	32,018	35,701
Maintenance	5,120	9,520	16,413	26,611	33,278

Total revenues	57,132	95,672	107,721	116,999	122,000

Cost of revenues:
Software licenses	(1,473)	(858)	(3,529)	(816)	(1,632)
Services	(12,039)	(18,665)	(26,932)	(25,137)	(26,915)
Maintenance	(4,382)	(7,707)	(7,911)	(9,021)	(9,948)

Total cost of revenues	(17,894)	(27,230)	(38,372)	(34,974)	(38,495)

Gross profit	39,238	68,442	69,349	82,025	83,505

Operating expenses:
Sales and marketing	(21,302)	(37,639)	(53,921)	(52,776)	(47,715)
Research and development	(5,734)	(12,434)	(19,182)	(15,667)	(15,663)
General and administrative	(8,701)	(8,860)	(13,680)	(13,188)	(12,425)
Other operating income	0	0	0	3,798	6,191
Other operating expenses	0	0	(6,859)	1,758	(6,184)

Total operating expenses	(35,737)	(58,933)	(93,642)	(76,075)	(75,796)

[1]	DM figures were translated to EUR by dividing the DM amount by 1.95583 which is the official rate fixed by the Council of the European Union.
[2]	The company’s financial statements for the fiscal year ended June 30, 2002 have been restated. See note B to the Consolidated Financial Statements for a description of the restatements.

	Year ended June 30,

					2002
(In thousands of EUR, except share and per share amounts)	1998[1]	1999[1]	2000	2001	(Restated)[2]

Income (loss) from operations	3,501	9,509	(24,293)	5,950	7,709
Other income (expense)	(203)	1,821	1,920	1,600	(613)
Income (loss) before provisions for income taxes and minority interest	3,298	11,330	(22,373)	7,550	7,096
Provisions for income taxes	(1,243)	(1,100)	(4,735)	(767)	(294)
Minority Interest	(58)	0	0	0	0
Net income (loss)	1,997	10,230	(27,108)	6,783	6,802
Net income (loss) per share:
Basic	0.13	0.55	(1.40)	0.34	0.35
Diluted	0.13	0.52	(1.40)	0.34	0.34
Weighed average shares outstanding:
Basic	15,813,325	18,724,877	19,427,005	19,687,150	19,677,661
Diluted	15,915,480	19,577,556	20,017,762	19,857,165	19,747,471

	Year ended June 30,

					2002
(In thousands of EUR, except share and per share amounts)	1998[1]	1999[1]	2000	2001	(Restated)[2]

Balance Sheet Data (end of period):
Total current assets	25,227	86,406	72,213	76,815	84,842
Total assets	33,057	101,968	84,710	90,022	98,469
Total current liabilities	18,816	26,019	34,209	32,241	34,862
Total long-term obligations, including capitalized leases	2,000	1,064	425	131	0
Total shareholders’ equity	11,375	73,856	48,881	56,333	61,927
Capital stock	8,719	10,426	20,158	20,303	20,303

[1]	DM figures were translated to EUR by dividing the DM amount by 1.95583 which is the official rate fixed by the Council of the European Union.

[2]	The Company's financial statements for the fiscal year ended June 30, 2002 have been restated. See note B to the Consolidated Financial Statements for a description of the restatements.

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

[1]	The company’s financial statements for the fiscal year ended June 30, 2002 have been restated. See note B to the Consolidated Financial Statements for a description of the restatement.

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

     Although during the last fiscal year IXOS Shares outperformed both the NEMAX 50 and NASDAQ indices, our Share price fell 24% from EUR 6.40 as of June 30, 2001 to EUR 4.85 as of June 30, 2002. Our market capitalization fell correspondingly from EUR 126 million at the beginning of the fiscal year to EUR 95 million on June 30, 2002. In the same period our ADS price fell 6.8% from USD 5.15 to USD 4.80.

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

     Since April 2002, IXOS has had a global technology and sales partnership with EMC Corporation that aims to integrate products from the IXOS-eCON Solution Suite with the newly announced EMC Centera Content Addressed Storage solution, in addition to the existing incorporation of the Symmetrix platform. This will allow IXOS and EMC to offer customers joint tailor-made solutions for archiving enterprise data and documents (e.g., e-mails) which are customized exactly to the requirements of their business. Further areas for partnership models include the integration of high-end workflow solutions, search engines and storage systems, as well as the incorporation of automatic document classification systems. IXOS has strengthened its relationship with its technology partner Software AG. At CeBIT 2002, the two software manufacturers presented a solution for the auditable archiving of XML-based e-commerce business documents.

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

Product Development

     To ensure our long-term success in the market, we are working to improve our existing products. At the same time, we are planning the market launch of the next generation of products, which will allow more intelligent document content management. In the past fiscal year, we provided additional resources for the development of new products. The expansion of the IXOS-eCONserver will make it easier to store the metadata of documents from the various leading systems (e.g., SAP, Siebel, MS Exchange) in the IXOS server, as well as their contents. Controlled access will be guaranteed through the centralized management of user and access rights.

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

Revenue Trends

     The following table illustrates our total revenues by region for the fiscal years ended June 30, 2000, 2001 and 2002:

	Revenues by Region

	Year ended June 30,

			2002
(In thousands of EUR)	2000	2001	(Restated)

Germany	35,200	32,113	32,498
North America	34,322	37,670	37,499
Europe (excluding Germany)[1]	24,515	29,981	37,211
Asia/Pacific	13,684	17,235	14,792

Total	107,721	116,999	122,000

     The following table illustrates our revenues for the fiscal years ended June 30, 2000, 2001 and 2002 by type of revenue:

	Revenues by Type of Revenue

	Year ended June 30,

			2002
(In thousands of EUR)	2000	2001	(Restated)

Revenues:
Software licenses[1]	60,012	58,370	53,021
Services	31,296	32,018	35,701
Maintenance	16,413	26,611	33,278

Total	107,721	116,999	122,000

[1]	Revenues in Europe (excluding Germany) and software license revenues have been restated. See Note B to our Consolidated Financial Statements for a description of the restatement.

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

     IXOS SOFTWARE K.K. in Tokyo, Japan is the headquarters for Japan.

     The following table illustrates a list of our wholly-owned subsidiaries:

Country of
Name of Subsidiary	Ownership	Incorporation	Function

IXOS SOFTWARE, Inc.	wholly owned	U.S	Sales
IXOS SOFTWARE (International) AG	wholly owned	Switzerland	Sales
IXOS SOFTWARE K.K	wholly owned	Japan	Sales
IXOS Asia PTE Ltd.	wholly owned	Singapore	Sales
IXOS SOFTWARE s.r.o	wholly owned	Czech Republic	Sales, R&D
IXOS (Netherlands) B.V	wholly owned	Netherlands	Sales
IXOS SOFTWARE Limited	wholly owned	Great Britain	Sales
IXOS SOFTWARE Australia Pty. Ltd.	wholly owned	Australia	Sales
IXOS SOFTWARE Sdn. Bhd	wholly owned	Malaysia	Sales
IXOS SOFTWARE (Austria) GmbH	wholly owned	Austria	Sales

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

     In fiscal year ended June 30, 2002, foreign currency exchange losses amounted to EUR 1.2 million due to, among other things, to the euro’s strong growth. This negatively impacted our financial results. Income before provisions for income taxes and minority interest grew at a slower pace than income from operations. The net loss from foreign currency translation of EUR -1.2 million that was recorded in fiscal year 2002 consists of EUR -0.3 million in realized exchange rate gains and losses, and unrealized exchange rate gains and losses of EUR -0.9 million. Net interest income increased by EUR 0.1 million from EUR 0.5 million in fiscal year 2001 to EUR 0.6 million in fiscal year 2002 (20%). This occurred as a result of short-term deposits or loan transactions.

Restatement

     As communicated on May 6, 2003, IXOS’ financial control department discovered irregularities in the Belgian sales region, which were due to the misconduct of a single member of the sales team, who forged a total of four customer orders in the period from March to June 2002. As a result of the misconduct, the IXOS Group recorded excess sales revenue from software licenses of EUR 801 (or 0.7% of annual sales revenue) in the second half of fiscal year 2001/2002 (January 1 - June 30, 2002). The excess income from operations reported amounted to EUR 674. Since IXOS Software AG is committed to observing strict standards of transparency and fair disclosure, the Executive Board of IXOS resolved to restate the original consolidated annual financial statements for fiscal year 2001/2002.

Results of Operations: 2000 to 2002

     The following table sets forth, for the fiscal periods indicated, certain items in our consolidated statements of operations data.

	Year ended June 30,

			2002
(In thousands of EUR)	2000	2001	(Restated)[1]

Consolidated Statement of Operations:
Revenues:
Software licenses	60,012	58,370	53,021
Services	31,296	32,018	35,701
Maintenance	16,413	26,611	33,278

Total revenues	107,721	116,999	122,000

Cost of revenues:
Software licenses	(3,529)	(816)	(1,632)
Services	(26,932)	(25,137)	(26,915)
Maintenance	(7,911)	(9,021)	(9,948)

	(38,372)	(34,974)	(38,495)

Gross profit	69,349	82,025	83,505

Operating expenses
Sales and marketing	(53,921)	(52,776)	(47,715)
Research and development	(19,182)	(15,667)	(15,663)
General and administrative	(13,680)	(13,188)	(12,425)
Other operating income	0	3,798	6,191
Other operating expenses	(6,859)	1,758	(6,184)

Total operating expenses	(93,642)	(76,075)	(75,796)
Income (loss) from operations	(24,293)	5,950	7,709
Other income (expense)	1,920	1,600	(613)
Income (loss) before provisions for income taxes and minority interest	(22,373)	7,550	7,096
Provisions for income taxes	(4,735)	(767)	(294)
Net income (loss)	(27,108)	6,783	6,802

[1]	The company’s financial statements for the fiscal year ended June 30, 2002 have been restated. See note B to the Consolidated Financial Statements for a description of the restatements.

     The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations reflected as a percentage of total revenues.

	Year ended June 30,

			2002
	2000	2001	(Restated)[2]

Consolidated Statement of Operations Data
Revenues:
Software licenses	55.7%	49.9%	43.4%
Services	29.1%	27.4%	29.3%
Maintenance	15.2%	22.7%	27.3%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	(3.3)%	(0.7)%	(1.3)%
Services	(25.0)%	(21.5)%	(22.1)%
Maintenance	(7.3)%	(7.7)%	(8.2)%

Total cost of revenues	(35.6)%	(29.9)%	(31.6)%

Gross profit	64.4%	70.1%	68.4%

Operating expenses

Sales and marketing	(50.1)%	(45.1)%	(39.1)%

Research and development	(17.8)%	(13.4)%	(12.8)%

General and administrative	(12.7)%	(11.3)%	(10.2)%

Other operating income	0.0%	3.2%	5.1%

Other operating expenses	(6.4)%	1.5%	(5.1)%

Total operating expenses	(86.9)%	(65.0)%	(62.1)%

Income (loss) from operations	(22.6)%	5.1%	6.3%

Other income (expense)	1.8%	1.4%	(0.5)%

Income (loss) before provisions for income taxes and minority interest	(20.8)%	6.5%	5.8%

Provisions for income taxes	(4.4)%	(0.7)%	(0.2)%

Net income (loss)	(25.2)%	5.8%	5.6%

[1]	The company’s financial statements for the fiscal year ended June 30, 2002 have been restated. See note B to the Consolidated Financial Statements for a description of the restatements.

Year Ended June 30, 2002 Restated Compared to Year Ended June 30, 2001

     Revenues. Total revenues increased by EUR 5.0 million from EUR 117.0 in fiscal year 2001 to EUR 122,0 million in fiscal year 2002 (4%).

     As in previous years, the greater part of our sales revenue in fiscal year 2001 was generated from the sale of software licenses. Software license revenues decreased by EUR 5.3 million from EUR 58.4 million in fiscal year 2001 to 53.0 million in fiscal year 2002 (9%). The decrease was due to customers’ reluctance to invest following the terrorist attacks in September 2001 in the U.S. and a weakened global economy. Overall, licenses contributed 43.4% to total revenue in fiscal 2002.

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

Revenues by Region

     Our sales revenue is distributed among different regions of the world. Europe excluding Germany (“EMEA”) proved to be the strongest growth market in the past fiscal year. EMEA revenue increased by EUR 7.2 million from EUR 30.0 million in fiscal year 2001 to EUR 37.2 million in fiscal year 2002 (24%).

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

	Revenues by Region

	Year ended June 30,

			2002
(In thousands of EUR)	2000	2001	Restated

Germany	35.2	32.1	32.5
North America	34.3	37.7	37.5
Europe (excluding Germany)[1]	24.5	30.0	37.2
Asia/Pacific	13.7	17.2	14.8

Total	107.7	117.0	122.0

[1]	The company’s financial statements for the fiscal year ended June 30, 2002 have been restated. See note B to the Consolidated Financial Statements for a description of the restatements.

     We continued to improve our profitability in the past fiscal year. The costs of goods sold, i.e., costs directly related to license, service and maintenance revenue, increased only slightly from EUR 35.0 million to EUR 38.5 million.

     Cost of Revenues. Cost of revenues consists primarily of royalties and sublicense fees for industry standard related databases and costs of the support and services departments. Total cost of revenues increased by EUR 3.5 million from EUR 35.0 million in fiscal year 2001 to EUR 38.5 million in fiscal year 2002. The ratio of the cost of goods sold to revenue increased only marginally from 29.9% to 31.6%.

     Costs of software licenses increased by EUR 0.8 million from EUR 0.8 million in fiscal year 2001 to EUR 1.6 million in fiscal 2002, which is 1.3% of total revenues (previous year: 0.7%). This was primarily related to higher database license fees which we had to pay to Oracle.

     Cost of service revenue increased by EUR 1.8 million from EUR 25.1 million in fiscal year 2001 to EUR 26.9 million in fiscal year 2002 (7%), being 22.1% of revenues (previous year: 21.5%).

     Cost of maintenance revenues increased by EUR 0.9 million from EUR 9.0 million in fiscal year 2001 to EUR 9.9 million in fiscal year 2002 (10%). This increase was due to an expansion in the company’s installed base, which rose in fiscal year 2001 by 29% to over 2000 installations worldwide and required additional resources in staff to provide the maintenance support. Maintenance costs have been 8.2% (previous year: 7.7%) of revenues.

     Operating expenses. Operating expenses consist of sales and marketing, research and development and general and administrative expenses. Total operating expenses decreased slightly from EUR 76.1 million in fiscal year 2001 to EUR 75.8 million in fiscal year 2002.

     Sales and marketing expenses decreased by EUR 5.1 million from EUR 52.8 million in fiscal year 2001 to EUR 47.7 million in fiscal year 2002 (10%). This decrease was due to our cost cutting management and restructuring efforts and a decrease in headcount. In fiscal year 2002 we focused on streamlining our international sales and marketing organization. For the future we intend to further invest in marketing activities which will promote our product sales.

     Research and development costs were EUR 15.7 million in fiscal year 2002, consistent with fiscal year 2001.

     General and administrative costs decreased by EUR 0.7 million from EUR 13.2 million in fiscal year 2001 to EUR 12.4 million in fiscal year 2002 (6%). They have been partly reclassified as a result of the annual audit compared to the quarterly reports.

     Operating Income (expenses). Other operating income increased from EUR 3.8 million in fiscal year 2001 to EUR 6.2 million in fiscal year 2002 (63%). Other operating income only includes the income from the sublease of the office building, Technopark II in fiscal year 2001/2002. Other operating expenses, which increased from EUR 1.8 million in fiscal year 2001 to EUR 6.2 million in fiscal year 2002 (251%) only include the costs for the rental of this office building. For restructuring purposes, IXOS created an accrual of EUR 5,8 million in fiscal year 2000. In fiscal year 2001, our company was able to sublease the rent contract signed by IXOS for Technopark II. For this reason an accrual of EUR 1 million was not used and was therefore reversed. In addition, our company was able to sell the wholly owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, Germany, so the accrual for severance payments of EUR 2.1 million and the remaining accrual for rent commitments of EUR 0.5 million were also reversed. Payments totaling EUR 2,272 were made for restructuring purposes in fiscal year 2001. No payments were made in fiscal year 2002. Effective March 21, 2001, IXOS sold its share 31% in the joint venture memIQ Aktiengesellschaft, Munich, Germany, to their joint venture partners for an amount of EUR 3.5 million. Moreover, IXOS received EUR 2 million from the waiver of the non-compete clause. This ban was a component of the joint venture agreement dated May 26, 2000 and prohibited the joint venture from competing in the same field as the company.

     Other Income (Expense). There have been no other income and expenses in fiscal year 2002. In fiscal year 2001 there have been EUR 2.9 million other income and EUR 2 million other expenses out of the following transactions: By contract dated August 29, 2000, IXOS sold their wholly owned subsidiary IXOS Anwendungs-Software GmbH, Leipzig, for a cash amount of EUR 0.8 million. IXOS Leipzig was a subsidiary focusing mainly on development and, due to its size, not significant for the results of operations. Losses from equity interests in joint ventures result purely from the absorption of losses from the joint venture memIQ Aktiengesellschaft using the equity method. On the date memIQ Aktiengesellschaft was sold, the joint venture had total revenues of EUR 77 thousand and EUR 5.2 million of total expenses. The balance sheet total amounted to EUR 8.9 million and consisted mainly of cash and cash equivalents (EUR 3.4 million) and long-lived assets (EUR 5.4 million) on the asset side and accounts payable (EUR 4.6 million) and equity (EUR 3.9 million) on the liability side. Intercompany transactions between IXOS SOFTWARE AG and memIQ Aktiengesellschaft were immaterial.

     Total costs rose from EUR 111.0 million to EUR 114.3 million. This means that the 4% rise in revenue is offset by only a 3% rise in costs.

     Income before provisions for income taxes decreased by EUR 0.5 million from EUR 7.6 million in fiscal year 2001 to EUR 7.1 million in fiscal year 2002 (6%). This negative income before provisions for income taxes growth rate was due, among other things, to the euro’s strong growth in the year under review, which cut into our financial result.

     Earnings per share rose by EUR 0.01 from EUR 0.34 in fiscal year 2001 to EUR 0.35 in fiscal year 2002.

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

     On June 30, 2002, the net operating loss carryforward consisted of EUR 12.5 million out of the German tax jurisdiction, EUR 3.6 million out of the Singapore tax jurisdiction, EUR 2.7 million out of the British tax jurisdiction, EUR 0.9 million out of the Malaysian tax jurisdiction and EUR 2.5 million out of the Australian tax jurisdiction. All unused tax losses do not expire.

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

     Maintenance revenues increased by EUR 10.2 million from EUR 16.4 million in fiscal year 2000 to EUR 26.6 million in fiscal year 2001 (62%). This increase of 62.1% was attributable to the growth in the installed base of IXOS solutions (48%) as well as to the increase in maintenance fees charged to clients (15% to 17%). Service revenues increased by EUR 0.7 million from EUR 31.3 million in fiscal year 2000 to EUR 32.0 million fiscal year 2001 (2%). This increase was in line with the overall trend towards a higher service demand in the economy as a whole.

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

     Cost of Revenues. Total cost of revenues decreased by EUR 3.4 million from EUR 38.4 million in fiscal year 2000 to EUR 35.0 million in fiscal year 2001 (9%). The decrease in cost of revenues was primarily due to our comprehensive cost reduction program, which we announced at the start of our fiscal year 2001 and implemented in the course of same.

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

     We also decided to dispose of other non-core business activities. Effective March 21, 2001, we sold our 31% share in the service provider MemIQ AG for an amount of EUR 3.5 million to our joint venture partners Bavarian Hypo- and Vereinsbank AG and Vodafone Deutschland GmbH. In addition, our non-competition agreement with MemIQ AG was paid off for EUR 2.0 million in cash, which was recognized as other revenue in the results of the three month period ending March 31, 2001 and reclassified at year-end in our annual financial statements as other operating income.

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

     Our income before provisions for income taxes and minority interest increased from EUR (22.4) million in fiscal year 2000 to EUR 7.6 million in fiscal year 2001. The upward trend continued in our consolidated net income. Net income/loss increased by EUR 33.9 million from EUR (27.1) million in fiscal year 2000 to EUR 6.8 million in fiscal year 2001. Net income per share increased correspondingly by EUR 1.74 from EUR (1.40) in fiscal year 2000 to EUR 0.34 in fiscal year 2001 based on a share count that rose by 1.3% year-on-year to 19.7 million.

     Income Taxes. The provision for income taxes in fiscal year 2001 amounted to EUR 0.8 million, compared to EUR 4.7 million in fiscal year 2000. The loss incurred in fiscal year 2000 rendered it highly improbable that net operating loss carryforwards of previous fiscal years would be offset by profits in the near future. We therefore provided a valuation allowance for all net deferred income tax assets within the different tax jurisdictions of our company. The remaining deferred tax liability results from the U.S. tax jurisdiction where we are liable for income taxes.

     On June 30, 2001, the net operating loss carryforward consisted of EUR 22.2 million out of the German tax jurisdiction, EUR 2.9 million out of the Singapore tax jurisdiction, EUR 2.6 million out of the British tax jurisdiction, EUR 1.3 million out of the Japanese tax jurisdiction and EUR 0.7 million out of the Australian tax jurisdiction.

Quarterly Results of Operations

     The following table sets forth the unaudited consolidated statement of operations data for the eight quarters ended June 30, 2002. This information has been derived from the unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere herein, and include all adjustments, consisting of the adjustments described herein, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and the Notes thereto. The results of operations for any quarter are not necessarily indicative of results for any future period.

     The results for the quarters ended March 31, 2002, and June 30, 2002, have been restated, resulting in a decrease of approximately EUR 0.45 million of software revenues in the quarter ended March 31, 2002, and of approximately EUR 0.35 million of software license revenues in the quarter ended June 30, 2002. The excess revenues resulted from four customer orders forged by a single member of the sales team in the Belgian sales region between March and December 2002.

	Three months ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2000	2000	2001	2001	2001	2001	2002	2002
(In thousands of EUR)							(Restated)[1]	(Restated)

Revenues:
Software licenses	11,999	18,686	11,912	15,774	6,132	15,393	14,775	16,720
Services	6,302	8,481	8,366	8,869	8,115	9,612	8,264	9,710
Maintenance	5,718	6,425	6,805	7,662	7,624	7,986	8,589	9,080

Total revenues	24,019	33,592	27,083	32,305	21,871	32,991	31,628	35,510

Cost of revenues:
Software licenses	(604)	(358)	(56)	203	(449)	(317)	(363)	(502)
Services	(5,905)	(6,328)	(5,896)	(7,010)	(5,365)	(6,969)	(7,172)	(7,409)
Maintenance	(2,333)	(2,409)	(2,138)	(2,143)	(2,398)	(2,588)	(2,328)	(2,635)

Total cost of revenues	(8,842)	(9,095)	(8,090)	(8,950)	(8,212)	(9,874)	(9,863)	(10,546)

Gross profit	15,177	24,497	18,993	23,355	13,659	23,117	21,765	24,964

Operating expenses:
Sales and marketing	(12,745)	(13,533)	(12,115)	(14,386)	(9,903)	(12,114)	(12,522)	(13,175)
Research and development	(4,145)	(3,935)	(4,039)	(3,548)	(3,428)	(3,785)	(3,988)	(4,463)
General and administrative	(3,284)	(3,088)	(2,860)	(3,218)	(2,627)	(3,164)	(3,023)	(3,591)
Other operating income	0	0	2,254 [1]	1,543	1,532	1,532	1,532	1,595
Other operating expenses	2,606	0	0	(1,580)	(1,535)	(1,559)	(1,578)	(1,532)

Total operating expenses	(17,568)	(20,556)	(16,760)	(21,189)	(15,961)	(19,090)	(19,579)	(21,166)

Income (loss) from operations	(2,391)	3,941	2,233	2,166	(2,302)	4,027	2,186	3,798

Other income (expense):	263	(2,893)	2,752	1,478	(258)	584	246	(1,184)
Income (loss) before provisions for income taxes	(2,128)	1,048	4,985	3,644	(2,560)	4,611	2,432	2,614
Provisions for income taxes	(15)	(944)	76	116	(72)	(110)	(26)	(86)

Net income (loss)	(2,143)	104	5,061	3,761	(2,632)	4,501	2,406	2,528

[1]	In the three months ended March 31, 2001, we reported EUR 2.0 million other revenue under service revenue. In our annual financial statements we reclassified this position to other operating income.

     The following table sets forth certain line items expressed as a percentage of total revenues in our consolidated statement of operations for the periods indicated:

	Three months ended

	September	December	March 31,	June 30,	September	December	March 31,	June 30,
	30, 2000	31, 2000	2001	2001	30, 2001	31, 2001	2002	2002
							(Restated)	(Restated)

Revenues:
Software licenses	50.0%	55.6%	44.0%	48.8%	28.0%	46.7%	46.7%	47.1%
Services	26.2	25.2	30.9	27.5	37.1	29.1	26.1	27.3
Maintenance	23.8	19.1	25.1	23.7	34.9	24.2	27.2	25.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenues:
Software licenses	(2.5)	(1.1)	(0.2)	0.6	(2.1)	(1.0)	(1.1)	(1.4)
Services	(24.6)	(18.8)	(21.8)	(21.7)	(24.5)	(21.1)	(22.7)	(20.9)
Maintenance	(9.7)	(7.2)	(7.9)	(6.6)	(11.0)	(7.8)	(7.4)	(7.4)

Total cost of revenues	(36.8)	(27.1)	(29.9)	(27.7)	(37.5)	(29.9)	(31.2)	(29.7)

Gross profit	63.2	72.9	70.1	72.3	62.5	70.1	68.8	70.3

Operating expenses:
Sales and marketing	(53.1)	(40.3)	(44.7)	(44.5)	(45.3)	(36.7)	(39.6)	(37.1)
Research and development	(17.3)	(11.7)	(14.9)	(11.0)	(15.7)	(11.5)	(12.6)	(12.6)
General and administrative	(13.7)	(9.2)	(10.6)	(10.0)	(12.0)	(9.6)	(9.6)	(10.1)
Other operating income	0.0	0.0	8.3	4.8	7.0	4.6	4.8	4.5
Other operating expenses	10.8	0.0	0.0	(4.9)	(7.0)	(4.7)	(5.0)	(4.3)

Total operating expenses	(73.1)	(61.2)	(61.9)	(65.6)	(73.0)	(57.9)	(61.9)	(59.6)

Income (loss) from operations	(10.0)	11.7	8.2	6.7	(10.5)	12.2	6.9	10.7

Other income (expense):	1.1	(8.6)	10.2	4.6	(1.2)	1.8	(0.8)	(3.3)
Income (loss) before provisions for income taxes	(8.9)	3.1	18.4	11.3	11.7	14.0	7.7	7.4
Provisions for income taxes	(0.1)	(2.8)	0.3	0.4	(0.3)	(0.3)	(0.1)	(0.2)

Net income (loss)	(8.9)%	0.3%	18.7%	11.6%	(12.0)%	13.6%	7.6%	7.1%

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

     Net cash provided by operating activities totaled EUR — 9.7 million, EUR 4.0 million and EUR 10.6 million in fiscal 2000, 2001 and 2002, respectively. The increase in cash provided by operating activities from fiscal 2000 to fiscal 2001 and from fiscal 2001 to 2002 is primarily due to the net income of EUR 6.8 million generated in both fiscal years 2001 and 2002.

     Cash used in investing activities, consisting of capital expenditures for the purchase of computer equipment, office equipment and additional leasehold improvements, was EUR 8.2 million, EUR 3.6 million and EUR 4.8 million in fiscal 2000, 2001 and 2002, respectively.

     The time period between invoicing and payment, the average days’ sales outstanding, was 88 days in fiscal 2002 as compared to 90 days in fiscal 2001.

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

     We recognize our revenue in accordance with the Securities and Exchange Commissions (“SEC”) Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”) and The American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” and the related AICPA technical practice aids, which are interpretations to SOP 97-2. We believe that we are currently in compliance with SOP 97-2, SOP 98-9 and SAB 101. However, the accounting community is discussing certain provisions of these accounting pronouncements with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations, once finalized, could lead to unanticipated changes in recognized revenue. They could also drive significant adjustments to our business practices that could result in increased administrative costs, lengthened sales cycles and other changes that could affect our results of operations.

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

Item 17: Financial Statements

The company has responded to Item 18 in lieu of responding to this item.

Item 18: Financial Statements

Please see pages F-1 through F-30, included herein.

Item 19: Exhibits

Exhibit
Number	Description of Exhibit
1.1	Articles of Association of IXOS Software AG, as amended to date (English translation)*.
1.2	Rules of Procedure (Geschäftsordnung) of the Executive Board, as amended to date (English translation)*.
1.3	Rules of Procedure (Geschäftsordnung) of the Supervisory Board (English translation) (filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1, File No. 333-9392, and incorporated herein by reference).
1.4	Invitation to Annual General Meeting (English translation), dated November 27, 2001 and Amendment to the Registrant’s Articles of Association*.
1.5	Invitation to the Annual General Meeting (English translation), dated March 6, 2002 and Amendment to the Registrant’s Articles of Association*.
1.6	Invitation to the Annual General Meeting (English translation), dated November 19, 2002 and Amendment to the Registrant’s Articles of Association*.
4.1	Deposit Agreement, dated as of September 25, 1998, among IXOS Software Aktiengesellschaft and The Bank of New York, as Depositary, and all holders and beneficial owners from time to time of ADRs issued thereunder (filed as Exhibit a(ii) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 as filed on December 21, 1999 and incorporated herein by reference).
4.2	Form of Amendment No. 1 to Deposit Agreement, dated as of December, 1999, among IXOS Software Aktiengesellschaft and The Bank of New York, as Depositary, and all holders and beneficial owners from time to time of ADRs issued thereunder (filed as exhibit a(i) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 as filed on December 21, 1999 and incorporated herein by reference).
4.3	Participation Agreement, between General Atlantic Partners and IXOS Software AG, dated August 12, 2002 (filed as exhibit 4 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
4.4	Share Purchase Agreement, between General Atlantic Partners and E. and H. Färber, dated August 12, 2002 (filed as exhibit 5 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
4.5	Share Purchase Agreement, between General Atlantic Partners and H. and S. Strack-Zimmermann, dated August 12, 2002 (filed as exhibit 6 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
4.6	Registration Rights Agreement, between General Atlantic Partners and IXOS Software AG, dated September 17, 2002 (filed as exhibit 7 to Schedule 13-D as filed on August 12, 2002 and incorporated herein by reference).
8.1	List of Subsidiaries*.
99.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350, as adopted).

*	Exhibits 1.1, 1.2, 1.4, 1.5, 1.6 and 8.1 are filed with our annual report for the fiscal year ended June 30, 2002 on Form 20-F at December 23, 2002.

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:	June 30, 2003	IXOS SOFTWARE AG

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

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:	June 30, 2003	/s/ ROBERT HOOG

Name: Robert Hoog Title: Chief Executive Officer

I, Peter Rau, certify that:

1.	I have reviewed this annual report on Form 20-F of IXOS SOFTWARE AG;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date:	June 30, 2003	/s/ PETER RAU

Name: Peter Rau Title: Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

     The Supervisory Board and Shareholders of IXOS Software AG and subsidiaries:

     We have audited the accompanying consolidated balance sheet of IXOS Software AG (the ''Company’’) as of June 30, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of IXOS Software AG as of June 30, 2000 and 2001 and in each of the three years in the period ended June 30, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 27, 2001.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IXOS Software AG at June 30, 2002, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

     As discussed in Note B, the accompanying consolidated balance sheet of IXOS Software AG (the ''Company’’) as of June 30, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended have been restated.

Ernst & Young Revisions- und Treuhandgesellschaft mbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (1)

A Member Firm of Ernst & Young Global

Klien Wirtschaftsprüfer	Petzoldt Wirtschaftsprüfer

Munich, August 13, 2002,
except for note B, as to which the date is June 13, 2003

(1)  formerly Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH

Note: This is a copy of the audit report previously issued by Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH (a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants) (“Andersen”) In connection with the IXOS Software AG Form 20-F filing for the fiscal year ended June 30, 2001. The inclusion of this previously issued Andersen report is pursuant to the temporary final rule and final rule requirements for Arthur Andersen LI.P auditing clients. Issued by the Securities and Exchange Commission in March 2002. Note that the previously issued Andersen report includes references to certain fiscal years, which are not required to be presented in the accompanying consolidated financial statements as of and for the years ended June 30, 2001 and 2002. This audit report has not been reissued by Andersen in connection with this filing on Form 20-F.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited the accompanying consolidated balance sheets of IXOS Software AG and subsidiaries (the ''Company’’) as of June 30, 1999, 2000 and 2001 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH

Klein Wirtschaftsprüfer	Petzoldt Wirtschaftsprüfer

Munich, July 27, 2001

Consolidated Financial Statements of the IXOS SOFTWARE AG

Consolidated Statements of Operations for the years ended June 30, 2000, 2001 and 2002

		June 30, 2000	June 30, 2001	June 30, 2002
	Notes	€	€	€

				restated*
		(in thousands, except share and per share data)
Revenues
Software licenses		60,012	58,370	53,021
Services		31,296	32,018	35,701
Maintenance		16,413	26,611	33,278

Total Revenues		107,721	116,999	122,000

Cost of revenues
Software licenses		3,529	816	1,632
Services		26,932	25,137	26,915
Maintenance		7,911	9,021	9,948

Total cost of revenues		38,372	34,974	38,495

Gross profit		69,349	82,025	83,505

Operating (income) expenses
Sales and marketing		53,921	52,776	47,715
Research and development		19,182	15,667	15,663
General and administrative		13,680	13,188	12,425
Other operating income	1	0	(3,798)	(6,191)
Other operating expenses	1	6,859	(1,758)	6,184

Total operating expenses		93,642	76,075	75,796

Income (loss) from operations		(24,293)	5,950	7,709

Other income (expense)
Interest income		1,028	736	739
Interest expense		(222)	(195)	(110)
Foreign currency exchange gain (loss)		1,314	217	(1,242)
Gain on sale of subsidiaries and joint ventures	2	0	2,856	0
Loss from equity interest in joint ventures	2	(200)	(2,014)	0

Total other income (expense)		1,920	1,600	(613)

Income before provision for income taxes		(22,373)	7,550	7,096
Provision for income taxes	3	(4,735)	(767)	(294)

Net income (loss)		(27,108)	6,783	6,802

Net income per share	4
Basic		(1.40)	0.34	0.35
Diluted		(1.40)	0.34	0.34

Weighted average shares outstanding	4
Basic		19,427,005	19,687,150	19,677,661
Diluted		20,017,762	19,857,165	19,747,471

The accompanying notes are an integral part of the financial statements.

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

Consolidated Balance Sheets as of June 30, 2000, 2001 and 2002

		June 30, 2000	June 30, 2001	June 30,
	Notes	€	€	€

				restated*
		(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	5	30,027	30,012	34,320
Accounts receivable, net of allowance for doubtful accounts of €832 (2000), €2,009 (2001) €1,611 and (2002)	6	37,603	42,333	44,409
Accounts receivable due from affiliated companies		670	0	0
Prepaid expenses and other assets	7	3,913	4,470	6,113

Total current assets		72,213	76,815	84,842

Property, plant and equipment, net	8	11,262	11,922	9,717
Purchased software, net	9	491	713	3,510
Goodwill, net		744	572	400

		12,497	13,207	13,627

Total assets		84,710	90,022	98,469

Liabilities and shareholders’ equity
Current liabilities
Income taxes payable		2,806	1,514	452
Accrued liabilities	10	14,437	11,984	10,495

		17,243	13,498	10,947

Accounts payable	11	6,223	5,970	11,069
Customer advances and unearned revenues	12	9,724	11,223	11,679
Current portion of long-term debt and short term borrowings		380	38	0
Current portion of obligations under capital leases	13	639	293	131
Deferred income taxes	3	0	1,219	1,036

		16,966	18,743	23,915

Total current liabilities		34,209	32,241	34,862

Obligations under capital leases, net of current portion	13	425	131	0
Accrued pension liabilities	14	1,195	1,317	1,680

		1,620	1,448	1,680

Commitments	15
Shareholders’ equity
Common stock (not par value shares, 26,485,213 shares 19,657,093, 19,724,659 and 19,684,659 shares issued and outstanding in 2000, 2001 und 2002, 16 respectively)		20,158	20,303	20,303
Additional paid-in capital	16	44,343	44,506	44,506
Treasury shares		0	0	(241)
Deferred compensation	17	(161)	0	0
Retained deficit		(15,212)	(8,429)	(1,627)
Cumilative currency translation adjustment		(247)	(47)	(1,014)

Total shareholders’ equity		48,881	56,333	61,927

Total liabilities and shareholders’ equity		84,710	90,022	98,469

The accompanying notes are an integral part of the financial statements.

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2000, 2001 and 2002

		Common Stock		Additional	Treasury
			Amount	Paid-in Capital	Stock
	Notes	Shares	€	€	€

Balance – June 30, 1999		9,847,045	10,426	52,148	0
Capital increase	16	9,412,170	9,412	(9,412)	0
Exercise of stock options	17	397,878	320	1,607	0
Amortization of deferred compensation	17	0	0	0	0
Net loss		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2000		19,657,093	20,158	44,343	0

Correction of Common Stock		0	77	(77)	0
Exercise of stock options	17	67,566	68	240	0
Amortization of deferred compensation	17	0	0	0	0
Net income		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2001		19,724,659	20,303	44,506	0

Treasury Stock	16	(40,000)	0	0	(241)
Net income		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2002 (restated*)		19,684,659	20,303	44,506	(241)

The accompanying notes are an integral part of the financial statements.

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

			Accumulated Other
	Deferred	Retained Earnings	Comprehensive	Total	Comprehensive
	Compensation	(Deficit)	Income	Shareholders’ Equity	Income
	€	€	€	€	€

	(in thousands, except share amounts)
Balance – June 30, 1999	(354)	11,896	(260)	73,856	10,067
Capital increase	0	0	0	0
Exercise of stock options	0	0	0	1,927
Amortization of deferred compensation	193	0	0	193
Net loss	0	(27,108)	0	(27,108)	(27,108)
Translation adjustment	0	0	12	12	12

Balance – June 30, 2000	(161)	(15,212)	(248)	48,880	(27,096)

Correction of Common Stock	0	0	0	0
Exercise of stock options	0	0	0	308
Amortization of deferred compensation	161	0	0	161
Net income	0	6,783	0	6,783	6,783
Translation adjustment	0	0	201	201	201

Balance – June 30, 2001	0	(8,429)	(47)	56,333	6,984

Treasury Stock	0	0	0	(241)
Net income	0	6,802	0	6,802	6,802
Translation adjustment	0	0	(967)	(967)	(967)

Balance – June 30, 2002 (restated*)	0	(1,627)	(1,014)	61,927	5,835

Consolidated Statements of Cash flows for the years ended June 30, 2000, 2001 and 2002

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

			restated*
	(in thousands, except share data)
Cash flows from operating activities
Net income (loss)	(27,108)	6,783	6,802
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,774	6,731	4,269
Loss from disposals of fixed assets	0	385	75
Gain from sale of consolidated companies and other companies	0	(2,856)	0
Deferred income taxes	3,555	1,219	(183)
Deferred compensation	193	161	0
Accrued pension liabilities	166	121	363
Changes in operating assets and liabilities:
Accounts receivable	(3,285)	(5,058)	(2,076)
Prepaid expenses and other	(8)	(557)	(1,643)
Accounts payable	(1,148)	(252)	5,099
Accrued liabilities	6,318	(2,453)	(1,489)
Customer advances and unearned revenues	3,643	1,087	456
Income taxes payable	1,217	(1,292)	(1,062)

Net cash provided/used by operating activities	(9,683)	4,019	10,611

Cash flows from investing activities
Purchase of intangible assets, property and equipment	(8,232)	(7,827)	(4,764)
Cash received from the sale of consolidated companies and other companies	0	4,267	0

Net cash used in investing activities	(8,232)	(3,560)	(4,764)

Cash flows from financing activities
Repayments of long-term debt	(117)	(342)	(38)
Repayment of capital lease obligations	(1,394)	(640)	(293)
Capital contribution	1,928	307	0
Treasury Stock	0	0	(241)

Net cash provided/used by financing activities	417	(675)	(572)

Net increase (decrease) in cash and cash equivalents	(17,498)	(216)	5,275
Cumulative currency translation adjustment	13	201	(967)
Cash and cash equivalents – beginning of year	47,512	30,027	30,012

Cash and cash equivalents – end of year	30,027	30,012	34,320

Supplemental data
Cash paid during the period:
Income taxes	749	721	50
Interest	106	151	0

The accompanying notes are an integral part of the financial statements.

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

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

B.     Restatements for fiscal year 2001/2002 (in thousands)

As communicated on May 6, 2003 IXOS’ financial control department discovered irregularities in the Belgian sales region, which were due to the misconduct of a single member of the sales team, who forged a total of four customer orders in the period from March to June 2002. As a result of the misconduct, the IXOS Group recorded excess sales revenue from software licenses of € 801 (or 0.7 % of annual sales revenue) in the second half of fiscal year 2001/2002 (January 1 – June 30, 2002). The excess income from operations reported amounted to € 674. Since IXOS Software AG is committed to observing strict standards of transparency and fair disclosure, the Executive Board of IXOS resolved to restate the original consolidated annual financial statements for fiscal year 2001/2002.

Changes were made to the consolidated statement of operations, the balance sheet, the statement of cash flows and the statement of shareholders’ equity as follows:

Consolidated statement of operations:

	2001/2002	2001/2002
	as reported	as restated	change	change
	€ thousand	€ thousand	€ thousand	in %

Revenues
Software licenses	53,822	53,021	(801)	–1.5%
Services	35,701	35,701	–	0.0%
Maintenance	33,278	33,278	–	0.0%

Total revenues	122,801	122,000	(801)	–0.7%

Total cost of revenues	38,495	38,495	–	0.0%
Operating expenses
Sales and marketing	47,803	47,715	(88)	–0.2%
R & D	15,672	15,663	(9)	–0.1%
G &A	12,455	12,425	(30)	–0.2%
Other operating income/expenses	(7)	(7)	–	0.0%
Total operating expenses	75,923	75,796	(127)	–0.2%
Income from operations	8,383	7,709	(674)	–8.0%
Earnings before taxes	7,770	7,096	(674)	–8.7%

Earnings after taxes	7,476	6,802	(674)	–9.0%

Earnings per share
Basic	0.38	0.35	(0.03)	–9.0%
Diluted	0.38	0.34	(0.04)	–9.0%

Consolidated balance sheet and statement of shareholders’ equity

The restatement resulted in a €793 net reduction in accounts receivable. Receivables now amount to €44,409 (previously €45,202). Total current assets and total assets have been reduced by the same amount. They now amount to €84,842 (previously €85,635) and €98,469 (previously €99,262), respectively.

As a result of the restatement of net income by €674, shareholders’ equity declined from €62,601 to €61,927. This led to reductions in other items in the statement of shareholders’ equity: the consolidated retained deficit increased from €–953 to €–1,627 and comprehensive income decreased from €6,509 to €5,835. Accrued liabilities were reduced by €119 as a result of the reversal of accrued salaries and amounted to €10,495 (previously €10,614). Current liabilities therefore total €34,862 (previously €34,981). Total liabilities and shareholders’ equity now amounts to €98,469 (previously €99,262).

Cash flow

The restatement of net income, accounts receivable and accrued liabilities described above also results in changes in the cash flow statement in the amounts given above. However in total these changes had no impact on operating cash flow and total cash flow.

C.	Consolidation Group and Consolidation Policies

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

Changes in the consolidation group

Effective August 2, 2001, the Company founded the fully owned subsidiary, IXOS (Netherlands) B. V., Hilversum, Netherlands with common stock of € 100.

Effective August 29, 2000, IXOS SOFTWARE AG sold its fully owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, for a price of € 767.

Effective August 2, 2000, the Company founded the fully owned subsidiary, IXOS SOFTWARE (Austria) Gm- bH, Vienna, Austria, with common stock of € 250 and the fully owned subsidiary, IXOS SOFTWARE Sdn. Bhd., Kuala Lumpur, Malaysia, with common stock of MYR 250,000.

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

D.     Significant Accounting Policies

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

Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end- users and indirectly through sublicense fees from resellers. The Company also generates revenues from sales of professional services, including consulting, implementation, training and maintenance.

Revenues from software license agreements are recognized according to SOP 97-2 “Software Revenue Recognition” upon delivery of the software if (i) collection is probable, (ii) all license payments are due with- in one year, (iii) the license fee is otherwise fixed and determinable and (iv) vendor specific evidence exists to allocate the total fee to all elements of the arrangement. If a period of acceptance is stipulated in the agreement, revenues are realized when software is accepted by the customer or when the acceptance period expires. The Company enters into reseller arrangements that typically provide for fees payable to the Company based on a percentage of the license fees paid by the customer to the reseller. Fees under these arrangements are recognized when the product has been sold by the reseller to the customer.

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

Recent accounting pronouncements

Premature retirement of long-lived property and equipment:
In June 2001, the Financial Accounting Standards Board published Statement No. 143, “Accounting for Asset Retirement Obligation”. SFAS No. 143 sets the guidelines for accounting and reporting for liabilities and expenses which arise from the premature retirement of long-lived property and equipment. These guidelines relate amongst other things to both the time such items arise and the valuation of such liabilities as well as the disclosure requirements in the financial statements. The standard requires that liabilities and expenses related to the premature retirement of long-lived assets are recognized at the time they arise as long as they can be valued at fair value. The costs of retirement should be capitalized and written off over the residual useful life of the asset. This value should be reviewed over the course of time using a risk- adjusted interest rate. Any changes in this interest rate should be expensed. SFAS No. 143 is binding for fiscal years beginning after June 15, 2002 although early adoption is permitted.

The Company shall apply SFAS No. 143 beginning July 1, 2002. The Company has not yet assessed the impact on the net worth, financial position and results of operations.

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

The Company has chosen to apply SFAS No. 144 beginning July 1, 2002 and has not yet assessed the impact on the net worth, financial position and results of operations.

E.     Explanations to the Consolidated Statements of Operations

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

For restructuring purposes, IXOS created an accrual of € 5,837 in fiscal year 2000. In fiscal year 2001, the Company was able to sublease the rent contract signed by IXOS for Technopark II. For this reason an accrual of € 959 was not used and was therefore reversed. In addition, the Company was able to sell the wholly owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, Germany, so the accrual for severance payments of € 2,073 and the remaining accrual for rent commitments of € 533 were also reversed.

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

3.     Income taxes

Up until December 31, 2000 inclusive, German stock corporations were subject to corporate income tax at a rate of 40 % on fully retained earnings, 30 % on distributed earnings and trade tax depending on the municipality in which the company operates. Based on the German Tax Reduction Act (“Steuersenkungsge- setz”) passed on July 14, 2000 by the Federal Council of Germany, and effective January 1, 2001, the corporate income tax rate decreased to a uniform level of 25 % for distributed and non-distributed profits. Trade tax remains unaffected.

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

Reconciliation of the provisions for income taxes to amounts computed by applying the statutory income tax rate of 37.3% (2001: 37.3%, 2000: 50%) to the tax expense disclosed in these financial statements:

			June 30, 2002
	June 30, 2000	June 30, 2001	€
	€	€	restated*

Statutory income tax (37.3 % in 2002, 37.3 % in 2001, 50 % in 2000)	(11,186)	2,816	2,932
Increase (decrease) in income tax due to:
Deferred taxable income	0	2,581	0
Foreign income (losses) at different tax rates	2,144	(502)	(6)
Changes in valuation allowance on deferred tax assets	14,935	(3,456)	(2,008)
Effect of income earned in a foreign tax jurisdiction with tax-free status	(1,628)	(1,259)	0
Foreign currency exchange gain/loss on intercompany balances with long term investment nature	0	0	(840)
Amortization of goodwill	86	64	64
Amortization of deferred compensation	96	60	0
Prior year tax payments	247	463	0
Other	41	0	152

Provisions for income taxes	4,735	767	294

In fiscal year 1997, the Company’s Swiss subsidiary was founded and awarded tax-free status for the following 10-year period. The Company’s Swiss subsidiary generated income beginning in fiscal year 1998, which was not subject to income tax.

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

Net deferred income taxes consisted of the following:

			June 30, 2002
	June 30, 2000	June 30, 2001	€
	€	€	restated*

Assets:
Net operating loss carryforwards	14,100	9,900	8,546
Accrued pension cost	138	113	183
Unearned revenue	490	1,062	762
Stock offering costs	748	559	559

Total deferred tax assets	15,476	11,634	10,050
Less: valuation allowance	(14,935)	(11,479)	(9,471)

Net deferred tax assets	541	155	579

Liabilities:
Deferred taxable income	0	1,219	1,486
Foreign exchange gain	194	155	13
Accrued liabilities	199	0	82
Other	148	0	34

Total deferred tax liabilities	541	1,374	1,615

Net deferred tax liability	0	(1,219)	(1,036)

Current portion of deferred taxes	0	(1,219)	(1,036)
Non-current portion of deferred taxes	0	0	0

	0	(1,219)	(1,036)

Due to the situation of IXOS as of June 30, 2001, a valuation allowance was set up for the balance of deferred tax assets within the different tax jurisdictions of the Company. Since the recoverability of deferred tax assets is still subject to uncertainty for 2003 and 2004, the Company has once again written these off in full. The remaining deferred tax liabilities all originate in USA tax jurisdictions where the existing deferred tax liabilities are not offset by deferred tax assets. The net operating loss carryforward as of June 30, 2002, consists of € 12,533* out of the tax jurisdiction of Germany, € 3,572 out of the tax jurisdiction of Singapore, € 2,661 out of the tax jurisdiction of Great Britain, € 2,477 out of the tax jurisdiction of Australia and € 938 out of the tax jurisdiction of Malaysia. All unused tax losses do not expire.

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

			June 30, 2002
	June 30, 2000	June 30, 2001	€
	€	€	restated*

Net income/(loss)	(27,108)	6,783	6,802

Basic weighted average common shares outstanding	19,427,005	19,687,150	19,677,661
Diluted effect of assumed exercise of stock options	590,757	170,015	69,810

Weighted average common shares outstanding assuming dilution	20,017,762	19,857,165	19,747,471

Basic net income/loss per share	(1.40)	0.34	0.35
Diluted net income/loss per share	(1.40)	0.34	0.34

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

F.     Explanations to the Consolidated Balance Sheet

5.     Cash and cash equivalents and short-term capital investments

As of balance sheet date, cash and cash equivalents include short-term securities of € 34,320 with terms of up to 30 days.

At the balance sheet date credit lines in an amount of € 10.534 were available. As of June 30, 2002 € 1.412 thereof were used by the issuance of bank guaranties.

6.     Allowance for doubtful accounts

The following table presents activity in the allowance for doubtful accounts balance:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

			restated*
Balance, beginning of year	348	832	2,009
Provision for doubtful accounts	753	2,131	522
Write-offs	(269)	(954)	(920)

Balance, end of year	832	2,009	1,611

7.     Prepaid expense and other assets

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Inventories	0	0	978
Prepayments	225	447	44
Unbilled revenue	116	0	891
Insurance covering pension liability	467	674	1,075
Prepaid expense	1,717	2,046	1,866
Deposits	574	1,100	693
Other	814	203	566

	3,913	4,470	6,113

	Acquisition and Production Cost

	July 1, 2001	Additions	Disposals	Cumulative	June 30, 2002
				Currency Trans-
				lation Adjustments
	€	€	€	€	€

Intangible assets
Software	1,909	3,179	88	2	4,998
Goodwill	1,201	0	0	0	1,201

	3,110	3,179	88	2	6,199

Property, plant and equipment
Leaserhold improvements	7,830	527	208	73	8,076
Factory and office equipment	21,822	1,959	3,277	827	19,677

	29,652	2,486	3,485	900	27,753

	32,762	5,665	3,573	902	33,952

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

8.     Property and equipment

Property and equipment consists of the following:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Leasehold improvements	2,743	7,830	8,076
Furniture and equipment	22,838	21,822	19,677

	25,581	29,652	27,753
Accumulated depreciation	(14,319)	(17,730)	(18,036)

Property and equipment, net	11,262	11,922	9,717

Depreciation expense was € 6,211 for fiscal year 2000, € 6,211 for fiscal year 2001 and € 4,185 for fiscal year 2002.

Additions in fiscal year 2002 were primarily leasehold improvements in subleased office space (Technopark II) of € 527 and computer equipment of € 1,284. Leasehold improvements are depreciated over the term of the sublease of 10 years.

9.     Purchased software

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Purchased software	1,390	1,909	4,998
Accumulated amortization	(899)	(1,196)	(1,488)

	491	713	3,510

The amortization expense was € 246 for fiscal year 2000, € 349 for fiscal year 2001 and € 380 for fiscal year 2002.

Additions in fiscal year 2002 relate to the acquisition of Professional User software licenses of € 3,000.

The development of the fixed assets is as follows:

Accumulated Depreciation					Net Book Value

July 1, 2001	Provisions	Reversals	Cumulative	June 30, 2002	June 30, 2002	June 30, 2001
			Currency Trans-
			lation Adjustments
€	€	€	€	€	€	€

1,196	380	88	0	1,488	3,510	713
629	172	0	0	801	400	572

1,825	552	88	0	2,289	3,910	1,285

2,342	723	208	42	2,815	5,261	5,488
15,388	3,462	3,203	426	15,221	4,456	6,434

17,730	4,185	3,411	468	18,036	9,717	11,922

19,555	4,737	3,499	468	20,325	13,627	13,207

10.     Accrued liabilities

Accrued liabilities primarily relate to the following items:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

			restated*
Restructuring	5,837	0	0
Accrued salaries	3,270	6,855	5,851
Accrual for vacation accrued but not yet taken	2,481	1,861	2,290
Other	2,849	3,268	2,354

	14,437	11,984	10,495

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

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

13.     Commitments from finance leases

The company leases office and factory equipment by means of noncancellable lease agreements which expire on various dates through 2003 at the latest. They are accounted for as follows:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

Furniture and equipment	3,727	1,627	1,194
Accumulated depreciation	(2,597)	(1,137)	(975)

	1,130	490	219

Future minimum annual lease payments are as follows:

Fiscal year	€

2003	133

Total minimum lease payments	133

Less: Interest portion (4,40% to 8,85%)	2
Present value of minimum lease payments	131
Less: Current portion	131

Non-current portion	0

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

In September 2001 the company acquired 40.000 treasury shares to the nominal value of € 40. The acquisition price was € 241 (1,22% of the share capital). The shares were repurchased for the stock options program.

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

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

			restated*
Net income/loss:
as reported	(27,108)	6,783	6,802
Pro forma	(28,514)	5,220	5,472

Basic net income/loss per share:
as reported	(1.40)	0.34	0.35
Pro forma	(1.47)	0.27	0.28

Diluted net income/loss per share:
as reported	(1.40)	0.34	0.34
Pro forma	(1.47)	0.26	0.28

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

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

G.     Other disclosures

18.     Related parties

As of June 30, 2002 SAP Aktiengesellschaft (“SAP”) held less than 5% of the Company’s common stock and therefore is no longer classified as a related party.

Until December 31, 1999 SAP was via its US and Canadian subsidiaries a non-exclusive reseller of IXOS-ARCHIVE licenses in North America. SAP also paid royalties to and purchased services from the Company.

The Company received revenues and had receivables from SAP as follows:

	June 30, 2000	June 30, 2001
	€	€

Reseller revenues	10,161	962
Other revenues	464	1,478
Trade receivables	1,140	322

Certain investment companies, which are related parties of Goldman, Sachs & Co. (“Goldman Sachs”) owned approximately 6.294% of the shares of the Company as of June 30, 2001. As of June 30, 2002 these companies held 0% of the Company’s stock.

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

Break-down of geographically-related information by normal operating revenues and related assets:

	June 30, 2000	June 30, 2001	June 30, 2002
	€	€	€

			restated*
Revenues
Germany	37,034	50,966	66,567
North America	43,218	37,703	37,592
Europe (excluding Germany)	38,905	38,594	43,838
Asia/Pacific	18,889	17,342	15,754
Consolidation	(30,325)	(27,606)	(41,751)

Total	107,721	116,999	122,000

Income (Loss) from operations
Germany	(15,441)	(1,207)	8,863
North America	(4,586)	3,053	68
Europe (excluding Germany)	(3,954)	4,056	931
Asia/Pacific	(21)	541	(2,099)
Consolidation	(291)	(493)	(54)

Total	(24,293)	5,950	7,709

Identifiable assets
Germany	64,927	70,773	79,515
North America	24,689	17,044	13,067
Europe (excluding Germany)	22,101	31,871	42,442
Asia/Pacific	15,575	17,363	15,784
Consolidation	(42,582)	(47,029)	(52,339)

Total	84,710	90,022	98,469

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

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

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

Total remuneration for members of the Management Board in fiscal year 2001/2002 amounted to € 1,539*. The fixed portion of the total remuneration amounted to € 1,282, the variable portion amounted to € 257* (16,7%* of fixed remuneration).

Stock options held by members of the Management Board at balance sheet date.

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

*See note B to the Consolidated Financial Statements for fiscal year 2001/2002 for a description of the Restatements

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

25.     Subsequent Events

IXOS agreed upon an equity financing with General Atlantic Partners on August 12, 2002. This leading global private equity investor participates in IXOS with a total of 25.1% and 5.4 million shares, respectively. General Atlantic has acquired 1.8 million shares from a capital increase as well as 1.8 million shares each from the founders, the families Färber and Strack-Zimmermann. IXOS is going to increase the capital stock from 19,724,659 shares at present to 21,524,659 shares. Thus, the company exercises the right to increase the capital stock against cash investment disbarring subscription privilege to other shareholders. By this transaction IXOS wants to guarantee an orderly transition from the founders to a long-term orientated investor and is securing a wide basis for financing future growth.

Grasbrunn, June 13, 2003

IXOS SOFTWARE Aktiengesellschaft

The Management Board

/s/ ROBERT HOOG	/s/ PETER RAU	/s/ HARTMUT SCHAPER	/s/ RICHARD GAILER

Robert Hoog	Peter Rau	Hartmut Schaper	Richard Gailer