Form 20-F
period 2003-06-30
IXOS SOFTWARE AG
filed 2003-12-22
CIK 1070394

As filed with the Securities and Exchange Commission on December 22, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

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

Bearer Ordinary Shares,
without par value, but with a notional
value of EUR 1.00 per share *
American Depositary Shares, evidenced by
American Depositary Receipts, each
representing one Bearer Ordinary Share	Nasdaq National Market Nasdaq National Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

The Bearer Ordinary Shares are not traded on the Nasdaq National Market and are registered only in connection with the registration of American Depositary Shares representing such Bearer Ordinary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Number of outstanding Shares of each of the Registrant’s classes of capital or common stock as of
June 30, 2003, the close of the period covered by the annual report.

Bearer Ordinary Shares, no par value, but with a notional value of EUR 1.00 per share	21,531,044
Total number of outstanding shares as of December 16, 2003	21,531,044

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

     Unless otherwise indicated, any reference in this Annual Report on Form 20-F (this “Form 20-F” or “Annual Report”) to the “Consolidated Financial Statements” is to our consolidated financial statements (including the notes thereto) as of June 30, 2001, 2002, and 2003, and with respect to the fiscal years then ended. The Consolidated Financial Statements contained herein have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

     In this Annual Report, references to “EUR” are to the euro, references to “DM” are to Deutsche Marks, and references to “USD” and “U.S. dollars” are to United States dollars. We have prepared our Consolidated Financial Statements in euros since fiscal year 2000. In prior fiscal years, we prepared our Consolidated Financial Statements in DM. As such, for convenience only (except where noted otherwise), the Consolidated Financial Statements and certain DM figures for periods prior to January 1, 1999, have been translated into euros at the rate of DM 1.95583 = EUR 1.00, the exchange rate fixed by the Council of the European Union. These translations should not be construed as a representation that the euro amounts actually represent such DM amounts or that such euro amounts could be converted into DM at the rate indicated. See “Exchange Rate Information” for information concerning the average exchange rates of U.S. dollars per euro from the year ended June 30, 1999 through November 30, 2003.

     Our fiscal year ends on June 30 of each year. References to any specific financial year refer to the year ended June 30 of the calendar year specified.

i

     IXOS® and IXtrain® are registered trademarks. IXOS-eCON Solution Suite, IXOS-eCON Server, IXOS-eCONtext, IXOS-eCONprocess, IXOS-Obtree C4, and IXOS-eCONcert are trademarks of our company. Trade names and trademarks of other companies appearing herein are the property of their respective owners.

     On October 21, 2003, we signed a business combination agreement (the “business combination agreement”) whereby we agreed to be acquired by Open Text Corporation, 185 Columbia Street West, Waterloo, Ontario NL2 5Z5, Canada, a corporation organized under the laws of the Province of Ontario, Canada, as a Ontario stock corporation (“Open Text”, together with its affiliated companies, the “Open Text Group”), whereby we agreed to a business combination with Open Text effected by a public tender offer (the “Open Text Merger”). On December 1, 2003, 2016091 Ontario Inc., a wholly owned subsidiary of Open Text, made such public tender offer for the purchase of all outstanding shares of IXOS (the “Ontario Offer”). There can be no assurance that the Open Text Merger will be consummated. All statements in this report with respect to the nature and needs of our business, its financial prospects and its risk and future development must be understood in light of this pending Open Text Merger and of the prospects for its consummation.

Forward Looking Statements

     This Form 20-F contains certain forward-looking statements and information relating to us that are based on beliefs of our management as well as assumptions made within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, (the “U.S. Securities Act”) and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and on information currently available to us. When used in this Annual Report, the words “anticipate”, “believe”, “can”, “estimate”, “expect”, “intend”, “plan”, “project”, “should”, “will”, and similar expressions as they relate to our company or our management or the proposed acquisition, are intended to identify forward-looking statements. These statements rely on a number of assumptions concerning future events and involve known and unknown risks, uncertainties, and other factors, many of which are outside of our control and which may cause actual results to differ materially from any future results expressed or implied by such forward-looking statements.

Risks and uncertainties related to the proposed acquisition of IXOS by Open Text include among other factors:

•	Decisions of IXOS shareholders to accept the voluntary public tender offer by Open Text;

•	delays in completing the transaction;

•	the financial risk to IXOS if the transaction is not completed;

•	difficulties in the integration of the businesses of Open Text and IXOS;

•	costs related to the transaction;

•	perceptions as to the value of the transaction and the expected timing and benefits of the transaction;

•	uncertainties and other factors that may affect IXOS shareholders that choose not to accept the public takeover offer; and

•	fluctuations in the trading price of the common stock of Open Text.

Risks and uncertainties related to the business of IXOS and its environment include, among other factors:

•	The initial and continued market acceptance of our primary software products and services;

•	the unpredictability of our sales cycle and business seasonality which may lead to fluctuations in operating results;

•	our sales forecasts which may prove to be inaccurate;

•	our ability to attract and retain skilled personnel, including several key employees, with knowledge of the document management industry;

•	our ability to develop and sell new products in order to keep up with technological change;

•	our continued relationships with strategic partners;

•	increased competition which may result in price reductions and decreased demand for our products and services;

•	the effects of problems associated with international operations;

•	foreign exchange fluctuations;

•	problems associated with rapid growth;

•	our increasing dependence on third parties for certain services;

•	the unsettled global environment and the general volatile political climate and poor economic conditions;

•	the accuracy and sufficiency of our internal risk management policies and procedures;

•	the impact on our business of the acquisitions of Obtree Technologies Inc. and the operating business of PowerWork AG

•	the continued influence that extreme price fluctuations and negative market sentiment may have on our Shares and American Depositary Shares (ADSs); and

•	undetected errors or defects in our software.

     Investors are cautioned not to put undue reliance on forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Part I

Item 1: Identity of Directors, Senior Management, and Advisers

     Not applicable.

Item 2: Offer Statistics and Expected Timetable

     Not applicable.

Item 3: Key Information

Selected Financial Data

     The statement of operations data for the fiscal years ended June 30, 1999, 2000, 2001, 2002, and 2003 and the balance sheet data as of June 30, 1999, 2000, 2001, 2002, and 2003, set forth below in accordance with U.S. GAAP, have been derived from, and are qualified in their entirety by reference to, the Consolidated Financial Statements and Notes thereto included elsewhere herein or in previous filings with the SEC, which have been audited by Ernst & Young Revisions- und Treuhandgesellschaft mbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (formerly Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH) for fiscal years 1999, 2000, 2001 and 2002, and by Ernst & Young AG Wirtschaftsprüfungsgesellschaft for fiscal year 2003, as indicated in their reports thereon.

     The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included in this Form 20-F.

Selected Financial Data

	Year ended June 30,

(In thousands of EUR, except share and per share amounts)	1999[1]	2000	2001	2002	2003

Statement of Operations Data:
Revenues:
Software licenses	61,055	60,012	58,370	53,021	50,371
Services	25,097	31,296	32,018	35,701	35,677
Maintenance	9,520	16,413	26,611	33,278	41,071

Total revenues	95,672	107,721	116,999	122,000	127,119

Cost of revenues:
Software licenses	(858)	(3,529)	(816)	(1,632)	(2,060)
Services	(18,665)	(26,932)	(25,137)	(26,915)	(27,142)
Maintenance	(7,707)	(7,911)	(9,021)	(9,948)	(10,333)

Total cost of revenues	(27,230)	(38,372)	(34,974)	(38,495)	(39,535)

Gross profit	68,442	69,349	82,025	83,505	87,584

Operating expenses:
Sales and marketing	(37,639)	(53,921)	(52,776)	(47,715)	(55,409)
Research and development	(12,434)	(19,182)	(15,667)	(15,663)	(18,940)
General and administrative	(8,860)	(13,680)	(13,188)	(12,425)	(13,152)
Other operating income	0	0	3,798	6,191	6,049
Other operating expenses	0	(6,859)	1,758	(6,184)	(6,000)

Total operating expenses	(58,933)	(93,642)	(76,075)	(75,796)	(87,452)

[1]	DM figures were translated to EUR by dividing the DM amount by 1.95583, which is the official rate fixed by the Council of the European Union.

	Year ended June 30,

(In thousands of EUR, except share and per share amounts)	1999[1]	2000	2001	2002	2003

Income (loss) from operations	9,509	(24,293)	5,950	7,709	132
Other income (expense)	1,821	1,920	1,600	(613)	(3,690)
Income (loss) before provisions for income taxes	11,330	(22,373)	7,550	7,096	(3,558)
Provisions for income taxes	(1,100)	(4,735)	(767)	(294)	(397)
Net income (loss)	10,230	(27,108)	6,783	6,802	(3,955)
Net income (loss) per share:
Basic	0.55	(1.40)	0.34	0.35	(0,19)
Diluted	0.52	(1.40)[2]	0.34	0.34	(0.19)[2]
Weighed average shares outstanding:
Basic	18,724,877	19,427,005	19,687,150	19,677,661	21,059,116
Diluted	19,577,556	19,427,005 [2]	19,857,165	19,747,471	21,059,116 [2]

	June 30,

(In thousands of EUR)	1999[1]	2000	2001	2002	2003

Balance Sheet Data (end of period):
Total current assets	86,406	72,213	76,141	83,767	78,050
Total assets	101,968	84,710	90,022	98,469	108,257
Total current liabilities	26,019	34,209	32,241	34,862	35,038
Total long-term obligations, including capitalized leases	1,064	425	131	0	0
Total shareholders’ equity	73,856	48,881	56,333	61,927	70,525
Capital stock	10,426	20,158	20,303	20,303	22,110

     We did not declare any dividends from 1999 through 2003.

Exchange Rate Information

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar amounts received by owners of Shares or ADSs on conversion of dividends, if any, paid in euros on the Shares.

     To enable you to ascertain how the trends in our financial results might have appeared had they been expressed in U.S. dollars, the table below shows the average of the applicable exchange rates on the last day of each month of U.S. dollars per euro for the periods shown based on the noon buying rate in New York City for cable traders in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).

[1]	DM figures were translated to EUR by dividing the DM amount by 1.95583, which is the official rate fixed by the Council of the European Union.

[2]	Diluted and basic earnings per share are the same in fiscal years where the Company reports losses, as the effect would be antidilutive.

     Average exchange rate of U.S. dollars per euro:

Year ended June 30th	Average

(amounts in USD)
1999	1.0322
2000	0.9573
2001	0.8923
2002	0.9011
2003	1.0554

     The table below shows the high and low exchange rates of U.S. dollars per euro for each month from June 2003 to November 2003:

	High	Low
(amounts in USD)
June 2003	1.1870	1.1423
July 2003	1.1580	1.1164
August 2003	1.1390	1.0871
September 2003	1.1650	1.0845
October 2003	1.1833	1.1596
November 2003	1.1995	1.1417

     The Noon Buying Rate for euros on June 30, 2003 was EUR 1.00 = USD 1.1502, as certified by the Federal Reserve Bank of New York. The Noon Buying Rate on December 12, 2003 was EUR 1.00 = USD 1.2284

Risk Factors

In evaluating an investment in our company you should consider carefully the matters set forth below, as well as all of the other information contained in this Annual Report. Certain statements in this Annual Report that are not historical fact constitute “forward-looking statements.” Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause actual results to differ materially from results expressed or implied by such forward-looking statements. See “Forward-Looking Statements.” Such risks, uncertainties and other factors include, but are not limited to; the matters described below and may adversely affect your investment.

In light of the pending Open Text Merger, the following risk factors are presented under two headings: Risk factors relating to the Open Text Merger and risk factors relating to the business activities of IXOS in general.

Risk Factors relating to the proposed Open Text Merger

The planned merger with Open Text is uncertain and if it does not go ahead, we may not be able to establish ourselves as a market leading ECM provider.

     Currently it is not clear whether the public tender offer by Open Text will actually be completed. The offer is open until January 16, 2004 and requires a minimum of 67% of the total number of IXOS’ shares to be tendered by the end of the acceptance period. In addition, there are a number of other factors that contribute to this uncertainty, including the satisfaction of closing conditions.

Uncertainty regarding the Open Text Merger and the effects of the Open Text Merger could cause our customers or strategic partners to delay or defer decisions.

     IXOS or Open Text’s customers or strategic partners, in response to the announcement of the Open Text Merger, may delay or defer decisions, which could increase costs for the business of the relevant company regardless of whether the Open Text Merger is ultimately completed.

The break-up fee in the business combination agreement may discourage other companies from making a competing bid or from trying to acquire IXOS if the merger with Open Text is not consummated.

     IXOS has agreed to pay a break-up fee of EUR 4 million to Open Text if a third party makes a superior offer prior to March 1, 2004 and such superior offer causes a change of control in IXOS. The break-up fee could discourage other companies from trying to acquire IXOS by making a superior bid.

If the Open Text Merger will be consummated, and subsequently Open Text and IXOS are not successful in addressing several post-merger challenges, including integrating Open Text and IXOS, this could result in possible unanticipated liabilities, unanticipated costs, diversion of management attention, loss of personnel and overall failure to realize the expected benefits of the Open Text Merger.

     IXOS and Open Text entered into the business combination agreement with the expectation that the Open Text Merger will result in benefits arising out of the combination. To realize the benefits of the business combination, Open Text and IXOS will face a number of post-merger challenges, including the following: Achieving the benefits of the Open Text Merger will depend in part upon meeting the challenges inherent in the successful integration of a business operating in different geographic regions. In addition, there may be technical, logistical, or planning issues in connection with deployments. These challenges, if not successfully met by Open Text and IXOS, could have several negative consequences, including, but not limited to, the following:

•	the revenue of the combined company may be lower than expected;

•	expected cost savings from the Open Text Merger may not be fully realized or realized within the expected time frame, and may not offset the costs related to the business combination; and

•	possible unanticipated liabilities, unanticipated costs, diversion of management attention and loss of personnel.

The planned Open Text Merger involves uncertainties and other factors that may affect IXOS shareholders that choose not to accept the public takeover offer by Open Text through its wholly owned subsidiary 2016091 Ontario Inc. These risks and uncertainties include, but are not limited to:

•	The present price of the IXOS Shares reflects the fact that on October 21, 2003 Open Text published its decision to make a takeover offer. After the execution of the takeover bid it is possible that – depending on the percentage of acceptance – the trading volume of the shares that have not been submitted for acceptance of the takeover bid decreases. Furthermore the closing of this takeover may lead to a higher volatility of the IXOS share price.

•	Should 2016091 Ontario hold at least 95 % of the registered share capital of IXOS after the execution of this takeover bid, the shareholders meeting of IXOS may, upon request of 2016091 Ontario, resolve the transfer of the shares of the other shareholders of IXOS to 2016091 Ontario in return for payment of an appropriate cash settlement pursuant to sec. 327 et seq. German Stock Corporation Act (AktG) (“squeeze-out”).

•	If this takeover bid is successful, it may be possible, that the shareholders’ meeting of IXOS with the votes of 2016091 Ontario – holding at least 67% of the absolute number of votes, but holding possibly more than 75 % of the votes present at one shareholders’ meeting – resolves the conclusion of a domination agreement with 2016091 Ontario as dominating and IXOS as dependent company. If such domination agreement is concluded 2016091 Ontario would be entitled to issue binding instructions to the management board if IXOS with respect to the management of IXOS. If, in addition, a profit and loss absorption agreement is concluded, 2016091 Ontario would absorb the entire profits of IXOS. In both cases, 2016091 Ontario would be under an obligation to reimburse any annual loss of IXOS, would have to grant minority shareholders an appropriate annual guaranteed dividend or compensation payment and would have to offer to minority shareholders to acquire their IXOS Shares in return for payment of an adequate cash settlement (in lieu of a guaranteed dividend or compensation payment).

•	In the event that this takeover bid is successful, the shareholders meeting of IXOS has to decide on the appropriation of the profit for the financial year beginning on July 1, 2003. The shareholders could decide not to declare a dividend.

•	In the event that this takeover bid is successful, the shareholders’ meeting of IXOS with the votes of 2016091 Ontario – holding at least 67 % of the absolute number of votes, but holding possibly more than 75 % of the votes present at one shareholders’ meeting, may decide to terminate the listing of the shares on the regulated market of the Frankfurt Stock Exchange (de-listing). In case of a de-listing an offer to the outstanding shareholders to acquire their shares against an adequate cash settlement would be required. Should IXOS Shares be delisted at the Frankfurt Stock Exchange, for example because of their low liquidity, this would severely limit the possibility of selling IXOS Shares.

•	Should the shareholders meeting of IXOS decide on a change of the legal form of IXOS into a partnership (Kommanditgesellschaft) or a limited liability company (GmbH), IXOS would be obliged to offer those shareholders of IXOS who have declared their opposition to the minutes of the meeting on the resolution concerning the change of the legal form an adequate cash settlement payment against withdrawal from the company in its new legal form. As a consequence of the change in legal form, the listing of the IXOS Shares on all stock exchanges, including NASDAQ on which they are currently listed, would be terminated (see bullet above).

•	The cash settlement to be offered or paid in the above mentioned cases would have to be based on the circumstances prevailing at IXOS at the time of the adoption of the resolution by the shareholders meeting of IXOS. It could be higher or lower than the price offered by Open Text.

The issuance of new common stock by Open Text in connection with the Open Text Merger could decrease the market price of the Open Text common stock

If a substantial number of IXOS shareholders will choose to receive Open Text shares and warrants, this could result in substantial fluctuations in the price of Open Text stock, including a stock price decline. The decrease may or may not be the result of the dilutive effect of the additional shares to be issued in connection with the tender offer. The issuance of these shares could also impair Open Text’s ability to raise capital through sales of additional common stock.

Risk factors relating to the business activities of IXOS in general

Our performance will depend on initial and continued market acceptance of our primary software products and services.

     Our revenues come from the licensing, servicing, and maintenance of our business document and content management software. Any reduction in demand for our software, or lack of meaningful growth in the market for this software, could have a material adverse effect on our business, operating results, and financial condition. Our future performance will depend to a large degree upon our ability to introduce new versions of our product lines IXOS-eCONserver, IXOS-eCONtext, IXOS-eCONprocess, IXOS-Obtree C4, and IXOS-eCONcert or other products that meet the evolving needs of our customers. In addition, our future results will depend upon the continued market acceptance of the mySAP.com and SAP NetWeaver platform, the continued growth of our SAP Aktiengesellschaft (“SAP”) customer base, and our ability to penetrate this customer base. The development of our core market and applications in the areas of business software, enterprise portals and web content management, email management and groupware, and customer relationship management (“CRM”) are particularly important for our success.

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

     Because of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful. Also, period-to-period comparisons are limited because our first and third quarter revenues tend to be less than our second and fourth quarter revenues. Our software license revenues are typically strongest in our fourth fiscal quarter, which ends on June 30 and weakest in our first fiscal quarter, which ends on September 30. As a result of these seasonal factors, we have historically experienced operating losses in our first and third fiscal quarters and could experience operating losses in those quarters in the future, which may have a material adverse effect on our business, operating results, and financial condition. In addition, it is possible that in some future quarters our results of operations will be below the expectations of public market analysts and investors, and in that case the price of our Shares or ADSs could be materially adversely affected.

Our sales forecasts may prove to be inaccurate.

     In common with most companies in our industry, we use a “pipeline” system to forecast sales and trends in our business. Our sales departments constantly monitor the status of proposals and negotiations, which typically last between six and nine months, and estimate the date they believe that a customer will make a purchase decision, together with the potential revenue from the sale. We aggregate these estimates at regular intervals to generate this sales pipeline. We analyze the pipeline frequently to identify trends in our business. Although we expect this pipeline analysis to provide some support for our business planning and budgeting, the resulting estimates are necessarily approximate and may not consistently reflect actual revenue in a particular quarter or over longer periods.

     In particular, any slowdown in the economy might prompt customers to delay, curtail, or cancel their purchasing decisions, which would then reduce the overall license-to-revenue pipeline conversion rate in a particular period. If there are differences between the projected pipeline and actual revenue generated, or inconsistencies in the pipeline itself, our plans and budgets may be wrong, which could adversely affect our business or results of operations. In addition any failure to achieve a sale after we have made extensive investments in time and money in any prospective customer could adversely affect our business.

We must attract and retain skilled personnel, including a number of key employees, with knowledge of the enterprise content management industry.

     Our future success and ability to increase our revenues will depend to a significant extent on our ability to attract and retain highly skilled management, sales, support, service, marketing, and product development personnel, particularly with expertise in the business document management industry. There is intense competition for skilled personnel. Recruiting such personnel is becoming increasingly difficult because of the growth of the high technology industry worldwide. In the past, we have experienced difficulty in locating candidates with appropriate qualifications. We cannot give any assurance that we will be successful in attracting and retaining skilled personnel, and any failure to do so could have a material adverse effect on our business, operating results, and financial condition.

     In addition, our success depends to a significant extent upon the efforts and ability of a limited number of key employees of our senior management, sales, and product development personnel. Although we have entered into employment agreements with our executive officers, the loss of the services of any of these individuals or other members of our senior management team or other key employees is possible and could have a material adverse effect on our business, operating results, and financial condition.

We must develop and sell new products in order to keep up with technological change.

     The market for our software and services is characterized by rapid technological developments, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. Our ability to continue to sell products will be dependent upon our ability to continue to enhance our existing software and services offerings, develop and introduce, in a timely manner, new software products incorporating technological advances and respond to customer requirements. We may not be successful in developing, marketing, and releasing new products or new versions of our products that respond to technological developments, evolving industry standards, or changing customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction, and sale of product enhancements. If release dates of any future products or enhancements are delayed, or if these products or enhancements fail to achieve market acceptance when released, our business operating results could be materially harmed.

Our success depends and will depend on our relationships with strategic partners.

     We rely heavily on our close cooperation with leading partners such as SAP, Microsoft, and Siebel for product development, optimization, and sales. If any of our partners should decide for any reason to terminate or scale down their cooperative efforts with us, our business, operating results, and financial condition may be adversely affected.

Our success has depended, and will continue to depend, on our relationship with SAP. Our products are designed to complement the mySAP business solution and SAP NetWeaver integration and application platform. Our competitive advantage consists largely of:

•	The seamless integration between IXOS-eCONtext for SAP and the mySAP business application;

•	our extensive knowledge of the SAP R/3 and mySAP system and potential applications; and

•	the close cooperation of our research and development team with SAP programmers for the joint development of SAP product enhancements.

     In addition, we have cooperated with SAP successfully for many years in the areas of development, sales, marketing, training, and support. For years, we have operated a competence center at SAP’s headquarters in Walldorf with a sales and development team that ensures product integration with the mySAP.com e-business platform. We also have worked with SAP on document interfaces for mySAP CRM and the provision of document solutions for all major SAP initiatives such as Supply Chain Management (SCM), Product Lifecycle Management (PLM), Portals, and selected industry business solutions. Although we believe that our relationship with SAP is one of our strengths, SAP products can be used with other document management and archiving systems. If SAP for any reason decides to terminate or scale down its cooperative efforts with us, this could have a material adverse effect on our business, operating results, and financial condition.

     Microsoft is one of our most important partners for our Groupware and Business Portal Solutions, which are integrated with Microsoft Exchange and the MS SharePoint Portal Server. At the beginning of 2001, we became a member of Siebel’s partner program. Siebel is a market leader in CRM software and has a strong market position, particularly in the U.S. Our document solutions are integrated with Siebel’s e-business applications. We are using our partnership with Siebel Systems to expand our position as a provider of e-business document solutions in the CRM area, especially in the Americas. Our success in marketing document management solutions for groupware and CRM software will depend on these partnerships with Microsoft and Siebel as well as our ability to expand our customer base in those fields. If Microsoft or Siebel for any reason decide to terminate or scale down their cooperative efforts with us, this could have a material adverse effect on our business, operating results, and financial condition.

Increased competition may result in price reductions and decreased demand for our products and services.

     The market for business document management and content management software is intensely competitive and characterized by rapid technological change. In addition, it is significantly affected by new product introductions and the market activities of participants in our industry. Our products are targeted at the market for open, client/server software solutions. Our competitors are diverse and offer a variety of solutions directed at various segments of the business document management market. Growing competition may force us to reduce the price of our products and services, may reduce revenues and gross margins and may lower market share, any one of which could have a material adverse effect on our business, operating results, and financial condition. Several of the competitors in our market have longer operating histories, significantly greater financial, technical, marketing, and other resources, significantly greater name recognition, and a larger installed customer base than we do. In addition, several of our existing competitors and other potential competitors have well established relationships with some of our current and potential customers and strategic partners, have extensive knowledge of the enterprise software industry and have the resources to enable them to offer a single vendor solution more easily than we can. As a result, some of our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than we can. We also expect to face additional competition as other established and emerging companies enter the market for business document management systems. This could result in lower revenues, reduced margins, loss of customers and/or a loss of market share for IXOS.

Our business can be adversely affected by problems associated with international operations.

     We currently market our products in Europe, the Americas, and the APAC regions. Our future revenue growth depends upon the successful continued expansion of our sales, marketing, support, and service organizations, through direct or indirect channels, in the various countries around the world where our potential customers are located. Such expansion would require us to establish new offices, hire new personnel, and manage operations in widely disparate geographies, economies, legal systems, languages, and cultures. Our receivables portfolio contains inherent risks with regard to the collectibility of receivables in individual sales regions. As our business expands, this risk will increase. Our operations are also affected by other factors inherent in international business activities, such as:

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

     Our success depends on our ability to meet the challenges associated with international operations successfully. Our failure to do so could materially affect our business, operating revenues, and financial condition.

Our results of operations can be adversely affected by foreign exchange fluctuations.

     Because of our multinational operations, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies in relation to the euro, particularly the U.S. dollar, the Japanese yen, the British pound, and the Swiss franc. Changes in the value of the euro relative to the other currencies in which we generate revenues could adversely affect our results of operations. Even where foreign currency expenses substantially offset revenues in the same currency, our profits may be diminished when reported in euros in our financial statements. Due to the constantly changing currency exposures and the volatility of currency exchange rates, we may experience currency losses in the future, and exchange rate fluctuations could adversely affect our future results of operations.

Rapid growth could strain our administrative, financial, and operational resources.

     Our growth has sometimes strained, and may in the future strain, our administrative and other resources. Our ability to manage growth will depend in part on our ability to improve our administrative, financial, and operational controls. We cannot give any assurance that our administrative, financial, and operational controls will be adequate to support our growth. If we are unable to manage growth effectively, the quality of our services, our ability to retain key personnel and our business, operating results, and financial condition could be materially adversely affected.

We depend increasingly on third parties for certain services.

     Increasingly, we depend upon third parties for certain services, such as consulting (including business process reengineering, project management, conceptual design, my SAP customization, and change management), pre-sales, end-user training, and customer support. We cannot give any assurance that any third parties upon whom we rely will be capable of providing the quality of service that our customers require.

Our business may be affected by a volatile political climate and resulting poor economic conditions.

     Our operating performance depends significantly on general economic conditions. The terrorist attacks that took place on September 11, 2001, the Iraq war, and the subsequent terrorist attacks, as well the SARS lung disease have created many economic and political uncertainties and have had a negative impact on the global economy. The international responses to such terrorist attacks and the potential for future terrorist attacks, other acts of war or hostility, and epidemics have created many economic and political uncertainties. Continued uncertainty about future economic conditions has made it increasingly difficult to forecast future operating results. Should global and regional economic conditions fail to improve or continue to deteriorate, demand for our products could be adversely affected, as could the financial health of our customers. This may have a material adverse effect on our operating results and financial condition.

Our internal risk management policies and procedures may not be sufficient for us to identify, analyze, and respond appropriately in a timely manner.

     We believe that we have a system comprising multiple mechanisms at IXOS to recognize and analyze operating risks early and respond appropriately. These mechanisms include recording, monitoring, and controlling internal enterprise processes using internal reporting functions, a number of management and controlling systems, and a planning process that is uniform throughout our Group. The modern control systems provided by SAP enterprise software are employed.

     Further elements of the system include our comprehensive published reports and the work of the Supervisory Board in monitoring and controlling the Executive Board. IXOS’s Principles of Corporate Governance, ratified by our Supervisory Board in September 2002, constitute the remaining component in the system. These principals and guidelines for the work of the Executive Board and the Supervisory Board, and also govern cooperation between them.

     IXOS’ receivables portfolio contains inherent risks with regard to the collectibility of receivables in individual sales regions. IXOS counters this risk through active receivables management and through risk provisioning at an early stage. Interest rate and exchange rate risks arise from IXOS’ operating business. These risks are primarily due to the differing exchange rate developments of the US dollar, the Japanese yen, the British pound, and the Swiss franc against the euro.

     With regard to taxation, IXOS may be subject to risks arising from tax audits in Germany and abroad. IXOS is constantly working toward improving its administrative, financial, and operational controls in order to identify such risks early and immediately introduce appropriate measures.

     Although we believe that our risk management policies and procedures are sufficient, we can offer no assurance that all risks will be identified, analyzed, or responded to appropriately in a timely manner, especially those which are outside of our control.

Our recent and planned future acquisitions could require significant management attention and prove difficult to integrate with our business, which could distract our management, disrupt our business, dilute shareholder value, and adversely affect our operating results.

     As part of our strategy, we intend to continue to make investments in complementary companies, products, or technologies. We recently acquired Obtree Technologies Inc., located in Basel, and the business operations of PowerWork AG, Kempten. For more information on these acquisitions see Item 4: “Information on the Company – History and development of the company”. If we fail to integrate successfully our past and future acquisitions, or the technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could decline. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. If our customers are uncertain about our ability to operate on a combined basis, they could delay or cancel orders for our products. We may not successfully be able to evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. Acquisitions involve a number of difficulties and risks to our business, including, but not limited to, the following:

•	potential adverse effects on our operating results;

•	failure to integrate acquired technologies with our existing products and technologies;

•	failure to integrate management information systems, personnel, research and development, and marketing, sales, and support operations;

•	potential loss of key employees from the acquired company;

•	diversion of management’s attention from other business concerns;

•	disruption of our ongoing business;

•	potential loss of the acquired company’s customers;

•	failure to realize the potential financial or strategic benefits of the acquisition;

•	failure to develop further the acquired company’s technology successfully, resulting in the impairment of amounts capitalized as intangible assets;

•	unanticipated costs and liabilities;

•	we may incur amortization expenses related to intangible assets (other than goodwill); and

•	we may incur impairment charges under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

     Further, we have issued common stock and paid cash for recent acquisitions and may have to pay cash, incur debt, or issue equity securities to pay for any future acquisition, each of which could affect the market price of our ordinary shares. The sale of additional equity or convertible debt could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations. If we are unable to consummate our acquisitions or to make additional future acquisitions, we may be unable to compete successfully in our market.

We may not be able to overcome these or other challenges, and acquisitions may therefore have a material adverse effect on our current business, future prospects, financial condition, and results of operations.

     Trading in our Shares may continue to be subject to extreme price fluctuations and to be influenced by negative market sentiment.

     The trading of our Shares and the development of our share price may be influenced by the acceptance ratio of our shareholders of the public tender offer by Open Text to acquire our shares.

     In addition the market for shares in technology companies, particularly those traded on the Nasdaq National Market, is subject to extreme price and volume fluctuations that can affect the market prices of our ADSs. Factors that can contribute to these fluctuations include:

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

     See also Item 9: “The Offer and Listing”.

We have a major shareholder, which can exert its influence to prevent major transactions.

     General Atlantic Partners (“GAP”) held 26.6% of our outstanding share capital as of December 3, 2003, and 26.6% of our voting rights. In addition two representatives of GAP serve on our Supervisory Board: Mr. Klaus Esser as chairman and Mr. Tom Tinsley as member. Because GAP’s interests may differ from those of our other shareholders, actions GAP takes with respect to us may be unfavorable to our other shareholders.

     Under German law, 75% of the share capital that is represented at any General Meeting is required to approve certain matters, including mergers and capital increases with the exclusion of the pre-emptive rights of the existing shareholders. Because GAP holds 26.6% of our voting stock, and given that Mr. Klaus Esser is a Supervisory Board member and Mr. Tom Tinsley was an alternate member of the Supervisory Board until September 5, 2003 and thereafter a member of the Supervisory Board, it will have the ability to exercise significant influence over matters (i) that require shareholder approval, and (ii) that require approval by the Supervisory Board. Therefore, GAP may have substantial influence on corporate actions requiring shareholder or Supervisory Board approval, including the power to delay or hinder a change in control of our company or other major corporate transactions.

     For more information on GAP’s shareholding see Item 7: “Major Shareholders and Related Party Transactions – The GAP Transaction”.

Our business could be adversely affected if we are unable to protect our proprietary technology.

     We rely upon a combination of copyright, trademark and trade secret laws, trade secrets, confidentiality procedures, contractual provisions, and license arrangements to establish and protect our proprietary rights. We enter into agreements with our employees and customers that seek to limit and protect the distribution of our proprietary information. We cannot give any assurance that the steps we have taken to protect our proprietary rights, however, will be adequate to deter misappropriation of our proprietary information. In addition, we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights. The laws of certain countries in which we sell our products do not protect our software and intellectual property rights to the same extent as the laws of Germany and the United States. Consequently, the possibility exists that our products will be copied or that existing rights will be abused. Unauthorized copying or misuse of our products or our proprietary information may materially and adversely affect our business, results of operations and financial condition.

Undetected errors or defects in our software could adversely affect the performance of our software and reduce demand for our products.

     Our software products could contain errors or defects that we have not been able to detect and which could adversely affect their performance, and reduce demand for our products. We regularly introduce new releases and new versions of our products. In the past we have discovered software defects in certain of our new products and enhancements after they have been introduced, and as a result we have experienced distribution delays or lost revenues during the period of time required to correct these errors. Any such defects or errors could result in adverse customer reactions, claims for compensation by customers, and negative publicity regarding IXOS and our products, since our customers and potential customers are highly sensitive to defects in our software. Any defects or errors in new products or enhancements could result in the loss of orders or a delay in the receipt of orders and could result in reduced revenues, delay in market acceptance, diversion of development resources, product liability claims, or increased service and warranty costs, any of which may have a material adverse effect on our business, results of operations, and financial condition.

Others could claim that we infringe upon their intellectual property rights.

     Although we believe that our products do not infringe upon the intellectual property rights of others, and that we have all the rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of claims alleging infringement of third party intellectual property rights. These claims could require us to spend significant sums in litigation, pay damages, expend significant management resources, cause shipment delays, enter into royalty or licensing agreements, discontinue the use of the challenged trade names or technology, or develop non-infringing intellectual property. Therefore, these claims could have a material adverse effect on our business, operating results, and financial condition.

U.S. holders of Shares or ADSs may be excluded from pre-emptive rights issues.

     In the case of an increase of the issued share capital of IXOS, existing shareholders are in principle entitled to pre-emptive rights for their ADSs. In order to avoid registration requirements under U.S. securities laws, IXOS may seek shareholders approval to an exclusion of the pre-emptive rights of U.S. holders of shares or ADSs. Accordingly, no assurance can be given that U.S. holders of shares or ADSs will receive pre-emptive rights. Similar restrictions may apply in other jurisdictions.

It may not be possible to enforce judgments of United States courts against most of our directors.

     We are a German stock corporation (Aktiengesellschaft). Except for Mr. Tom Tinsley, all of the members of our Supervisory Board (Aufsichtsrat) and the Executive Board (Vorstand) are non-residents of the United States. In addition, a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may be difficult to effect service of process within the United States on our company or such persons, or to enforce against them judgments obtained in United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and actions brought in the United States or elsewhere may be unenforceable in Germany.

The German Securities Acquisition and Takeover Act may make an acquisition of our Company more difficult.

     As of January 1, 2002, the German Securities Acquisition and Takeover Act (the “German Takeover Act”) came into force. The German Takeover Act, inter alia, applies to companies that have their registered seat in Germany and whose shares are listed on the public securities markets of the European Economic Area and may make it difficult or undesirable for a purchaser to acquire a substantial percentage of our Shares. In particular, a purchaser of our Shares is required under the German Takeover Act to launch a mandatory offer to all other shareholders after acquiring control of our company. An acquisition of control will be generally assumed if the shareholder’s participation amounts to 30% or more of the voting rights of our company. The German Takeover Act could delay, defer, or prevent a change in control of our company. In addition, the rights of our shareholders under the Takeover Act could differ in certain respects from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

Item 4: Information on the Company

History and development of the company

     We are a German stock corporation organized in the Federal Republic of Germany under the German Stock Corporation Act. We are registered in the commercial register of Munich under the entry number HRB 116 846. The following is a summary of the amendments made to our constituent documents since incorporation:

     Effective March 16, 1988, we were incorporated as “IXOS Software GmbH”, a limited liability company (“Gesellschaft mit beschränkter Haftung” or “GmbH”) in Germany. Effective June 17, 1997, IXOS Software GmbH was transformed into an Aktiengesellschaft (German stock corporation) with the legal name “IXOS Software Aktiengesellschaft” (translated into English as “IXOS Software Corporation”).

     Our global headquarters and registered office are located at Bretonischer Ring 12, Grasbrunn/Munich, 85630 Germany, phone: +49(0)89 4629 0, fax: +49(0)89 4629 1199, e-mail: .

     Our Shares had been listed in the Neuer Markt market segment of the Frankfurt Stock Exchange in the past and our ADSs have been quoted on the NASDAQ National Market since October 7, 1998 (Nasdaq:XOSY). As part of the new equity market segmentation of the Frankfurt Stock Exchange, the Neuer Markt segment was terminated on June 5, 2003. Instead, IXOS has been listed in the Prime Standard segment of the Regulated Market (Geregelter Markt) since January 1, 2003 (FWB:XOS) (WPK 506150/ISIN DE0005061501).

     We provide software solutions for the management of e-business documents. We build and deliver software solutions to help companies address stringent requirements for operational efficiency, IT consolidation, risk reduction, and knowledge sharing.

     Our first software solution was the IXOS-ARCHIVE. Beginning in April 1992, we collaborated with SAP to develop ArchiveLink, the open interface between SAP R/3 and document archiving systems, and we shifted from providing customized solutions to developing standard software. In March 1994, we released version 1.2 of IXOS-ARCHIVE, which supported HP-UX, Sun Solaris, and IBM AIX. In June 1994, we opened our North American headquarters in San Mateo, California. In January 1996, we developed the first Windows NT version of IXOS-ARCHIVE and, in December 1996, we opened our headquarters for Europe (excluding Germany) in Biel, Switzerland. In 1997, IXOS Software GmbH was transformed into an Aktiengesellschaft (German stock corporation), IXOS Software AG. In 1998, the Asia/Pacific headquarters were established in Singapore. We introduced a version of IXOS-ARCHIVE with XML functionality at the end of calendar year 1999.

     In 2000, we decided to expand our product portfolio from enterprise resource planning (“ERP”) to leading groupware, CRM and business portal platforms with document management solutions. In February 2001, we launched our extended product and service offering under the new brand name IXOS-eCON Solution Suite, which encompasses offerings for the management of all e-business documents. Our four product lines build on one another and are characterized by a high degree of scalability, performance, security, and availability. The suite supports inter-enterprise collaboration, increases the efficiency of business processes, and provides a dependable and easily scalable document store in the areas of ERP, CRM, groupware, and portals.

     To complement our product portfolio, we offer an extensive range of professional services, including 24 hour technical support, consulting, implementation, project, and training services to assist our customers to quickly achieve the maximum benefits of our products. IXOS’s consulting services, which generate more than a quarter of its revenue in the past, are focused on the areas of process optimization and workflows.

     IXOS agreed on a management buy-out of its wholly owned subsidiary, IXOS Anwendungs-Software GmbH located in Leipzig, Germany on August 29, 2000. Two managers of the subsidiary have purchased complete ownership of the Leipzig business, which involved the transfer of 48 existing employees. This spin-off was part of the IXOS restructuring program and contributed approximately EUR 3.0 million to the total cost reductions of around EUR 20 million in fiscal year 2001.

     Effective March 21, 2001, we sold our 31% share in the joint venture memIQ Aktiengesellschaft, Munich, Germany, to our joint venture partners for an amount of EUR 3.5 million, as this company no longer fit into our strategy.

     In the fiscal year ended June 30, 2002, we successfully enhanced our solution suite with document content management solutions. These include the integration of documents with transaction-oriented systems, such as ERP and CRM, for leading systems providers, such as SAP and Siebel. We also upgraded our document solution offerings for leading groupware providers, such as Microsoft and Lotus.

     On August 12, 2002, General Atlantic Partners (as defined herein in Item 3) entered into (i) a share purchase agreement with Eberhard and Helga Färber, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; (ii) a share purchase agreement with Hans and Sibylle Strack-Zimmermann, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 11,700,000; and (iii) a participation agreement with IXOS, pursuant to which General Atlantic Partners acquired 1,800,000 IXOS Shares for an aggregate purchase price of EUR 10,620,000. On September 27, 2002, IXOS increased its capital stock from EUR 19,724,659 by EUR 1,800,000 to EUR 21,524,659 using authorized capital against cash contributions. General Atlantic Partners was exclusively admitted to subscribe for the 1,800,000 new shares and the respective pre-emption rights of the shareholders were excluded. As a result of these agreements, General Atlantic Partners currently owned 5.4 million IXOS Shares, representing 25.1% of the outstanding IXOS Shares. In addition, Mr. Klaus Esser of General Atlantic Partners was elected as a Supervisory Board member and Mr. Tom Tinsley was elected as an alternate member of the Supervisory Board during the Annual General Meeting on November 19, 2002. See also Item 7: “Major Shareholders and Related Party Transactions – The General Atlantic Partners Transaction”.

     Between May 9, 2003 and May 21, 2003 General Atlantic Partners purchased 287,000 ordinary shares of IXOS Software AG on the open market. Afterwards General Atlantic Partners purchased another 50,000 shares of IXOS Software AG. It now holds a total of 5,737,000 IXOS shares, representing 26.6% of the outstanding IXOS shares as of December 3, 2003.

     Other significant events in fiscal year 2003 were two strategic takeovers. On January 24, 2003, IXOS announced the acquisition of Swiss-based Obtree Technologies Inc. and the takeover of the operating business of German-based PowerWork AG. Obtree is the leading supplier of content management solutions in Europe. PowerWork is an innovative supplier of process management and workflow technologies in Germany, Austria and Switzerland. With the acquisitions, IXOS drove forward its growth strategy and broadened its range of products and solutions for ECM in the area of web content management and business process optimization. The two acquisitions have made IXOS the European ECM market leader.

     Obtree Technologies Inc., based in Basel, is a closely held Swiss corporation (unlisted), offering software development, sales, services, and support. IXOS acquired the company with a total of 86 employees in return for the cash purchase of the company’s shares. Initially IXOS bought 96.4% of the company’s 14,790,347 ordinary shares at a price of SFR 0.52 (EUR 0.36) per share. This corresponds to a purchase price of SFR 7.7 million (EUR 5.3 million) for a 100% interest. The transfer of beneficial ownership took place on February 1, 2003. As per a resolution of the general assembly, an additional 517,377 ordinary shares at a price of SFR 0.52 per share were bought between April 2, 2003 and May 2, 2003. IXOS now owns 14,778,330 shares representing 99.92% of the total outstanding shares. As early as April 1, 2003, IXOS integrated the Obtree Technologies sales and service companies in Switzerland and the United Kingdom with the Company’s regional sales companies. The Company will keep development of its Content Management product line at its existing Basel location.

     In the case of the unlisted German PowerWork AG, based in Kempten, IXOS acquired its entire operating assets and liabilities plus 24 employees in return for EUR 1.2 million in cash, effective as of January 1, 2003. PowerWork is a software house offering development, sales, services, and support.

     Additionally, we strengthened our product portfolio with the successful launch of three new products and 24 updates for the components of the IXOS-eCON Solution Suite, which is comprised of content archiving, document management and content management. The IXOS-eCON Solution Suite that has been enhanced and enlarged through the acquisitions now combines five product lines (IXOS-eCON Server, IXOS-eCONtext, IXOS-eCONcert, IXOS-Obtree C4, and IXOS-eCONprocess) to build a comprehensive Enterprise Content Management infrastructure.

     As of June 30, 2003, we had approximately 1,900 customers (representing 2,715 product installations and over 2 million users worldwide) in a broad range of industries, including technology, communications, manufacturing, automotive, pharmaceuticals, consumer products, and financial services. We distribute, implement, and support our products worldwide through more than 34 sales and support offices in 23 countries and selected business partners. IXOS has 16 subsidiaries, giving us a presence on five continents.

Subsequent Events: The Takeover-Bid of Open Text

     On October 21, 2003, we announced that we had entered into a business combination agreement with Open Text Corporation, a corporation duly incorporated under the laws of the province of Ontario, Canada. For risks associated with this business combination you should read Item 3: “Key Information – Risk Factors – Risk Factors relating to merger with Open Text”.

     The Open Text Group is one of the leading companies in the field of development and sale of software for enterprise content management (“ECM”). Open Text is a market leader in collaboration and knowledge management and has delivered innovative ECM software that allows to share knowledge, achieve excellence, deliver innovation, and enhance processes. Open Text began with the successful deployment of the world’s first search engine technology for the Internet. Today, as the leading global supplier of collaboration and content management software for the enterprise, Open Text supports fifteen million seat licenses across 10,000 corporate deployments in 31 countries and 12 languages throughout the world. In the fiscal year ended June 30, 2003 the consolidated sales (under U.S. GAAP) of the Open Text Group totaled EUR 170.6 (USD 177.7) million, with consolidated total assets of EUR 206.3 (USD 238.7) million on June 30, 2003. The consolidated net income for the year of the Open Text Group for the fiscal year ended on June 30, 2003 was EUR 26.7 (USD 27.8) million. The Open Text Group had an average workforce during the fiscal year ended June 30, 2003 of 1,097 employees.

     Under the terms of the agreement, 2016091 Ontario Inc., a 100% subsidiary of Open Text Corporation has agreed to make a voluntary, public tender offer for the purchase of all outstanding shares of IXOS Software AG for a price of Euro 9.00 per IXOS share, payable in cash at consummation of the tender offer, in accordance with the provisions of the German Securities Acquisition and Takeover Act (WpÜG). The Executive and Supervisory Boards of IXOS Software AG as well as the Board of Directors of Open Text Corporation unanimously support the anticipated transaction. As a voluntary alternative to this cash offer, Open Text has agreed to offer all IXOS shareholders 0.5220 of an Open Text share for each IXOS share and 0.1484 of a warrant, each whole warrant exercisable to purchase one Open Text share for up to one year after the closing day of the offer at a strike price of US $20.75 per share. The tender offer was published on December 1, 2003.

     It is the intention of IXOS and Open Text, through the combination of both companies, to offer the most complete ECM solution to meet the needs of current and prospective customers, and to provide an extensive worldwide presence. To be successful as a provider of ECM solutions systems, it is necessary to offer comprehensive solutions. The software solutions must contain web and content management functions, and integrated collaboration and search functions, and must provide solutions for business processes. Market consolidation through the takeover of ECM vendors is enabling financially strong players in this segment to expand their key business by widening their range of offered products, and by obtaining synergies in the ECM sector. IXOS and Open Text believe that a combined company will be able to offer customers a combination of technologies, solution flexibility, and platform choice, all delivered from a single, financially stable company they can partner with for the long term. In the longer term, it is the intention to provide one-stop-shopping for comprehensive ECM solutions designed to manage the complete lifecycle of information across the organization, from creation to archiving.

     The period for the acceptance of this tender offer (Acceptance Period) commenced with the publication of the Offer Document on December 1, 2003 and ends on January 16, 2004, 12.00 noon (local time Frankfurt/Main) and will be automatically extended in specified cases.

     Consummation of the Offer is subject to several conditions including, among others, an acceptance rate of 67% of all outstanding shares of IXOS Software AG, and customary termination rights of both parties. For more information please refer to Item 19: “Exhibit 4.10. Public takeover bid by 2016091 Ontario Inc.”).

     On December 2, 2003 the Management Board and the Supervisory Board recommended that the holders of IXOS Shares accept the public takeover offer extended by 2016091 Ontario Inc. However, the Management Board and the Supervisory Board did not provide any recommendation as to whether shareholders should opt for the cash offer or the alternative of receiving a combination of Open Text shares and warrants, as described above. The recommendation is filed as an exhibit hereto (see Item 19: “Exhibit 4.11. Joint Reasoned Opinion (Stellungnahme) of the Management Board and the Supervisory Board of IXOS Software Aktiengesellschaft concerning the public takeover bid of 2016091 Ontario Inc.”).

     As of December 12, 2003 the public takeover offer by 2016091 Ontario Inc.was already accepted by approximately 25.3% of the outstanding share capital of IXOS.

Industry Background

     The amount and volumes of electronic data are growing at a rapid pace. An increasing number of major corporations, SMEs, and public authorities use application software, networks, and the Internet to conduct their business. This in turn leads to an increased demand for ECM solutions, the target market of IXOS’s offering. ECM software solutions allow an unlimited number of people at different locations to jointly create, manage, distribute, exchange, and archive business information.

     Market research studies have shown that the volume of digital information is growing at an annual rate of 200% and that more than 75% of data created in companies is unstructured – it ranges from business letters through e-mails, videoconference recordings, or ERP-based accounting lists to HTML documents. At the same time, around 70% of information relevant to companies is produced anew today, instead of re-using electronic information that already exists throughout the company, according to a study on media asset management by Forrester Research.

     Organizations that do not address electronic information management face several risks, and even possible legal consequences, as several laws, including a directive of the European Union and U.S. regulation no longer distinguishes between paper and electronic documents. The compliance requirements laid down by the U.S. Securities and Exchange Commission and the German Corporate Governance Code demand much more precise evidence of the “origin, life cycle, and storage” of documents and information within a company.

     All of these requirements are making the ECM market one of the fastest growing segments of the IT industry. In a study dated February 2003, International Data Corporation (IDC) experts forecast a compounded average growth rate of 9.6% per year for the period 2003 to 2007 in the ECM market. In comparison, spending on software in general is expected to grow by an average of 7.1% per year for the same period. The total ECM market volume for 2007, according to the IDC study, is estimated at USD 3.87 billion.

Strategy

     This section regarding our strategy contains forward-looking statements and, therefore, should be read in conjunction with the section “Forward-Looking Statements.” In addition, for a discussion of the risks involved in achieving our strategic goals, see Item 3: “Key Information – Risk Factors.”

     We offer our customers a wealth of ECM related knowledge and experience gained over 15 years in business with 2,715 installations at large international companies and over two million users. We strive to produce market- and customer-oriented products that optimize and speed up business processes, reduce costs, and boost enterprise competitiveness.

     Our strategy includes three major goals. We seek to:

1.	strengthen and enlarge our position as a provider of enterprise content management (ECM) solutions, by delivering a comprehensive range of solutions for content and document management, for content archiving and respective content services, as well as integrated solutions;

2.	expand our market leadership in document solutions for transaction systems such as ERP, CRM, and SCM to complement our existing position as the dominant player in the SAP market;

3.	extend the indirect sales channel, and generate additional business with partners.

First, we intend to strengthen and enlarge our position as a provider of ECM solutions, by delivering a comprehensive range of solutions for content and document management, for content archiving, and respective content services, as well as integrated solutions.

     In recent years, IXOS has successfully expanded its core business of archiving to become a provider of complex ECM solutions in archiving and content management. The most recent milestones in this process were the acquisition in the past fiscal year of Basel-based Obtree Technologies Inc. – a leading provider of content management products in Switzerland and the United Kingdom – and the operating business of PowerWork AG (Kempten) – a leading provider of process management and workflow technologies in the German-speaking markets. As a result, IXOS is now able to offer its customers a more comprehensive range of ECM products, and hopes to be able to win new customers more quickly as a result thereof. Another key advantage lies in the level of integration of the solutions offered (one-stop shopping), which distinguishes IXOS from its competitors.

IXOS believes that the acquisition and integration of Obtree and PowerWork will let IXOS implement its defined growth strategy more quickly.

     However, despite the fact that IXOS could position itself as the leading ECM vendor in Europe in the past fiscal year, IXOS’s strategic goals remain ambitious: We believe that customers are in favor of the further development of IXOS’s solutions to achieve an end-to-end enterprise content management solution. IXOS therefore thinks that leveraging the marketing potential of its extended product and solutions offering will provide it with a competitive advantage. IXOS further intends to expand the offerings of Obtree and PowerWork products to other European and the U.S. markets and to gain synergies from integrating the products of Obtree and PowerWork with IXOS’s existing product portfolio.

     IXOS believes that many companies in the future will seek integrated ECM product offerings, based on certain market developments further discussed below. As a result, one of the central elements of IXOS’s future strategy is to further develop these integrated product offerings. IXOS bases this part of its strategy on the following market developments it believes will take place. Currently, the ECM market is in its formation stage and providers with individual solutions for specific areas are looking to offer their products and expand their market niche. These offerings are still largely unstandardized, which leads to high recurring integration costs. As a result, potential customers seeking to make large-scale investments often hesitate to invest and wait for more compelling offerings. IXOS believes this to be a good opportunity to offer integrated solutions, considering market analysts studies suggesting that in the future, companies and organizations may increasingly rely on ECM solutions that can manage electronic documents from heterogeneous software applications and systems on a single platform. IXOS thinks that an ECM solution of this kind offers fast and reliable access to all necessary information – regardless of whether it comes from an ERP database, a Word document, an e-mail, an audio file, or a delivery note. IXOS further believes that companies require a common document platform to be available for use by company employees around the world and, in part, by outside partners, e.g. customers or suppliers, via Internet technology. As a result, a company would have a uniform base of electronic information, irrespective of the company’s size and organization. IXOS further believes that uncontrolled data growth, which is still common in a lot of organizations today, may be eliminated if an integrated offering of enterprise content management could be developed. In particular, IXOS believes that the extensive storage and documentation requirements to be met by companies – particularly those in the financial services sector – in connection with compliance regulations may continue to fuel the growth of the ECM market. For more information regarding our market see “Market and Competition” below.

Second, we seek to expand our market leadership in document solutions for transaction systems such as ERP, CRM, and SCM to complement our existing position as the dominant player in the SAP market.

     SAP has a total base of 60,100 installations worldwide, which includes test and development systems. Based on an internal assessment, we believe that there are approximately 17,000 productive SAP systems in 2003, which define the target market for IXOS, of which one third is considered accessible today for our current product offering. Given the 2,715 IXOS installations realized by the end of June 2003, IXOS believes this area to offer significant business opportunities to offer document and content management solutions. We intend to continue and extend our strategic partnership with SAP so that we can offer SAP customers document management solutions for new and existing applications in the future as well. We provide document solutions for all major SAP initiatives such as ERP and the mySAP platform, CRM, SCM, PLM, portals, and selected industry business solutions.

     As part of this strategy, since February 2001 and throughout our fiscal year ended June 30, 2003, we have been marketing an extended, integrated product portfolio under the new IXOS–eCON Solution Suite brand, which addresses all aspects of document management within companies and among business partners, thereby allowing IXOS to offer its customers one-stop-shopping for complete solutions in this area. This offering encompasses intra- and inter-company document management, which we believe will allow us to further expand our lead in offering SAP applications while simultaneously seeking to enter into markets that we believe to have growth potential, such as groupware, document portals, and customer relationship management.

Third, we seek to extend our indirect sales channel to generate additional business with partners.

     IXOS is seeking to extend its indirect sales channel by entering into new partnerships, because it believes that an increase of tailor-made, integrated IT solutions results in the need for software providers to have a better understanding of their customers’ business processes, which can be provided by partner network expertise.

     As part of this strategy, IXOS has developed partner programs for global and local partnerships in the following five categories:

•	First, IXOS maintains close cooperation with the leading global software vendors Microsoft, SAP and Siebel Systems. In fiscal year 2003, we became a “SAP Global Software Partner”. SAP AG established this partnership for partners with market coverage of at least two major sales regions and who deliver comprehensive software that adds significant value to SAP solutions. We have also been a “Microsoft Gold Partner” and a “Microsoft Independent Software Vendor” for several years. In addition, IXOS is a “Siebel Alliance Partner” whose software products have been validated for Siebel 7 and Siebel 2000.

•	Second, IXOS integrates its products into the solutions designed by technology partners such as Sun Microsystems, Network Appliance, Hitachi, StorageTek, EMC2, and Software AG. Due to close co-operation from the product development stage onwards, customers receive a future-proof bundled solution and save on the cost of in-house integration. For example, through the alliance with Storage Technology Corporation (“StorageTek”) that was concluded in November 2003, IXOS will enable StorageTek to provide customers with the IXOS-eCONserver for Exchange and IXOS-eCONserver for Lotus as part of StorageTek’s Email Xcelerator series of solutions. Additionally, StorageTek may resell the IXOS-eCON Solution Suite, which manages all documents and data across the enterprise, including groupware, enterprise content, and e-mail archives. IXOS believes that this combined IXOS/StorageTek solution will enable companies to retain an unalterable archive of email for a fixed period of time, helping them comply with regulatory requirements as mandated by SEC Exchange Act Rule 17a-4, the Sarbanes-Oxley Act, and Basel II. Another example is a worldwide software development and distribution agreement that IXOS entered into with Hitachi Data Systems in October 2003. Hitachi will provide IXOS’s archiving and enterprise content management software for its customers and will integrate IXOS’s products into Hitachi’s storage management software suite.

•	Third, systems integrators such as Accenture, Hewlett Packard, Deloitte, Bearingpoint, T Systems, AXON, CSC, and Siemens Business Services integrate the IXOS-eCON Solution Suite into industry-specific solutions as part of customer projects. As a result, IXOS can benefit from the sector and market expertise of the integrators. IXOS has systematically expanded its cooperation with systems integrators in order to move into new sectors worldwide and win new customers.

•	Fourth, IXOS has been maintaining excellent relationships with value added resellers and local systems houses for years. These companies are sector specialists or leading local providers of document management solutions and services based on IXOS products.

•	Fifth, IXOS’s complementary solution partners offer solutions that complement IXOS products. These partners include such as CONVERA, Verity, and Autonomy. This allows IXOS to offer end-to-end IT solutions on the market.

     Apart from these three strategic goals, we are always looking for opportunities to expand our product line through organic growth, mergers, acquisitions, or asset purchases. In line with this strategy, we have entered into a business combination agreement with Open Text on October 21, 2003, which is filed hereto as exhibit 4.9 (see Item 19). Under the terms of the agreement, a 100% subsidiary of Open Text Corporation made a voluntary, public tender offer for the purchase of all outstanding shares of IXOS Software AG on December 1, 2003. No final decisions have been taken yet. It is uncertain at this time if the IXOS shareholders will accept this offer or not. As of December 12, 2003 approximately 25.3% of our shareholders had already accepted the offer. For more information on the proposed business combination, see “Subsequent Events: The takeover bid of Open Text” above.

Products and Services

     IXOS is a software product company, which operates in only a single segment, namely in developing, licensing, and marketing standard software products. The same package of products, along with the related services (consulting and maintenance), is offered to customers worldwide. IXOS SOFTWARE AG’s business model is not designed to accommodate the launch of any other business activities at present.

     The acquisitions of Obtree and PowerWork have allowed IXOS to significantly extend its offering and leverage existing and new partnerships. We can provide a comprehensive and fully integrated range of ECM products within the ECM framework, which covers archiving, document management, content management and content service offering.

     The ECM software offering is provided via the IXOS-eCON Solution Suite. The suite supports inter-enterprise collaboration and increases the efficiency of business processes. It can be integrated with virtually all systems, including SAP, Siebel, Microsoft Exchange, Microsoft SharePoint Portal Server, and Lotus Notes, as well as with custom applications. Our IXOS-eCON Solution Suite combines five product lines that build on each other and that are characterized by their high degree of scalability, performance, security, and availability:

•	IXOS-eCONserver is a scalable server for building a document management enterprise backbone. It is the basis for all other IXOS solutions. IXOS-eCONserver stores and manages documents and data with maximum reliability, scalability, security, and performance. IXOS offers a robust core server capable of managing millions of documents in a live system.

•	enables integration of documents from any source into key business applications and increases the transparency of a company’s business processes for all relevant documents every step of the way. Each document can be viewed and opened in virtually any application. This ensures that authorized employees always have direct access to the right document.

•	IXOS-eCONprocess is a professional workflow solution that displays the company’s specific business processes quickly and clearly. It ensures that processes are properly handled, notifies potential delays, and automates and standardizes recurring activities. This ensures that employees always know what has to be done.

•	IXOS-Obtree C4 is an enterprise-wide content management solution that enables all authorized users to develop and manage their Internet, Intranet, and Extranet sites. With IXOS-Obtree C4, customers have a system with which all of their company’s data, legacy systems, and necessary functional properties can be optimized and exploited in a meaningful way as part of future-oriented web-applications.

•	is the basic tool for worldwide collaboration across departments and companies – regardless of where the documents are stored. IXOS-eCONcert takes advantage of Internet technologies for document management. A web browser enables all authorized users – team members, business affiliates, and customers – to access e-business documents no matter where in the world they are located. The right documents can be accessed immediately and users always have a complete overview of different text versions. Existing organizational structures can be easily integrated into the system. IXOS-eCONcert maintains high security standards and supports digital signature and time stamp technology. Clear, personalized rights allocation ensures that each person only sees what they are authorized to see. The solutions are compatible with mySAP.com portals.

Professional Services

     We believe that a high level of customer service and support is important to our success and therefore offer a range of services designed to accelerate deployment and user acceptance of the IXOS-eCON Solution Suite across the enterprise. We provide global 24-hour support during the business week through our three Technical Support Centers located in Grasbrunn/Munich, Germany; San Mateo, California; and Singapore. These Technical Support Centers offer hotline technical support, remote dial-in services for problem identification, and access to maintenance releases.

     IXOS offers its customers a comprehensive service offering, from predefined packages to fully customized projects. With over 200 qualified working at 34 sites in 23 countries, our worldwide presence enables us to maintain close contact with our customers. Over 60 IXOS specialists working at six sites provide 24-hour , 7 days a week, worldwide. We also offer comprehensive training on site or at the IXOS training center.

     Our in-house international service teams provide customers with solutions expertise. We offer consulting, implementation, project, and training services through our professional services organization. Our experienced consultants help our customers realize the full potential of using IXOS products. After a comprehensive analysis of the customer’s business processes and IT environment, we deliver a document management solution tailored to the customer’s needs.

     The vast majority of our customers do not require customization, because IXOS-eCON Solution Suite already meets their range of needs. In certain circumstances, we undertake mission-critical projects to address the sophisticated additional functionality needs of certain customers. A customer specific implementation may include the integration of the IXOS solution with existing customer software or legacy systems, software migration, and the development of product extensions to add customer-specific functionality.

     The IXtrain Training Services offer special training courses for customers, covering all our applications and ensuring that technically optimized procedures are implemented directly within their company.

     Our large number of successful implementations has given rise to an extensive range of solution packages for horizontal applications (e.g., incoming invoice ledger for accounting) and selected vertical markets (e.g., customer insurance files) that can be easily adapted to individual customer requirements.

Maintenance

     As part of the sale and instalment of software, IXOS offers maintenance services to its customers. IXOS has substantially increased the number of installed software licenses in previous periods, which are the result of software license sales. For more information, see Item 5: “Operating and Financial Review and Prospects – Revenues”.

Customers

     We have licensed our products to approximately 1,900 customers worldwide. These are mainly large, international groups, and market leaders from a variety of sectors. In fiscal year 2003, our installed base rose by 32% to 2,715 installations, which support over two million users around the globe. Our installed base is widely spread over a broad range of industries worldwide.

Sales and Marketing

     We sell our products primarily through our own direct sales force, based in 34 sales offices around the world. Our global sales headquarters are based in Grasbrunn/Munich, Germany. Regional headquarters are located in San Mateo, California, for the Americas; Biel, Switzerland, for Europe (excluding Germany); and in Singapore for Asia/Pacific. Our sales and marketing organization consisted over 250 employees as of June 30, 2003.

     Our direct sales force is responsible for all aspects of the sales process. Our direct sales team includes both sales personnel and pre-sales consultants who conduct multiple on-site presentations and demonstrations of our products.

     In addition to our direct sales and marketing organization, we have and will continue to establish marketing relationships with third party consultants and systems integrators, as well as selected resellers in mid-market and specialized market segments, to assist in initiating customer relationships. As discussed under “Strategy” above, we seek to extend our indirect sales channel by entering into new partnerships.

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

     In the past fiscal year, research and development activities focused on expanding the IXOS-eCON Solution Suite brand. We focus our research and development (“R&D”) activities on market-oriented products. Our goal is to reconcile customer and market requirements with what is technically possible. Interlinking R&D with product management and sales allows new initiatives to be harmonized with customer requirements and market potential at an early stage. Our R&D activities focus on growth areas such as document-based solutions for SAP and Siebel CRM, groupware, Web-based document portals, and workflow. We have succeeded in shortening the time to market of new developments between six and twelve months. Furthermore, our R&D activities concentrate on expanding our portfolio with modular, integrated product lines that fit seamlessly with existing system environments and that feature a high degree of flexibility.

     Our longstanding partnership with SAP also continued in the field of technological solutions development. In November 2001 we expanded our partnership with SAP to include the development and integration of document interfaces for CRM applications (mySAP CRM). This expertise has been integrated into the IXOS-eCONtext for mySAP CRM, the document management solution for SAP’s customer relationship management software. Customers benefit from a uniform base of all documents for employees with and without customer contact. Also we will develop a document management interface (repository manager) for the SAP NetWeaver integration and application platform, as announced in September 2003.

     The expansion of our technology capabilities through new products is a key factor for us in achieving growth in the coming years. IXOS has expanded its R&D staff by 24.6% up to a headcount of 223 as of June 30, 2003. IXOS set a new company record in the area of product innovations in the past fiscal year: the IXOS-eCON Solution Suite product family was systematically expanded to include three new products and 24 updates. This provides a basis for further growth and demonstrates the productivity and market orientation of the IXOS development team.

     We will launch version 6.0 of the IXOS-eCONserver, which enables the secure storage of document content and metadata from the various leading systems (e.g., SAP, Siebel, MS Exchange, and Lotus Notes) in fiscal year 2003/2004. The new version provides controlled access through the centralized management of user and access rights.

     In the future, the IXOS-eCONserver will provide improved support for the creation of documents, and will offer high-performance functionality for checking in and out, creating new versions of documents. At the same time, new versions of the IXOS-eCONtext for Applications and IXOS-eCONcert application products will be implemented, offering complete support for the expanded server functionality and cross-application access to all documents. The provision of basic workflow functionality and the integration into third-party workflow products substantially increase the opportunities for supporting business processes. This also takes into account the trend whereby a growing number of applications are operated primarily via a web-based interface, and companies are increasingly introducing company-wide portals.

     Version 5.5 of the IXOS-eCONserver, which was launched in January 2003, has been improved for implementation in high-end applications. The new version achieves higher data volumes. It also provides improved support for computer center operations. The technical performance of the groupware applications IXOS-eCONserver for MS Exchange and IXOS-eCONserver for Lotus Notes was also further improved. Electronic documents are increasingly being legally recognized in many countries as binding for business purposes. Secure archiving is a key method for guaranteeing that these documents cannot be forged, while ensuring that they are accessible in accordance with legal requirements. To this end, IXOS products offer cross-process access to archived documents for all current applications. In addition, IXOS solutions protect the security and authenticity of documents in this environment. In the market for CRM software, IXOS completed development of, and successfully marketed document integration and archiving solutions for, SAP and Siebel applications. New versions of the market leaders’ products promptly receive IXOS updates, as part of our technical partnership with SAP and Siebel.

     For example, IXOS developers are working on document integration in mySAP CRM at SAP in Walldorf. In addition, a five-person R&D team from IXOS is present at the IXOS premises in San Mateo, California, which is in close proximity to the Siebel headquarters. The main focus of both these efforts is on integration. With the latest version of IXOS-eCONtext for Siebel, Siebel users are also able to display documents that were archived with IXOS-eCONtext for SAP. This allows various platforms to be used efficiently while integrating all documents. IXOS’s proven products in the SAP environment (IXOS-eCON text for SAP) were also further developed and remain the proven basis for document integration and archiving for many large and mid-sized companies. These IXOS solutions also distinguish themselves through their high degree of integration that allows short return on investment – often within only a few months.

     IXOS also works closely on new products and further developments with other partners, such as EMC, Microsoft, and IBM. Since application systems are becoming more complex, this is one of IXOS’s main strengths. IXOS plans to continue to expand the product lines and solutions it offers for SAP, Siebel, and groupware. IXOS is also focusing on expanding product functions for the development of document based enterprise software solutions and their integration in overall enterprise infrastructures. The emphasis here is on increased support for applications with high document volumes, particularly those that do not use standard software such as SAP or Siebel. On the client side, the focus is on web-based access that leverages internet technology for document management. This will enable users to view documents from various sources via a web browser, allowing significantly faster and easier access to business data.

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

     IXOS started its efforts towards total quality and business excellence in the mid nineties by establishing a Quality Assurance/Quality Management Department in 1994, and becoming ISO 9001 -1994 certified in 1997. In 2002, we decided to extend our Quality Management System across all functions of the Company and initiated the introduction of a Total Quality Management System (TQM), based on the approach of the EFQM (European Foundation for Quality Management) Model. We have been a member of EFQM since January 2003.

     IXOS is also striving to obtain the EFQM “Committed to Excellence” Certificate in 2004, which will demonstrate to our customers and stakeholders that IXOS is an enterprise that applies the principles of Business Excellence - such as results orientation; customer focus; leadership and constancy of purpose; management by processes and facts; people development and involvement; and continuous learning and improvement.

Market and Competition

     The market for our software and services is characterized by rapid technological developments, evolving industry standards, changes in customer requirements, and frequent new product introductions and enhancements. Our ability to sell products in the future will depend on our ability to continue to enhance our existing software and services offerings; develop and introduce, in a timely manner, new software products incorporating technological advances; and respond to customer requirements. Our future success also depends, in part, on our ability to execute on our strategy of further broadening our product and service portfolio with respect to the ECM and related applications markets. As a result of the acquisitions of Obtree and PowerWork, IXOS’s position in the worldwide ECM market has improved. The planned merger with Open Text is intended to lay the foundation for successfully coping with the challenges of the worldwide ECM market in the future, in order to maintain and further extend our competitive position.

ECM market development and environment

     The past fiscal year saw IXOS successfully moving into the market for ECM solutions. ECM allows an unlimited number of people at different locations to jointly create, manage, distribute, exchange, and archive business information. ECM solutions also allow the management of documents relevant to a particular business process in compliance with legal requirements. In light of the exponential increase in the number of electronic transactions and documents, demand for integrated and scalable ECM solutions is set to grow. According to the market analysts of the Gartner Group, enterprise mailbox volume is growing at 40% annually. International Data Corporation (IDC) expects that the volume of global business e-mail is growing from 9.7 billion/day in 2000 to 35 billion/day in 2005. In a study dated February 2003, IDC experts forecasted compound average ECM market growth of 9.6% per year for the period 2003 to 2007. In comparison, spending on software in general is expected to grow by an average of 7.1% per year for the same period. The total ECM market volume for 2007 is estimated at USD 3.87 billion in the IDC study. More information regarding the ECM market development is also discussed under “Strategy” above.

Market and competition

     Even though there is strong demand for ECM solutions from private and public organizations alike, the environment is intensely competitive, subject to rapid change, and significantly affected by new product introductions and other market activities of industry participants. The ECM market has been marked by the convergence of sub-markets, such as Web Content Management and Document Management, over the past 18 to 24 months. This also translated into considerable merger and acquisition activities among the major vendors.

More than a dozen transactions took place in 2003 alone. Such steps were taken in part to enhance the product and service portfolios to enable the provision of a complete ECM offering. However, more and more acquisitions appear to be driven by the quest to expand market share, increase customer base, and grow total revenues. Leading analysts believe that only four to six true ECM vendors worldwide will continue to exist in the medium term.

Competition in the ECM market

     Our products are targeted at the market for ECM solutions, and our competitors are diverse. They offer a variety of solutions directed at the ECM market as a whole or its various segments. These competitors include:

•	Larger U.S. competitors offering ECM solutions internationally such as FileNet, Documentum, and IBM;

•	Local players such as EASY Software in Germany or specialized vendors of point solutions, e.g., KVS in the groupware archiving market;

•	IT infrastructure (hardware and software) vendors who may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of ECM or point solutions.

     In addition, several competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition, and a larger installed base of customers than we have. Our competitors have, and other potential competitors may have, well-established relationships with our current and potential customers and strategic partners, extensive knowledge of the enterprise software industry, and the resources to enable them to more easily offer a single vendor solution. As a result, these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, and sale of their products than we can. For more information regarding the associated risks see Item 1: “Key Information – Risk Factors – Increased competition may result in price reductions and decreased demand for our products and services”.

Proprietary Rights

     Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We presently have filed an application for IXOS-Obtree C4 in the United States Patent and Trademark Office on April 18, 2002. The patent is currently pending. Except for this patent filing there are no other patent filings pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

     Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States or the laws of the Federal Republic of Germany. Accordingly, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. See also Item 1: “Key Information – Risk Factors – Our business could be adversely affected if we are unable to protect our proprietary technology”.

Revenue Trends

     IXOS operates globally. We operate and address our worldwide customer base out of our four regions Germany, EMEA (Europe/Middle East/Africa excluding Germany), Americas (which includes South America, the United States and Canada), APAC (Asia/Pacific and Japan).

     The following table illustrates our total revenues by region for the fiscal years ended June 30, 2001, 2002, and 2003:

	Revenues by Region

	Year ended June 30,

(In thousands of EUR)	2001	2002	2003

Germany	32,113	32,498	33,695
North America	37,670	37,499	32,996
EMEA	29,981	37,211	44,502
APAC	17,235	14,792	15,926

Total	116,999	122,000	127,119

     For a discussion and analysis of our revenues by region, see Item 5: “Operating and Financial Review and Prospects – Results of Operations – Revenues by Region”.

     The following table illustrates our revenues for the fiscal years ended June 30, 2001, 2002, and 2003 by type of revenue:

	Revenues by Type of Revenue

	Year ended June 30,

(In thousands of EUR)	2001	2002	2003

Revenues:
Software licenses	58,370	53,021	50,371
Services	32,018	35,701	35,677
Maintenance	26,611	33,278	41,071

Total	116,999	122,000	127,119

     Seasonality – Quarterly Results of Operations

     Our quarterly results are subject to certain seasonal fluctuations. In particular, software license revenues in absolute terms are typically strongest in the fourth fiscal quarter ended June 30, and, to a lesser extent, in the second fiscal quarter ended December 31, and weakest in the first fiscal quarter ended September 30. Revenues and operating results in the fourth fiscal quarter typically benefit from the efforts of our sales force to meet fiscal year-end sales quotas, while revenues and operating results in the second fiscal quarter typically benefit from purchase decisions made by the large concentration of customers with calendar year-end budgeting procedures.

     Like many application software vendors, our revenues and operating results are typically lower in our first fiscal quarter, as our sales force initiates sales activity directed to achieving fiscal year-end goals. In addition, our first fiscal quarter includes the months of July and August, when both sales and billable customer services activities, as well as customer purchase decisions, are reduced, particularly in Europe, due to summer vacation schedules. As a result of these seasonal factors, we historically have experienced operating losses in our first and third fiscal quarters and could experience operating losses in such quarters in the future. For associated risks, see Item 4: “Key Information – Risk Factors – We experience considerable seasonal fluctuations in quarterly results from operations.”

     The following table sets forth the unaudited consolidated statement of operations data for the eight quarters ended June 30, 2003. This information has been derived from the unaudited interim consolidated financial statements that, in our opinion, have been prepared on a basis consistent with the Consolidated Financial Statements contained elsewhere herein, and include all adjustments, consisting of the adjustments described herein, necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and the Notes thereto. The results of operations for any quarter are not necessarily indicative of results for any future period.

	Three months ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
(In thousands of EUR)	2001	2001	2002	2002	2002	2002	2003	2003

Consolidated Statement of Operations:
Revenues:
Software licenses	6,132	15,393	14,775	16,720	9,283	14,609	11,589	14,889
Services	8,115	9,612	8,264	9,710	7,309	9,889	9,196	9,283
Maintenance	7,624	7,986	8,589	9,080	9,354	9,871	10,798	11,048

Total revenues	21,871	32,991	31,628	35,510	25,946	34,369	31,583	35,220

Cost of revenues:
Software licenses	(449)	(317)	(363)	(502)	(421)	(236)	(679)	(724)
Services	(5,365)	(6,969)	(7,172)	(7,409)	(5,745)	(6,492)	(7,185)	(7,719)
Maintenance	(2,398)	(2,588)	(2,328)	(2,634)	(2,375)	(2,172)	(2,831)	(2,954)

Total cost of revenues	(8,212)	(9,874)	(9,863)	(10,546)	(8,541)	(8,900)	(10,695)	(11,397)

Gross profit	13,659	23,117	21,765	24,964	17,405	25,469	20,888	23,823

Operating expenses
Sales and marketing	(9,903)	(12,114)	(12,522)	(13,175)	(12,433)	(13,824)	(14,658)	(14,493)
Research and development	(3,428)	(3,785)	(3,988)	(4,463)	(4,217)	(4,318)	(5,157)	(5,249)
General and administrative	(2,632)	(3,164)	(3,035)	(3,591)	(3,006)	(3,462)	(3,432)	(3,252)
Other operating income	1,532	1,532	1,532	1,595	1,554	1,554	1,554	1,386
Other operating expenses	(1,530)	(1,559)	(1,566)	(1,532)	(1,549)	(1,549)	(1,564)	(1,338)

Total operating expenses	(15,961)	(19,090)	(19,579)	(21,166)	(19,651)	(21,599)	(23,257)	(22,946)

Income (loss) from operations	(2,302)	4,027	2,186	3,798	(2,246)	3,870	(2,369)	877

Other income (expense)	(258)	584	246	(1,184)	(70)	(321)	(1,434)	(1,865)
Income (loss) before provisions for income taxes	(2,560)	4,611	2,432	2,614	(2,316)	3,549	(3,803)	(988)
Provisions for income taxes	(72)	(110)	(26)	(86)	17	(59)	(115)	(240)

Net income (loss)	(2,632)	4,501	2,406	2,528	(2,299)	3,490	(3,918)	(1,228)

     The following table sets forth certain line items expressed as a percentage of total revenues in our consolidated statement of operations for the period indicated:

	Three months ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	2001	2001	2002	2002	2002	2002	2003	2003

Consolidated Statement of Operations Data
Revenues:
Software licenses	28.0%	46.7%	46.7%	47.1%	35.8%	42.5%	36.7%	42.3%
Services	37.1%	29.1%	26.1%	27.3%	28.2%	28.8%	29.1%	26.3%
Maintenance	34.9%	24.2%	27.2%	25.6%	36.0%	28.7%	34.2%	31.4%

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	(2.1)%	(1.0)%	(1.1)%	(1.4)%	(1.6)%	(0.7)%	(2.1)%	(2.1)%
Services	(24.5)%	(21.1)%	(22.7)%	(20.9)%	(22.1)%	(18.9)%	(22.7)%	(21.9)%
Maintenance	(11.0)%	(7.8)%	(7.4)%	(7.4)%	(9.2)%	(6.3)%	(9.0)%	(8.4)%

Total cost of revenues	(37.5)%	(29.9)%	(31.2)%	(29.7)%	(32.9)%	(25.9)%	(33.9)%	(32.4)%

Gross profit	62.5%	70.1%	68.8%	70.3%	67.1%	74.1%	66.1%	67.6%

Operating expenses
Sales and marketing	(45.3)%	(36.7)%	(39.6)%	(37.1)%	(47.9)%	(40.2)%	(46.4)%	(41.1)%
Research and development	(15.7)%	(11.5)%	(12.6)%	(12.6)%	(16.3)%	(12.6)%	(16.3)%	(14.9)%
General and administrative	(12.0)%	(9.6)%	(9.6)%	(10.1)%	(11.6)%	(10.1)%	(10.9)%	(9.2)%
Other operating income	7.0%	4.6%	4.8%	4.5%	6.0%	4.5%	4.9%	3.9%
Other operating expenses	(7.0)%	(4.7)%	(5.0)%	(4.3)%	(6.0)%	(4.5)%	(5.0)%	(3.8)%

Total operating expenses	(73.0)%	(57.9)%	(61.9)%	(59.6)%	(75.7)%	(62.8)%	(73.6)%	(65.1)%

Income (loss) from operations	(10.5)%	12.2%	6.9%	10.7%	(8.6)%	11.3%	(7.5)%	2.5%

Other income (expense)	(1.2)%	1.8%	0.8%	(3.3)%	(0.3)%	(0.9)%	(4.5)%	(5.3)%
Income (loss) before provisions for income taxes	(11.7)%	14.0%	7.7%	7.4%	(8.9)%	10.4%	(12.0)%	(2.8)%
Provisions for income taxes	(0.3)%	(0.3)%	(0.1)%	(0.2)%	0.1%	(0.2)%	(0.4)%	(0.7)%

Net income (loss)	(12.0)%	13.6%	7.6%	7.1%	(8.9)%	10.2%	(12.4)%	(3.5)%

Organizational Structure

     Besides the company Headquarters located in Grasbrunn near Munich in Germany, IXOS SOFTWARE AG has four headquarters around the world covering the regions Europe/Middle East/Africa (EMEA), Americas, APAC (Asia/Pacific and Japan).

     Following the acquisition of Obtree Technologies Inc. (Basel) and PowerWork AG (Kempten), both companies were integrated into IXOS’s corporate organization. The activities of Obtree Technologies’ subsidiaries were transferred to other subsidiaries of the company and one second-tier subsidiary was taken out of operation. Obtree Technologies’ sales and service companies in Switzerland and the United Kingdom were absorbed into the company’s regional sales companies. The Basel location has been retained as a development center for content management, and the Kempten site will also remain as a development, sales, and product center. The Annual General Meeting of Obtree Technologies Inc., held on June 23, 2003, resolved to change the name of Obtree Holding in Switzerland to IXOS Engineering Switzerland AG, Basel, in order to enable IXOS to present a uniform image to customers and shareholders. There were no other major changes to IXOS’s internal organization in the year under review.

     IXOS SOFTWARE (International) AG in Biel, Switzerland, is the operational headquarters for the EMEA region.

     IXOS SOFTWARE, Inc. in San Mateo, U.S.A. is the headquarters for the American region with sales offices in Philadelphia, Mexico, and Montreal reporting to San Mateo.

     IXOS Asia PTE Ltd. in Singapore is the headquarters of the APAC region.

     In the APAC region, IXOS SOFTWARE AG has subsidiaries in Kuala Lumpur, Malaysia, and Melbourne, Australia, as well as sales offices in Sydney, Brisbane, Canberra, and Auckland, New Zealand, reporting to Singapore.

     IXOS SOFTWARE K.K. in Tokyo, Japan is the headquarters for Japan.

     The following table illustrates a list of our wholly owned subsidiaries as of December 3, 2003:

Country of
Name of Subsidiary	Ownership	Incorporation	Function

IXOS SOFTWARE, Inc.	wholly owned	U.S.	Sales, services and development
IXOS SOFTWARE (International) AG	wholly owned	Switzerland	Sales and services
IXOS SOFTWARE K.K.	wholly owned	Japan	Sales and services
IXOS SOFTWARE Asia PTE Ltd.	wholly owned	Singapore	Sales and services
IXOS SOFTWARE s.r.o.	wholly owned	Czech Republic	Development
IXOS (Netherlands) B.V.	wholly owned	Netherlands	Sales and services
IXOS SOFTWARE Limited	wholly owned	United Kingdom	Sales and services
IXOS SOFTWARE Australia Pty. Ltd.	wholly owned	Australia	Sales and services
IXOS SOFTWARE Sdn. Bhd.	wholly owned	Malaysia	Sales and services
IXOS SOFTWARE (Austria) GmbH	wholly owned	Austria	Sales and services
IXOS Engineering Switzerland AG	99,9%	Switzerland	Development
Obtree Technologies UK Limited	wholly owned	United Kingdom	dormant
IXOS SOFTWARE Nordics A/S1	wholly owned	Denmark	Sales and services
IXOS SOFTWARE Espagna S.L.[1]	wholly owned	Spain	Sales and services
IXOS SOFTWARE France SAS[1]	wholly owned	France	Sales and services
IXOS SOFTWARE do Brasil LTDA[1]	wholly owned	Brasil	Sales and services

1)	Subsidiaries established after the close of fiscal year 2003.

Real Property

     We lease all of our facilities. Our current principal administrative, engineering, manufacturing, marketing, and sales facilities total approximately 25,000 square meters, of which approximately 12,000 square meters are located in six buildings in Grasbrunn/Munich, and Haar/Munich, Germany.

     In 1998, we had entered into a lease for new office facilities in Grasbrunn/Munich totaling approximately 27,000 square meters to replace our existing lease. Under the terms of this lease, we originally planned to relocate our principal offices to these new premises in 2001. Subsequently, we decided not to relocate our principal office to these new premises, but will now remain at our existing premises. We have extended all leases for our existing premises and have entered into a sublease with Siemens AG for the entire 27,000 square meters in the new premises at a rate that will cover all our costs.

     In addition, we lease offices for sales, marketing and customer service activities in or near San Mateo, California, and Philadelphia, Pennsylvania, in the United States; Kempten, Düsseldorf, and Walldorf, Germany; Basel, Biel, and Zurich, Switzerland; Paris, France; Bristol and London, the United Kingdom; Stockholm, Sweden; Brussels, Belgium; Lisbon, Portugal; Copenhagen, Denmark; Vienna, Austria; Madrid, Spain; Hilversum, The Netherlands; Prague, the Czech Republic; Singapore; Kuala Lumpur, Malaysia; Auckland, New Zealand; Tokyo, Japan; Melbourne and Sydney, Australia; Sao Paulo, Brazil.

Capital Expenditures

     For information on our principal capital expenditures please see Item 5 – Liquidity and Capital Resources.

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

     The information contained in the “Operating and Financial Review and Prospects” contains trend analysis and other forward-looking statements that include risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this Form 20-F.

Introduction

     We provide software solutions for the management of e-business documents. We were formed in March 1988 as IXOS Software GmbH, a limited liability company in Germany. Effective June 17, 1997, IXOS Software GmbH was transformed into an Aktiengesellschaft (German stock corporation) called “IXOS Software Aktiengesellschaft”.

     Beginning in the calendar year 2000, we started to expand our archiving and document management product portfolio to support enterprise resource planning (“ERP”), as well as to provide leading groupware, CRM, and business portal platforms with document management solutions. As early as February 2001, we launched our extended product and solution offering under the new brand name IXOS-eCON Solution Suite and complemented the offering with an extended range of professional services, including 24 hour technical support, consulting, implementation, project, and training services. In fiscal year 2002, IXOS successfully enhanced its solution suite with document content management solutions. These include the integration of documents with transaction-oriented systems such as ERP and CRM for the leading systems provider SAP and Siebel. We also upgraded our document solution offerings for leading groupware providers such as Microsoft and Lotus.

     In fiscal year 2003, we enlarged our product portfolio through two strategic takeovers and became the European ECM market leader. With the acquisition of Swiss-based Obtree Technologies Inc. and the operating business of German-based PowerWork AG, IXOS has driven forward its growth strategy and broadened its range of products and solutions for enterprise content management and business process optimization. The new products acquired in the field of content management, process management, and workflow complement our existing product portfolio. Additionally, we strengthened our product portfolio through internal development. IXOS successfully launched three new products and 24 updates for the components of the IXOS-eCON Solution Suite. The IXOS-eCON Solution Suite now covers five product lines (IXOS-eCON Server, IXOS-eCONtext, IXOS-eCONcert, IXOS-Obtree C4, and IXOS-eCONprocess) that enable IXOS to build a powerful enterprise content management infrastructure for business customers.

     As of June 30, 2003, we had approximately 1,900 customers (representing 2,715 product installations and 2 million users worldwide) in a broad range of industries, including technology, communications, manufacturing, automotive, chemical & pharmaceuticals, construction, utilities, consumer products, and financial services. We distribute, implement, and support our products worldwide through more than 34 sales and support offices in 23 countries and selected business partners. IXOS has 16 subsidiaries, giving us a presence on five continents.

Acquisitions and the Takover-Bid of Open Text

     In the fiscal year 2003 IXOS made two strategic acquisitions. On January 24, 2003, IXOS announced the acquisition of Swiss-based Obtree Technologies Inc. and the takeover of the operating business of German-based PowerWork AG. Obtree was acquired for EUR 6.2 million. The operating business of PowerWork was acquired for EUR 1.6 million. Obtree is the leading supplier of content management solutions in Europe. PowerWork is an innovative supplier of process management and workflow technologies in Germany, Austria and Switzerland. With the acquisitions, IXOS drove forward its growth strategy and broadened its range of products and solutions for ECM in the area of web content management and business process optimization. The two acquisitions have made IXOS the European ECM market leader (see also item 4: “Information on the Company – History and development of the company”).

     On October 21, 2003, IXOS signed a business combination agreement (the “business combination agreement”) with Open Text Corporation, 185 Columbia Street West, Waterloo, Ontario NL2 5Z5, Canada, a corporation organized under the laws of the Province of Ontario, Canada, as a Canadian stock corporation (“Open Text”, together with its affiliated companies, the “Open Text Group”), whereby we agreed to a business combination with Open Text effected by a public tender offer (the “Open Text Merger”). On December 1, 2003, 2016091 Ontario Inc., a wholly owned subsidiary of Open Text, made such public tender offer for the purchase of all outstanding shares of IXOS. No final decisions have yet been taken. It is uncertain at this time if the IXOS shareholders will accept this offer or not. As of December 12, 2003 approximately 25.3% of our shareholders had already accepted the offer. For more information on the business combination see Item 4: “Information on the Company – Subsequent events – The Takeover-Bid of Open Text”.

Revenues

     Our revenues are derived from software licenses, services, and maintenance. We generate revenues from licensing the rights to use our software products directly to end-users and indirectly through sublicense fees from resellers. We also generate revenues from sales of professional services, including consulting, implementation, training, and maintenance. Half of maintenance revenues come from product and software updates, and the other half from support services. Both areas increase along with the installed base, which leads to higher overall maintenance revenues.

     Revenues from software license agreements are recognized according to SOP 97-2 “Software Revenue Recognition” if all of the following four criteria are met:

•	persuasive evidence of an arrangement exists,

•	delivery has occurred,

•	the price charged is fixed or determinable,

•	collectibility is probable.

     If a period of acceptance is stipulated in the agreement, revenues are recognized when software is accepted by the customer or when the acceptance period expires. The Company enters into reseller arrangements. Fees under these arrangements are recognized when the above-mentioned criteria are fulfilled.

     Service revenue is primarily related to implementation and installation services performed under separate service arrangements. Revenues from consulting and training services are recognized as the services are performed. If a license arrangement includes both software and service elements, the arrangement fee is allocated to services and other elements of the arrangement based on their fair value as established by independent sale of the respective element to customers. The residual arrangement fees allocated to the software license are recognized upon delivery of the software, provided that the services are not essential to the functionality of the software; the services exclude significant customization or modification of the software, and the payment terms for the software are not subject to acceptance criteria or are contingent upon the performance of services. In cases where the license fee payments are contingent upon the performance of services the entire fee is deferred until the contingency is resolved. If the services include significant software customization or modification the percentage of completion method in accordance with Accounting Research Bulletin (“ARB”) 45 and Statement of Position (“SOP”) 81-1 for long-term project contracts is applied. Revenue is recognized according to the cost-to-cost method, i e., costs already incurred are measured against total planned costs and the resulting percentage is recognized as a percentage of the total revenue of the project contract.

     Maintenance revenue is recognized ratably over the term of the maintenance period. If maintenance is included free or at a discount in a software license arrangement, the amounts related to maintenance are segregated from the software license fees and recognized ratably over the maintenance period, based on their fair value as established by independent sale of maintenance to customers.

     Our revenue recognition policies are discussed in detail in the Notes to the Consolidated Financial Statements.

Cost of Revenues

     Cost of revenues includes costs from software licenses, service, and maintenance. Software license costs consist of royalty payments and sublicense fees. Service costs consist primarily of personnel costs associated with consulting, implementation, projects, and training. Costs of maintenance revenues consist primarily of customer support staff costs. In fiscal year 2003, cost of revenues includes also costs for the amortization of acquired intangible assets from the purchase of Obtree Technologies Inc. and the operating business of PowerWork AG, which are included in the costs of software licenses and the costs of maintenance.

Expenses

     Our operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Sales and marketing expenses consist primarily of salaries, commissions, and bonuses, and other related costs for sales and marketing personnel, as well as marketing expenses related to advertising in trade publications, general advertising, promotional materials, and industry trade shows. Research and development expenses consist primarily of personnel costs attributable to the enhancement and further development of the IXOS eCON Solution Suite and the development of new software products. General and administrative expenses primarily consist of personnel costs related to the financial, accounting, human resources, and administration functions, and associated overhead costs, as well as fees for professional services related to our internal management information systems. In fiscal year 2003, operating expenses also include one-time acquisition and integration costs for the acquired organizations (sales and marketing, R&D, and administration), as well as the cost of expanding IXOS’s existing organization. Other operating expenses related only to rental expenses in the past fiscal year. For more information on our research and development policies, please see Item 4: “Information on the Company – Product Development and Research and Development”.

Factors Affecting Operating Results

     Future operating results will depend on many factors, including without limitation our ability to penetrate the SAP customer base, the continued growth of the SAP customer base, our relationship with our other strategic partners including Microsoft and Siebel Systems, the growth of the business document management system market, market acceptance of our products, competition in our markets, the success of our expansion of our direct sales force, our ability to enlarge and maintain indirect channels and partners, general economic conditions, and other factors.

     We plan to invest in the continued expansion of our worldwide operations, the marketing and sales infrastructure of our new integrated product portfolio, greater levels of product development, a larger and more geographically dispersed direct sales force, as well as indirect sales channels and broader customer support capabilities. Although we believe such expenditures will ultimately improve our operating results, our operating results would be materially adversely affected to the extent that such expenditures are incurred and revenues do not increase correspondingly.

     It is also part of our business strategy to investigate strategic opportunities to acquire complementary businesses, products, or technologies that strengthen our offering in the ECM environment. We are always looking for opportunities to expand our product line through organic growth, mergers, acquisitions, or asset purchases. In line with this strategy, we entered into a business combination agreement with Open Text on October 21, 2003, as discussed under “Acquisitions and the Takeover-Bid of Open Text” above.

Currency and Exchange Rates

     As a result of our multinational operations, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the U.S. dollar, the Swiss franc, the Japanese yen and the British pound, in relation to the euro. While our operations in Germany generate revenues that are denominated in euros, our operations elsewhere in the European markets generate revenues that are also denominated in Swiss francs and in British pounds. Moreover, revenues in North America and in the APAC region are denominated in U.S. dollars, Japanese yen, Singapore dollars, Malaysian ringit, and Australian dollars. Fluctuations in the value of those currencies relative to the euro could have a material adverse effect on our business, financial condition, and results of operations.

     The majority of our expenses are denominated in the currency of the country in which our subsidiaries are located. For each of our subsidiaries, the currency of the country in which the subsidiary is located has been determined to be the functional currency of that subsidiary. Our consolidated financial statements are translated from the respective functional currencies of our operating subsidiaries into euros, our reporting currency, utilizing the current rate method. Accordingly, assets and liabilities are translated at exchange rates in effect at the end of the reporting period, and revenues and expenses are translated at the average exchange rate during the period. Fluctuations in the U.S. dollar, the Swiss franc, the British pound, the Japanese yen, and other currencies relative to the euro will affect period-to-period comparisons of our reported results of operations.

     In the fiscal year ended June 30, 2003, foreign currency exchange losses amounted to EUR 4.2 million due to the strong growth of the Euro against the US dollar, Japanese yen, British pound, and the Swiss franc. This includes losses realized through intercompany and third-party cash flows in the amount of EUR 1.8 million and losses of EUR 2.4 million related to the translation of intercompany and third party receivables and liabilities, as well as the reclassification of long-term in to short-term inter-company receivables and liabilities. Net interest income totaled EUR 0.6 million for fiscal year 2003. In the aggregate, the financial result declined by EUR 3.1 million in fiscal year 2003. This had a substantial negative impact on our income before provisions for income taxes and minority interest. Earnings before provisions for income taxes and minority interest therefore grew at a slower (negative) pace than income from operations.

     Since IXOS revenues are generated by IXOS legal entities, doing business in their corresponding local markets, there are hardly any sales related cross border transactions. In these cases our business is in local currency – the revenue stream as well as the operating costs. Therefore, we do not hedge currencies.

Results of Operations

     The following table sets forth, for the fiscal periods indicated, certain items in our consolidated statements of operations.

	Year ended June 30,

(In thousands of EUR)	2001	2002	2003

Consolidated Statement of Operations:
Revenues:
Software licenses	58,370	53,021	50,371
Services	32,018	35,701	35,677
Maintenance	26,611	33,278	41,071

Total revenues	116,999	122,000	127,119

Cost of revenues:
Software licenses	(816)	(1,632)	(2,060)
Services	(25,137)	(26,915)	(27,142)
Maintenance	(9,021)	(9,948)	(10,333)

Total cost of revenues	(34,974)	(38,495)	(39,535)

Gross profit	82,025	83,505	87,584

Operating expenses
Sales and marketing	(52,776)	(47,715)	(55,409)
Research and development	(15,667)	(15,663)	(18,940)
General and administrative	(13,188)	(12,425)	(13,152)
Other operating income	3,798	6,191	6,049
Other operating expenses	1,758	(6,184)	(6,000)

Total operating expenses	(76,075)	(75,796)	(87,452)

Income (loss) from operations	5,950	7,709	132

Other income (expense)	1,600	(613)	(3,690)
Income (loss) before provisions for income taxes	7,550	7,096	(3,558)
Provisions for income taxes	(767)	(294)	(397)

Net income (loss)	6,783	6,802	(3,955)

     The following table sets forth, for the periods indicated, certain items in our consolidated statements of operations, expressed as a percentage of total revenues.

	Year ended June 30,

	2001	2002	2003

Consolidated Statement of Operations Data
Revenues:
Software licenses	49.9%	43.4%	39.6%
Services	27.4%	29.3%	28.1%
Maintenance	22.7%	27.3%	32.3%

Total revenues	100.0%	100.0%	100.0%

Cost of revenues:
Software licenses	(0.7)%	(1.3)%	(1.6)%
Services	(21.5)%	(22.1)%	(21.4)%
Maintenance	(7.7)%	(8.2)%	(8.1)%

Total cost of revenues	(29.9)%	(31.6)%	(31.1)%

Gross profit	70.1%	68.4%	68.9%

Operating expenses
Sales and marketing	(45.1)%	(39.1)%	(43.6)%
Research and development	(13.4)%	(12.8)%	(14.9)%
General and administrative	(11.3)%	(10.2)%	(10.3)%
Other operating income	3.2%	5.1%	4.8%
Other operating expenses	1.5%	(5.1)%	(4.7)%

Total operating expenses	(65.0)%	(62.1)%	(68.8)%

Income (loss) from operations	5.1%	6.3%	0.1%

Other income (expense)	1.4%	(0.5)%	(2.9)%
Income (loss) before provisions for income taxes	6.5%	5.8%	(2.8)%
Provisions for income taxes	(0.7)%	(0.2)%	(0.3)%

Net income (loss)	5.8%	5.6%	(3.1)%

Year Ended June 30, 2003 Compared with Year Ended June 30, 2002

     As mentioned above, on January 24, 2003 IXOS announced the acquisition of Swiss-based Obtree Technologies Inc. and the purchase of the operating business of German-based PowerWork AG. The results of PowerWork AG’s operations have been included in the consolidated financial statements of IXOS Software AG since the date of the acquisition. The results of Obtree Technologies Inc.’s operations have been included effective February 1, 2003.

     Revenues. IXOS strengthened its market position through internal developments and the acquisition of Obtree and PowerWork. Total revenues rose by EUR 5.1 million or 4.2% from EUR 122.0 million in fiscal year 2002 to EUR 127.1 million in fiscal year 2003, of which EUR 3.7 million related to the acquisitions. The difficult economic environment caused a general reluctance of our customers to invest in new IT infrastructure. In addition, more intensive competition on the IT market and exchange rate effects impacted our business and our results. . At constant exchange rates, IXOS would have recorded revenue growth of EUR 13.2 million or 10.8% and thus would have exceeded its original target.

     As in previous years, the greater part of our sales revenue in fiscal year 2003 was generated from the sale of software licenses. Software license revenues decreased by EUR 2.6 million (or 5.0%) from EUR 53.0 million in fiscal year 2002 to EUR 50.4 million in fiscal year 2003. Licenses accounted for 39.6% of total revenues in fiscal year 2003 compared to 43.4% in 2002. This development is largely due to a general reluctance of our customer to invest in their IT infrastructure in the second half of the fiscal year, particularly in the U.S. Even the new products launched on the market due to the acquisition of Obtree and PowerWork, accompanied by intensive development work, were unable to reverse this trend.

     We recorded strong growth in maintenance revenues, which rose by 23.4% or EUR 7.8 million to EUR 41.1 million compared to EUR 33.3 million in the previous year. IXOS benefited from the substantial increase in the number of installed software licenses, i.e., from license sales in previous periods. Maintenance revenues relate to product and software updates, as well as support services. Both areas increase along with the installed base, which leads to higher overall maintenance revenues. Our installed base grew from 2,063 at June 30, 2002 to 2,715 at June 30, 2003. Maintenance revenues accounted for 32.3% compared to 27.3% of total revenues in the previous year.

     At EUR 35.7 million, service revenues remained at the same level in fiscal year 2003 as in the previous year. Services remained stable despite price pressure on daily rates. Customer demand for combined product and service offerings remains strong. Overall, services contributed 28.1% to total revenue in fiscal 2003, compared to 29.3% in 2002.

Revenues by Region

	Revenues by Region

	Year ended June 30,

(In thousands of EUR)	2001	2002	2003

Germany	32.1	32.5	33.7
North America	37.7	37.5	33.0
EMEA	30.0	37.2	44.5
APAC	17.2	14.8	15.9

Total	117.0	122.0	127.1

     Our sales revenue is distributed among different regions of the world. As in previous years, IXOS was particularly successful in Europe in fiscal year 2003. With revenue growth of 19.6% to EUR 44.5 million in fiscal year 2003 (previous year: EUR 37.2 million), the Europe (excluding Germany), Middle East, and Africa (EMEA) sales region is one of IXOS’s growth markets. This corresponds to 35% of total revenues. Growth was boosted by increased demand for our products and services, as well as the acquisitions of Obtree and PowerWork in the second half of fiscal year 2003.

     In Germany, revenues increased from EUR 32.5 million in fiscal year 2002 to EUR 33.7 million in fiscal year 2003 (3.7%). This comparatively lower growth rate is a result of the poor economic development in Germany, which were substantially weaker than in other European countries. In total, the Germany region generated 26% of consolidated revenues.

     In the Americas, IXOS was unable to achieve the revenue levels attained in fiscal year 2002. Revenues declined by 12.0% from EUR 37.5 million in fiscal year 2002 to EUR 33.0 million in fiscal year 2003. IXOS was faced with a decrease in investment activity due to the weak economy as well as an unfavorable development of the dollar/euro exchange rate. As a result, the American region generated 26% of total revenues.

     With growth in revenues of 8% to EUR 15.9 million in fiscal year 2003 (previous year: EUR 14.8 million), the Asia/Pacific and Japan region (APAC) increased its share of total revenues from 12% in the fiscal year 2002 to 13% in fiscal year 2003. While developments on the Japanese market were particularly encouraging, the rest of the APAC region clearly felt the impact of the SARS lung disease.

     If the exchange rate effects resulting from the sharp rise in the euro year-on-year against the dollar, the yen, the pound and the Swiss franc are eliminated, revenues grew in all regions. At constant exchange rates, the EMEA and APAC regions generated an increase in revenues of 21% and 20%, respectively, while revenues for the American region were up 3%.

     Cost of Revenues: Cost of revenues consists primarily of royalties and sublicense fees for industry standard related databases, and costs of the support and services departments. Total cost of revenues increased by EUR 1.0 million from EUR 38.5 million in fiscal year 2002 to EUR 39.5 million in fiscal year 2003. The ratio of the cost of goods sold to revenue decreased only marginally from 31.6% to 31.1%, despite the amortization of additional intangible assets recognized when PowerWork and Obtree were acquired, which totaled EUR 0.8 million. Total gross margin increased from 68% in fiscal year 2002 to 69% in fiscal year 2003.

     Costs of software licenses increased by EUR 0.5 million from EUR 1.6 million in fiscal year 2002 to EUR 2.1 million in fiscal 2003, representing 1.6% of total revenues (previous year: 1.3%). This was primarily related to the amortization of additional intangible assets recognized when PowerWork and Obtree were acquired, which totaled EUR 0.6 million.

     Cost of maintenance revenues increased by EUR 0.4 million from EUR 9.9 million in fiscal year 2002 to EUR 10.3 million in fiscal year 2003 (3.9%). This increase was due to an expansion in the Company’s installed base, which rose in fiscal year 2003 by 32% to 2,715 installations worldwide. The costs of maintenance revenues were also affected by EUR 0.2 million from the amortization of acquired intangible assets. As a percentage of total revenue, maintenance costs were reduced by 0.1% from 8.2% in fiscal year 2002 to 8.1% in fiscal year 2003.

     Cost of service revenue increased by EUR 0.2 million from EUR 26.9 million in fiscal year 2002 to EUR 27.1 million in fiscal year 2003 (0.8%). Cost of services maintained at the same level in fiscal year 2003 as in the previous year. As a percentage of total revenue, the cost of services fell by 0.7% from 22.1% in fiscal year 2002 to 21.4% in fiscal year 2003.

     Operating expenses. Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. In fiscal year 2003, we increased our number of employees significantly. The average number of employees increased from 755 in fiscal year 2002 to 852 in 2003. With the acquisition of Obtree and PowerWork, 109 new employees were added.. This is reflected in operating expenses in particular, which recorded an above-average increase from EUR 75.8 million to EUR 87.5 million. This rise was related to one-time integration costs for the acquisitions, additional operating costs for the acquired organizations (sales and marketing, R&D, and administration), and the cost of expanding IXOS’s existing organization.

     Sales and marketing expenses increased by EUR 7.7 million from EUR 47.7 million in fiscal year 2002 to EUR 55.4 million in fiscal year 2003 (16%). This increase reflects the swift integration of the two acquired companies, and the expansion of IXOS’s sales organization, including the creation of the partner sales channel. For the future, we intend to further invest in marketing activities, which will promote our enlarged product portfolio.

     In the past fiscal year, we made significant investments in the future of the Company. (see also item 4: “Information on the Company – History and development of the company”) The acquisition of PowerWork and Obtree allowed us to acquire leading technology in the area of workflow and content management. R&D costs rose by 20.9% from EUR 15.7 million in fiscal year 2002 to EUR 18.9 million in fiscal year 2003. This increase of EUR 3.2 million is mainly the result of the personnel costs for the newly acquired development organization, the costs of product integration, and the costs of further product development. In particular, our R&D activities focused on further developing the Company’s main products and their functions, in order to expand our technology lead.

     General and administrative expenses rose by EUR 0.8 million from EUR 12.4 million in the previous year to total EUR 13.2 million in fiscal year 2003. This increase of EUR 0.8 million includes the cost of the acquired administrative units, the one-time costs of the legal integration of the companies, and structural adjustment costs (IT infrastructure, personnel). The ratio of administrative expenses to revenues remained at the prior-year level at 10.3% in fiscal year 2003 (previous year: 10.2%).

     Other operating income decreased slightly from EUR 6.2 million in fiscal year 2002 to EUR 6.0 million in fiscal year 2003 (2.3%). Other operating income only includes the income from the sublease of the Technopark II office building in fiscal years 2002 and 2003. Other operating expenses, which decreased from EUR 6.2 million in fiscal year 2002 to EUR 6.0 million in fiscal year 2003 (3.0%), only include the costs for the rental of this office building. There were no other income and expenses in fiscal year 2003.

     Total cost. Total costs, which includes the total cost of revenues and the total operating expenses, rose by 11.1% from EUR 114.3 million in fiscal year 2002 to EUR 127.0 million in fiscal year 2003. This means that the 4.2% rise in revenue is offset by the rise of costs, which are mainly attributable to the acquisitions.

     Income from operations in the IXOS Group fell from EUR 7.7 million in fiscal year 2002 to EUR 0.1 million in fiscal year 2003. Despite the difficult general economic conditions, IXOS has consciously accepted the drop in earnings in order to prepare for the future and secure competitive advantages. This is also clear from the development of earnings by quarter: in the first half of fiscal year 2003, results were at the same level as in fiscal year 2002, but were impacted by the acquisitions and the difficult economic environment in the second half of fiscal year 2003.

     Other Income (Expense). At a net EUR 3.7 million expense, the result decreased substantially in fiscal year 2003 compared with the prior-year level of a net EUR 0.6 million expense. Net interest income totaled EUR 0.6 million for fiscal years 2002 and 2003. The net loss from foreign currency exchange gains and losses amounted to EUR 4.2 million in fiscal year 2003. This includes losses realized through the settlement of intercompany and third-party receivables and payables in the amount of EUR 1.8 million and losses of EUR 2.4 million related to the translation of intercompany and third party receivables and liabilities, as well as the reclassification of long-term into short-term inter-company receivables and liabilities.

     IXOS changed the capital structure of its subsidiaries and replaced intercompany loans with shareholders’ equity. This results into a net loss from foreign currency translation of EUR 2.0 million. In the United Kingdom in particular, a substantial capital increase was required to fund the integration of the local Obtree sales company.

     Income (loss) before provisions for income taxes decreased by EUR 10.7 million from income of EUR 7.1 million in fiscal year 2002 to a loss of EUR 3.6 million in fiscal year 2003. This loss before provisions for income taxes was due to the lower income from operations and the strong growth of the euro in the year under review.

     Income Taxes. Due to the fact that IXOS can use carryforward losses, IXOS only had to pay a minor amount of income taxes in fiscal year 2002. The provision for income taxes increased by EUR 0.1 million from EUR 0.3 million in fiscal year 2002 to EUR 0.4 million in fiscal year 2003 due to tax provision for the Netherlands.

     We use the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.”

     On June 30, 2003, the net operating loss carryforward consisted of EUR 12.0 million from the German tax jurisdiction, EUR 2.9 million from the Singapore tax jurisdiction, EUR 2.6 million from the British tax jurisdiction, EUR 1.8 million from the Japanese tax jurisdiction, EUR 3.5 million from the Australian tax jurisdiction, and EUR 65.8 million from the Swiss tax jurisdiction, due to the acquisition from Obtree.

     Net income (loss). IXOS recorded a net loss of EUR 4.0 million compared to a net income of EUR 6.8 million in the previous year. Income per share decreased from EUR 0.35 in fiscal year 2002 to a loss per share of EUR 0.19 in fiscal year 2003.

Year Ended June 30, 2002 Compared with Year Ended June 30, 2001

     Revenues. Total revenues increased by EUR 5.0 million from EUR 117.0 in fiscal year 2001 to EUR 122.0 million in fiscal year 2002 (4%).

     As in previous years, the greater part of our sales revenue in fiscal year 2002 was generated from the sale of software licenses. Software license revenues decreased by EUR 5.3 million from EUR 58.4 million in fiscal year 2001 to EUR 53.0 million in fiscal year 2002 (9%). The decrease was due to customers’ reluctance to invest following the terrorist attacks in September 2001 in the U.S. and a weakened global economy. Overall, licenses contributed 43.4% to total revenue in fiscal 2002.

     Maintenance revenues increased by EUR 6.7 million from EUR 26.6 million in fiscal year 2001 to EUR 33.3 million in fiscal year 2002 (25%). This increase is related to our growing installed base. Our installed base grew from 1,550 to 2,063 in fiscal year 2002. Half of our maintenance revenues consist of software updates. As the installed base keeps growing, revenue associated with the related software updates keeps pace.

     Service revenues increased by EUR 3.7 million from EUR 32.0 in fiscal year 2001 to EUR 35.7 in fiscal year 2002 (12%). This increase was due to the increase in customer demand for end-to-end IT solutions, from situation analysis to complete implementation.

Revenues by Region

     EMEA (Europe/Middle East/Africa excluding Germany) proved to be the strongest growth market in the fiscal year 2002. EMEA revenue increased by EUR 7.2 million from EUR 30.0 million in fiscal year 2001 to EUR 37.2 million in fiscal year 2002 (24%). This region was responsible for a third of IXOS’s total revenue, not including intragroup revenues. In particular, the sales organizations in Switzerland, Austria, the UK, and France contributed to this growth.

     In the Americas IXOS generated revenue of EUR 37.5 million in this region and thus approximately maintained the prior-year level of EUR 37.7 million.

     In the German sales territory, IXOS’s revenue increased by EUR 0.4 million from EUR 32.1 million in fiscal year 2001 to EUR 32.5 million in fiscal year 2002 (1%). In the three months ended June 30, 2002, the successful acquisition of new customers, particularly from insolvent competitors, significantly boosted revenues.

     The Asia/Pacific and Japan region (APAC) was the only area where IXOS recorded a drop in revenue. In this region, revenue decreased by EUR 2.4 million from EUR 17.2 million in fiscal year 2001 to EUR 14.8 million in fiscal year 2002 (14%). Particularly in Australia and Japan, IXOS was unable to maintain prior-year revenue levels due to the difficult market environment.

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

     Cost of software licenses increased by EUR 0.8 million from EUR 0.8 million in fiscal year 2001 to EUR 1.6 million in fiscal 2002, representing 1.3% of total revenues (previous year: 0.7%). This was primarily related to higher database license fees that we had to pay to Oracle.

     Cost of service revenue increased by EUR 1.8 million, from EUR 25.1 million in fiscal year 2001 to EUR 26.9 million in fiscal year 2002 (7%), representing 22.1% of revenues (previous year: 21.5%). The cost increase was corresponding to an increase in revenues by EUR 3.7 million.

     Cost of maintenance revenues increased by EUR 0.9 million from EUR 9.0 million in fiscal year 2001 to EUR 9.9 million in fiscal year 2002 (10%). This increase was due to an expansion in the company’s installed base, which rose in fiscal year 2002 by 29% to over 2000 installations worldwide and required additional staff resources to provide the maintenance support. Maintenance costs amounted to 8.2% (previous year: 7.7%) of revenues.

     Operating expenses. Operating expenses consist of sales and marketing, research and development, and general and administrative expenses. Total operating expenses decreased slightly from EUR 76.1 million in fiscal year 2001 to EUR 75.8 million in fiscal year 2002.

     Sales and marketing expenses decreased by EUR 5.1 million from EUR 52.8 million in fiscal year 2001 to EUR 47.7 million in fiscal year 2002 (10%). This decrease was due to cost-cutting and restructuring efforts, and to a decrease in the headcount. In fiscal year 2002, we focused on streamlining our international sales and marketing organization. For the future, we intend to further invest in marketing activities that will promote our product sales.

     Research and development costs were EUR 15.7 million in fiscal year 2002, remaining at the same level as in fiscal year 2001, due to the average number of employees remaining unchanged.

     General and administrative costs decreased by EUR 0.7 million from EUR 13.2 million in fiscal year 2001 to EUR 12.4 million in fiscal year 2002 (6%). This decline was mainly caused by a reduction of the personnel costs due to a decline in the average number of employees for fiscal year 2002 in comparison to fiscal year 2001.

     Other Operating Income (Expenses). Other operating income increased from EUR 3.8 million in fiscal year 2001 to EUR 6.2 million in fiscal year 2002 (63%). Other operating income only includes the income from the sublease of the Technopark II office building in fiscal year 2002. Other operating expenses, which increased from EUR 1.8 million in fiscal year 2001 to EUR 6.2 million in fiscal year 2002 (251%) only include in fiscal year 2002 the costs for the rental of this office building. For restructuring purposes, IXOS established an accrual of EUR 5,8 million in fiscal year 2000. In fiscal year 2001, we were able to sublease the rent contract signed by IXOS for Technopark II. For this reason, an accrual of EUR 1 million was not used and was therefore reversed. In addition, our Company was able to sell the wholly owned subsidiary IXOS Anwendungs-Software GmbH, Leipzig, Germany, so the accrual for severance payments of EUR 2.1 million and the remaining accrual for rent commitments of EUR 0.5 million were also reversed. Payments totaling EUR 2,272 were made for restructuring purposes in fiscal year 2001. No payments were made in fiscal year 2002. Effective March 21, 2001, IXOS sold its share 31% in the joint venture memIQ Aktiengesellschaft, Munich, Germany, to the joint venture partners for an amount of EUR 3.5 million. Moreover, IXOS received EUR 2 million from the waiver of the non-compete clause. This ban was a component of the joint venture agreement dated May 26, 2000, and prohibited the joint venture from competing in the same field as the company.

     Other Income (Expense). Other income and expenses amounted to a loss of EUR 0.6 million in fiscal year 2002. The net loss from foreign currency translation of EUR 1.2 million that was recorded in fiscal year 2002 consisted of minus EUR 0.3 million in realized exchange rate gains and losses, and unrealized exchange rate gains and losses of minus EUR 0.9 million. Net interest income totaled EUR 0.6 million in fiscal year 2002 and relates exclusively to short-term deposit or loan transactions. In fiscal year 2001, there was other income of EUR 2.9 million and other expenses of EUR 2 million resulting from the following transactions: by way of a contract dated August 29, 2000, IXOS sold its wholly owned subsidiary IXOS Anwendungs-Software GmbH, Leipzig, for a cash amount of EUR 0.8 million. IXOS Leipzig was a subsidiary focusing mainly on development and, due to its size, not significant for the results of operations. Losses from equity interests in joint ventures result purely from the absorption of losses from the memIQ Aktiengesellschaft joint venture under the equity method. On the date memIQ Aktiengesellschaft was sold, the joint venture had total revenues of EUR 77 thousand and EUR 5.2 million of total expenses. Total assets amounted to EUR 8.9 million and consisted mainly of cash and cash equivalents (EUR 3.4 million) and long-lived assets (EUR 5.4 million), offset by accounts payable (EUR 4.6 million) and equity (EUR 3.9 million) on the liability side. Intercompany transactions between IXOS SOFTWARE AG and memIQ Aktiengesellschaft were immaterial.

     Total costs rose from EUR 111.0 million to EUR 114.3 million. This means that the 4% rise in revenue was offset by only a 3% rise in costs.

     Income before provisions for income taxes decreased by EUR 0.5 million from EUR 7.6 million in fiscal year 2001 to EUR 7.1 million in fiscal year 2002 (6%). This decrease in income before provisions for income taxes was due, among other things, to the strong growth of the euro in the year under review, which eroded our financial result.

     Income Taxes. The provision for income taxes decreased by EUR 0.5 million from EUR 0.8 million in fiscal year 2001 to EUR 0.3 million in fiscal year 2002 (63%). In fiscal year 2002 income of operations were mainly generated in regions, where IXOS could use the carryforward operating losses, especially in Germany. The German region itself generated income of operations of EUR 8.9 million.

     We use the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, accounting for deferred taxes takes into account the net tax effects of temporary differences between the carrying amounts in the financial statements and the tax base. Net deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized within a reasonable period of time.

     The loss incurred in fiscal year 2000 rendered it highly improbable that net operating loss carryforwards of previous fiscal years would be offset by profits in the near future. We therefore recognized a valuation allowance for all net deferred income tax assets within the different tax jurisdictions of our company. The remaining deferred tax liability results from the U.S. tax jurisdiction where we are liable for income taxes.

     As of June 30, 2001, a valuation allowance was recognized for the balance of deferred tax assets within the different tax jurisdictions of the company. Since the recoverability of deferred tax assets is still subject to uncertainty for 2003 and 2004, the company has again written these off in full. The remaining deferred tax liabilities all originate in U.S. tax jurisdictions where the existing deferred tax liabilities are not offset by deferred tax assets.

     On June 30, 2002, the net operating loss carryforward consisted of EUR 12.5 million from the German tax jurisdiction, EUR 3.6 million from the Singapore tax jurisdiction, EUR 2.7 million from the British tax jurisdiction, EUR 0.9 million from the Malaysian tax jurisdiction, and EUR 2.5 million from the Australian tax jurisdiction.

     Net income (loss): IXOS recorded a net income of EUR 6.8 million in fiscal year 2002 and 2001. Income per share rose by EUR 0.01 from EUR 0.34 in fiscal year 2001 to EUR 0.35 in fiscal year 2002.

Off-Balance Sheet Arrangements

     IXOS does not have any off-balance sheet arrangements.

Liquidity and Capital Resources

     On September 27, 2002, General Atlantic Partners acquired 1.8 million shares via a capital increase from our existing authorized capital. IXOS received net proceeds of EUR 10.6 million from this transaction with General Atlantic Partners. In addition, IXOS employees exercised 6,385 stock options, which led to an increase in the capital stock by around EUR 7 thousand.

     Total cash and cash equivalents decreased by EUR 5.1 million to EUR 29.2 million in fiscal year 2003 (previous year: EUR 34.3 million). The reduction in cash from operating and investing activities caused a cash outflow, while cash from financing activities produced a cash inflow.

     Net cash provided by operating activities totaled EUR 4.0 million, EUR 10.6 million and EUR –3.7 million in fiscal 2001, 2002, and 2003, respectively. The increase in cash provided by operating activities from fiscal 2001 to 2002 is primarily due to the net income of EUR 6.8 million generated in fiscal year 2002. The decrease in cash provided by operating activities from fiscal 2002 to 2003 is primarily due to the net loss of EUR 4.0 million generated in fiscal year 2003 compared to a net income of EUR 6.8 million in 2002.

     Net cash used in investing activities, consisting of capital expenditures for the purchase of computer equipment, office equipment, and additional leasehold improvements, was EUR 3.6 million, EUR 4.8 million and EUR 9.0 million in fiscal 2001, 2002, and 2003 respectively. In fiscal year 2003, the purchase of Obtree and PowerWork caused a cash outflow of EUR 6.6 million. The cash outflow for investing activities in fiscal year 2001 was reduced by EUR 4.3 million. This was due to cash received from the sale of consolidated companies and other companies.

     Net cash provided by financing activities totaled EUR –0.7 million, EUR –0.6 million and EUR 5.6 million in fiscal 2001, 2002, and 2003, respectively. The positive cash provided by financing activities in fiscal year 2003 is primarily due to the cash inflow from net proceeds of EUR 10.6 million received from the transaction with General Atlantic Partners, while the repayment of long-term debt acquired with the acquisitions of Obtree and PowerWork caused a cash outflow of EUR 5.0 million.

     The time period between invoicing and payment, the average days’ sales outstanding, was 76 days in fiscal 2003 as compared to 88 days in fiscal 2002.

     IXOS has no major debt positions in the balance sheet except EUR 0.8 million as a result of the Obtree acquisition. It does not have any outstanding bank financing or short-term funding as of the end of fiscal year 2003, nor does it have any through the date of this report.

     Borrowing facilities for each of our subsidiaries are in the currency of the jurisdiction in which the subsidiary is located.

     In our opinion, our working capital is sufficient for our present requirements.

     To date, inflation has not had a material adverse effect on our financial results.

     Total IXOS capital expenditures amounted to EUR 19.7 million in fiscal year 2003. Compared with the previous years 2001 (EUR 7.8 million) and 2002 (EUR 4.8 million), capital expenditures increased substantially. More than two thirds of our capital expenditures were used for acquisitions. IXOS did not receive any substantial subsidies or investment grants. The capital expenditures include EUR 9.5 million in recognized goodwill, EUR 7.4 million in intangible assets, and EUR 2.8 million in property and equipment. The expenditures were made primarily to strengthen our market position and gather energy for future growth. With the acquisition of PowerWork and Obtree, we believe we acquired leading-edge technology in the area of workflow and content management. In addition, some capital expenditures were allocated to our international sales, marketing, and service infrastructure base on usage. We primarily leased furniture and equipment under non-cancelable lease agreements expiring at various times through 2003. Assets under capital leases are included in the consolidated balance sheets. There are no future minimum annual lease payments for fiscal year 2004.

     As of June 30, 2003, intangible assets and property and equipment were EUR 28.6 million, of which property and equipment amounted to EUR 9.7 million.

     IXOS has no leasing commitments, except for the office building Technopark II. The annual costs for the office-building amount to approximately EUR 6.0 million. The costs are offset by the income from the sublease of the Technopark II of approximately EUR 6.0 million.

Application of Critical Accounting Policies

     The preparation of financial statements in conformity with generally accepted accounting principles requires us to utilize accounting policies and make estimates and assumptions that affect our reported amounts. Our significant accounting policies are described in Note C to the consolidated financial statements. We believe that policies and estimates related to revenue recognition, allowances for doubtful accounts, product and service warranties, and deferred income taxes represent our critical accounting policies and estimates. Future results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

     We derive a significant portion of our revenue from licensing activities, consisting of licensing fees for our products and solutions, fees for support and maintenance provided to customers related to these products and solutions, and fees, including milestone payments, for professional services related to these products and solutions. Significant management judgments and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management has made different judgments or utilized different estimates.

     License Revenue. We recognize revenue from license contracts when a non-cancelable, non-contingent license agreement has been signed; the software product has been delivered; no uncertainties exist surrounding product acceptance; fees from the agreement are fixed and determinable; and collection is probable. We use the residual method to recognize revenue when a license agreement includes one or more elements to be delivered at a future date if evidence of the fair value of all undelivered elements exists. If evidence of the fair value of the undelivered elements does not exist, all revenue is deferred until sufficient evidence exists or all elements have been delivered. When we enter into a license agreement requiring that we provide significant customization of the software products, the license and consulting revenue is recognized using contract accounting, including the percentage-of-completion method (in accordance with SOP 81-1 and ARB 45), which relies on estimates of total expected contract revenue and costs.

     Services and Maintenance Revenue. Revenue from consulting services is recognized as the services are performed for time-and-materials contracts, and contract accounting is utilized for fixed-price contracts. Revenue from training and development services is recognized as the services are performed. Revenue from maintenance agreements is recognized ratably over the term of the maintenance agreement, which in most instances is one year.

     We recognize our revenue in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” and the related AICPA technical practice aids, which are interpretations to SOP 97-2. We believe that we are currently in compliance with SOP 97-2 and SOP 98-9. However, the accounting community is discussing certain provisions of these accounting pronouncements with the objective of providing additional guidance on their future application. These discussions and the issuance of new interpretations, once finalized, could lead to unanticipated changes in recognized revenue. They could also drive significant adjustments to our business practices that could result in increased administrative costs, lengthened sales cycles, and other changes that could affect our results of operations.

     At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed and determinable, based on the payment terms (in general 30 days for licenses and maintenance contracts and 10 days for services arrangements) associated with the transaction and whether or not collection is reasonably assured. We assess collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. We do not request collateral from our customers. If we determine that collection of a fee is not reasonably assured, we defer the fee and recognize revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

     Allowance for Doubtful Accounts. We maintain an allowance for doubtful accounts at an amount we estimate to be sufficient to provide adequate protection against losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when we assess the realization of receivables, including assessing the probability of collection and the current creditworthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, a specific provision for doubtful accounts may be required. In addition, management records a general allowance for uncollectible accounts by applying percentages based on the aging of the receivables. The percentages are based on the Company’s historical experience of collection.

     Deferred Income Taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes.” We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance. We consider future taxable income based on our operating budgets and ongoing prudent and feasible tax planning strategies in assessing the amount of the valuation allowance. However, adjustments could be required in the future if we determine that the amount to be realized is greater or less than the amount we have recorded.

     Impairment. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” will no longer be amortized, but will be tested for impairment annually or more frequently if there are indicators of impairment. Consistent with its assessment of its reportable segments under SFAS No. 131, IXOS has determined that only one reporting unit exists for purposes of allocating goodwill. An impairment loss is recognized based on the excess of the book value of the Company’s net assets over the fair value of its net assets, as estimated by management based upon the Company’s market capitalization. If the market capitalization of the Company were to decrease below the net book value of the Company at any balance sheet date, an indicator of impairment exists, which would require an impairment analysis according to SFAS No. 142 to determine whether an impairment loss is required to be recorded. No impairment losses have been recognized in any periods presented.

Recent accounting pronouncements

     In June 2002, the Financial Accounting Standards Board issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 supersedes Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS No. 146 requires a company to record a liability for a cost associated with an exit or disposal activity when the liability is incurred. A fundamental conclusion in this Statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Therefore, this Statement eliminates the definition and requirements for recognition of exit costs in Issue 94-3. This Statement also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 must be applied for all exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the provisions of SFAS No. 146 to have a material impact on the consolidated financial statements. The Company has adopted the provisions of SFAS No. 146 on July 1, 2003. The adoption did not have significant impact on net worth, financial position, and results of operations.

     In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation – an amendment of SFAS No. 123. The standard provides alternative methods of accounting for a voluntary change to the fair value based method of accounting for stock-based employee compensation, and requires additional disclosures. The Company continues to account for stock compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company adopted the disclosure provisions of SFAS No. 148 on July 1, 2002.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company will begin applying the provisions of this new announcement effective July 1, 2003 on a prospective basis and does not anticipate any impact on its results of operations, financial position, and cash flows.

     On April 30, 2003, the FASB issued Statement of Financial Accounting Standards 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of:

•	decisions previously made as part of the Derivatives Implementation Group (DIG) process;

•	changes made in connection with other Board projects dealing with financial instruments;

•	deliberations in connection with issues raised in relation to the application of the definition of a derivative In particular it clarifies:

•	the meaning of “an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;”

•	the meaning of underlying; and

•	the characteristics of a derivative that contains financing components.

     SFAS No. 149 does not amend the definition of a derivative; however, SFAS No. 149 does clarify the definition of a derivative by focusing on the meaning of the characteristic “an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.” SFAS No. 149 explains that “smaller” means “smaller by more than a nominal amount.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on IXOS.

     In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Company does not anticipate any impact on its results of operations, financial position, and cash flows as a result of the adoption of the Statement.

     The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

     In November 2002, the EITF reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for IXOS in its financial statements beginning July 1, 2003. IXOS is determining the impact of the adoption of EITF 00-21, although IXOS believes that the adoption will not have a material impact on its consolidated financial statements.

Item 6: Directors, Senior Management and Employees

Management

     IXOS does not have any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person was selected as director or member of senior management.

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

     Under German law, shareholders of a company, like other persons, are liable to the company for damages if they intentionally use their influence on the company to cause a member of the Executive Board, the Supervisory Board, or holders of special proxies to act in a way that is harmful to the company. If a member of the Executive Board or Supervisory Board neglects his or her duties, he or she is jointly and severally liable with the persons exercising such influence.

     In carrying out their duties, members of both the Executive Board and the Supervisory Board must exercise the standard of care of a diligent and prudent businessperson. In complying with such standard of care, board members must take into account a broad range of considerations, including the interests of IXOS and those of its shareholders, employees and creditors. In addition, the members of the Executive Board can be personally liable for certain breaches of duties.

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

     The following changes were made to the Executive and Supervisory Boards in the fiscal year ended June 30, 2003: Richard Gailer was appointed as the new Executive board member for Sales and Marketing, on July 1, 2002. Christopher Schönberger resigned as of November 30, 2002 from the Supervisory Board. Mr. Klaus Esser was elected as a new Supervisory Board member at the Annual General Meeting on November 19, 2002 with effect from December 1, 2002 and Mr. Tom Tinsley of GAP was elected as an alternate member of the Supervisory Board. See Item 7: “Major Shareholders and Related Party Transactions – The General Atlantic Partners Transaction”. On December 11, 2002 Mr. Klaus Esser assumed the Chairmanship from Hansjörg Staehle. Eberhard Färber, Deputy Chairman of the Supervisory Board of IXOS Software AG, resigned his post with effect from September 5, 2003. Mr. Färber has been replaced by Tom Tinsley, who was elected as an alternate member at the Annual General Meeting in November 2002.

Supervisory Board

     Our Supervisory Board consists of six members. The shareholders elect four members and one or more alternate members at the Annual General Meetings, and the employees elect the remaining two members. All current shareholder representatives on the Supervisory Board are shown in the table below (item 7: “Major Shareholders and Related Party Transactions – Major Shareholders”) and were elected at the Annual General Meeting held on November 19, 2002, they serve until completion of the Annual General Meeting in 2004.

     The shareholders, by a majority of the votes cast by the shareholders at a General Meeting, may remove any member of the Supervisory Board they have elected at a General Meeting. The employee representatives may be removed by those employees that elected them by a vote of three quarters of the votes. The Supervisory Board elects a chairman and one deputy chairman from among its members with simple majority of its votes. The Supervisory Board has a quorum to take decisions when the majority of its members are present at the meeting. The Supervisory Board normally acts by simple majority vote, with the chairman, or his representative where the chairman does not participate in the voting, having a deciding vote in the event of a deadlock in a second vote on the same matter.

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

     Our Supervisory Board has established a financial reporting and audit committee, comprised of Mr. Richard Roy, Mr. Klaus Esser, and Ms. Claudia Böttcher, all of whom are members of the Supervisory Board. As a foreign private issuer, IXOS is relying on newly adopted Rule 10A-3(b)(1)(iv)(C) under the Securities Exchange Act of 1934 that provides an exemption from the independence requirements set forth in Rule 10A-3 for an employee who is not an executive officer (in our case for Claudia Böttcher and Manfred Heiss). This committee is chaired by Mr. Richard Roy and is charged with, among other things:

•	preparing the decisions of the Supervisory Board regarding approval of our company’s annual financial statements, including review of the financial statements, our annual reports, the proposed distribution of earnings, and the reports of our auditors;

•	reviewing the quarterly financial statements of our company that are to be made public or otherwise filed with any securities regulatory authority;

•	engaging the auditors; and

•	approving non-audit activities (consulting activities) of the auditors.

     Decisions by our financial reporting and audit committee require a simple majority.

     In addition, our Supervisory Board has established a personnel remuneration committee. Its members are Mr. Klaus Esser, Mr. Hansjörg Staehle, Mr. Eberhard Färber (until September 5, 2003), and Mr. Manfred Heiss. It is chaired by Mr. Klaus Esser and is charged with, among other things:

•	service contracts and remunerations of Executive Board members; and

•	stock option programs for Executive Board members.

     Decisions of our personnel remuneration committee require a simple majority.

     The shareholders may determine the term of each shareholder-elected member of the Supervisory Board. The maximum term must expire at the end of the Annual General Meeting in which the shareholders discharge the Supervisory Board member for the fourth fiscal year following the fiscal year in which the member was elected. The fiscal year in which a member’s term of office commenced is not included in the five-year period.

     The present members of our Supervisory Board, their ages, the year in which their term began and will expire, and their other board memberships are as follows:

		Term	Term	Principal Occupation and
Name	Age	started	Expires	Other Business Activities

Hansjörg Staehle, Chairman until December 11, 2002(2)(5)(6)	60	2002	2004	Attorney-at-law; Partner in the law firm Beil, Staehle, Wagner & Milde; Chairman of the Supervisory Board of Glautec AG; Chairman of the Supervisory Board of Alas AG, Gräfelfing; Supervisory Board member of Munich Business Angels AG, Munich

Eberhard Färber, Deputy Chairman(2)(5) until September 5, 2003	60	2002	2004	Master of business administration; Co-founder of IXOS SOFTWARE AG

Claudia Böttcher(1)(3)	37	1999	2004	Computer scientist, representative of IXOS employees

Manfred Heiss(2)(3)	38	1999	2004	Computer scientist, representative of IXOS employees

Richard Roy, Deputy Chairman effective September 18, 2003(1)(5)	48	2002	2004	Graduate engineer; Chairman of the Executive Board of Microsoft GmbH, Vice President EMEA Region (until 06/30/2001)

Klaus Esser, Chairman effective December 11, 2002(1)(2)(4)	56	2002	2004	Managing Director, General Atlantic Partner GmbH Dusseldorf; Chairman of the Supervisory Board of Apollis AG, Munich; Supervisory Board member of GWI AG, Bonn; Supervisory Board member of Alstom S.A., Paris; Member of the Board of Critical Path, Inc., San Francisco, U.S.A.

Tom Tinsley effective September 5, 2003(6)	50	2003	2004	General Partner at General Atlantic Partners LLC Member of the Supervisory Board of BMC, Meta-4, Philanthropic Research, Inc.; Internosis, Xchanging, and The F.B. Heron Foundation

(1)	Member of our financial reporting and audit committee, chaired by Mr. Roy

(2)	Member of our personnel remuneration committee, chaired by Mr. Esser

(3)	Employee representative

(4)	At the Supervisory Board Meeting on December 11, 2002, Mr. Esser was elected as the new Chairman

(5)	At the Annual General Meeting on November 19, 2002, Mr. Staehle, Mr. Färber and Mr. Roy were elected to serve the remaining term of office until completion of the 2004 Annual General Meeting. Mr. Staehle and Mr. Färber have been members of the Supervisory Board since 1999. Mr. Roy has been a Supervisory Board member since 1998.

(6)	Tom Tinsley became an ordinary member of the supervisory board on Eberhard Färber’s resignation on September 5, 2003.

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

     Under the Articles of Association of our company and German law, the Executive Board may adopt rules of procedure for the conduct of its own affairs, unless the Supervisory Board adopts rules of procedure for the conduct of the affairs of the Executive Board. The adoption and amendment of these rules require a simple majority of the votes of the Supervisory Board. Where the Executive Board consists of one member only, this member represents our company solely. Where the Executive Board consists of more than one member, as it is currently the case, the company is represented either by two members of the Executive Board acting together or by a member of the Executive Board acting jointly with a holder of broad power of attorney (“Prokurist”). The Supervisory Board may grant one or several members of the Executive Board the power to solely represent our company.

     The Executive Board members are jointly responsible for all management matters and pursuant to the current rules of procedure must jointly decide on all operational management issues.

     The decisions of the Executive Board are taken by simple majority vote. In the case of parity the proposition is treated as rejected. The Supervisory Board appoints the members of the Executive Board for a maximum term of five years. They may be reappointed or have their term extended for one or more terms of up to 5 years each. The Supervisory Board may remove a member of the Executive Board prior to expiration of this term for good cause, for example in the case of a serious breach of duty or a bona fide vote of no confidence by the Annual General Meeting. A member of the Executive Board may not deal with, or vote on, matters that relate to proposals, arrangements or contracts between himself and our company or those in which he is materially interested.

     The following tables set forth information as of December 3, 2003 with respect to each person who was an executive officer or director of the company:

Executive Board

					Shares
Name	Age	Term Started	Term Expires	Position	beneficially owned

Robert Hoog	50	2000	2006	Chairman and Chief Executive Officer	<1%
Peter Rau	47	2000	2006	Chief Financial Officer	<1%
Richard Gailer	40	2002	2005	Head of Sales and Marketing	<1%
Hartmut Schaper	41	2002	2005	Chief Technology Officer	<1%

     Robert Hoog has been our Chief Executive Officer (CEO) since June 2000. Prior to joining IXOS, he was President of Fujitsu Siemens Computer GmbH. From 1998 through 1999, he served as Executive Vice President and General Manager of Siemens ICP Computer Systems. In 1997, he assumed the position of Executive Vice President and General Manager of SNI’s Open Enterprise Computing Group and, at the same time, was a member of the Managing Board at Siemens Nixdorf AG. In 1996, Mr. Hoog was Vice President and General Manager for Middleware Product Division at Siemens Nixdorf AG. He started his professional career in 1978 at Hewlett-Packard GmbH (HP), Böblingen. During his 18 year tenure at HP, he held a series of top posts in sales, marketing and management until leaving the company in 1996, finishing his tenure there as General Manager of the Network and Systems Management Division.

     Peter Rau has been our Chief Financial Officer (CFO) since October 2000. Prior to joining IXOS, Peter Rau served as Chief Financial Officer and Executive Vice President of Euromicron AG. He began his career as Head of Internal Audit at Philip Morris in Munich and has held such additional positions as Head of Controlling for Subsidiaries and Investments for Porsche AG in Stuttgart as well as Director of Finance, Controlling and Management Information Systems at Leifheit AG in Nassau. He holds a degree in industrial engineering from the University of Applied Sciences in Munich and an MBA from Long Island University in New York.

     Richard Gailer became Head of Sales and Marketing (CSMO) on July 1, 2002. Mr. Gailer is responsible for worldwide sales and marketing activities, with offices in 23 countries. With the beginning of the current fiscal year 2004, on July 1, 2003 Mr. Gailer took over the responsibility for services. Mr. Gailer gained the extensive product and services experience that he brings to IXOS during the more than twelve years that he spent in high-level positions at SAP. In his last position, Mr. Gailer was a member of SAP System Integration AG’s Executive Board and responsible for the successful set up, IPO, and rapid expansion of the company. During this period, SAP Solutions GmbH and SRS AG were successfully merged. In addition, he oversaw the expansion of the sector and solution-oriented sales and service activities of the SAP subsidiary.

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

Compensation of Executive and Supervisory Board Members

     The aggregate amount of compensation paid by IXOS to the members of its Executive Board in fiscal year 2003 was EUR 1.77 million; the fixed portion of the total remuneration amounted to EUR 1.30 million, the variable portion amounted to EUR 0.27 million. Variable portions therefore account for 15.4% of the total remuneration. The variable portion depends on whether to certain targets are reached, including revenue and earnings targets. No pension reserves for members of the Executive Board have been established. As a retirement plan, IXOS pays life insurance policies for the Executive Board members. The other remuneration disclosed is the cost to the Company. It contains non-cash benefits, retirement benefits, and social security contributions.

     In fiscal year 2003, an additional pension liability of EUR 17 was recognized for the members of the Executive Board and included in the other remuneration. An additional pension liability of EUR 42 was recognized for former members of the Executive Board.

     The individual members of the Executive Board received the following remuneration in fiscal year 2003:

	Fixed	Variable	Other
	portion	portion	remuneration	Total
Executive Board Member	EUR	EUR	EUR	EUR

Richard Gailer (CSMO)	245	48	34	327
Robert Hoog (CEO)	587	110	70	767
Peter Rau (CFO)	231	65	59	355
Hartmut Schaper (CTO)	233	50	36	319

Total:	1,296	273	199	1,768

     They also receive stock options according to their contract of employment as an Executive Board member. Stock options held by the Executive Board members on December 3, 2003 are shown in the table below. The members of the Executive Board will receive pension payments at retirement independently of whether they are employed by IXOS at the time of their retirement or not. The remuneration of the members of our Executive Board is determined by the Supervisory Board.

     As of December 3, 2003, the Executive Board as a group holds 310,000 stock options with an average strike price of EUR 9.33 and an average remaining period of 6 years.

Board Member	Stock options	Strike price

Robert Hoog	35,000	19.80
	125,000	8.00
Peter Rau	50,000	8.00
Hartmut Schaper	50,000	8.00
Richard Gailer	50,000	8.00

     Executive Board member Peter Rau was granted a further 50,000 stock options, and Executive Board member Robert Hoog a further 40,000 stock options when their current service contracts were signed. These stock options have not yet been issued by IXOS.

     Between 23% and 35% of the total target remuneration paid to the members of the current Executive Board depends on their achievement of our company’s performance targets, which are defined by certain qualitative criteria, as well as our sales and profit. These targets are set by the Supervisory Board, in accordance with German law, on an annual basis.

     The aggregate amount of compensation paid to the members of its Supervisory Board in fiscal year 2003 amounted to EUR 158,000. The fixed portion of the total remuneration amounted to EUR 75,000, the variable portion amounted to EUR 83,000. The remuneration of the members of the Supervisory Board includes expenses and a fixed remuneration amounting to EUR 10,000 per year. The chairman receives the double, the deputy chairman one-and-a-half times the fixed remuneration. For each Supervisory Board or committee meeting, the remuneration for the attending members amounts to EUR 1,250 (variable portion of remuneration). Committee meetings, which are held on the same day as a Supervisory Board meeting, are not remunerated separately. The remuneration of the members of the Supervisory Board is determined by a shareholders’ resolution. The members of the Supervisory Board do not receive any further benefits, nor do they participate in the company’s stock option plan.

     The individual members of the Supervisory Board received the following remuneration in fiscal year 2003:

	Fixed	Variable
Supervisory Board Member	Portion	Portion	Total

	EUR	EUR	EUR
Dr. Klaus Esser, Chairman	12	9	21
Eberhard Färber, Deputy Chairman	15	11	26
Richard Roy	10	15	25
Hansjörg Stähle	14	13	27
Christopher Schönberger	4	8	12
Dr. Claudia Böttcher	10	15	25
Manfred Heiss	10	12	22

Total:	75	83	158

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

     For more information on shareholdings of members of our executive and supervisory boards see Item 7: “Major Shareholders and Related Party Transactions – Major Shareholders” below.

Employees

     IXOS employed 919 staff worldwide at the end of fiscal year 2003, 141 more than in the previous year. 109 new employees joined the IXOS Group as a result of the strategic acquisitions of Obtree (86) and PowerWork (23). IXOS did not have a significant number of temporary employees in fiscal year 2003.

     The following table indicates the year-end composition of our workforce during the fiscal years ended:

	2001	2002	2003

Germany	436	471	520
Europe (excl. Germany)	142	155	246
Americas	115	93	106
APAC	55	59	47
Total	748	778	919

	2001	2002	2003

Support	95	89	88
Services	186	211	209
Research & Development	163	179	223
Sales & Marketing	203	198	282
General & Administrative	101	101	117
Total	748	778	919

     To support our sales force, we conduct comprehensive marketing programs, which include public relations, telemarketing, seminars, trade shows, and educational programs. We have also formed the IXOS Academy for the training of new employees and the further education of our existing employees.

     None of our employees are covered by a collective bargaining agreement or are represented by a labor union or works council. We have experienced no work stoppages and believe our relationship with our employees is good. Competition for qualified personnel in our industry is intense. We believe that our future success will depend in part on our continued ability to attract, hire, and retain qualified personnel.

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

     The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions: risk-free interest rate of 3.5% (2002: 4.4%; 2001: 4.7%), nil dividend yield for all years presented, expected volatility 62% (2002: 66%; 2001: 60%) and an expected life for the options of 4 years (2002 and 2001: 4 years). All options granted during fiscal 2003, 2002, and 2001 had an exercise price equal to the fair market value of the shares at the date of grant. The estimated weighted average fair value of the options granted during fiscal 2003 amounts to EUR 2.29 (2002: EUR 2.41; 2001: EUR 6.43). If we had adopted FAS 123 compensation expense of EUR 1.3 million would have been recorded in 2003. See also Item 18: “Financial Statements – Note 19 of the Notes to the Consolidated Financial Statements”.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

     The following table shows the current beneficial ownership of our company’s share capital as of December 3, 2003, November 19, 2002, November 27, 2001 and November 14, 2000 by:

•	the principal shareholders (each person or entity who owns beneficially 5% or more of our Shares) and

•	the relevant members of our Executive and Supervisory Board.

Shares Beneficially Owned

	Annual General Meeting

	14-Nov-00		27-Nov-01		19-Nov-02		03-Dec-03

Name of Beneficial Owner (1)	Number	Percentage	Number	Percentage	Number	Percentage	Number (2)	Percentage

Eberhard Färber (3)	1,569,050	8.00%	1,569,050	7.95%	569,050	2.64%	569,050	2.64%
Helga Färber (4)	1,174,000	6.00%	1,174,000	5.95%	376,500	1.75%	376,500	1.75%
Hans Strack-Zimmermann (5)	1,653,525	8.40%	1,653,525	8.38%	653,525	3.04%	653,525	3.04%
Sibylle Strack-Zimmermann (6)	1,176,500	6.00%	1,176,500	5.96%	376,500	1.75%	376,500	1.75%
Goldman Sachs Group, LP and related investors (7)	1,518,370	7.80%	0	0.00%	0	0.00%	0	0.00%
General Atlantic Partners (9)					5,400,000	25.10%	5,737,000	26.65%
SAP AG	952,000	5%	952,000	4.83%	952,000	4.42%	0	0.00%
Intel Corporation (8)	134,000	<1%	0	0.00%	0	0.00%	0	0.00%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power or investment power with respect to securities. Shares subject to options currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for computing the percentage beneficially owned by any other person. We believe that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the Shares indicated.

(2)	Number of Shares outstanding as of December 3, 2003: 21,531,044 (including 40,000 treasury shares)

(3)	Mr. Färber had, during the time he served as a member of the Supervisory Board, which ended on September 5, 2003, no voting or investment power and disclaims beneficial ownership as to the Shares held by his wife, Helga Färber, except to the extent of his pecuniary interest therein.

(4)	Ms. Färber had, during the time Mr. Färber on the Supervisory Board, no voting or investment power and disclaims beneficial ownership as to the Shares held by her husband, Eberhard Färber, except to the extent of her pecuniary interest therein.

(5)	Mr. Strack-Zimmermann had, during the time he served as a member of the Executive Board, no voting or investment power and disclaims beneficial ownership as to the Shares held by his wife, Sibylle Strack-Zimmermann, except to the extent of his pecuniary interest therein.

(6)	Ms. Strack-Zimmermann had, during the time Mr. Strack-Zimmermann served on the Executive Board, no voting or investment power and disclaims beneficial ownership as to the Shares held by her husband, Hans W. Strack-Zimmermann, except to the extent of her pecuniary interest therein.

(7)	The Goldman Sachs Group, Inc. (“GS Group”), directly and/or indirectly through certain of its investment affiliates (as described in footnotes 8 and 9 below) first invested in our Shares on November 19,1997.

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

(8)	Intel Corporation disposed of its shareholdings in IXOS during the course of fiscal year 2000/2001.

(9)	In August 2002, IXOS gained General Atlantic Partners as a strategic investor. General Atlantic Partners has acquired 1.8 million shares from both the Strack-Zimmermann and the Färber founding families. As per September 27, 2002 they acquired a further 1.8 million shares via a capital increase from our existing authorized capital. The number of outstanding shares increased to 21,524,659 shares.

The total number of 5,400,000 Shares attributed to General Atlantic Partners includes 4,689,222 Shares held of record by General Atlantic Partners (Bermuda), L.P., Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda; 352,824 Shares held of record by GAP Coinvestment Partners II, L.P., c/o General Atlantic Service Corporation, 3 Pickwick Plaza Greenwich, Connecticut 06830, U.S.A.; 350,394 Shares held of record by GapStar, LLC, c/o General Atlantic Service Corporation, 3 Pickwick Plaza, Greenwich, Connecticut 06830, U.S.A. and 7,560 Shares held of record by GAPCO GmbH & Co. KG c/o General Atlantic Partners GmbH, Königsallee 62, 40212 Düsseldorf, Germany.

     Major shareholders have the same voting rights as all other shareholders.

     We are not aware of any arrangements, which may result in a change of control of IXOS.

     We are not directly or indirectly owned or controlled by any foreign government or by any natural or legal person severally or jointly.

     As of December 3, 2003, none of the members of our Supervisory Board or our Executive Board owns, directly or indirectly, more than one percent of our company’s outstanding share capital with the exception of Mr. Färber, member of the Supervisory Board until September 5, 2003, and his affiliates, were an exception. Mr. Färber holds 569,050 shares and his wife, Helga Färber, owns 376,500 shares.

The General Atlantic Partners Transaction

     The following is a summary of the Participation Agreement, the Färber Share Purchase Agreement, the Zimmermann Share Purchase Agreement and the Registrations Rights Agreement (each as defined herein), which are incorporated into this form 20-F by reference to exhibits 4.4, 4.5, 4.6 and 4.7 to the form 20-F/A filed on June 30, 2003.

     Pursuant to a share purchase agreement, dated August 12, 2002, by and among General Atlantic Partners (Bermuda), L.P. (“GAP LP”), GAP Coinvestment Partners II, L.P. (“GAPCO II”), GapStar, LLC (“GapStar”), and GAPCO GmbH & Co. KG (“GAPCO KG”) (collectively, GAP LP, GAPCO II, GapStar and GAPCO KG are referred to as “GAP”) and Eberhard and Helga Färber (the “Färber Share Purchase Agreement”), Eberhard and Helga Färber (together, the “Färbers”) agreed to sell to GAP and GAP agreed to purchase from the Färbers, an aggregate of 1,800,000 bearer ordinary Shares for an aggregate purchase price of EUR 11,700,000 (a price equal to EUR 6.50 per Share). Pursuant to a share purchase agreement, dated August 12, 2002, by and among GAP and Hans and Sibylle Strack-Zimmerman (the “Zimmermann Share Purchase Agreement”), Hans and Sibylle Strack-Zimmerman (together, the “Zimmermanns”) agreed to sell to GAP and GAP agreed to purchase from the Zimmermanns, an aggregate of 1,800,000 bearer ordinary Shares for an aggregate purchase price of EUR 11,700,000 (a price equal to EUR 6.50 per Share). Pursuant to each of the Färber Share Purchase Agreement and Zimmerman Share Purchase Agreement, if either of the Färbers or Zimmermanns wishes to sell any of his or her remaining Shares of IXOS, then the Färbers and Zimmermanns must first offer such Shares to GAP, who has the right to purchase all or some of such Shares.

     Pursuant to a participation agreement, dated August 12, 2002, by and among IXOS and GAP (the “Participation Agreement”), IXOS agreed to sell to GAP and GAP agreed to purchase from IXOS, an aggregate of 1,800,000 bearer ordinary Shares for an aggregate purchase price of EUR 10,620,000. In order to implement the participation of GAP in IXOS, the Executive Board and the Supervisory Board of IXOS resolved to increase IXOS’s share capital by EUR 1,800,00.00 from EUR 19,724,659 to EUR 21,524,659 using authorized capital against cash contributions. GAP was exclusively admitted to subscribe for the 1,800,000 new shares and the respective pre-emption rights of the shareholders were excluded.

     Pursuant to the Participation Agreement, IXOS agreed that at the next Annual General Meeting, which took place on November 19, 2002, it would nominate a designee of GAP to be elected to its Supervisory Board and a further designee of GAP to be elected as an alternate member of the Supervisory Board. According to the Participation Agreement, the alternate member of the Supervisory Board shall replace the departing member of the Supervisory Board, if such a member leaves office after the Annual General Meeting on November 19, 2002. Mr. Klaus Esser of GAP was appointed to IXOS’s Supervisory Board at IXOS’s last Annual General Meeting and Mr. Tom Tinsley of GAP was appointed as an alternate member of the Supervisory Board.

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

     As a result of these various agreements, GAP owned 25.1% or 5,400,000 of the issued and outstanding ordinary shares of IXOS. Since December 1, 2002, Mr. Esser of GAP has held the position of Chairman of the Supervisory Board of IXOS.

     Additionally between May 9, 2003 and May 21, 2003, General Atlantic Partners purchased 287,000 ordinary shares of IXOS Software AG on the open market. Afterwards General Atlantic Partners purchased another 50,000 shares of IXOS Software AG. As of December 3, 2003 they hold a total of 5,737,000 IXOS shares, which comprise 26.6% of the outstanding IXOS shares.

The Takeover-Bid of Open Text

     On December 1, 2003, 2016091 Ontario Inc. a 100% subsidiary of Open Text Corporation has made a public takeover bid for the purchase of all outstanding shares of IXOS Software AG for a price of Euro 9.00 per IXOS share, payable in cash at consummation of the takeover offer, in accordance with the provisions of the German Securities Acquisition and Takeover Act (WpÜG). The management and supervisory board of IXOS Software AG as well as the board of directors of Open Text Corporation unanimously support the anticipated transaction. As a voluntary alternative to this cash offer, Open Text has agreed to offer all IXOS shareholders 0.5220 of an Open Text share for each IXOS share and 0.1484 of a warrant, each whole warrant exercisable to purchase one Open Text share for up to one year after the closing day of the offer at a strike price of US $20.75 per share. The tender offer by the Canadian Open Text has been published on December 1, 2003 (see also item 4: “Information on the Company – Subsequent events – The Takeover-Bid of Open Text”).

     No final decisions have yet been taken. It is uncertain at this time if the IXOS shareholders will accept this offer or not. As of December 12, 2003 the public takeover offer by 2016091 Ontario Inc. was already accepted by approximately 25.3 % of the outstanding share capital of IXOS.

Related Party Transactions

     Since July 1, 2001, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which any member of the Executive Board, member of the Supervisory Board, executive officer or holder of more than five percent of the Shares of IXOS had or will have a direct or indirect interest other than (i) compensation agreements and (ii) the transactions described below.

     Dr. Wilhelm Haarmann, a member of our Supervisory Board until March 31, 2002, is also a member of the law firm Haarmann, Hemmelrath & Partner who frequently acts as our legal and tax advisor. Expenditures to Haarmann, Hemmelrath & Partner for their legal and tax consulting services amounted to EUR 49,000 during fiscal year 2002. We also retain another member of the Supervisory Board, Hansjörg Staehle, as a legal advisor. Expenditures invoiced by Mr. Staehle during the fiscal year 2002 were EUR 19,000.

     After the capital increase by 1.8 million shares on September 27, 2002, SAP owned approximately 4.4% of the shares of the company’s common stock. In fiscal year 2003, SAP divested its holdings in IXOS stock completely and therefore is no longer classified a related party.

     There were no further related party transactions in fiscal year 2003.

     We believe that the terms of all transactions with related parties are comparable to those that would be attainable by us in the ordinary course of business from unaffiliated third parties under similar circumstances.

Item 8: Financial Information

Consolidated Financial Statements

     See item 18: “Financial Statements” for a description of the audited consolidated financial statements included in this Annual Report. See also pages F-1 through F-41.

Other Financial Information

     We do not own investment securities. Our liquid assets are invested in short-term commercial paper. Cash equivalents consist of highly liquid investments with maturities of less than 90 days from the date of purchase.

     At the end of our last fiscal year on June 30, 2003, our short-term investments with maturities of less than 30 days in the amount of EUR 29.2 million were classified as cash and cash equivalents. As of June 30, 2003, there were no cash equivalents with maturities from 30 to 90 days.

Legal Proceedings

     We are not a party to any legal or arbitration proceedings, the adverse outcome of which, individually or in the aggregate, would have a material adverse effect on our business, operating results, and financial condition.

Government Regulations

     Government regulations have no material effects on IXOS’s business. In addition, we are currently not aware of any developments that are expected to occur with respect to government regulations that will have a material effect on our business.

Dividends

     We have never declared or paid any dividends and currently intend to retain all available earnings generated by our operations for the development and growth of our business. We do not currently anticipate paying any cash dividends on our Shares.

     For each fiscal year, the Executive Board approves the annual financial statements and submits them to the Supervisory Board with its proposal as to the disposition of the annual profit (either payment of dividends, transfer to reserves or carry forward to the next fiscal year). Upon approval by the Supervisory Board, the Executive Board and the Supervisory Board submit their combined proposal as to the disposition of the annual profits to the shareholders at the Annual General Meeting. The shareholders ultimately determine the disposition of the annual profits, including the amount of the annual dividends. Shareholders generally participate in distributions of any dividends in proportion to the number of their Shares, except when otherwise provided in the resolution, as is not unusual, for example, in the case of newly issued Shares which have been outstanding for less than a full year. Pursuant to the provisions of our stock option plan for German and other non-U.S. employees, any Share, which has been issued as a result of an exercise of an option, is entitled to participate in the profits made in the fiscal year in which the option was exercised. Prior to the dissolution of IXOS, the only amounts that may be distributed to shareholders under the Stock Corporation Act are the distributable profits (Bilanzgewinn). Any dividends declared by us will be effected in euros.

     In the event that dividends are paid in the future, holders of ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying Shares in accordance with the Deposit Agreement dated October 12, 1999 between us, the Bank of New York as depositary, and the registered holders of ADSs and the owners of a beneficial interest in book entry ADSs.

     See also “Item 18: Financial Statements” and pages F-1 through F-41.

Significant Changes

     On October 21, 2003, we announced that we have entered into a business combination agreement with Open Text Corporation, a corporation duly incorporated under the laws of the province of Ontario, Canada.

     Under the terms of the agreement 2016091 Ontario Inc. a 100% subsidiary of Open Text Corporation has agreed to make a voluntary, public takeover bid for the purchase of all outstanding shares of IXOS Software AG. On December 1, 2003, 2016091 Ontario Inc. made such public tender offer for the purchase of all outstanding shares of IXOS. The Management Board and the Supervisory Board recommended on December 2, 2003, that the holders of IXOS Shares accept the Offer extended by 2016091 Ontario Inc. However, the Management Board and the Supervisory Board did not provide any recommendation as to whether shareholders should opt for the cash offer or the alternative. (see also item 4: “Information on the Company – Subsequent events – The Takeover-Bid of Open Text”)

     No final decisions have yet been taken. It is uncertain at this time if the IXOS shareholders will accept this offer or not. As of December 12, 2003 the public takeover offer by 2016091 Ontario Inc. was already accepted by approximately 25.3 % of the outstanding share capital of IXOS.

     Other significant changes were the two strategic takeovers. On January 24, 2003 IXOS announced the acquisitions of the Swiss-based Obtree Technologies Inc. and the takeover of the operating business of German-based PowerWork AG. Obtree is the leading supplier of content management solutions in Europe. PowerWork is an innovative supplier of process management and workflow technologies in Germany, Austria and Switzerland. With the acquisitions, IXOS executes on its growth strategy and broadens its range of products and solutions for Enterprise Content Management & Business Process Optimization. With the two takeovers, IXOS has become the European ECM market leader (see also item 4: “Information on the Company – History and development of the company”).

Item 9: The Offer and Listing

     The principal trading market for our Shares, all of which are in bearer form, originally was the Neuer Markt segment of the Frankfurt Stock Exchange (FSE), which required admission to the Regulated Market (Geregelter Markt). On October 16, 2002, the Exchange Council of the Frankfurt Stock Exchange approved the reorganization of the FSE equities market effective January 1, 2003. Since January 1, 2003, there have been two segments of the FSE for the listing of equities and equity certificates admitted to the Regulated Market: the “Prime Standard” and the “General Standard”, which differ from each other in terms of the transparency criteria to be met.

     IXOS applied for a listing in the Prime Standard segment of the Regulated Market and was granted admission to the Prime Standard of the Regulated Market as of January 1, 2003, which is also the date when the new segment was introduced. IXOS fulfils all requirements of the Prime Standard such as quarterly reporting, international accounting standards (IASs/IFRSs or U.S. GAAP), a corporate calendar, at least one analyst conference per year, and the publication of ad-hoc disclosures in English. Admission is also a prerequisite for the inclusion of listed companies in the DAX, MDAX, SDAX, TecDAX, NEMAX 50, and special sector indices such as the Software Index, as well as the new Prime All Share Index. Since the launch of the new German Index structure on March 24, 2003, IXOS’s shares have been included in the TecDAX 30 index. IXOS is also represented on the broader Technology All-Share Index of the Frankfurt Stock Exchange.

     The Neuer Markt, on which our Shares were listed, was terminated on June 5, 2003. The listing of our Shares on the Neuer Markt segment was terminated when the listing in the Prime Standard became effective on January 1, 2003. Parallel calculation of the NEMAX 50 index for the 50 largest equities in the technology sectors, in which IXOS is included, is envisaged until the end of 2004 to enable continuity in the financial products based on this index, for example certain funds and index derivatives.

     Our Shares are traded in the Prime Standard segment of the FSE under the symbol “XOS” and our ADSs are traded on the Nasdaq National Market under the symbol “XOSY” since October 7, 1998. Each ADS evidences one Share after giving effect to a five-for-one stock split of the Shares, which was effected on December 22, 1999. The following table sets forth, for the periods indicated, the high and low closing prices of our Shares and ADSs:

	Per Share		Per ADS

	High	Low	High	Low

Fiscal 1999	EUR	EUR	USD	USD
July 1, 1998 through June 30, 1999[1]	52.80	16.77	61.00	20.44

Fiscal 2000	EUR	EUR	USD	USD
July 1, 1999 through June 30, 2000	104.00	16.00	97.00	17.00

Fiscal 2001	EUR	EUR	USD	USD
First Quarter	23.20	10.00	19.00	9.00
Second Quarter	18.75	5.25	15.00	5.31
Third Quarter	15.50	5.40	14.38	4.88
Fourth Quarter	9.20	5.94	8.60	5.05
July 1, 2000 through June 30, 2001	23.30	5.25	19.00	5.05

Fiscal 2002	EUR	EUR	USD	USD
First Quarter	8.32	4.20	7.47	3.55
Second Quarter	4.65	3.25	4.65	2.92
Third Quarter	7.26	4.19	6.48	3.65
Fourth Quarter	7.00	4.85	6.55	4.80
July 1, 2001 through June 30, 2002	8.32	3.25	7.47	2.92

Fiscal 2003	EUR	EUR	USD	USD
First Quarter (share split taken into account)	6.73	3.80	6.07	3.76
Second Quarter	6.10	4.40	5.90	4.12
Third Quarter	5.49	4.60	5.85	4.95
Fourth Quarter	5.50	3.85	6.20	4.46
July 1, 2002 through June 30, 2003	6.73	3.80	6.20	3.76

Fiscal 2004
First Quarter	7.24	4.49	8.29	5.15

Past Six Months	EUR	EUR	USD	USD
June 2003	5.50	4.68	6.20	5.50
July 2003	5.38	4.75	5.80	5.15
August 2003	6.34	4.49	6.95	5.15
September 2003	7.24	6.00	8.29	6.71
October 2003	9.80	5.94	11.65	7.17
November 2003	9.70	9.17	11.08	10.75

[1]	DM figures were translated to EUR by dividing the DM amount by 1.95583, which is the official rate fixed by the Council of the European Union.

On September 27, 2002, IXOS increased its capital stock by EUR 1,800,000 using authorized capital against cash contributions. General Atlantic Partners was exclusively admitted to subscribe for the 1,800,000 new shares and the respective pre-emption rights of other shareholders were excluded. IXOS’s share price before and after the announcement of the capital increase remained approximately the same.

On December 12, 2003, the closing price per Share on the Frankfurt Stock Exchange was EUR 9.15 and the closing sales price per ADS on the Nasdaq National Market was USD 11.15.

The number of record holders of our ADSs and Shares in the U.S. cannot be determined exactly. To the best of our knowledge, the most accurate figures we can derive are from the number of invitations to our Annual General Meeting on December 3, 2003, sent to banks as per section 125 German Stock Corporation Act (Aktiengesetz). Approximately 260 German banks received approximately 46,000 invitations. The Bank of New York and Georgesons Shareholder Communications received approximately 530 invitations.

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

Corporate Governance

     In February 2002 the Corporate Governance Commission of the Federal German Government presented the German Corporate Governance Code containing consistent and uniform standards of corporate governance for German Stock Corporations whose shares are traded on a stock exchange. Under the Stock Corporation Act as amended by the German Transparency and Disclosure Act, such corporations are obliged annually to disclose their compliance with the recommendations of the German Corporate Governance Code and to give details of any deviations from these recommendations (“comply or explain”). The Corporate Governance Commission developed amendments to the Code that came into force on July 4, 2003. The publication of the German Corporate Governance Code and of its amendments was welcomed by IXOS. The Management Board and the Supervisory Board have submitted the declaration required by section 161 AktG to the effect that they comply with the recommendations of the “Government Commission on the German Corporate Governance Code” published by the Federal Ministry of Justice in the official section of the German Electronic Federal Gazette (elektronischer Bundesanzeiger), and that they will continue to do so in the future. The declaration published reads as follows:

     The Executive Board and the Supervisory Board of IXOS Software AG have declared that the company complies with the current recommendations on conduct with regard to company management and supervision laid down by the Code Commission of the German Federal Government, in the year under review and will continue to comply with these recommendations in future. The declaration of compliance has been published on the IXOS website and in the annual report of fiscal year 2003 in September 2003.

     Furthermore, on November 13, 2002, our company together with nine other companies listed on the Frankfurt Stock Exchange published a joint Corporate Governance Declaration, which ensures voluntary compliance and observance of high national and international standards of good corporate management and control.

Share Capital and Share Capital Increases and Decreases

     The subscribed and outstanding share capital (“Grundkapital”) of our company is EUR 21.53 million (as of June 30, 2003) and is composed of 21,531,044 bearer ordinary Shares of no par value (“Stückaktien”). These Shares have a notional value (“rechnerischer Wert”) of EUR 1.0 each.

     Under the Articles of Association, the share capital may be increased by a resolution adopted by a simple majority of the share capital represented at the passing of the resolution. If the preemptive rights of the existing shareholders are excluded, the resolution requires a 75% majority of the share capital represented at the Annual General Meeting.

     Alternatively, the shareholders may empower, by a resolution approved by a three quarter capital majority, the Executive Board to issue with the approval of the Supervisory Board, within a period not exceeding five years, Shares in a specified aggregate nominal amount, thus creating authorized capital (“genehmigtes Kapital”). Finally, the shareholders may create, by a resolution requiring the same majority, conditional capital (“bedingtes Kapital”), in particular for the purposes of issuing Shares to options.

     The nominal amount of the authorized capital may not exceed 50% of share capital outstanding at the time the resolution to create such capital is registered in the commercial register. The nominal amount of the conditional capital may not exceed 50%, in case the conditional capital serves for the granting of stock option rights to employees or the management 10%, of the share capital outstanding at the time the resolution to create such share capital is adopted.

     Any decreases in our share capital require the approval of a majority of the shareholders holding at least 75% of the outstanding share capital represented at the Annual General Meeting.

     By agreement dated August 20, 1996, our share capital was increased by DM 133,000 to DM 1,200,000. One share, in the nominal amount of DM 120,000, was subscribed for by Intel Corporation. Another share, in the nominal amount of DM 13,000, was subscribed for by SAP. As a result of this transaction, Intel Corporation and SAP each held approximately ten percent of the then outstanding share capital of IXOS. The aggregate premium in the amount of DM 12,990,908 paid for the Shares was credited to our capital reserves.

     By way of a resolution dated April 15, 1997, effective June 17, 1997, we changed our corporate structure from a limited liability company (Gesellschaft mit beschränkter Haftung) to a stock corporation (Aktiengesellschaft). Our share capital immediately following the transformation amounted to DM 1,200,000, divided into 24,000 registered Shares with a par value of DM 50 each. The Annual General Meeting held on April 15, 1997 resolved to implement a share split at a ratio of 1:10 for each outstanding Share of IXOS. As a result, our share capital of DM 1,200,000 was divided into 240,000 Shares with a nominal value of DM 5 each.

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

(9)	Our share capital was converted to euros during calendar 1999, and corresponding changes to the Articles of Association were approved; and

(10)	We were authorized to purchase our own Shares in an amount equal to no more than ten percent of our share capital.

     At our Annual General Meeting held on November 25, 1999, our shareholders approved a five-for-one stock split of our ordinary bearer Shares. The split was effected on December 22, 1999 following the entry of the necessary amendment into the Commercial Register in Munich. Following such stock split, each ADS represents one ordinary bearer Share. The Depositary Agreement entered into between us and the Depositary on October 12, 1998 was amended to reflect the stock split.

     Furthermore, the shareholders resolved to convert the share capital from Deutsche Mark to euros and to increase the share capital from reserves up to the amount of EUR 19,259,285, with each Share having a notional value of EUR 1.

     Our shareholders also resolved a conditional capital increase in the amount of up to EUR 298,233 (Conditional Capital III) to secure option rights granted under the stock option plan.

     As a consequence of the capital increase out of reserves the Conditional Capital I was increased by up to EUR 1,365,715 and the Conditional Capital II was increased by up to EUR 261,980.

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

     Our shareholders also resolved to create a further conditional capital of up to EUR 461,254 (Conditional Capital IV) to secure option rights granted under the stock option plan. Due to statutory German stock corporation law, this resolution has not been registered in the Commercial Register.

     At the Annual General Meeting on November 27, 2001, only 42.97% of IXOS SOFTWARE AG’s share capital was represented. Since the Articles of Association required over 50% of the share capital to constitute a quorum, the Annual General Meeting was not qualified to decide by vote.

     The company therefore convened a second Annual General Meeting on March 6, 2002 at which various amendments to the Articles of Association were adopted. The rule whereby the Annual General Meeting can only adopt a resolution if more than half of the share capital is represented has been annulled without replacement. Furthermore, a resolution on the company’s authorization to purchase its own shares was adopted. By dissolving the authorization granted on November 14, 2000, the company was authorized to purchase company shares up to the maximum amount of EUR 1,972,465 until May 26, 2003. The authorization may be exercised in part or full. A resolution to authorize the issuance of 650,000 additional stock options was adopted. The shareholders furthermore resolved to increase our company’s conditional share capital by an additional amount of EUR 500,000 (Conditional Capital IV) through the issuance of up to 500,000 Shares to secure the option rights.

     In August 2002, IXOS gained General Atlantic Partners as a strategic investor. General Atlantic Partners has acquired 1.8 million shares from both the Strack-Zimmermann and the Färber founding families. As of September 27, 2002, it acquired a further 1.8 million shares via a capital increase from the company’s existing authorized capital. The number of outstanding shares increased to 21,524,659 shares.

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

     At the Annual General Meeting held on December 3, 2003, no further share capital decrease or increase resolution was passed.

Shares

     Our Shares are freely transferable. Ownership of the Shares will pass upon agreement of their transfer.

Notification Requirements

     Under the Securities Trading Act (“Wertpapierhandelsgesetz”, “WpHG”) as amended, anyone owning shares in a German stock corporation whose shares are admitted to trading on an “organized market” in the European Economic Area and thus including our company, is required to notify such corporation and the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) in writing without delay if the aggregate number of shares held by it exceeds or falls below a threshold of 5%, 10%, 25%, 50%, or 75% of the corporation’s share capital. Once notified by the shareholder, the corporation is required to publish such notification.

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

     Effective as of July 1, 2002, under the Securities Trading Act, the members of the Executive and Supervisory Boards of a stock corporation whose shares are listed on a German stock exchange such as our company, as well as their spouses, registered domestic partners or immediate family (parents or children), and the respective persons of the parent company, if applicable, must notify the corporation and the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin) without undue delay of any acquisition or disposal of any shares of the corporation and derivatives transactions linked to the share price of the corporation. The corporation must then publicly disclose the information. The new rules, however, do not apply to the acquisition of shares of the corporation as part of the board members’ compensation package, In addition, no reporting obligation exists if the aggregate value of otherwise reportable transactions of a relevant person does not exceed EUR 25,000 over a period of 30 days.

General Meetings

     At the IXOS Annual General Meeting, our shareholders determine the allocation and distribution of profit, approve or disapprove the actions of the members of the Executive Board and the Supervisory Board and appoint our auditors. The meeting must be held within the first eight months of the fiscal year (which for IXOS runs from July 1 to June 30 of the following year) and is convened by the Executive Board. The chairman of the Supervisory Board acts as chairman at the Annual General Meeting. Shareholders also elect four members of the Supervisory Board. Shareholders’ approval is required for important corporate measures, such as capital increases and decreases, approval of stock option plans, issuance of bonds convertible into Shares, bonds with warrants to purchase Shares, profit participating bonds and profit participating rights, amendments to the Articles of Association, mergers and similar transactions, and the dissolution of IXOS. Extraordinary Meetings may be convened by the Executive Board or the Supervisory Board or by shareholders holding, individually or collectively, at least five percent of the nominal value of share capital. Shareholders holding in the aggregate at least five percent of IXOS’s share capital or Shares in an aggregate nominal amount of at least EUR 500,000 may require that modified or additional resolutions be proposed at the Annual General Meeting and that such resolutions be published prior to the meeting. Notice of Annual General Meetings must be published in the German Electronic Federal Gazette (Elektronischer Bundesanzeiger) at least one month prior to the last day on which Shares must be deposited as set forth below. The notice consists of the publication of the time and place of the meeting, the agenda, and the conditions for participation by shareholders.

     The right to attend and vote at a Annual General Meeting is only accorded to those shareholders who deposit their Shares (or certificates of deposit of a bank serving as a depositary for such securities) at least four working days, excluding Saturdays, prior to the meeting and through the end of the meeting, with IXOS, a German notary, a bank serving as a depositary for such securities (Wertpapiersammelbank) or at any other place of deposit specified in the notice of the meeting. Shares are also deemed to have been deposited if, with the consent of one of the aforementioned depositees, they are held for such depositee in a bank account and are blocked until the end of the Annual General Meeting. If announced by the invitation to the General Meeting, participation in the General Meeting, its transmission and the participation in its votings are also possible via electronic media as far as permitted by law and by the stipulations of the invitation to the General Meeting. Following such deposit of Shares or the blocking of the account in which they are held, a holder of Shares may still sell or otherwise dispose of his Shares; provided, however, that any voting instructions such shareholder may have given with respect to such Shares will be invalidated.

Voting Rights

     Each Share entitles the holder thereof to one vote. Generally the holders of Shares are entitled to vote at Annual General Meetings in accordance with the number of their Shares, and a simple majority of votes cast is sufficient to approve a measure unless a higher majority is required by German law or by the Articles of Association. A parity of votes constitutes the rejection of a proposal. In particular, the Stock Corporation Act requires that certain significant resolutions be adopted by a majority of at least three-quarters of the nominal share capital present or represented at the meeting at which the vote is taken. Among these resolutions are share capital increases that exclude shareholders’ preemptive rights, the creation of authorized or conditional capital, changes to the Article of Association modifying the company’s corporate object, any decrease of capital, mergers and similar transactions. The Articles of Association had required that a quorum of more than one half of the company’s outstanding share capital be represented in order to pass a shareholders’ resolution. This provision was annulled by a shareholders’ resolution adopted at the Annual General Meeting on March 6, 2002.

Preemptive Rights

     Under the Stock Corporation Act, a shareholder in a stock corporation has a preemptive right to subscribe for Shares, debt instruments convertible into Shares (or involving a profit participation), and participation rights issued by the corporation, in proportion to the Shares held by such shareholder in the existing capital of such corporation. Under the Stock Corporation Act, this preferential right can be denied or limited only through a shareholders’ resolution approved by a majority of three quarters of the share capital represented at an Annual General Meeting (in person or by proxy). Even with a three quarters majority, the exclusion or limitation of preemption rights is permissible only under limited circumstances, for instance where (a) the capital increase involves a contribution in cash (Barkapitalerhöhung), (b) the capital increase does not exceed ten percent of the corporation’s share capital (Grundkapital) and (c) the issue price does not fall significantly below the price of the corporation’s Shares on a stock exchange on which its Shares are listed. Preemption rights may be transferred. Exercisable preemption rights attaching to the Shares would generally be traded on the Frankfurt Stock Exchange for a limited number of days.

     Due to the restrictions on the offer and sale of securities in the United States under U.S. securities laws and regulations, there can be no assurance that any offer of new Shares to existing shareholders on the basis of their preemptive rights will be open to U.S. holders of ADSs or Shares.

Liquidation

     Apart from liquidation as a result of bankruptcy proceedings, IXOS may be liquidated only with a majority of 80% of the votes cast and 75% of the share capital present or represented at an Annual General Meeting at which the vote is taken. In accordance with the Stock Corporation Act, upon the liquidation of IXOS, any liquidation proceeds remaining after paying off all its liabilities would be distributed among the holders of Shares in proportion to the total number of the Shares held by each shareholder.

Purchase by the Company of its Own Shares

     Under the Stock Corporation Act, we may not purchase our own Shares, subject to certain limited exceptions provided in this Act. Generally, the number of such shares purchased by a German corporation (when aggregated) may not exceed ten percent (10%) of its share capital. At the General Meeting held on November 14, 2000, we were authorized, until March 14, 2002, to purchase our own Shares up to a maximum of 10% of our share capital. In early September 2001 we purchased 40,000 Shares of our company to secure a sufficient supply of Shares to convert employee stock options into Shares. We have implemented this service to avoid delays in transfer of the Shares to the respective employee’s securities account, effective July 31, 2001.

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

Amendment of Articles of Association

     Resolutions seeking to amend the Articles of Association may be proposed either jointly by the Supervisory Board and the Executive Board or by the shareholders holding in the aggregate at least five percent of IXOS’s share capital or Shares in the aggregate nominal amount of at least EUR 500,000. Resolutions on the amendment of the Articles of Association must be passed by a simple majority of the nominal share capital present or represented at the meeting at which the vote is taken, unless mandatory stock corporation law or the Articles of Association provide otherwise (see above). In particular resolutions to change our business purpose must be passed by a majority of at least three-quarters of the nominal share capital present or represented.

Objectives of the Company

     The objectives of our company set forth in Section 2 of our Articles of Association involve direct or indirect activity in the area of development, sales and marketing of computer software of any kind as well as the provision of related services and software training for customers.

     Additionally, our company is authorized to establish or acquire enterprises with similar objectives and to acquire a stake in such enterprises, to manage such enterprises and to conduct any business to promote the dealings of the company. Our company may establish branch offices in Germany and other countries and acquire participations.

Exchange Controls

     At present, Germany does not restrict the movement of capital between Germany and other countries other than in relation to specified persons or groups of persons in Burma/Myanmar, Iraq, the Federal Republic of Yugoslavia and Zimbabwe as well as persons or groups of persons related to certain specified terrorist groups. These restrictions were established in accordance with resolutions adopted by the United Nations and the European Union.

     For statistical purposes, with certain exceptions, every corporation or individual residing in Germany must report to the German Federal Bank any payment received from or made to a non-resident, corporation or individual if the payment exceeds EUR 12,500 (or the equivalent in a foreign currency). Additionally, corporations and individuals residing in Germany must report to the German Federal Bank any claims against a non-resident corporation or individual exceeding an aggregate EUR 5 million (or the equivalent in a foreign currency) at the end of any calendar month.

     Neither German law nor our Articles of Association restrict the right of non-resident or foreign owners of the Shares to hold or vote the Shares.

Taxation

Taxation in the Federal Republic of Germany

     This “Taxation” section contains a brief summary of certain key German taxation principles, which are or may become of material relevance in relation to the Shares. It does not present a conclusive or complete description of all tax aspects, which may be relevant for shareholders. The summary is mainly based on the tax provisions, in force at the time this Prospectus was prepared, and on typical double taxation treaties currently in force between the Federal Republic of Germany and other countries. Tax regulations in both of these areas may be subject to change at short notice. For example, on October 17, 2003 the German lower house passed several laws to reduce tax privileges and exemption provisions, parts of which do contain considerable tax changes, such as changes in the loss utilization, changes in the shareholder loan rule and the replacement of trade tax by local business tax. As the German upper house did not approve the tax laws on November 7, 2003, a mediation committee will have to find a compromise solution. Final versions of the tax laws are expected for December 2003. As the changes in tax law may be applicable for assessment period 2004, it may be that some of the changes are applicable for IXOS for the fiscal year 2003/2004. Prospective investors should consult their tax advisor regarding the tax consequences of any purchase, ownership, or disposal, or cost-free transfer of Shares and regarding the procedure to be complied with in relation to a possible refund of German withholding tax (capital gains tax). Only a tax advisor is in a position to adequately assess the particular tax situation of the individual shareholder.

Taxation of the Company

     Since January 1, 2001, corporations having their registered office or place of management in Germany have, in principle, been subject to corporation tax (Körperschaftsteuer) at a rate of 25%. This tax rate is applicable, irrespective of whether profits are distributed or not. Due to the disastrous floods in 2002, the rate for corporation tax was increased temporarily by 1.5% to 26.5% for 2003. Certain foreign earnings are exempt from corporation tax. Starting in 2002, dividends received and profits earned by the corporation from the sale of interests in corporations will, in principle, be exempt from corporation tax and trade tax (Gewerbesteuer). A solidarity surcharge of 5.5% is levied on the corporation tax liability, i.e., profits are taxable at a corporation tax rate and solidarity surcharge amounting to a total of 26.375% (27.9575% for 2003). In the case of companies with differing fiscal years (fiscal year does not correspond to calendar year), the application of the new corporation tax regulation (corporation tax rate 25%, tax exemption for dividends and capital gains) is delayed correspondingly. The fiscal year of the company ends on June 30. Hence, as of fiscal year 2001/2002 the company is subject to the new corporation tax regulations. The tax rate of 26.5% was applicable to fiscal year 2002/2003 only, for the fiscal year 2003/2004 the rate for corporation tax will be 25%.

     In addition to this, German corporations are subject to a profit-related trade tax, the exact rate of which depends on the communities in which the corporation has its permanent establishment(s), among other factors. When assessing the corporation tax liability, the trade tax liability is deductible as an operating expense. As mentioned above, from collecting period 2004 German trade tax will be replaced by local business tax. It is planned, that the local business tax then will no longer be considered as an operating expense and therefore will in future not reduce the tax base for corporate income tax. Furthermore, it is planned to modify the basic rate of tax. Corporations shall to be subject to a uniform tax rate of 3.2%.

     To the extent that the corporation’s corporation tax classification (Gliederungsrechnung) as of December 31, 2000 still shows any components of earnings after taking into account ordinary profit distributions for previous years subject to corporation tax at a rate of 45% or 40% respectively, in the previous fiscal years, such components are carried forward in the form of a corporation tax credit. This corresponds to 1/6 of the final balance of the portion of earnings taxed at a rate of 40%.

     In the case of dividend payments to be distributed in the years from 2002 to 2020, for which such components of earnings are considered as utilized, the corporation’s corporate tax liability as well as the corporation tax credit generally are reduced. For dividend payments effected until January 1, 2006, the corporation tax law does not allow for a reduction, for dividend payments effected after January 1, 2006, the corporate tax liability is reduced by 1/6 of the dividend, but limited to the amount under uniform split-up of the total credit over the remaining deductible years. Corporation tax credits not realized by 2020 become forfeited.

     If certain tax-exempt earnings realized prior to 2001 are distributed in the years from 2002 to 2020, the corporation subsequently becomes liable to pay taxes thereon. For IXOS AG, the interim arrangement period is July 1, 2002 to June 30, 2020.

Taxation of Dividends

Dividends From Profits Realized Since Fiscal Year 2003

     In the case of shareholders who are natural persons, only half the dividends are subject to income tax (so-called principle of half income taxation (Halbeinkünfteverfahren)). Accordingly, only half of the income-related expenses in connection with the interest held are deductible. Dividends qualifying as capital repayments for tax purposes are fully tax-exempt.

     However, dividend payments to natural persons having their place of residence or ordinary place of abode in Germany and holding their Shares as individual assets are tax-exempt to the extent that one half of the dividend, together with other income from capital assets after deduction of one half of the actual income-related expenses or the blanket deduction for income-related expenses in the amount of EUR 51 (or EUR 102 for spouses with joint assessment) does not exceed the savings allowance in the amount of EUR 1,550 (or EUR 3,100 for spouses with joint assessment). A solidarity surcharge amounting to 5.5% is levied on the shareholders’ assessed income tax.

     If the shareholder is a corporation with unlimited tax liability, its dividends are tax-exempt, but 5% of the tax-exempt dividends are deemed to be non-deductible business expenses. Dividends from shares being less than 10% of the nominal capital or capital stock of a corporation are no longer trade tax exempted. If the shareholder is a financial institution (Kreditinstitut) or a financial services institution

(Finanzdienstleistungsinstitut) within the meaning of Section 1 (12) of the German Banking Act (Gesetz über das Kreditwesen; “KWG”) and if the Shares are attributable to the account book, dividends are fully subject to corporation tax. The same applies if the Shares have been purchased by a financial institution within the meaning of the KWG with the aim of realizing a profit from own account dealings within a short time. The same applies to financial institutions, financial services institutions and financial enterprises (Finanzunternehmen) having their registered office in any member state of the European Union or in any other state, which is a party to the EEA Agreement.

     German corporations must deduct withholding tax (capital gains tax) from dividend distributions on behalf of their shareholders amounting to 20% plus solidarity surcharge, i.e., a total of 21.1% of the dividend, irrespective of whether or not the dividend is entirely or partly tax-exempt for the shareholder. The withholding tax is offset in the shareholder’s tax assessment or refunded.

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

     In the case of natural persons and corporations not resident in the Federal Republic of Germany a distinction must be made as to whether or not an assessment is made. If an assessment is made, the method of half income taxation applies for natural persons. If no assessment is made, the taxation is, in principle, applied by way of deducting capital gains tax.

     If a natural person holds Shares as business assets of a commercial permanent establishment in Germany and if the shareholder’s interest does not exceed 10% of the company’s nominal capital at the beginning of the calendar year in which the dividend is paid out, one half of the dividend is also subject to trade tax. This applies irrespective of whether or not the shareholder has his residence in Germany.

     For dividends paid to shareholders not holding their Shares as assets of a permanent establishment in Germany who are resident in a country having entered into a double taxation treaty with Germany, withholding tax is reduced to 15% under most German double taxation treaties. The withholding tax reduction is applied in such a way that the difference between the total amount withheld, including the solidarity surcharge, and the actual withholding tax liability under the relevant double taxation treaty is refunded on application to the German tax authorities (Bundesamt für Finanzen, Friedhofstraße 1, 53221 Bonn). Application forms for a refund may be obtained from the German tax authorities or at German embassies or consulates in numerous countries. Most double taxation treaties provide for a further reduction of taxes on dividends paid to corporations not resident in Germany holding at least 25% – in individual cases at least 10% – of the (in the case of some agreements: voting) shares in the company distributing the dividends. Dividends paid to a parent company resident within the European Union within the meaning of Council Directive 90/435/EEC of July 23, 1990 (so-called Parent-Subsidiary Directive) may not be subject to withholding tax. In these cases, upon application and in the event that further requirements are met, the lower withholding tax rate or no taxation at all may be applied at the time when dividends are distributed.

Interim Arrangement for the Distribution of Profits Realized Prior to Fiscal Year 2002

     Any profits realized until December 31, 2000 and distributed in 2001 are still taxed according to the so-called corporate tax imputation procedure. Due to the fact that the fiscal year of the company ends on June 30, the interim arrangement regulation principally only applies for dividend distributions prior to June 30, 2002.

     Accordingly, dividends paid to shareholders resident in Germany are, in principle, fully subject to income or corporation tax plus solidarity surcharge after deduction of expenses. An exemption to this may be applicable to dividend payments treated as capital repayments for tax purposes. The general tax rate that is levied on the dividend receipts applies. However, dividend income of natural persons holding their Shares, as individual assets are usually tax-exempt, to the extent that the savings allowance specified above is not yet utilized. Income-related expenses are fully deductible from the income.

     In the case of shareholders not resident in Germany holding Shares as assets of a permanent establishment (including a permanent representative) in Germany, dividends are, in principle, fully taxable as part of the profits realized by the operating unit or permanent establishment. If the shareholder is a natural person, the income tax is assessed according to the rate applicable to domestic residents, however, at least 25%. Earnings on Shares belonging to the assets of an operating unit, which is operated by a foreign legal person in Germany are subject to German corporation tax at a rate of 40% in the year 2001. Also in this case, a solidarity surcharge is levied in the amount of 5.5% of the assessed income or corporation tax, respectively.

     In the case of shareholders resident or not resident in Germany holding their Shares as assets of an operating unit or permanent establishment in Germany, dividends are fully subject to income or corporation tax, respectively, and trade tax, to the extent that the interest does not exceed 10% of the company’s nominal capital at the beginning of the fiscal year. In the case of dividends paid in 2001 from profits realized prior to 2001, 3/7 of the dividend (cash dividend) may be offset against the individual income tax or corporation tax liability, respectively (so-called corporation tax imputation procedure) for the last time. The imputation credit equally increases the taxable income. The assessment basis for the solidarity surcharge levied on the respective income or corporation tax liability is assessed without allowing for the imputation credit, under the provision that a corresponding tax receipt is submitted. No imputation credit applies in the case that distributed profits were tax-exempt with regard to the company, for example due to a double taxation treaty, or are tax-wise considered as capital repayments. Shareholders not resident in Germany can neither offset nor have refunded the corporation tax imputation credit in Germany, unless they hold their Shares as business assets of an operating unit or permanent establishment in Germany.

     Further special provisions apply to dividends paid in the years from 2002 to 2020. To the extent that the corporation distributes profits which were realized in the fiscal years starting prior to December 31, 1998, and is therefore entitled to a reduction or refund of corporation tax (see “Taxation of the company”), the corporation tax is increased by the tax amount the company was refunded, to the extent that the dividends were received by a corporation. If, in this case, the receiving shareholder itself distributes dividends in the above-mentioned period, it always receives a corresponding refund.

     The withholding tax for distributed profits realized prior to 2001 amounted to 25% plus 5.5% solidarity surcharge (actual liability 26.375%). If an application for exemption or a non-assessment note has been submitted to the bank paying the dividend, no withholding tax is levied. In the case of natural persons, the corporation tax imputation credit is also allowable in these cases. To the extent that withholding tax is levied, it is deductible in the tax assessment or refunded to shareholders not resident in Germany according to the provisions of the applicable double taxation treaty.

     The application of the new corporation tax regulation for the corporation will also have consequences on the taxation of dividends at the shareholder level. A differing fiscal year of the company delays the application of the new corporation tax regulation at the level of the company, and therefore also delays tax regulation for dividends at the level of the shareholder. For the fiscal year of IXOS Software AG ending on June 30, the interim arrangement applies for company dividends distributed up until June 30, 2002 for prior fiscal years.

Taxation of Capital Gains

Disposals prior to June 30, 2002

     Profits from the disposal of Shares held by shareholders resident in Germany as private assets are only taxable if the disposal takes place within one year of acquisition or – following the expiry of this period – if the shareholder directly or indirectly held an interest in the company exceeding 10% at any time during the five years preceding the disposal (material interest). If the shareholder has acquired the Shares free of charge, the term of shareholding and the participation quota of the previous owner are also taken into account. In these cases, capital gains are fully subject to income tax plus 5.5% solidarity charge.

     Profits from the disposal of Shares held by a shareholder resident in Germany as business assets, or held by a shareholder not resident in Germany as assets of an operating unit or permanent establishment in Germany, are subject to personal income tax or corporation tax, respectively, and trade tax.

     A shareholder not resident in Germany not holding the Shares as assets of an operating unit or permanent establishment in Germany is liable to pay German capital gains tax only if it directly or indirectly held an interest in the company exceeding 10% at any time during the five years preceding the disposal. Most double taxation treaties even provide for complete exemption from German taxation in these cases.

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

     The application of the new corporation tax regulation for the corporation will also have consequences on the taxation of capital gains. A differing fiscal year of the company delays the application of the new corporation tax regulation at the level of the company, and therefore also delays taxation of capital gains at the level of the shareholder. For the fiscal year of IXOS Software AG ending on June 30, the existing taxation of capital gains applies to purchases prior to June 30, 2001.

Disposals as of July 1, 2002

     Material changes apply from 2002 on with respect to the taxation of gains from the disposal of shares of a company whose fiscal year corresponds to the calendar year. For companies with a differing fiscal year, the application date of the reform is deferred correspondingly, and for IXOS AG it is July 1, 2002.

     Profits from the disposal of Shares held by shareholders resident in Germany as private assets are only taxable if the disposal takes place within one year of acquisition.

     In the case of natural persons, only half the capital gains are subject to income tax. The interest of 10% for material interests has been reduced to 1%. When determining the interest, interests are taken into account that already existed prior to the change of legislation. Capital gains of shareholders subject to corporation tax are, in principle, tax-exempt. In certain cases, a retention period of seven years must be observed.

     The deductibility of losses from the disposal of Shares is, in principle, regulated by reference to the taxability of capital gains, although it is subject to additional limitations.

     If the shareholder is a financial institution or a financial services institution within the meaning of Section 1 (12) KWG and if the Shares are attributable to the account book, capital gains are fully subject to taxation. The same applies if the interests sold have been purchased by a financial institution within the meaning of the KWG with the aim of realizing a profit from own account dealings within a short time. The same applies to financial institutions, financial services institutions and financial enterprises having their registered office in any member state of the European Union or in any other state, which is a party to the EEA Agreement.

     If the shareholder is a natural person not resident in Germany, capital gains are only then subject to income tax in Germany if the Shares exceed 1% of the nominal capital or are part of the business assets of an operating unit or permanent establishment in Germany. In the first case, most double taxation treaties concluded by the Federal Republic of Germany exempt taxation in Germany.

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

     The few German double inheritance taxation treaties currently in force (e.g., with the United States) generally provide that German inheritance or gift tax can only be levied in cases a) and b). In case c), the question of whether inheritance or gift tax is levied depends on the provisions of the respective double inheritance taxation treaty.

Other Taxes

     No German capital transaction tax (Kapitalverkehrsteuer), turnover tax (Umsatzsteuer), stamp duty (Stempelsteuer), or any similar tax or duty is levied on the purchase, sale, or other disposal of Shares.

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

     The discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of Shares or ADSs. In particular, this summary deals only with U.S. Holders that hold the Shares or ADSs as capital assets and does not consider any specific facts or circumstances that may apply to a particular U.S. Holder; some U.S. Holders (for example, tax-exempt entities, certain insurance companies, traders in securities that elect to mark to market, investors that actually or constructively own ten percent or more of the voting Shares of the company, holders subject to the alternative minimum tax, securities broker-dealers and certain other financial institutions, holders who hold the Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction or holders whose functional currency is not the U.S. dollar) may be subject to special rules. This summary does not address United States federal taxes other than income tax and German taxes other than income tax, gift and inheritance taxes and capital tax. Shareholders are urged to consult their tax advisors regarding the United States federal, state, local, German, and other tax consequences of purchasing, owning and disposing of Shares or ADSs. In particular, shareholders are urged to consult their tax advisors to confirm their status as U.S. Holders and the consequences to them if they do not so qualify.

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

     A distribution to a U.S. Holder in excess of the company’s current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in the Shares, and any distribution in excess of such basis will constitute a capital gain, and will be a long-term capital gain (taxable at a reduced rate for individual holders) if the Shares were held for more than one year.

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

     Under recent U.S. tax legislation (the “2003 Tax Act”), the marginal rates for individuals (as well as certain trusts and estates) applicable to ordinary income generally have been lowered effective 1st January, 2003. Furthermore, “qualified dividend income” received by individuals (as well as certain trusts and estates) in taxable years beginning after 31st December, 2002 and beginning before 1st January, 2009, generally will be taxed at a preferential tax rate (rather than the higher tax rates of tax generally applicable to items of ordinary income) provided certain conditions are met, including a minimum holding period with respect to the relevant shares of more than 60 days during a specified 120-day period. For this purpose “qualified dividend income” generally includes dividends paid on stock in certain non-U.S. corporations if, among other things, the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information program (a “Qualifying Treaty”). According to a Notice recently issued by the U.S. Internal Revenue Service, the Income Tax Treaty is a Qualifying Treaty for purposes of the 2003 Tax Act. Therefore, distributions paid by the company with respect to its Shares or ADSs are expected to constitute “qualified dividend income” for U.S. federal income tax purposes.

     Under the 2003 Tax Act, the amount of the qualified dividend income, if any, paid to a U.S. Holder that may be subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. Holder’s U.S. foreign tax credit limitation must be reduced by the “rate differential portion” of the dividend (which, assuming a U.S. Holder is in the highest income tax bracket, would generally require a reduction of the dividend amount by approximately 57.14%). Prospective investors should consult their own tax advisors regarding the implications of the 2003 Tax Act for them, in light of their particular situation.

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

     In order to utilize this procedure, the U.S. Holder will be required to submit to the Depositary:

•	a certification of their last filed U.S. federal income tax return from the Internal Revenue Service on IRS Form 6166, as applicable; and

•	a complete and signed form (provided to the U.S. Holder by the Depositary) stating basic information required for the company to file the German claim for refund form on behalf of the U.S. Holder authorizing the company to perform these procedures and agreeing that the German tax authorities may inform the Internal Revenue Service of any refunds of German taxes. The Depositary will provide the U.S. Holder with an unsigned request for an IRS Form 6166, which the U.S. Holder will be required to file with the Internal Revenue Service at the address, specified below in order to obtain the Form 6166.

     The Depositary will forward the certification and the signed authorization to the company which, with the Depositary’s prior authorization, will prepare and file, on behalf of U.S. Holders, the German claim for refund form with the Form 6166s and other necessary documentation with the German tax authorities. The German tax authorities will issue the refunds, which will be denominated in euros in the name of the Depositary which will convert the refunds into U.S. dollars and issue corresponding checks to the U.S. Holders.

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

     United States Federal Income Taxation. Upon a sale or the disposition of Shares, a U.S. Holder will generally recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in the Shares. Subject to the discussion below under the heading “Passive Foreign Investment Company Status”, such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one year. In the case of a U.S. Holder who is an individual, long-term capital gain will generally be subject to tax at a maximum rate of 15%. Any gain or loss will generally be U.S. source, except that losses will be treated as foreign source to the extent the U.S. Holder received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company Status

     A corporation organized outside the United States generally will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is “passive income”, or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce “passive income” or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC, a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest. Based on our estimated gross income, the average value of our gross assets and the nature of our business, we believe that we will not be classified as a PFIC in the current taxable year and do not expect to be classified as one in the future. Our status in any taxable year will depend on our assets and activities in each year and is subject to change.

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

Gift, Estate, and Inheritance Taxes

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

Information Reporting and Backup Withholdings

     Payments of dividends and other proceeds with respect to the Shares by a U.S. paying agent or other U.S. intermediary will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding at a rate of 28% may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of foreign or other exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining this exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder’s U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

Documents on Display

     Our company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copies at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W.

     Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, material filed by us can be inspected at the offices of the NASDAQ Stock Market at One Liberty Plaza, New York, New York 10006.

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

     Foreign Currency Risk. As a result of our multinational operations, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the U.S. dollar, the Swiss franc, the British pound, the Japanese yen, and the Australian dollar against the euro, as discussed also in “Item 5: Operating and Financial Review and Prospects”.

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

     Foreign exchange gains and losses arise from equity consolidation, short-term intercompany loans, accounts receivables and accounts payable, and foreign currency-denominated transactions with third parties. A breakdown of the currency adjustments included in the statement of operations and required for preparation of our consolidated financial statements for the year ended June 30, 2003 indicates that the amounts were composed of inter-company and third-party cash flows in the amount of EUR –1.8 million and losses of EUR 2.4 million related to the translation of intercompany and third party receivables and liabilities, as well as the reclassification of long-term in to short-term inter-company receivables and liabilities. The aggregate currency adjustments recognized in our statement of operations for the year ended June 30, 2003 therefore amounted to a loss of EUR 4.2 million. The amount of the currency translation adjustment included in the consolidated statement of shareholders’ equity was an unrealized gain of EUR 2.0 million at June 30, 2003.

     We have not entered into any foreign exchange hedging transactions and therefore have no risk from using derivative financial instruments. We have not entered into any forward foreign exchange contracts for speculative or trading purposes.

     Our management believes that inflation has not had a significant impact on the price of our products, the cost of our materials, or our operating results for our fiscal year ended June 30, 2003.

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

Item 15: Controls and Procedures

     (a) The Chairman of the Management Board (Chief Executive Officer) and the Member of the Management Board responsible for Group Controlling, Accounting, Taxation, and Compliance (Chief Financial Officer), with the assistance of other members of management, performed an evaluation of our disclosure controls and procedures, as that term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on that evaluation, they concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in this report is recorded, processed, summarized and reported on a timely basis. There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation. No significant deficiencies and material weaknesses in the design or operation of our internal control over financial reporting were identified that required corrective actions. No fraud that involves management or other employees who have a significant role in our internal control over financial reporting was identified.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

Item 16A: Audit committee financial expert

     Not applicable.

Item 16B: Code of Ethics

     Not applicable.

Item 16C: Principal Accountant Fees and Services

     In fiscal year 2003, the auditor appointed by the Company, Ernst & Young AG Wirtschaftsprüfungsgesellschaft, received audit fees totaling EUR 667 thousand. In addition, remuneration of EUR 183 thousand was charged for audit-related services. The fees received for other services provided in fiscal year 2003 to IXOS AG totaled EUR 558 thousand.

     In fiscal year 2002, the Auditor appointed by the Company, Ernst & Young Revisions- und Treuhandgesellschaft mbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (formerly Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH), received audit fees totaling EUR 367 thousand. The fees received for other services, particularly tax advice, provided in fiscal year 2002 to IXOS AG totaled EUR 339 thousand.

Item 16D: Exemption from the Listing Standards for Audit Committees

     Not applicable.

Item 17: Financial Statements

     Not applicable.

Item 18: Financial Statements

     Reference is made to pages F-1 through F-41, incorporated herein by reference.

     The following consolidated financial statements are filed as part of this Annual Report on Form 20-F:

Item 19: Exhibits

     The following documents are filed as exhibits to this Annual Report on Form 20-F:

Exhibit
Number	Description of Exhibit

1.1	Articles of Association of IXOS SOFTWARE AG, dated December 3, 2003 (English translation).

1.2	Rules of Procedure (Geschäftsordnung) of the Executive Board, as amended to date (English translation).*

1.3	Rules of Procedure (Geschäftsordnung) of the Supervisory Board (English translation) (filed as Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1, File No. 333-9392, and incorporated herein by reference).

1.4	Invitation to the Annual General Meeting (English translation), dated November 27, 2001 and Amendment to the Registrant’s Articles of Association.*

1.5	Invitation to the Annual General Meeting (English translation), dated March 6, 2002 and Amendment to the Registrant’s Articles of Association.*

1.6	Invitation to the Annual General Meeting (English translation), dated November 19, 2002 and Amendment to the Registrant’s Articles of Association.*

1.7	Invitation to the Annual General Meeting (English translation), dated December 3, 2003 and Amendment to the Registrant’s Articles of Association.

4.1	Deposit Agreement, dated as of September 25, 1998, among IXOS Software Aktiengesellschaft and The Bank of New York, as Depositary, and all holders and beneficial owners from time to time of ADRs issued thereunder (filed as Exhibit a(ii) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 as filed on December 21, 1999 and incorporated herein by reference).

4.2	Form of Amendment No. 1 to Deposit Agreement, dated as of December, 1999, among IXOS Software Aktiengesellschaft and The Bank of New York, as Depositary, and all holders and beneficial owners from time to time of ADRs issued thereunder (filed as exhibit a(i) to the Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form F-6 as filed on December 21, 1999 and incorporated herein by reference).

4.3	Participation Agreement, between General Atlantic Partners and IXOS SOFTWARE AG, dated August 12, 2002 (filed as exhibit 4 to Schedule 13-D of General Atlantic Partners, as filed on September 17, 2002 and incorporated herein by reference).

Exhibit
Number	Description of Exhibit

4.4	Share Purchase Agreement, between General Atlantic Partners and E. and H. Färber, dated August 12, 2002 (filed as exhibit 5 to Schedule 13-D of General Atlantic Partners, as filed on September 17, 2002 and incorporated herein by reference).

4.5	Share Purchase Agreement, between General Atlantic Partners and H. and S. Strack-Zimmermann, dated August 12, 2002 (filed as exhibit 6 to Schedule 13-D of General Atlantic Partners, as filed on September 17, 2002 and incorporated herein by reference).

4.6	Registration Rights Agreement, between General Atlantic Partners and IXOS SOFTWARE AG, dated September 17, 2002 (filed as exhibit 7 to Schedule 13-D of General Atlantic Partners, as filed on September 17, 2002 and incorporated herein by reference).

4.7	Share purchase Agreement regarding the acquisition of the shares of Obtree Technologies Inc., Basel, dated January 23, 2003.

4.8	Business Combination Agreement between 2016091 Ontario Inc. and Open Text Corporation and IXOS Software AG, dated October 21, 2003 (filed as Exhibit 2 to Schedule 13-D of Open Text, as filed on October 30, 2003 and incorporated herein by reference).

4.9	Public takeover bid by 2016091 Ontario Inc., 185 Columbia Street West Waterloo, Ontario N2L 5Z5, Canada to the shareholders of IXOS Software Aktiengesellschaft for the acquisition of their shares in IXOS Software Aktiengesellschaft, dated December 1, 2003 (filed as Exhibit 2 to form CB of Open Text, as filed on December 4, 2003 and incorporated herein by reference).

4.10	Joint Reasoned Opinion (Stellungnahme) of the Management Board and the Supervisory Board of IXOS Software Aktiengesellschaft concerning the public takeover bid of 2016091 Ontario Inc., dated December 2, 2003 (filed on Form 6-K on December 2, 2003 and incorporated herein by reference).

8.1	List of Subsidiaries.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)or Rule 15d-14(a).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350, as adopted).

*	Exhibits 1.2, 1.4, 1.5, and 1.6 are incorporated by reference to our annual report for the fiscal year ended June 30, 2002 on Form 20-F, filed on December 23, 2002

Signatures

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: December 19, 2003	IXOS SOFTWARE AG

/s/ Robert Hoog

	Name:	Robert Hoog
	Title:	Chief Executive Officer

/s/ Peter Rau

	Name:	Peter Rau
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

     The Supervisory Board and Shareholders of IXOS Software AG and subsidiaries:

     We have audited the accompanying consolidated balance sheet of IXOS Software AG (the “Company”) as of June 30, 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of IXOS Software AG for the year ended June 30, 2002, were audited by Ernst & Young Revisions- und Treuhandgesellschaft mbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, A Member Firm of Ernst & Young Global, whose report dated August 13, 2002, except for note B, as to which the date is June 13, 2003, expressed an unqualified opinion on those statements. The consolidated financial statements of IXOS Software AG as of June 30, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 27, 2001.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IXOS Software AG as of June 30, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young AG Wirtschaftsprüfungsgesellschaft

/s/ KLEIN	/s/ PETZOLDT
Klein Wirtschaftsprüfer	Petzoldt Wirtschaftsprüfer

Munich, August 14, 2003

REPORT OF INDEPENDENT AUDITORS

     The Supervisory Board and Shareholders of IXOS Software AG and subsidiaries:

     We have audited the accompanying consolidated balance sheet of IXOS Software AG (the “Company”) as of June 30, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of IXOS Software AG as of June 30, 2000 and 2001 and in each of the three years in the period ended June 30, 2001 were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated July 27, 2001.

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

     As discussed in Note B, the accompanying consolidated balance sheet of IXOS Software AG (the “Company”) as of June 30, 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended have been restated.

Ernst & Young Revisions- und Treuhandgesellschaft mbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft (1)

A Member Firm of Ernst & Young Global

/s/ KLEIN Klein Wirtschaftsprüfer	/s/ PETZOLDT Petzoldt Wirtschaftsprüfer

Munich, August 13, 2002, except for note B, as to which the date is June 13, 2003

(1) formerly Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH

Note:

•	This report is a copy of the previously issued Arthur Andersen accountants report

•	This report has not been reissued by Arthur Andersen

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

Arthur Andersen Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft mbH

/s/ KLEIN Klein Wirtschaftsprüfer	/s/ PETZOLDT Petzoldt Wirtschaftsprüfer

Munich, July 27, 2001

Consolidated Financial Statements of the IXOS SOFTWARE AG

Consolidated Statements of Operations for the years ended June 30, 2001, 2002 and 2003

		2000/2001	2001/2002	2002/2003
	Notes	€	€	€

		(in thousands, except share and per share data)
Revenues
Software licenses		58,370	53,021	50,371
Services		32,018	35,701	35,677
Maintenance		26,611	33,278	41,071

Total revenues		116,999	122,000	127,119

Cost of revenues
Software licenses		816	1,632	2,060
Services		25,137	26,915	27,142
Maintenance		9,021	9,948	10,333

Total cost of revenues		34,974	38,495	39,535

Gross profit		82,025	83,505	87,584

Operating (income)/expenses
Sales and marketing		52,776	47,715	55,409
Research and development		15,667	15,663	18,940
General and administrative		13,188	12,425	13,152
Other operating income	1	(3,798)	(6,191)	(6,049)
Other operating expenses	1	(1,758)	6,184	6,000

Total operating expenses		76,075	75,796	87,452

Income from operations		5,950	7,709	132

Other income/(expenses)
Interest income		736	739	764
Interest expense		(195)	(110)	(213)
Foreign currency exchange gain/(loss)		217	(1,242)	(4,241)
Gain on sale of subsidiaries and joint ventures	2	2,856	0	0
Loss from equity interest in joint ventures	2	(2,014)	0	0

Total other income/(expenses)		1,600	(613)	(3,690)

Income/(loss) before provision for income taxes		7,550	7,096	(3,558)
Provision for income taxes	3	(767)	(294)	(397)

Net income (loss)		6,783	6,802	(3,955)

Net income (loss) per share	4
Basic		0.34	0.35	(0.19)
Diluted		0.34	0.34	(0.19	) [2]

Weighted average shares outstanding	4
Basic		19,687,150	19,677,661	21,059,116
Diluted		19,857,165	19,747,471	21,059,116	[1]

     The accompanying notes are an integral part of the financial statements.

     1 Diluted average shares outstanding are identical in fiscal year 2002/03 as the Company reports losses.
     2 Diluted and basic earnings per share are the same in fiscal years where the Company reports losses, as the effect would be antidilutive.

Consolidated Balance Sheets as of June 30, 2001, 2002 and 2003

		June 30, 2001	June 30, 2002	June 30, 2003
	Notes	€	€	€

		(in thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	5	30,012	34,320	29,214
Accounts receivable, net of allowance for doubtful accounts of €2,009 (2001), €1,611 (2002) €1,776 and (2003)	6	42,333	44,409	40,493
Unbilled receivables		0	891	949
Prepaid expenses and other assets	7	3,796	4,147	7,394

Total current assets		76,141	83,767	78,050

Property, plant and equipment, net	8, 14	11,922	9,717	9,659
Intangible assets, net	9	713	3,510	9,057
Goodwill, net	10	572	400	9,861
Other long-term assets		674	1,075	1,630

		13,881	14,702	30,207

Total assets		90,022	98,469	108,257

Liabilities and shareholders’ equity
Current liabilities
Income taxes payable		1,514	452	808
Accrued liabilities	11	11,984	10,495	12,537

		13,498	10,947	13,345

Accounts payable	12	5,970	11,069	7,574
Customer advances and other unearned revenues	12, 13	11,223	11,679	13,516
Current portion of long-term debt and short-term borrowings		38	0	0
Current portion of obligations under capital leases		293	131	0
Deferred income taxes	3	1,219	1,036	603

		18,743	23,915	21,693

Total current liabilities		32,241	34,862	35,038

Obligations under capital leases, net of current portion	14	131	0	0
Other long-term debt, net of current portion	12	0	0	846
Accrued pension liabilities	15	1,317	1,680	1,848

		1,448	1,680	2,694

Commitments	16
Shareholders’ equity
Common stock (no-par value shares, 34,247,542 shares authorized; 19,724,659, 19,684,659, and 21,491,044 shares outstanding in 2001, 2002, and 2003, respectively)	17	20,303	20,303	22,110
Additional paid-in capital	17	44,506	44,506	53,274
Treasury shares		0	(241)	(241)
Retained deficit		(8,429)	(1,627)	(5,582)
Accumulated other comprehensive income (loss)	18	(47	(1,014)	964

Total shareholders’ equity		56,333	61,927	70,525

Total liabilities and shareholders’ equity		90,022	98,469	108,257

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders’ Equity for the years ended June 30, 2001, 2002 and 2003

		Common Stock		Additional	Treasury
			Amount	Paid-in Capital	Stock
	Notes	Shares	€	€	€

Balance – June 30, 2000		19,657,093	20,158	44,343	0
Correction of common stock		0	77	(77)	0
Exercise of stock options	19	67,566	68	240	0
Amortization of deferred compensation	19	0	0	0	0
Net income		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2001		19,724,659	20,303	44,506	0

Treasury stock		(40,000)	0	0	(241)
Net income		0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2002		19,684,659	20,303	44,506	(241)

Capital increase	17	1,800,000	1,800	8,750	0
Exercise of stock options	19	6,385	7	18	0
Treasury Stock		0	0	0	0
Net loss		0	0	0	0
Pension accrual adjustment	15	0	0	0	0
Translation adjustment		0	0	0	0

Balance – June 30, 2003		21,491,044	22,110	53,274	(241)

The accompanying notes are an integral part of the financial statements.

			Accumulated Other
	Deferred	Retained Earnings	Comprehensive	Total	Comprehensive
	Compensation	(Deficit)	Income	Shareholders’ Equity	Income
	€	€	€	€	€

	(in thousands, except share amounts)
Balance – June 30, 2000	(161)	(15,212)	(248)	48,880	(27,096)
Correction of common stock	0	0	0	0
Exercise of stock options	0	0	0	308
Amortization of deferred compensation	161	0	0	161
Net income	0	6,783	0	6,783	6,783
Translation adjustment	0	0	201	201	201

Balance – June 30, 2001	0	(8,429)	(47)	56,333	6,984

Treasury stock	0	0	0	(241)
Net income	0	6,802	0	6,802	6,802
Translation adjustment	0	0	(967)	(967)	(967)

Balance – June 30, 2002	0	(1,627)	(1,014)	61,927	5,835

Capital increase	0	0	0	10,550
Exercise of stock options	0	0		25
Treasury Stock	0	0		0
Net loss	0	(3,955)	0	(3,955)	(3,955)
Pension accrual adjustment	0	0	(52)	(52)	(52)
Translation adjustment	0	0	2,030	2,030	2,030

Balance – June 30, 2003	0	(5,582)	964	70,525	(1,977)

Consolidated Statements of Cash flows for the years ended June 2001, 2002 and 2003

	2000/2001	2001/2002	2002/2003
	€	€	€

	(in thousands)
Cash flows from operating activities
Net income/(loss)	6,783	6,802	(3,955)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	6,731	4,269	4,681
Loss from disposals of fixed assets	385	75	85
Gain from sale of consolidated companies and other companies	(2,856)	0	0
Deferred income taxes	1,219	(183)	(1,084)
Deferred compensation	161	0	0
Accrued pension liabilities	121	363	168
Changes in operating assets and liabilities:
Accounts receivable	(5,058)	(2,076)	7,913
Unbilled revenue	0	(891)	(58)
Prepaid expenses and other	(557)	(752)	(2,655)
Accounts payable	(252)	5,099	(6,894)
Accrued liabilities	(2,453)	(1,489)	(227)
Customer advances and unearned revenues	1,087	456	(1,974)
Income taxes payable	(1,292)	(1,062)	323

Net cash provided by/(used in) operating activities	4,019	10,611	(3,677)

Cash flows from investing activities
Purchase of intangible assets, property and equipment	(7,827)	(4,764)	(2,357)
Cash used in business acquisitions, net of cash acquired	0	0	(6,620)
Cash received from the sale of consolidated companies and other companies	4,267	0	0

Net cash used in investing activities	(3,560)	(4,764)	(8,977)

Cash flows from financing activities
Repayments of long-term debt	(342)	(38)	(4,166)
Repayment of capital lease obligations	(640)	(293)	(839)
Capital contribution	307	0	10,575
Treasury Stock	0	(241)	0

Net cash provided by/(used in) financing activities	(675)	(572)	(5,570)

Net increase/(decrease) in cash and cash equivalents	(216)	5,275	(7,084)
Foreign currency exchange adjustment	201	(967)	1,978
Cash and cash equivalents – beginning of year	30,027	30,012	34,320

Cash and cash equivalents – end of year	30,012	34,320	29,214

Supplemental data
Cash paid during the period:
Income taxes	721	50	322
Interest	151	0	110

The accompanying notes are an integral part of the financial statements.

Notes to the Consolidated Financial Statements

(all amounts in thousands, except share and per share amounts)

A.     General disclosures

IXOS SOFTWARE Aktiengesellschaft (“IXOS” or the “Company”), founded in Germany in 1988, together with its subsidiaries, is one of the leading providers of software solutions for the management of business documents.

The balance sheet date for the financial statements of all companies included in the consolidated financial statements is June 30, 2003 which corresponds to the closing date of the parent company, IXOS SOFTWARE AG, Grasbrunn.

B.	Consolidated group and consolidation policies

Consolidated group

As of June 30, 2003 IXOS held 100% of the shares in the following subsidiaries:

■	IXOS SOFTWARE, Inc., San Mateo, California, U.S.A.
■	IXOS SOFTWARE (International) AG, Biel, Switzerland
■	IXOS SOFTWARE Kabushiki Kaisha, Tokyo, Japan
■	IXOS SOFTWARE Asia PTE Ltd., Singapore
■	IXOS SOFTWARE s. r. o., Prague, Czech Republic
■	IXOS SOFTWARE Limited, Maidenhead, United Kingdom
■	IXOS SOFTWARE Australia Pty. Ltd., Melbourne, Australia
■	IXOS SOFTWARE Sdn. Bhd., Kuala Lumpur, Malaysia
■	IXOS SOFTWARE (Austria) GmbH, Vienna, Austria
■	IXOS (Netherlands) B. V., Hilversum, Netherlands

As of June 30, 2003 IXOS held 99.92 % of the shares of the following subsidiary:

Obtree Technologies Inc., Basel, Switzerland

At the balance sheet date, the Obtree Technologies Inc. and IXOS SOFTWARE s. r. o. subsidiaries functioned as development companies for IXOS SOFTWARE products. All other subsidiaries are sales organizations for IXOS’ products and services and assure support for local customers.

Changes in the consolidated group

On January 24, 2003 IXOS announced the acquisition of Swiss-based Obtree Technologies Inc. and the purchase of the operating business of German-based PowerWork AG. Obtree Technologies Inc. is a leading supplier of content management solutions in Europe. PowerWork AG is an innovative supplier of process management and workflow technologies in Germany, Austria, and Switzerland. The two acquisitions are specifically designed to complement IXOS’ portfolio in the ECM environment. The additional technologies, successfully established products, and the new research, development, and sales resources ideally complement IXOS’ existing products in the key fields of content management, workflow, and process management.

Obtree Technologies Inc., based in Basel, was a closely held (unlisted) Swiss public company, offering software development, sales, services, and support. In fiscal year 2002, Obtree Technologies Inc. generated revenues of approximately € 11.2 million. IXOS acquired the company with a total of 86 employees through a cash purchase of the company’s shares. Initially IXOS bought 96.42% of the company’s 14,790,347 ordinary shares at a price of CHF 0.52 (€ 0.36) per share. This corresponds to a purchase price of CHF 7.7 million (€ 5.3 million) for a 100% interest. The transfer of beneficial ownership took place on February 1, 2003. Under a resolution adopted by the General Meeting, an additional 517,377 ordinary shares were purchased at a price of CHF 0.52 per share between April 2, 2003 and May 2, 2003. As of June 30, 2003, IXOS owns 14,778,330 shares representing 99.92% of the total outstanding shares. Including transaction costs of € 0.9 million, the total purchase price was € 6.2 million.

IXOS engaged independent expert to assist in the valuation of net assets acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for Obtree Technologies Inc. as of January 31, 2003.

€

Current assets	5,932
Fixed assets	1,644
Intangible assets	5,417
Goodwill	7,397

Total assets	20,390

Current liabilities	(8,942)
Long-term debt	(5,269)

Total liabilities	(14,211)

Net assets acquired	6,179

In the course of the purchase accounting for Obtree Technologies Inc., goodwill was increased by another € 251 from the recognition of deferred tax liabilities on capitalized intangible assets.

The current liabilities are composed of the following items:

€

Deferred income	2,372
Other liabilities	2,193
Trade accounts payable	1,820
Other accruals	1,497
Advance payments	1,060

8,942

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141. Of the € 5,417 capitalized intangible assets, € 4,097 was assigned assets to software and € 1,320 to support contracts. The software has a useful life of four years and is amortized on a straight-line basis. The support contracts have a useful life of five years and are amortized over the useful life of each contract. Goodwill represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill will no longer be amortized, but will be tested for impairment annually or more frequently if there are indicators of impairment. This goodwill is not tax-deductible.

The results of Obtree Technologies Inc.’s operations have been included in the consolidated financial statements of IXOS SOFTWARE AG effective February 1, 2003.

IXOS also acquired the net operating assets and liabilities plus 24 employees of PowerWork AG (unlisted), based in Kempten, Germany, in return for € 1.2 million in cash. Including transaction costs of € 0.4 million the total purchase price was € 1.6 million. PowerWork AG is a software house offering development, sales and services, and support. In fiscal year 2001/2002 the company generated revenues of € 2.2 million.

IXOS engaged an independent expert to assist in the valuation of net assets acquired. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed for PowerWork AG as of January 23, 2003.

€

Current assets	338
Fixed assets	105
Intangible assets	733
Goodwill	1,812

Total assets	2,988

Current liabilities	(1,424)

Total liabilities	(1,424)

Net assets acquired	1,564

The current liabilities are composed of the following items:

€

Other accruals	519
Trade accounts payable	332
Deferred income	225
Other liabilities	199
Advance payments	149

1,424

The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141. The € 733 capitalized intangible assets include software only. This software has a useful life of three years, and will be amortized on a straight-line basis over this period. Goodwill represents the excess of the purchase price over the fair value of tangible and identified intangible assets acquired. In accordance with SFAS No. 142 goodwill will no longer be amortized, but will be tested for impairment annually or more frequently if there are indicators of impairment. This goodwill is tax-deductible.

The results of PowerWork AG’s operations have been included in the consolidated financial statements of IXOS SOFTWARE AG since the date of acquisition.

The following unaudited pro-forma summary presents the consolidated results of the Company as if the acquisitions had occurred on July 1, 2001:

	unaudited	unaudited
	2001/2002	2002/2003
	€	€

Revenues	138,795	135,703
Net loss	(33,598)	(13,888)
Basic and diluted net loss per share	(1.56)	(0.65)

The unaudited pro-forma consolidated amounts do not purport to show the actual results of operations of the Company as if the acquisition had taken place on July 1, 2001, nor can they be used to extrapolate the future results of the Company.

Effective August 2, 2001, the Company founded the fully owned subsidiary, IXOS (Netherlands) B. V., Hilversum, Netherlands with common stock of € 100.

Effective August 29, 2000, IXOS SOFTWARE AG sold its wholly owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, for a price of € 767.

Effective August 2, 2000, the Company founded the fully owned subsidiary, IXOS SOFTWARE (Austria) GmbH, Vienna, Austria, with common stock of € 250, and the fully owned subsidiary, IXOS SOFTWARE Sdn. Bhd., Kuala Lumpur, Malaysia, with common stock of MYR 250.

Consolidation policies

The financial statements of the foreign and German companies included in the consolidated financial statements have all been prepared using uniform accounting policies in compliance with accounting principles generally accepted in the United States (U.S. GAAP).

IXOS SOFTWARE Aktiengesellschaft and all the majority holdings have been fully consolidated in the Company’s consolidated financial statements. The consolidated financial statements were prepared in Euros (“€”) in accordance with U.S. GAAP.

Shares of companies in which the Company holds an investment of between 20 % and 50 % are accounted for using the equity method as long as the Company exercises significant influence. As of June 30, 2003 and June 30, 2002 the Company did not hold such investments. The Company held 31 % equity investment in memIQ until this investment was sold as of March 21, 2001.

All intercompany transactions and balances have been eliminated.

C.     Significant Accounting Policies

Foreign currency translation

The functional currency of each of the Company’s subsidiaries is the local currency of the country in which the subsidiary is located. Accordingly, assets and liabilities in the balance sheets of the foreign subsidiaries in a foreign currency (except equity) are translated into euros at the closing rate. Resulting translation adjustments are recognized in other comprehensive income, which is a separate component of shareholder’s equity.

Transactions involving other currencies were translated into local currency using the exchange rates in effect at the transaction date. At year-end, assets and liabilities denominated in other currencies are translated using the closing rates. The corresponding exchange rate gains and losses are reported in the statement of operations. Intercompany transactions of a long-term investment nature are considered part of a parent’s net investment and are charged or credited to accumulated other comprehensive income in shareholders’ equity.

Revenues and expenses are translated at the average monthly exchange rate.

The following closing rates have been used to translate assets and liabilities:

Country	Currency	Translation rate (1 € equal to)

U.S.A.	USD	1.143
Japan	JPY	137.25
United Kingdom	GBP	0.6928
Switzerland	CHF	1.5505
Australia	AUD	1.71
Malaysia	MYR	4.3428
Singapore	SGD	2.01
Czech Republic	CZK	31.59

Use of estimates in the preparation of the consolidated financial statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures in the notes and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from these estimates.

Cash and cash equivalents and short-term capital investments

Cash and cash equivalents are carried at nominal value. The company classifies all short-term highly liquid investments with original maturity dates of 90 days or less at the time of acquisition as cash and cash equivalents.

Trade accounts receivable

Accounts receivable are stated at their nominal value, net of allowances for doubtful accounts. The Company estimates the allowance for doubtful accounts based on the history of bad debts, and by applying a flat percentage to the overdue accounts. Trade accounts receivable are written off against the allowance for doubtful accounts when collection efforts have ceased.

Property and equipment

Property and equipment is carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 13 years. Leasehold improvements are depreciated straight-line over the shorter of the term of the rent agreement or the estimated useful life. Gains and losses on the sale of fixed assets are shown as other operating income or expenses. Maintenance and minor repairs are charged to operations as incurred.

Low-value items (with acquisition costs under € 0.410) are expensed in the year of acquisition.

Purchased software

Purchased software is recognized at cost and amortized on a straight-line basis over the expected useful life. The amortization period is between three and five years.

Accounting for the impairment of long-lived and intangible assets

The Company adopted SFAS No. 144, “Accounting for the impairment or Disposal of Long-lived Assets,” on July 1, 2002. In accordance with SFAS No. 144, long-lived assets, including purchased software and property and equipment, are reviewed for impairment whenever circumstances and situations change in such a way as to indicate that the carrying amounts of such assets may not be recoverable. An impairment loss is recognized when the estimated future cash flows (undiscounted) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on the difference between the carrying amount of the asset and its fair value computed using discounted cash flows, if the asset is expected to be held and used.

Measurement of an impairment loss for an asset held for sale would be based on the fair market value less estimated costs to sell. No impairment losses have been recognized in the years presented.

Goodwill

All business acquisitions have been accounted for using the purchase method. Where the acquisition costs for a company exceed the fair value of the share of the net assets acquired by the Company on the day of the acquisition, the difference is recorded as goodwill.

Goodwill has been amortized until June 30, 2002 over a useful life of 7 years. On July, 2002 the Company adopted SFAS No. 142, and goodwill has no longer been amortized. Goodwill is now reviewed for impairment annually or whenever circumstances and situations change in such a way as to indicate that the carrying amounts of such assets may not be recoverable. Consistent with its assessment of its reportable segments under SFAS No. 131, the Company has determined that only one reporting unit exists for purposes of allocating goodwill. An impairment loss is recognized based on the excess of the book value of the Company’s net assets over the fair value of its net assets, as estimated by management based upon the Company’s market capitalization. No impairment losses have been recognized in any periods presented.

Had the Company adopted SFAS No. 142 at July 1, 2000, it would not have recorded a goodwill amortization charge of € 172 for both fiscal years 2000/01 and 2001/02. The adoption of the Standard in 2002/03 did not result in any cumulative effect adjustment, as the Company’s transition impairment test indicated that there was no impairment of goodwill. The following EPS would have resulted in fiscal 2000/01 and 2001/02 if goodwill had not been amortized:

	2000/2001	2001/2002
	€	€

Net income as reported	6,783	6,802
Adjusted for goodwill amortization	172	172

Adjusted net income	6,955	6,974

Basic net income per share	0.35	0.35
Diluted net income per share	0.35	0.35

Other long-term assets

The other long-term assets relate to the capitalized surrender value of a reinsurance policy covering pension liabilities to certain employees. It was measured at fair value.

Other accruals

All estimated expenses incurred but not invoiced or paid by the balance sheet date are recorded as current or noncurrent accrued liabilities. These include accruals for sales commissions and variable remuneration.

Software development costs

Under Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), capitalization of software development costs commences upon the establishment of technological feasibility and ends upon general release of the software to the public. In accordance with SFAS No. 86 the Company defines the point of technological feasibility as the completion of a Beta version (“working model”). For the Company, the time between completion of a working model and general release of the software to the public is of short duration. As a result, the costs qualifying for capitalization under SFAS No. 86 are not material and have been expensed.

Advertising costs

Advertising costs are expensed as they are incurred. For the years ended June 30, 2001, 2002, and 2003 advertising costs of € 6,530, € 5,507, and € 5,562 respectively were incurred.

Accounting for stock-based compensation

The Company accounts for stock-based compensation in accordance with APB No. 25, “Accounting for Stock Issued to Employees,” which requires that compensation expense be measured using the intrinsic value method. SFAS No. 123, “Accounting for Stock-Based Compensation,” requires the fair value of stock options to be included in the consolidated statements of operations or disclosed in the notes to the consolidated financial statements. The Company has adopted the disclosure provision of FASB 123, as amended by FASB Statement 148, but opted to remain under the expense recognition provision of Accounting Principles Board Opinion No. 25, and related Interpretations in accounting for options granted under the Stock Option Plan. The fair value of options granted has been estimated using the Black-Scholes model prescribed by SFAS No. 123. The actual results and pro forma results of the Company and the net income (loss) earnings per share are shown below as if these figures were reflected in the statement of operations in accordance with SFAS No. 123.

	2000/2001	2001/2002	2002/2003
	€	€	€

Net income/(loss)
As reported	6,783	6,802	(3,955)
Stock-based employee compensation expense included in reported net income, net of related tax effects	161	0	0
Total stock-based employee compensation expense determined under fair value based methods for all awards net of tax effects	(1,563)	(1,330)	(1,325)
Pro forma	5,381	5,472	(5,280)

Earnings per share
Basic – as reported	0.34	0.35	(0.19)
Basic – pro forma	0.27	0.28	(0.25)
Diluted – as reported	0.34	0.34	(0.19)
Diluted – pro forma	0.27	0.28	(0.25)

Fair values of financial instruments

The amounts reported in the consolidated balance sheets for cash and cash equivalents, trade receivables, accounts payable, accrued expenses, and capital leases approximate fair value based on the short-term maturity of these instruments.

The carrying amounts of the liabilities to banks are also approximately the same as their fair values, comparing both market prices for the same and similar loans and the terms offered to the Company.

In June 1998 the Financial Accounting Standards Board adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS No. 137 and SFAS No. 138. This standard establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. The standard also requires that changes in the customary market valuation of the derivative be recorded in the Company’s operating result unless specific accounting criteria are fulfilled. If a derivative instrument qualifies for hedge accounting, the gains or losses from the derivative may offset results from the hedged item in the statement of operations or other comprehensive income, depending on the type of hedge. The relevant documentation, designations, and assessment of the effectiveness of hedging transactions are necessary in order to use hedge accounting.

The application of SFAS No. 133, SFAS No. 137, and SFAS No. 138 has no impact on the financial position or results of operations of the Company.

As of June 30, 2003, the Company did not hold any derivative financial instruments.

Income taxes

The Company utilizes the liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under the liability method, deferred taxes are recognized to take into account the net tax effects of temporary differences between the carrying amounts in the consolidated financial statements and in the tax accounts. Net deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized within a reasonable period of time. The Company estimates future taxable income for the single entities based upon operating budgets and ongoing prudent and feasible tax planning strategies, in assessing the amount of the valuation allowance.

Revenue recognition

The Company generates revenues from licensing the rights to use its software products directly to end-users and indirectly through sublicense fees from resellers under perpetual licensing arrangements. The Company also generates revenues from sales of professional services, including consulting, implementation training, and maintenance.

Revenues from software license agreements are recognized according to SOP 97-2 “Software Revenue Recognition” if all of the following four criteria are met:

■	persuasive evidence of an arrangement exists,
■	delivery has occurred,
■	the price charged is fixed or determinable,
■	collectibility is probable.

If a period of acceptance is stipulated in the agreement, revenues are recognized when software is accepted by the customer or when the acceptance period expires. The Company enters into reseller arrangements. Fees under these arrangements are recognized when the above mentioned criteria are fulfilled.

Service revenue is primarily related to implementation and installation services performed under separate service arrangements. Revenues from consulting and training services are recognized as the services are performed. If a license arrangement includes both software and service elements, the arrangement fee is allocated to services and other elements of the arrangement based on their fair value as established by independent sale of the respective element to customers, including the renewal rates for post-contract support services and standard hourly rates for other services. The residual arrangement fees are allocated to the software and are recognized upon delivery of the software provided that the services are not essential to the functionality of the software; the services exclude significant customization or modification of the software; and the payment terms for the software are not subject to acceptance criteria or cancellation or refund provisions. In cases where the license fee payments are contingent upon the performance of services or the services include software customization or modification, revenues from both the license and service elements are deferred and recognized under the percentage of completion method of accounting as the services are performed. The Company applies the percentage of completion method in accordance with Accounting Research Bulletin (“ARB”) 45 and Statement of Position (“SOP”) 81-1 for long-term construction contracts. Revenue is recognized based on costs incurred measured against total planned costs, and the resulting percentage is realized as a percentage of the total revenue of the project contract. Cost incurred is measured by multiplying service hours rendered by a standard hourly rate. Cost to completion is estimated as service hours to be delivered multiplied by the standard hourly rate. Remaining service hours are estimated by project managers on a quarterly base.

Maintenance includes the right to unspecified upgrades and enhancements as well as telephone support and support via remote access. Maintenance revenue is recognized ratably over the term of the maintenance period. If maintenance is included free or at a discount in a software license arrangement, the discount amounts are deferred from the software license fees and recognized ratably over the maintenance period based on their fair value as established by independent sale of maintenance to customers. The Company enters into maintenance agreements which are continued until cancelled. The minimum term of maintenance agreements is 1 year. Maintenance prices are determined as a percentage of net license fees.

Standard payment terms are 30 days after delivery.

Concentration of credit risk

Financial instruments which are potentially subject to a credit risk consist of cash and cash equivalents and trade receivable. Cash and cash equivalents are invested or held in solvent and reliable financial institutions. Furthermore, the Company performs periodic loan reviews of its customers and therefore does not generally require them to provide collateral. The allowances for doubtful accounts amounted to €2,009 in fiscal year 2000/01, €1,611 in fiscal year 2001/02, and €1,776 in fiscal year 2002/03 and were based on management’s estimate of collectibility.

No more than 10% of the company’s revenues were generated with a single customer in fiscal years 2001, 2002, or 2003.

Reclassifications

Certain amounts in the balance sheets of prior years have been reclassified to conform to the current year’s presentation.

Recent accounting pronouncements

In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities.” This Standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the provisions of SFAS No. 146 to have a material impact on the consolidated financial statements. The Company will adopt the provisions of SFAS No. 146 on July 1, 2003.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock-Based Compensation — an amendment of SFAS No. 123.” The standard provides alternative methods of accounting for a voluntary change to the fair value based method of accounting for stock-based employee compensation, and requires additional disclosures. The Company continues to account for stock compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The Company adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (the Interpretation). The Interpretation requires the consolidation of entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual, or other financial interests in the entity. Currently, entities are generally consolidated by an enterprise when it has a controlling financial interest through ownership of a majority voting interest in the entity. The Company will begin applying the provisions of this new pronouncement effective July 1, 2003 on a prospective basis and does not anticipate any impact on its results of operations, financial position, and cash flows.

On April 30, 2003, the FASB issued Statement of Financial Accounting Standards 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This Statement is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 amends SFAS No. 133 as a result of:

■	decisions previously made as part of the Derivatives Implementation Group (DIG) process;
■	changes made in connection with other Board projects dealing with financial instruments;
■	deliberations in connection with issues raised in relation to the application of the definition of a derivative.

In particular it clarifies:

■	the meaning of “an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors”;
■	the meaning of underlying;
■	the characteristics of a derivative that contains financing components.

SFAS No. 149 does not amend the definition of a derivative; however, SFAS No. 149 does clarify the definition of a derivative by focusing on the meaning of the characteristic “an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.” SFAS No. 149 explains that “smaller” means “smaller by more than a nominal amount.” SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 is not expected to have a material impact on the Company.

In May 2003 the FASB issued SFAS 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”), the new accounting standard for certain types of freestanding financial instruments and disclosure regarding possible alternatives to settling financial instruments. The Company does not anticipate any impact on its results of operations, financial position, and cash flows as a result of the adoption of the Statement.

The Statement is effective for all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period after June 15, 2003.

In November 2002, the EITF reached a final consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF 00-21 addresses certain aspects of the accounting of revenue arrangements with multiple deliverables by a vendor. EITF 00-21 outlines an approach to determine when a revenue arrangement for multiple deliverables should be divided into separate units of accounting and, if separation is appropriate, how the consideration should be allocated to the identified accounting units. The consensus reached in the Issue will be effective for IXOS in its financial statements beginning July 1, 2003. The Company is determining the impact of the adoption of EITF 00-21, although IXOS believes that the adoption will not have a material impact on its consolidated financial statements.

D.   Consolidated statement of operations disclosures

1.   Other operating income/(expenses)

	2000/2001	2001/2002	2002/2003
	€	€	€

Other operating income
Payment for cancellation of non-compete clause	2,000	0	0
Rental income	1,798	6,191	6,049

	3,798	6,191	6,049

Other operating expenses
Rent expenses	1,760	6,184	6,000
Restructuring for rent commitments and contract risks	(1,492)	0	0
Restructuring for severance payments	(2,073)	0	0
Other	47	0	0

	(1,758)	6,184	6,000

Other operating income only includes the income from the sublease of the Technopark II office building in fiscal year 2002/03; other operating expenses include the costs for the rental of this office building. The Technopark II building is 100% subleased.

For restructuring purposes, IXOS recorded an accrual of € 5,837 in fiscal year 2000. In fiscal year 2000/01, the Company was able to sublease the rent contract signed by IXOS for Technopark II. For this reason an accrual of € 959 was not used and was therefore reversed. In addition, the Company was able to sell its wholly owned subsidiary, IXOS Anwendungs-Software GmbH, Leipzig, Germany, so the accrual for severance payments of € 2,073 and the remaining accrual for rent commitments of € 533 were also reversed. The reversal of accruals had a significant positive impact on net income for the year ended June 30, 2001.

Payments totaling € 2,272 were made for restructuring purposes in fiscal year 2000/01. No payments were made in fiscal years 2001/02 or 2002/03.

Effective March 21, 2001, IXOS sold its 31 % interest in the joint venture memIQ Aktiengesellschaft, Munich, Germany, to its joint venture partners for an amount of € 3,500. Moreover, IXOS received € 2,000 from the waiver of the non-compete clause. This ban was a component of the joint venture agreement dated May 26, 2000 and prohibited the joint venture from competing in the same field as the Company.

2.   Other income/(expenses)

	2000/2001	2001/2002	2002/2003
	€	€	€

Other income
Gain on disposals of financial assets
IXOS Anwendungs-Software GmbH, Leipzig, Germany	146	0	0
memIQ Aktiengesellschaft, Munich, Germany	2,710	0	0

	2,856	0	0

Other expenses
Loss from investments in joint ventures
memIQ Aktiengesellschaft, Munich, Germany	(2,014)	0	0

	(2,014)	0	0

By way of a contract dated August 29, 2000, IXOS sold its wholly owned subsidiary IXOS Anwendungs-Software GmbH, Leipzig, for a cash amount of € 767. IXOS Leipzig was a subsidiary focusing mainly on development and, due to its size, it was not significant for the results of operations.

Losses from investments in joint ventures result purely from the absorption of losses from the memIQ Aktiengesellschaft joint venture using the equity method. On the date memIQ Aktiengesellschaft was sold, the joint venture had total revenues of € 77 and € 5,182 of total expenses. Total assets amounted to € 8,925 and consisted mainly of cash and cash equivalents (€ 3,427) and long-lived assets (€ 5,366) on the asset side, less accounts payable (€ 4,650) and equity (€ 3,895) on the liability side. Intercompany transactions between IXOS SOFTWARE AG and memIQ Aktiengesellschaft were immaterial.

3.   Income taxes

Until December 31, 2000 inclusive, German stock corporations were subject to corporate income tax at a rate of 40 % on fully retained earnings, 30 % on distributed earnings, and trade tax depending on the municipality in which the company operates. Based on the German Tax Reduction Act passed on July 14, 2000 by the German Federal Council, and effective January 1, 2001, the corporate income tax rate decreased to a uniform level of 25 % for distributed and non-distributed profits. Trade tax remains unaffected.

In addition, German stock corporations must pay a surcharge on corporate income tax of 5.5% as a contribution to the costs of German reunification.

The provisions for income taxes consist of the following items:

	2000/2001	2001/2002	2002/2003
	€	€	€

Current
Germany	476	0	85
Europe (excluding Germany)
North America and Asia	291	294	563

	767	294	648

Deferred
Europe (excluding Germany)
North America and Asia	0	0	(251)

	0	0	(251)

Provisions for income taxes	767	294	397

Reconciliation of the provisions for income taxes to amounts computed by applying the German statutory income tax rate of 37.3% to the tax expense disclosed in these financial statements:

	2000/2001	2001/2002	2002/2003
	€	€	€

Statutory income tax (37.3% in 2003, 37.3% in 2002, 37.3% in 2001, 50% in 2000)	2,816	2,932	(1,327)
Increase (decrease) in income tax due to:
Deferred taxable income	2,581	0	0
Foreign income/losses at different tax rates	(502)	(6)	102
Changes in valuation allowance on deferred tax assets	(3,456)	(2,008)	1,350
Effect of income earned in a foreign tax jurisdiction with tax-free status	(1,259)	0	470
Foreign currency exchange gain/loss on intercompany balances with long-term investment nature	0	(840)	(445)
Amortization of goodwill	64	64	84
Amortization of deferred compensation	60	0	0
Prior year tax payments	463	0	202
Other	0	152	(39)

Provisions for income taxes	767	294	397

In fiscal year 1997, the Company’s Swiss subsidiary was formed and awarded tax-free status for the following 10-year period. The Company’s Swiss subsidiary generated income beginning in fiscal year 1998 that is not subject to income tax.

Net deferred income taxes consist of the following items:

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Deferred tax assets
Net operating loss carryforwards	9,900	8,546	26,768
Accrued pension cost	113	183	140
Unearned revenue	1,062	762	396
Stock offering costs	559	559	559
Other	0	0	68

Total deferred tax assets	11,634	10,050	27,931
Less: valuation allowance	(11,479)	(9,471)	(26,632)

Net deferred tax assets	155	579	1,299

Deferred tax liabilities
Deferred tax income	1,219	1,486	1,538
Foreign exchange gain	155	13	30
Accrued liabilities	0	82	83
Other	0	34	251

Total deferred tax liabilities	1,374	1,615	1,902

Net deferred tax liabilities	(1,219)	(1,036)	(603)

Current portion of deferred taxes	(1,219)	(1,036)	(603)
Noncurrent portion of deferred taxes	0	0	0

	(1,219)	(1,036)	(603)

The increase in deferred tax assets on tax loss carryforwards and valuation allowances on deferred tax assets was caused by the acquisition of Obtree Technologies Inc. With this company, IXOS acquired tax loss carryforwards of € 65 million.

Due to the expected taxable results of IXOS as of June 30, 2001, a valuation allowance was recognized for the balance of deferred tax assets within the different tax jurisdictions of the Company. Since the recoverability of deferred tax assets is still subject to uncertainty for 2004 and 2005, the Company has again written these off in full. The remaining deferred tax liabilities all originate in U.S. tax jurisdictions, where the existing deferred tax liabilities are not offset by deferred tax assets.

The net operating loss carry forward refers to the following tax jurisdictions:

€

Germany	12,027
Switzerland (Obtree Technologies Inc.)	65,785
Australia	3,522
Singapore	2,917
United Kingdom	2,564
Japan	1,814

No unused tax losses will expire. The increase in deferred tax assets and valuation allowances on deferred tax assets mainly results from the acquisition of Obtree Technologies Inc.

4.   Earnings per share

Basic earnings per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by dividing net income by the weighted average number of shares outstanding and dilutive stock options outstanding.

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Net income/(loss)	6,783	6,802	(3,955)

Basic weighted average common shares outstanding	19,687,150	19,677,661	21,059,116
Dilutive effect of assumed exercise of stock options	170,015	69,810	0	[1]

Weighted average common shares outstanding assuming dilution	19,857,165	19,747,471	21,059,116

Basic net income/(loss) per share	0.34	0.35	(0.19)
Diluted net income/(loss) per share	0.34	0.34	(0.19	) [2]

     1 Diluted average shares outstanding are identical in fiscal year 2002/03 as the Company reports losses.
     2 Diluted and basic earnings per share are the same in fiscal years where the Company reports losses, as the effect would be antidilutive.

E.   Consolidated balance sheet disclosures

5.   Cash and cash equivalents, and short-term investments

At June 30, 2003, and 2002, credit lines in the amount of € 12,534 and € 10,534 respectively were available. € 2,152 and € 1,412 respectively of these amounts were used for the issuance of bank guarantees.

6.   Allowance for doubtful accounts

The following table presents changes in the allowance for doubtful accounts:

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Beginning balance	832	2,009	1,611
Provisions for doubtful accounts	2,131	522	664
Utilization/reversals	(954)	(920)	(499)

Ending balance	2,009	1,611	1,776

7.   Prepaid expenses and assets

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Inventories	0	978	317
Prepayments	2,493	1,910	4,467
Security deposits	1,100	693	1,070
Other	203	566	1,540

	3,796	4,147	7,394

8.   Property and equipment

Property and equipment consists of the following items:

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Leasehold improvements	7,830	8,076	8,960
Furniture and equipment	21,822	19,677	20,336

	29,652	27,753	29,296

Accumulated depreciation	(17,730)	(18,036)	(19,637)

Property and equipment, net	11,922	9,717	9,659

The depreciation expense amounted € 6,211 for fiscal year 2001, € 4,185 for fiscal year 2002, and € 3,362 for fiscal year 2003.

9.   Intangible assets

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Purchased software, gross	1,909	4,998	11,039
Accumulated amortization	(1,196)	(1,488)	(3,090)

Purchased software, net	713	3,510	7,949

Maintenance contracts, gross	0	0	1,320
Accumulated amortization	0	0	(212)
Maintenance contracts, net	0	0	1,108

	713	3,510	9,057

The amortization expense amounted to € 349 for fiscal year 2001, € 380 for fiscal year 2002, and € 1,864 for fiscal year 2003.

Additions in fiscal year 2003 relate to capitalized software (€ 4,097) and capitalized maintenance contracts (€ 1,320) from the purchase price allocation of Obtree Technologies Inc.; capitalized software (€ 733) from the purchase price allocation of PowerWork AG; and the customization of internal use software (€ 837).

The weighted average amortization period for intangible assets is 4 years.

The following table shows the estimated amortization expense for each of the next 5 years:

	Estimated	Estimated
	amortization of	amortization of
	purchased software	maintenance contracts	Total
	€	€	€

2003/2004	2,444	554	2,998
2004/2005	2,218	325	2,543
2005/2006	2,007	157	2,164
2006/2007	1,261	61	1,322
2007/2008	19	11	30

Total	7,949	1,108	9,057

10.   Goodwill

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Goodwill, gross
Beginning balance	1,201	1,201	1,201
Additions	0	0	9,461

Ending balance	1,201	1,201	10,662

Accumulated amortization
Beginning balance	(457)	(629)	(801)
Additions	(172)	(172)	0

Ending balance	(629)	(801)	(801)

Goodwill, net	572	400	9,861

The additions to goodwill result from the acquisition of 99.92 % of the shares of Obtree Technologies Inc. as well as from the PowerWork AG asset deal. Please refer to our explanations in section B. “Changes in the consolidated group.”

Changes in fixed assets were as follows:

	Acquisition and Production Cost

	July 1, 2002	Additions	Disposals	Cumulative	June 30, 2003
				currency translation
				adjustments
	€	€	€	€	€

Intangible assets
Purchased software and maintenance contracts	4,998	7,415	50	(4)	12,359
Goodwill	1,201	9,461	0	0	10,662

	6,199	16,876	50	(4)	23,021

Property and equipment
Leasehold improvements	8,076	969	9	(76)	8,960
Factory and office equipment	19,677	2,630	1,293	(678)	20,336

	27,753	3,599	1,302	(754)	29,296

	33,952	20,475	1,352	(758)	52,317

11.   Accrued liabilities

Accrued liabilities primarily relate to the following items:

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Accrued salaries	6,855	5,851	6,631
Accrual for vacation accrued but not yet taken	1,861	2,290	2,606
Outstanding invoices	2,185	1,430	2,256
Other	1,083	924	1,044

	11,984	10,495	12,537

12.   Schedule of liabilities

			due after one
		due within	year and within	due after more
	June 30, 2003	one year	five years	than five years	June 30, 2002
	€	€	€	€	€

Trade payables	3,591	3,591	0	0	7,739
Tax payables	2,556	2,556	0	0	1,980
Social security liabilities	1,167	1,167	0	0	1,064
Other liabilities	260	260	0	0	286

	7,574	7,574	0	0	11,069

Other long-term liability	846	0	846	0	0
Current portion of capital lease obligation	0	0	0	0	131
Customer advances and unearned revenues	13,516	13,516	0	0	11,679

	21,936	21,090	846	0	22,879

Accumulated depreciation and amortization					Net book value

July 1, 2002	Provisions	Reversals	Cumulative	June 30, 2003	June 30, 2003	June 30, 2002
			currency translation
			adjustments
€	€	€	€	€	€	€

1,488	1,864	48	(2)	3,302	9,057	3,510
801	0	0	0	801	9,861	400

2,289	1,864	48	(2)	4,103	18,918	3,910

2,815	850	5	(59)	3,601	5,359	5,261
15,221	2,512	1,212	(485)	16,036	4,300	4,456

18,036	3,362	1,217	(544)	19,637	9,659	9,717

20,325	5,226	1,265	(546)	23,740	28,577	13,627

The Other long-term liability refers to a liability of Obtree Technologies Inc. to Born Informatik AG, an unrelated entity. IXOS assumed the liability in connection with the acquisition of Obtree Technologies Inc. The agreement between Obtree Technologies Inc. and Born Informatik AG provides for settlement of the liability using future revenues resulting from license sales.

Securities for liabilities are not provided, except for customary retention of title and similar rights in the software industry.

As of June 30, 2002, the total liabilities of € 22,879 were due within one year.

As of June 30, 2001 liabilities due within one year amounted to € 17,524 and liabilities due in one year to five years amounted to € 131.

13.   Customer advances and unearned revenues

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Unearned revenues	10,798	11,561	12,133
Customer advances	425	118	1,383

	11,223	11,679	13,516

Unearned revenues result from deferred maintenance revenues.

14.   Capital lease commitments

The Company leased office and factory equipment by means of noncancelable capital lease agreements that expired on various dates through 2003 at the latest. The leased assets in the prior years are accounted for as follows:

	June 30, 2001	June 30, 2002
	€	€

Furniture and equipment	1,627	1,194
Accumulated depreciation	(1,137)	(975)

	490	219

There are no future minimum annual lease payments.

Amortization of capital lease assets is included in the depreciation expense.

15.   Retirement plans

IXOS SOFTWARE AG has entered into pension commitments to current Executive Board members, former Executive Board members, as well as individual pension commitments to employees. The Company’s actuarial cost method for its plan is the projected unit credit method. The Company’s policy is to deposit amounts with an insurance company to cover the actuarial present value of the expected retirement benefits. The amounts deposited of € 1,630 in fiscal 2003, € 1,075 in fiscal 2002, and € 674 in fiscal 2001 respectively are invested by the insurance company in short-term investments. These amounts are included in the “other long-term assets” item. The amounts are independent of the defined benefit plan and do not constitute assets of the plan.

Pension expenses during the fiscal years can be allocated as follows:

	2000/2001	2001/2002	2002/2003
	€	€	€

Service cost	49	266	15
Interest cost on projected benefit obligations	72	97	101

Net pension cost	121	363	116

The following table sets forth the funded status and amount recognized for the Company’s defined benefit pension plan in the consolidated financial statements.

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Accumulated benefit obligations	1,168	1,495	1,747
Total projected benefit obligations	1,168	1,495	2,022

Projected benefit obligations in excess of plan assets	1,168	1,495	2,022
Unrecognized net gain/loss	149	185	(226)

Additional minimum liability	0	0	52

Accrued pension liabilities	1,317	1,680	1,848

Weighted average assumed discount rate	6.5%	6.5%	6.0%
Weighted average rate of Compensation increase	2.5%	2.5%	2.5%

In fiscal year 2002/03, the discount rate was adjusted to reflect standard market rates for high-quality fixed-interest securities. The resulting effects in the amount of € 52 were recognized in other comprehensive income in fiscal year 2002/03.

16.   Financial commitments

Future rent payments and lease obligations from noncancelable leases for operating equipment for the next five years after June 30, 2003 are as follows:

Fiscal year	€

2004	13,005
2005	11,718
2006	10,186
2007	9,880
2008	9,025

Thereafter	21,853

Rent expense amounted € 7,648 for fiscal year 2001, € 10,917 for fiscal 2002, and € 11,746 for fiscal year 2003.

€ 29,028 of the financial commitments for the next five years will be offset by rental income of € 27,001. In addition, future rent payments of € 15,745 for the period after fiscal year 2008 will be compensated by rental income of € 11,296.

The sublease rental income and the financial commitments for each year are as follows:

	Income	Commitment
	€	€

Fiscal year
2004	6,361	5,806
2005	6,361	5,806
2006	5,751	5,806
2007	4,264	5,805
2008	4,264	5,805

Total	27,001	29,028

17.   Disclosures on the equity of IXOS SOFTWARE AG

At the General Meeting held on July 21, 1998, the Executive Board was authorized, with the approval of the Supervisory Board, to increase the share capital until July 21, 2003 by a total amount of up to DM 4,800 through the issuance of new shares “Authorized Capital I and IV”).

The General Meeting on November 25, 1999 resolved to increase the common stock to € 19,259 and to divide it into 19,259,285 new shares through a five-for-one stock split. A resolution was also adopted to increased Authorized Capital I and IV, resolved by the General Meeting on July 21, 1998, from DM 4,800 to € 4,800, and the period in which the Executive Board was authorized to implement a corresponding capital increase was extended to November 25, 2004.

The General Meeting on November 19, 2002 resolved to create new Authorized Capital (“Authorized Capital V”) of up to € 7.762. The resolution was recorded in the commercial register on November 27, 2002.

Authorized Capital I resolved by the General Meeting on November 25, 1999 up to a nominal amount of € 1.800, was utilized in full for the investment by General Atlantic Partners in the Company.

The General Meeting on March 6, 2002 resolved to contingently increase the common stock of the Company by € 500, composed of up to 500,000 no-par value bearer shares (Contingent Capital IV). The contingent capital increase serves to grant conversion rights to holders of warrants.

The Company holds 40.000 treasury shares. These shares were acquired in September 2001, the acquisition price was € 241. This equals 0.19 % of that total issued shares. The shares were repurchased to serve employee stock options. In fiscal year 2002/03 13,665 treasury shares were sold for a consideration of € 5.15 per share. This equals 0.06 % of that total issued shares.

The accumulated losses include legal reserves in the amount of € 347 relating to the IXOS SOFTWARE (International) AG, Biel (€ 312) and IXOS SOFTWARE s. r. o., Prag (€ 35) subsidiaries.

The Company’s shares are quoted on the Prime Standard segment of the Frankfurt Stock Exchange and the Company’s ADSs have been quoted on the NASDAQ National Market since October 7, 1998.

All shares are common shares.

In fiscal year 2002/03 1,800,000 shares were subscribed from authorized capital and 6,385 shares from contingent capital.

18.   Accumulated other comprehensive income

Other comprehensive income at June 30, 2003 includes foreign currency translation adjustments and minimum pension liability adjustments. Reclassifications from cumulative translation adjustments to foreign currency exchange losses were made in the amount of € 2,005 in fiscal year 2002/2003.

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Foreign currency translation adjustment	(47)	(1,014)	1,016
Minimum pension liability adjustment	0	0	(52)

Total	(47)	(1,014)	964

19.   Stock option plans

The Company has a U.S. stock option plan, a non-U.S. stock option plan, and a worldwide stock option plan (the “stock option plans”). The U.S. and the non-U.S. plans were established in fiscal year 1998 and provide for the grant of options with a term of ten years and a vesting period of three or four years from the date of grant. The U.S. stock option plan options vest monthly over four years after an initial six-month period. The non-U.S. stock option plan options vest annually over three years. The worldwide stock option plan was established in fiscal 2000. These options vest annually over four years. All options granted on or before June 30, 2000 have a term of ten years, those options granted after June 30, 2000 have a term of six years. The General Meeting authorized the Company on several occasions over the past few fiscal years to grant stock options. To implement the Company’s stock option plans, the shareholders resolved on several occasions to create contingent capital in the total amount of € 2,426 to cover the grant of 2,425,928 shares, which can be issued to the stock option holders when stock options are exercised. As of June 30, 2003, 471,759 of the options granted have been exercised. The remaining contingent capital available at the balance sheet date to serve stock options thus amounts to € 1,954.

In connection with the grant of certain stock options to employees in May 1998, the Company recorded deferred compensation of € 579 representing the difference between the fair value of the common stock for accounting purposes and the exercise price of such options at the date of grant. Such amount is amortized on a pro rata basis over the vesting period of the applicable options. The associated amortization expense was € 161 for fiscal 2001. The compensation expense is decreased in the period of forfeiture for any accrued but unvested compensation arising from the early termination of an option holder’s services.

The following tables provide information with respect to the stock option plans at the end of fiscal year 2002/2003:

		Weighted Average
	Options	exercise price
	outstanding	€

Balance at June 30, 2000	1,168,533	17.61

Granted	271,330	12.77
Exercised	(67,566)	4.56
Cancelled	(277,770)	24.90

Balance at June 30, 2001	1,094,527	15.33

Granted	74,180	7.07
Exercised	0	0
Cancelled	(61,431)	20.68

Balance at June 30, 2002	1,107,276	13.91

Granted	365,750	5.80
Exercised	(6,385)	3.93
Cancelled	(21,637)	12.03

Balance at June 30, 2003	1,445,004	11.93

		Remaining contract	Number
Exercise price	Options	life in years	exercisable at
€	outstanding	(weighted average)	June 30, 2003

50.90	8,750	6.63	8,750
40.80	68,685	5.71	68,685
35.38	3,180	5.94	3,180
33.18	1,665	6.01	1,665
28.60	4,770	6.17	4,700
25.02	8,565	6.39	8,510
19.80	283,307	6.98	221,184
17.38	107,150	5.27	107,150
11.21	29,980	3.63	20,644
8.00	165,000	4.85	165,000
8.00	60,000	5.43	60,000
8.00	50,000	5.11	50,000
7.44	162,241	4.84	162,241
7.39	14,946	3.92	9,978
6.42	8,000	4.85	2,666
5.05	194,750	5.43	0
5.05	3,000	5.11	0
4.43	51,400	4.41	23,379
4.09	53,500	5.87	0
3.93	166,115	4.34	166,115

	1,445,004	5.40	1,083,847

As of June 30, 2002 and June 30, 2001, there were 881,222 and 564,334 exercisable stock options respectively.

The fair value of these options was estimated at the date of grant using the Black-Scholes model with the following weighted-average assumptions: risk-free interest rate of 3.5% (2002: 4.4%; 2001: 4.7%), nil dividend yield for all years presented, expected volatility 62% (2002: 66%; 2001: 60%) and an expected life for the options of 4 years (2002 and 2001: 4 years). All options granted during fiscal 2003, 2002, and 2001 had an exercise price equal to the fair market value of the shares at the date of grant. The estimated weighted average fair value of the options granted during fiscal 2003 amounts to € 2.29 (2002: € 2.41; 2001: € 6.43).

F.   Other Disclosures

20.   Related parties

Prof. Dr. Wilhelm Haarmann, who was a member of the Supervisory Board of IXOS SOFTWARE AG until March 31, 2002, is also a member of the law firm Haarmann, Hemmelrath & Partner, which frequently acts as legal and tax advisor to the Company. Expenditures invoiced by Haarmann, Hemmelrath & Partner for their legal and tax consulting services amounted to € 49 during year fiscal 2002 and € 46 during year fiscal 2001. The Company also retains another member of the Supervisory Board, Hansjörg Staehle, as a legal advisor. Expenditures invoiced by Mr. Staehle during fiscal year 2003 were € 1, € 19 during fiscal year 2002 and € 31 during fiscal year 2001.

21.   Geographical information/segment reporting

IXOS SOFTWARE Aktiengesellschaft is a software manufacturer and deals with the development, manufacture, marketing, and licensing of standard client-server software applications. All products and the related services are offered worldwide in the same manner. The Company believes that it only operates in a single business segment and accordingly has structured its management and internal reports to reflect this single segment.

The geographic break-down of revenues, income (loss) from operations, and identifiable assets is presented in the following:

	June 30, 2001	June 30, 2002	June 30, 2003
	€	€	€

Revenues
Germany	50,966	66,567	66,459
North America	37,703	37,592	33,138
Europe (excluding Germany)	38,594	43,838	53,553
Asia/Pacific	17,342	15,754	17,008
Consolidation	(27,606)	(41,751)	(43,039)

Total	116,999	122,000	127,119

Income (loss) from operations
Germany	(1,207)	8,863	3,738
North America	3,053	68	(1,357)
Europe (excluding Germany)	4,056	931	(897)
Asia/Pacific	541	(2,099)	(1,478)
Consolidation	(493)	(54)	126

Total	5,950	7,709	132

Identifiable assets
Germany	70,773	79,515	88,424
North America	17,044	13,067	13,458
Europe (excluding Germany)	31,871	42,442	45,640
Asia/Pacific	17,363	15,784	16,281
Consolidation	(47,029)	(52,339)	(55,546)

Total	90,022	98,469	108,257

Due to the allocation of royalties, the comparability of the figures is limited.

The Europe (excluding Germany) region includes the companies in Switzerland, the Czech Republic, Austria, Netherlands, and the United Kingdom. The Asia Pacific region includes the companies in Japan, Singapore, Malaysia, and Australia.

22.   Employees

The average number of employees in fiscal year 2003 was 852 (2002: 755).

Break-down of the number of employees classified by regions and functions:

	Germany	Europe	North America	Asia/Pacific	Total

Technology/maintenance	54	8	18	8	88
Service	106	52	20	13	191
Training	13	3	2	0	18
Research and Development	163	55	5	0	223
Sales	87	91	50	22	250
Marketing	23	6	3	0	32
Administration	74	31	8	4	117

Total	520	246	106	47	919

23.   Executive Board and Supervisory Board

The members of the Executive Board of IXOS SOFTWARE AG in fiscal year 2003 were:

Robert Hoog	CEO
Peter Rau	CFO
Hartmut Schaper	CTO
Richard Gailer	CSMO

Remuneration of the members of the Executive Board

The cost to the Company for the total remuneration of members of the Executive Board in fiscal year 2002/2003 amounted to € 1,768.

The individual members of the Executive Board received the following remuneration:

	Fixed	Variable	Other	Total
	portion	portion
Executive Board member	€	€	€	€

Richard Gailer (CSMO)	245	48	34	327
Robert Hoog (CEO)	587	110	70	767
Peter Rau (CFO)	231	65	59	355
Hartmut Schaper (CTO)	233	50	36	319

Total	1,296	273	199	1,768

Variable portions therefore account for 15.4 % of the total renumeration. The other renumeration disclosed is the cost to the Company. It contains non-cash benefits, retirement benefits, and social security contributions.

In fiscal year 2002/2003, an additional pension liability of € 17 was recognized for the members of the Executive Board and included in the other renumeration. An additional pension liability of € 42 was recognized for former members of the Executive Board.

Salary structure of the members of the Executive Board

All members of the Executive Board have a remuneration plan with a target salary composed of a fixed and a variable portion. The variable portion depends on whether to certain targets are reached, including revenue and earnings targets.

At a maximum, the variable portion can be tripled if actual results exceed the targets. The members of the Executive Board also receive non-cash benefits, retirement benefits, and social security contributions.

Executive Board member	Fixed portion	Variable portion	Target earnings

Richard Gailer (CSMO)	70%	30%	100%
Robert Hoog (CEO)	75%	25%	100%
Peter Rau (CFO)	70%	30%	100%
Hartmut Schaper (CTO)	70%	30%	100%

The members of the Executive Board receive a renumeration linked to the performance of the price of IXOS SOFTWARE AG shares as a medium-term performance-related component. No renumeration was payable in fiscal year 2002/2003 due to the performance of IXOS shares.

Executive Board stock options

The members of the Company’s Executive Board held the following stock options at June 30, 2003:

Executive Board member	Stock options	Exercise price

Richard Gailer	50,000	8.00
Robert Hoog	35,000	19.80
	125,000	8.00
Peter Rau	50,000	8.00
Hartmut Schaper	50,000	8.00

Executive Board member Peter Rau was granted a further 50,000 stock options, and Executive Board member Robert Hoog a further 40,000 stock options when their current service contracts were signed. These stock options have not yet been issued by the Company.

Former Executive Board member Jürg Wyttenbach held 52,500 stock options. When he left the Company, he returned the 40,000 stock options granted to him under the terms of his contract of service as an Executive Board member. Jürg Wyttenbach holds a further 12,500 stock options (exercise price: € 17.384) from earlier contracts of service with IXOS SOFTWARE AG.

The underlying Terms and Conditions for the Stock Options of IXOS SOFTWARE AG are published on the Company’s website.

The members of the Supervisory Board of IXOS SOFTWARE AG in fiscal year 2002/2003 were:

Dr. Klaus Esser
General Partner of General Atlantic Partners GmbH
Lawyer
Chairman since December 11, 2002
Member of the Supervisory Board of Alstom Société Anonyme, Paris
Chairman of the Supervisory Board of Apollis AG, Munich
Member of the Supervisory Board of CompuGroup Holding AG, Koblenz
Member of the Supervisory Board of ConVISUAL, Oberhausen
Member of the Supervisory Board of GWI AG, Bonn

Hansjörg Staehle
Partner of Beil, Staehle, Wagner & Milde
Attorney
Chairman until December 11, 2002
Member since December 11, 2002
Chairman of the Supervisory Board of Glautec AG, Nuremberg
Member of the Supervisory Board of Munich Business Angels AG, Munich

Eberhard Färber
Dipl.-Kaufmann
Deputy Chairman

Richard Roy
Dipl.-Ingenieur
Deputy Chairman of the Supervisory Board of Realtech AG, Walldorf
Member of the Supervisory Board of Lion Bioscience AG, Heidelberg
Member of the Supervisory Board of Swisscom AG, Bern

Dr. Claudia Böttcher
Dipl.-Informatikerin1

Manfred Heiss
Dipl.-Informatiker1

Christopher Schönberger
Partner of Peters, Schönberger & Partner
Wirtschaftsprüfer (German Public Auditor), Steuerberater (Tax Advisor)
Member until November 11, 2002
Member of the Supervisory Board of Hugo Kern and Liebers GmbH & Co., Schramberg

1   elected by the employees

Remuneration of the members of the Supervisory Board

The remuneration of the members of the Supervisory Board is governed by Article 15 of the Articles of Association. In addition to the reimbursement of expenses, each member receives a fixed remuneration of € 10 per fiscal year. The Chairman receives double this amount, the Deputy Chairman receives one and a half times this amount.

Additionally, each Supervisory Board member receives a variable portion of € 1.25 for each Supervisory Board or committee meeting attended. Committee meetings which are held on the same day as a Supervisory Board meeting are not remunerated separately. The remuneration is payable after the end of each fiscal year.

The total remuneration of members of the Supervisory Board in fiscal year 2003 amounted to € 158. The fixed portion amounted to € 75, and the variable portion amounted to € 83.

The remuneration attributable to the individual members of the Supervisory Board was as follows:

	Fixed portion	Variable portion	Total
Supervisory Board member	€	€	€

Dr. Klaus Esser, Chairman	12	9	21
Eberhard Färber, Deputy Chairman	15	11	26
Richard Roy	10	15	25
Hansjörg Staehle	14	13	27
Christopher Schönberger	4	8	12
Dr. Claudia Böttcher	10	15	25
Manfred Heiss	10	12	22

Total	75	83	158

Detailed information on membership of the members of the Supervisory Board in the Personnel Committee and the Audit Committee, and on attendance by the members of the Supervisory Board at the Supervisory Board and Committee meetings can be found in the report of the Supervisory Board.

24.   Declaration on the Corporate Governance Code in accordance with section 161 AktG

The Executive Board and the Supervisory Board have submitted the declaration required by section 161 AktG to the effect that they comply with the recommendations of the “Government Commission on the German Corporate Governance Code” published by the Federal Ministry of Justice in the official section of the electronic Bundesanzeiger (Federal Gazette), and that they will continue to do so in the future.

25.   Investments in the Company within the meaning of section 21 WpHG

There are investments in the Company within the meaning of section 21 WpHG (German Securities Trading Act). The Company has been notified accordingly by the shareholders.

IXOS has been informed that as direct investors,

■	General Atlantic Partners (Bermuda) L. P.
■	GAP Coinvestment Partners II, L. P.
■	GapStar LLC
■	GAPCO GmbH & Co. KG

hold an aggregate 25.1 % voting interest in IXOS SOFTWARE AG. The 10 % and 25 % thresholds were exceeded on September 27, 2002.

26.   Differences between U.S. GAAP and HGB (German Commercial Code)

In accordance with the interpretation by the German Accounting Standards Committee (GASC) in German Accounting Standard GAS 1, the consolidated financial reporting of the parent company complies with Directive 83/349/EC.

The provisions of the German Commercial Code (HGB) and German Stock Corporation Law differ from U.S. GAAP in many respects. The principle differences which could be of relevance for evaluating the Company’s net worth, financial position, and results of operations, are:

Under the HGB, all items in the balance sheet and statement of operations must follow the form and classification set out in sections 266 and 275 of the HGB. U.S. GAAP requires a different presentation, in which the balance sheet items are classified in order of declining liquidity. Under U.S. GAAP, current portions of noncurrent receivables and liabilities are stated in separate balance sheet items. The portion due within 12 months is considered to be current.

Compared with German accounting principles, there are also differences arising from the application of U.S. GAAP in the areas of goodwill accounting, the measurement of foreign currency items, deferred taxes, leases, acquisition costs, revenue recognition, application of the percentage of completion method, capital reserves, treasury stock, and the computation of accrued pension expenses, vacation, and guarantees.

27.   Subsequent Event (unaudited)

On October 21, 2003, we announced that we had entered into a business combination agreement with Open Text, a corporation duly incorporated under the laws of the province of Ontario, Canada.

Under the terms of the agreement, 2016091 Ontario Inc., a 100 % subsidiary of Open Text Corporation has agreed to make a voluntary, public tender offer for the purchase of all outstanding shares of IXOS Software AG for a price of Euro 9.00 per IXOS share, payable in cash at consummation of the tender offer, in accordance with the provisions of the German Securities Acquisition and Takeover Act (WpÜG). The Executive and Supervisory Boards of IXOS Software AG as well as the Board of Directors of Open Text Corporation unanimously support the anticipated transaction. As a voluntary alternative to this cash offer, Open Text has agreed to offer all IXOS shareholders 0.5220 of an Open Text share for each IXOS share and 0.1484 of a warrant, each whole warrant exercisable to purchase one Open Text share for up to one year after the closing day of the offer at a strike price of US$20.75 per share. The tender offer by 2016091 Ontario Inc. was published on December 1, 2003.

The period for the acceptance of this tender offer (Acceptance Period) commenced with the publication of the Offer Document on December 1, 2003 and ends on January 16, 2004, 12.00 Noon (local time Frankfurt/Main). Consummation of the Offer is subject to several conditions including, among others, an acceptance rate of 67 % of all outstanding shares of IXOS Software AG. There can be no assurance that the Acquisition will be consummated.

On December 2, 2003 the Management Board and the Supervisory Board recommended that the holders of IXOS Shares accept the Offer extended by 2016091 Ontario Inc. However, the Management Board and the Supervisory Board did not provide any recommendation as to whether shareholders should opt for the cash offer or the alternative.

Grasbrunn, August 14, 2003, except note 27 which is dated December 16, 2003

IXOS SOFTWARE Aktiengesellschaft

The Executive Board:

/s/ ROBERT HOOG Robert Hoog	/s/ PETER RAU Peter Rau	/s/ HARTMUT SCHAPER Hartmut Schaper	/s/ RICHARD GAILER Richard Gailer